As filed with the Securities and Exchange Commission on July 13, 2026

File No.333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

PRIVATE BANCORP OF AMERICA, INC.

(Exact name of registrant as specified in its charter)

California	80-0769276
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9404 Genesee Ave., Suite 100 La Jolla, California	92037
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code: (858)-875-6900

Copies to:

Richard L. Sowers President and Chief Executive Officer Private Bancorp of America, Inc. 9404 Genesee Ave. Suite 100 La Jolla, CA 92037 (858)-875-6900	Shawn M. Turner Mary Ellen Stanley Holland & Knight LLP 800 17th Street NW, Suite 1100 Washington, D.C. 20006 (202) 469-5269

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value per share	The Nasdaq Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

EXPLANATORY NOTE

Private Bancorp of America, Inc. (the “Company”) is filing this registration statement on Form 10 (this “Registration Statement”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because we are seeking to list our common stock, no par value per share (the “common stock”), on the Nasdaq Global Select Market (“NASDAQ”).

Once the registration of our common stock becomes effective, we will be required to file, among other things, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statements with the U.S. Securities and Exchange Commission (the “SEC”), and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(b) of the Exchange Act.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). As such, we may elect to comply with certain reduced public company reporting requirements in future reports that we file with the SEC.

Our periodic and current reports will be available on our website, www.investors.pbam.com free of charge, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC. As used herein, “we,” “our,” “us,” “Private Bancorp of America” and the “Company” refer to the Company and our wholly owned subsidiary, CalPrivate Bank, a California state-chartered bank (the “Bank”), unless the context otherwise requires or when otherwise indicated.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains, and future oral and written statements by us and our management may contain, forward-looking statements. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections, and statements of our beliefs concerning future events, business plans, objectives, expected operating results, and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Such forward-looking statements are based on various assumptions (some of which may be beyond our control) and are subject to risks and uncertainties, which change over time, and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to:

•	The strength of the U.S. economy in general and the strength of the local economies in which we conduct operations;

•	Adverse developments in the banking industry and the potential impact of such developments on customer confidence, liquidity, and regulatory responses to these developments;

•	The effects of, and changes in, trade, monetary, and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”);

•	Interest rate, liquidity, economic, market, credit, operational, and inflation risks associated with our business, including the speed and predictability of changes in these risks;

•	Our ability to attract and retain deposits and to access other sources of liquidity, particularly in a higher interest rate environment, and the quality and composition of our deposits;

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Business and economic conditions generally and in the financial services industry, nationally and within our current and future geographic markets, including the tight labor market, ineffective management of the U.S. federal budget or debt, or turbulence or uncertainty in domestic or foreign financial markets;

•	The effects of concentrations in our loan portfolio, including Small Business Administration (“SBA”) loans, commercial real estate (“CRE”) and the risks of geographic and industry concentrations;

•	Possible credit-related impairments of securities held by us;

•	Changes in the level of our nonperforming assets and charge-offs;

•	The timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•	The ability to attract and retain essential personnel or changes in our essential personnel;

•	The impact of changes in financial services policies, laws and regulations, including those concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•	Compliance risks, including the costs of monitoring, testing, and maintaining compliance with complex laws and regulations;

•	The effectiveness of our risk management framework and quantitative models;

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The effect of changes in accounting policies and practices or accounting standards, as may be adopted from time to time by bank regulatory agencies, the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board (“FASB”), or other accounting standards setters;

•	The impact of governmental efforts to restructure or modify the U.S. financial regulatory system;

•	The impact of changes in the Federal Deposit Insurance Corporation (“FDIC”) insurance assessment rate or the rules and regulations related to the calculation of the FDIC insurance assessment amount;

•	Changes in consumer spending, borrowing, and savings habits;

•	Changes in the financial performance and/or condition of our borrowers;

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Our ability to effectively compete with banks, nonbank financial institutions and financial technology (“fintech”) companies and the effects of competition in the financial services industry on our business;

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The effects of disruptions or instability in the financial system, including as a result of the failure of a financial institution or other participants in it, or geopolitical instability, including war, terrorist attacks, pandemics and man-made and natural disasters;

•	Cybersecurity threats and the cost of defending against them;

•	Uncertainty around, and disruption from, new and emerging technologies, including the adoption and utilization of artificial intelligence (“AI”) and generative AI;

•	Climate change, including the enhanced regulatory, compliance, credit, and reputational risks and costs;

•	Unanticipated regulatory, legal, or judicial proceedings;

•	The one-time and incremental costs of operating as a public company;

•	Our ability to meet our obligations as a public company, including our obligation under Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”); and

•	Our ability to manage the risks involved in the foregoing.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Registration Statement primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section entitled “Risk Factors” in Item 1A of this Registration Statement. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Registration Statement. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Registration Statement relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Registration Statement to reflect events or circumstances after the date of this Registration Statement or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Registration Statement, and while we believe such information provides a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements. Past performance is not a guarantee of future results or returns and no representation or warranty is made regarding future performance.

Item 1. Business

Overview

Private Bancorp of America, Inc. was incorporated in California in 2015 and is a registered bank holding company headquartered in La Jolla, California. Our wholly owned subsidiary, CalPrivate Bank, was founded in 2006 and is a California state-chartered commercial bank with deposits insured by the FDIC. At March 31, 2026, we had total assets of $2.7 billion, total deposits of $2.4 billion, and total equity of $272.7 million, and the Bank was considered “well capitalized” for regulatory capital purposes at that date.

We are a relationship-based bank that specializes in serving the unique needs of our private banking clients, the businesses they own and operate, and the advisors that serve them. We organize our business development activities and operations around three categories — private banking, business banking, and SBA lending. We leverage our deep understanding of our clients’ banking needs, coupled with innovative technology, to deliver customized banking products and services for our private and business banking clients, which include high-net-worth individuals, real estate entrepreneurs, professionals, closely-held businesses, and for-profit and nonprofit businesses. We serve our clients from our seven branches located throughout coastal Southern California, specifically Beverly Hills, Coronado, La Jolla, Montecito, Newport Beach, San Diego and El Segundo, California.

Our Strategic Focus — Being Distinctly Different®

We are focused on growing a strong and diverse private and business banking client base through our Distinctly Different® customized banking experience, which provides clients with a consultative approach focused on creating customized solutions to ever-evolving client needs. Throughout the dynamic operating environment over the past few years, we have leveraged our relationship-driven banking model to remain in regular contact with our clients, paying particular attention to their rapidly evolving needs and industry dynamics, while seeking opportunities to develop and expand new and existing client relationships.

Our primary strategic objective is to deliver long-term value to our shareholders and clients through disciplined, customized, and innovative organic growth; prudent and proactive capital, liquidity, and credit risk management; technology leveraged for the benefit of our clients; and opportunistically pursuing accretive strategic growth.

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Disciplined, Customized, and Innovative Organic Growth: We offer a broad array of customized, innovative banking products and services to a wide range of private and business clients. Our organic growth initiatives are focused primarily on new and existing high-net-worth individuals, professionals, businesses, and real estate entrepreneurs. We endeavor to deliver a high-touch, high-tech banking experience to our clients, and in doing so, leverage technology, apply our Distinctly Different® approach to business development, and provide best-in-class client service to reinforce our relationship-based business banking model, deepen our existing client relationships and develop new client relationships. We have designed our banking products, digital banking platform, and treasury management services specifically with these clients in mind.

•	Prudent and Proactive Capital, Liquidity, and Credit Risk Management: We believe we create long-term shareholder value through prudently and proactively managing capital, liquidity, and credit risk.

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The Bank has been “well-capitalized” pursuant to the applicable regulatory framework for corrective action since its inception. At March 31, 2026, the Bank’s total capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, CET1 capital to risk-weighted assets, and Tier 1 capital to average assets was 14.20%, 12.95%, 12.95%, and 11.29%, respectively.

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We rely predominantly on our core deposit franchise to fund our lending activities, with total deposits of $2.4 billion at March 31, 2026 and Federal Home Loan Bank (“FHLB”) advances of approximately $8.0 million at that date. Brokered deposits represented 2.1% of total deposits at March 31, 2026. Our weighted average spot deposit rate was 1.55% at March 31, 2026.

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We believe we employ disciplined underwriting guidelines and credit review and administration processes that have contributed to our minimal charge-offs. Nonperforming assets were 1.6% of total assets at March 31, 2026.

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Technology for the Benefit of Our Clients: We are committed to leveraging technology to expand our suite of banking products and services and to enhance growth initiatives, while remaining mindful and vigilant of the enhanced risks certain technology-enabled activities (such as deposit gathering and electronic funds transfer) may present. We have invested in and developed our Treasury One® platform, which connects and integrates cash management treasury functions to our clients through both online and mobile banking platforms. We believe this platform enables greater automation, more efficiencies, and improved workflows, all of which enhance our commercial business banking client experience. Our online and mobile banking platforms enhance our clients’ ability to efficiently and conveniently manage their accounts and cash management needs by offering features such as mobile check deposit, positive pay, wire approval, debit card management, and customized alerts. Additionally, through online and mobile banking, our clients can view both current- and prior-day balances and activities, transfer funds, review and disposition exceptions, and securely initiate international transactions.

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Opportunistically Pursuing Accretive Strategic Growth: Our Board of Directors (the “Board”) and senior executive management team have significant experience in identifying, pursuing, executing, and integrating accretive strategic growth opportunities. Given our capital and liquidity positions, as well as the benefit of being an SEC registrant with our common stock traded on NASDAQ, we believe we are well positioned to opportunistically pursue strategic growth opportunities that will produce long-term value for our shareholders.

Our strategy depends on many factors, including market conditions, regulations, and how well we execute our plans. See the section entitled “Risk Factors” in Item 1A of this Registration Statement for a discussion of these and other risks. Further, our strategy may change as circumstances shift, and we cannot guarantee future success. We regularly review our approach to balance growth opportunities with risk management.

Our Business Lines

We are a relationship-based bank that specializes in serving the unique needs of our private banking clients, the businesses they own and operate, and the advisors that serve them. In order to deliver our customized private and business banking products and services, we organize our operations around four primary business lines — Private Banking, Business Banking, Commercial Real Estate Banking, and Private Business Capital.

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Private Banking: We provide a consultative approach focused on creating customized solutions to our clients’ ever-evolving personal banking needs. Our personal banking tools provide our clients with technology for convenience without sacrificing our high-touch service experience. Through our personal banking business line, we provide our clients with access to a variety of checking and savings account solutions and innovative online banking tools. We offer secured and unsecured lines of credit and short-term loans available to private investors to facilitate investment property purchases and bridge loans for second home purchases. We also offer our existing private banking clients small balance personal unsecured loans and savings account secured loans.

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Business Banking: We offer a wide variety of business banking products and services. We offer our business clients secured and unsecured lines of credit, equipment and business expansion loans, and working capital lines of credit. Treasury One® is our new comprehensive online cash and treasury management suite, which provides enhanced security features, efficiency, and controls designed specifically for our business clients’ treasury management needs.

•	Commercial Real Estate Banking: We offer customized CRE loans to help our clients and their businesses acquire, hold or improve commercial real property. Our CRE loans are term loans that are secured by income-producing real estate for investors or owners, and are generally used to finance or refinance real property. In addition, we provide construction loans which are structured as non-revolving and revolving lines of credit secured by real estate and may be used for office, industrial, retail, multifamily, and residential subdivisions.

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Private Business Capital: Our Private Business Capital division is dedicated to assisting small business owners with solving their unique financing needs. As an SBA preferred lender, we offer SBA 7(a) and 504 loans and provide business start-up loans, loans for business acquisition and partner buyouts, owner-occupied CRE loans, equipment, furniture and fixture, and other loans. We believe the government guaranty feature of SBA 7(a) loans and the relatively low loan-to-value ratios associated with SBA 504 loans present a compelling opportunity to generate attractive risk-adjusted returns through our Private Business Capital business division.

Lending Activities

We offer a full complement of flexible and structured loan products that we tailor to the diverse needs of our private and business banking clients, which we believe promotes our long-term growth objectives. Our primary lending business continues to focus on small- and medium-sized businesses and corporations through CRE loans, SBA loans, commercial and industrial (“C&I”) loans, and personal and other loans. During the first quarter of 2026, new loan originations increased to approximately $173 million compared to approximately $151 million and $77 million, during the three months ended December 31, 2025 and three months ended March 31, 2025, respectively. Our loans held for investment totaled $2.14 billion as of March 31, 2026.

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CRE Lending: We originate CRE loans that are secured by investor-owned real estate, owner-occupied real estate, multifamily real estate, and single family real estate. We also originate a limited number/amount of construction and land loans. When appropriate, we will leverage our status as an SBA preferred lender to originate CRE loans through our Private Business Capital division that are secured by owner-occupied real estate, which we refer to collectively as SBA loans secured by real estate.

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Investor-Owned Real Estate Lending: We originate loans that are secured by investor-owned CRE. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate, such as retail centers, small office locations, light industrial buildings, hotel/motel and mixed-use commercial properties located in our primary market areas. These loans are generally collateralized by first liens or second liens on real estate and amortized over a period of years. At March 31, 2026, we had $560.7 million of CRE investor-owned loans, representing 34.1% of our CRE loans held for investment at that date and 26.2% of our loans held for investment at that date.

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Commercial Owner-Occupied Real Estate Lending: We originate loans secured by owner-occupied CRE, such as light industrial buildings, mixed-use commercial properties, and small office locations for professional services located in primarily Southern California. These loans are underwritten and analyzed based on the businesses’ cash flows. While real estate secures these loans, real estate cash flows are typically not the primary source of repayment. At March 31, 2026, we had $238.7 million of owner-occupied CRE secured loans, representing 14.5% of our CRE loans held for investment at that date and 11.1% of our loans held for investment at that date.

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Multifamily Residential Lending: We originate loans secured by multifamily residential properties (five units and greater) located primarily in Southern California. Such loans may be either fixed- or adjustable-rate loans tied to the prime or Treasury Rate with maturity or repricing dates up to typically five years and amortization schedules of up to 30 years. At March 31, 2026, we had $177.2 million of multifamily real estate secured loans, representing 10.8% of our CRE loans held for investment at that date and 8.3% of our loans held for investment at that date.

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Single Family Residential Lending: We originate CRE loans secured by one-to-four family residential properties, which we refer to as single family residential loans, primarily located in Southern California.

The financed properties may be owner-occupied or investor owned. We generally limit the loan-to-value ratios of our single family residential loans to 65% of the purchase price or appraised value, whichever is lower. At March 31, 2026, CRE loans secured by single family residential properties totaled $194.5 million, representing 11.8% of our CRE loans held for investment at that date and 9.1% of our loans held for investment at that date.

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Commercial Land and Construction Lending: We originate commercial land and construction loans to established builders to construct residential properties, loans to owners to construct their own occupied commercial real estate, loans to developers of CRE investment properties and residential developments, and, to a lesser extent, loans to individual clients for construction of single-family homes in our market. On rare occasions, we also make loans for the acquisition of undeveloped land subject to heightened underwriting requirements. Construction loans carry either fixed or variable interest rates generally based on the borrowers’ ability to repay the loans from the cash flow of their businesses. At March 31, 2026, land and construction loans totaled $43.9 million, representing 2.7% of our CRE loans held for investment at that date and 2.1% of our loans held for investment at that date.

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SBA Loans Secured by CRE: Through our Private Business Capital division, we originate SBA 7(a) and 504 loans secured by owner-occupied CRE. We offer SBA 7(a) loans generally at variable rates, and we typically sell the SBA-guaranteed portion of the SBA 7(a) loans we originate in the secondary market. Under the SBA 504 program, we make loans to small businesses to provide funding for the purchase of real estate and provide up to 90% financing of the total purchase cost, represented by two loans to the borrower. The first lien loan is generally a long-term, fully amortizing, fixed-rate loan made in the amount of 50% of the total purchase cost. The second lien loan is a short-term, interest only, adjustable-rate loan made in the amount of 40% of the total purchase cost. The Bank retains the first lien loan for its term and sells the second lien loan to the SBA subordinated debenture program. At March 31, 2026, SBA loans secured by real estate totaled $431.0 million, representing 26.2% of our CRE loans held for investment at that date, and 20.1% of our total loans held for investment at that date. During the first quarter of 2026, we sold 16 SBA 7(a) loans with government-guaranteed portions totaling approximately $16.2 million.

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Commercial Business Lending: We originate C&I loans secured by various business assets, including inventory, receivables, machinery, and equipment. This portfolio includes loans to small- and middle-market businesses across many industries predominantly throughout Southern California. Loan types include revolving lines of credit, term loans, seasonal loans, and loans secured by liquid collateral such as cash deposits or marketable securities. C&I loans primarily are made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Most C&I loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In addition, through our Private Business Capital division, we originate SBA 504 equipment loans, which generally are fixed rate for a term of between three and seven years and which we refer to as SBA non-real estate secured loans. At March 31, 2026, commercial business loans totaled $493.1 million, of which C&I loans represented $461.8 million, or 93.7%, and SBA non-real estate secured loans represented $31.3 million, or 6.3%. At March 31, 2026, commercial business loans represented 23.0% of our loans held for investment.

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Consumer and Other Lending: We originate a limited number of consumer loans (generally for existing private banking clients), which consist primarily of small balance personal unsecured loans and savings account secured loans. We do not expect these consumer and other loans to comprise a significant portion of our lending activity. At March 31, 2026, consumer and other loans totaled $2.0 million, constituting 0.1% of our loans held for investment.

We have adopted credit policies that establish guidelines for originating and underwriting loans, managing our credit-related objectives, risk tolerance and portfolio concentration thresholds, and complying with applicable regulatory and statutory requirements. A thorough credit analysis precedes CRE and commercial banking lending decisions, and we follow well-established and proven procedures when approving personal consumer loans. Through these credit policies, we aim to strike a balance between our credit quality standards and our desire to maintain a prudent level of flexibility for our employees to structure loans that achieve our clients’ objectives. Our credit policies are maintained by our credit department. Our credit policies are reviewed by the Bank’s Board of Directors (the “Bank Board”) at least annually.

To facilitate and support our prudent credit origination, underwriting, and administration practices, the Bank maintains a Management Loan Committee and a Director Loan Committee. The Bank’s Management Loan Committee is comprised of the Bank’s Chief Executive Officer, Chief Credit Officer, Chief Banking Officer, and certain other members of management, and is primarily responsible for day-to-day implementation and oversight of our loan approval procedures. The Bank Board approves, from time to time, a delegated lending authority to members of senior management acting jointly with other members of senior management and/or with the approval of the Management Loan Committee or the Bank’s Director Loan Committee. The amount of authority delegated varies based on years of direct lending experience, responsibility, and performance.

We believe that our commitment to prudent credit risk management practices allows us to successfully navigate periods of economic volatility. As of March 31, 2026, nonperforming assets totaled $43.2 million, or 1.6% of total assets, special mention loans totaled $8.9 million, or 0.4% of total loans held for investment, and classified loans totaled $59.5 million, or 2.8% of total loans held for investment. During the quarter ended March 31, 2026, net charge-offs totaled $1.1 million, or 0.1% of total loans held for investment.

Deposits Products

We solicit deposits through our relationship-driven team of dedicated and accessible private and business bankers, as well as through community-focused marketing. We emphasize establishing and growing client deposit relationships, which also may come with lending needs. We believe our high level of client service to our depositors puts us in a position of strength when lending needs arise. We have invested in personnel, business and compliance processes, and technology that enable us to acquire, as well as efficiently and effectively serve a wide array of business and personal deposit accounts, while continuing to provide the level of client service for which we are known.

We provide a full range of deposit products to our private and business banking clients. Our product offerings include checking, savings, money market accounts and certificates of deposit, all supported by convenient digital payment solutions such as debit cards, direct deposit, person-to-person and ACH payments, as well as extensive online and mobile banking capabilities. The Bank is a member of the IntraFi Network (“IntraFi”), which offers deposit placement services, including both the Certificate of Deposit Account Registry Service (“CDARS”) and Insured Cash Service (“ICS”) programs, and allows banking clients to access FDIC insurance protection on deposits that exceed the FDIC insurance limit while the Bank receives reciprocal deposits from other FDIC-insured banks. These reciprocal deposit structures offer protection to depositors by fully insuring deposits with other network banks, thereby helping the Bank retain the full amount of the deposits on its balance sheet. It also enhances the Company’s funding stability.

As of March 31, 2026, we had total deposits of $2.4 billion, comprised of 31.0% noninterest-bearing deposits, 12.6% interest-bearing checking accounts, 45.2% savings and money market accounts, 5.1% time deposit accounts under $250,000, and 6.1% time deposit accounts $250,000 and over. As of March 31, 2026, we had $49.5 million of brokered deposits, or approximately 2.1% of total deposits. During the quarter ended March 31, 2026, our deposits had an average cost of 1.67%.

Treasury Management

Our comprehensive treasury management solutions are designed to scale from the smallest commercial banking clients to our largest commercial clients. We offer a full suite of products and services that assist clients with their cash flow and liquidity management, payment and card, reconciliation and fraud management needs. Payable solutions include ACH, wire transfer, business debit cards, bill pay, account reconciliation, check issuance, and cash vault services. Our payables solutions give our business clients options on how to best deliver their payments depending on speed, choice, and efficiency. Receivable solutions include merchant services, ACH, real time payments, wire transfers, remote deposit capture, lockbox, and coin and currency. These receivable tools help reduce days sales outstanding for our clients and allow for quicker receipt of payment. These solutions are paired with our Treasury Management platform, Treasury One®, that provides detailed information reporting, mobile capabilities, alerting, self-service and enterprise resource planning integrations to popular accounting systems allowing for simpler account reconciliation.

Specialty Services

True to our Distinctly Different® customized approach to banking products and services, we have leveraged the broad array of lending, deposit, and treasury management products and services described above to develop specialized banking products and services for the legal and fiduciary services providers, professional services and wealth management services providers, and nonprofit clients:

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Legal and Fiduciary Services Providers: Our dedicated, experienced relationship managers and private bankers provide a personalized approach tailored specifically to the needs of law firms. We offer checking, savings, and money market accounts to lawyers for use as trust accounts, to hold legal settlements, to provide escrow services, and for court-ordered conservatorships. We also offer a full suite of business loans to our legal industry clients. At March 31, 2026, legal and fiduciary services providers deposits were $761.1 million, which represented 31.2% of total deposits at that date.

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Professional Services and Wealth Management Services Providers: Our relationship bankers are trusted partners for registered investment advisors, wealth managers, and family offices. We cater to financial advisors by providing lending solutions to help them serve their clients’ core credit needs – personal, investment, and business financing.

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Nonprofit Clients: We recently began offering banking products and services customized for nonprofit organizations and the communities they serve. Our nonprofit Impact Checking Account is purpose-built for mission-driven organizations, with the tools and flexibility they need to steward funds responsibly and efficiently. We offer these organizations mobile deposit and access to additional treasury management solutions designed for nonprofit operations and governance.

Investment Securities

Our investment policy, as established by the Bank’s Asset Liability Committee (the “ALCO”), serves to provide and maintain liquidity, capital preservation, complement our lending activities, support our interest rate risk management and tax planning strategies, and generate a favorable return on investments without incurring undue interest rate and credit risks. We regularly evaluate the composition of our investment portfolio as the interest rate yield curve changes and may sell or pledge investment securities from time to time to adjust our exposure to interest rates or to provide liquidity to meet loan demand. As of March 31, 2026, the carrying value of our investment portfolio, which represented 8.2% of total assets, totaled $220.9 million and had an average effective yield of 4.6% and an estimated modified duration of approximately 3.8 years. At March 31, 2026, 1.1% of our investment portfolio consisted of U.S. agency securities. The remainder of our securities portfolio is invested in municipal bonds, SBA loan pool securities, mortgage-backed securities, and corporate debt securities. Due to loan growth, we are holding the majority of our on-balance sheet liquidity in the Federal Reserve Bank to provide readily available funds for loan growth and deposit activities in the normal course of business for our existing clients.

Our Market Area

Headquartered in La Jolla, California, we operate seven branches located in Beverly Hills, Coronado, La Jolla, Montecito, Newport Beach, San Diego and El Segundo, California, as well as through digital banking services. We also maintain two administrative locations in Brea and Mission Valley, California and two loan production offices in Temecula and Redlands, California. We define our target markets as the Southern California counties of Los Angeles, Santa Barbara, San Diego, and Orange.

Competition

The banking business is highly competitive. We compete for loans, deposits, and employees, among other things. Our most direct competition for loans comes from larger regional and national banks, diversified finance companies, and community banks that target the same clients as we do. In recent years, competition has increased from institutions not subject to the same regulatory restrictions as domestic banks and bank holding companies. Those competitors include nonbank specialty lenders, insurance companies, private investment funds, investment banks, fintech companies, and other financial and non-financial institutions.

Competition is based on a number of factors, including interest rates charged on loans and paid on deposits, underwriting standards, loan covenants, required guarantees, the scope and type of banking and financial services offered, including online and digital banking, client service, timely adoption of technological changes, and regulatory compliance. Many of our competitors are larger companies that offer a broader range of financial services and have substantial capital, technological, and marketing resources. Some of our competitors have substantial market positions and have access to a lower cost of capital or a less expensive source of funds. Because of economies of scale, our larger, nationwide competitors may offer loan pricing that is more attractive than what we are willing to offer.

Economic factors, along with legislative and technological changes, will have an ongoing impact on the competitive environment within the financial services industry. We work to anticipate and adapt to dynamic competitive conditions whether it is by developing and marketing innovative products and services, adopting or developing new technologies that differentiate our products and services, cross marketing, or providing highly personalized banking services.

We believe we differentiate ourselves in the marketplace through the quality of service we provide to clients while striving to maintain competitive interest rates, loan fees, and other loan terms. We emphasize personalized relationship banking services, strong local relationships, and the efficient decision-making of our lending business units. We believe we compete effectively based on our in-depth knowledge of our borrowers’ industries and their business needs based upon information received from our borrowers’ key decision-makers, analysis by our experienced professionals, and interaction between these two groups; our breadth of loan product offerings and our flexible and creative approach to structuring products that meet our borrowers’ business and timing needs; and our dedication to superior client service.

Risk Management

We believe that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face, and, ultimately, our long-term corporate success. Risk management refers to the activities by which we identify, measure, monitor, evaluate, and manage the risks we face in the course of our banking activities. These include liquidity, interest rate, credit, operational, compliance, regulatory, strategic, financial, and reputational risk exposures. Our Board, both directly and through its committees, is responsible for overseeing our risk management processes, including quarterly enterprise risk management assessments and annual assessments in the following areas: (i) cyber; (ii) Bank Secrecy Act of 1970 (“Bank Secrecy Act”)/anti-money laundering (“AML”); and (iii) third-party risk, with each of the committees of our Board assuming a different and important role in overseeing the management of the risks we face.

The Audit Committee is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures, and internal control over financial reporting). The Compensation, Governance and Nominating Committee (the “CGN Committee”) of our Board has primary responsibility for risks and exposures associated with our compensation policies, plans, and practices regarding executive compensation, board compensation, and our compensation structure generally. Our CGN Committee, in conjunction with our President and Chief Executive Officer and other members of our management, as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The CGN Committee of our Board oversees risks associated with the independence of our Board and potential conflicts of interest.

Our senior management is responsible for implementing our risk management processes by assessing and managing the risks we face, including strategic, operational, regulatory, investment, and execution risks, on a day-to-day basis, and reporting to our Board regarding our risk management processes. Our senior management is also responsible for creating and recommending to our Board for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.

The role of our Board in our risk oversight is consistent with our leadership structure, with our President and Chief Executive Officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and our Board and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic, and effective approach for identifying, managing, and mitigating risks throughout our operations.

NASDAQ Listing Application

We have applied to list the shares of our common stock on NASDAQ under our current symbol “PBAM,” concurrently with the effectiveness of this Registration Statement. Our common stock is currently quoted on the OTCQX Market under the trading symbol “PBAM.”

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no non-binding advisory votes on executive compensation or golden parachute arrangements.

We could remain an “emerging growth company” for up to five years, or until the earliest to occur of: (1) the first fiscal year after our annual gross revenues are $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We have elected to take advantage of the reduced disclosure requirements described above regarding our executive compensation arrangements for purposes of this Registration Statement. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, however, we have irrevocably “opted out” of this provision, and we will comply with new or revised accounting standards to the same extent that compliance is required for nonemerging growth public companies. See our discussion in the section entitled “Risk Factors” in Item 1A of this Registration Statement.

Intellectual Property

Our intellectual property is important to the success of our business. We own a variety of trademarks, service marks, trade names, logos and other intellectual property, including the trademarks “CalPrivate Bank,” “CalPrivate,” “Distinctly Different,” and “Treasury One,” which we have registered with the U.S. Patent and Trademark Office. We intend to protect the use of our trademarks and other intellectual property nationwide.

Human Capital

We strive to be an employer of choice within our industry by fostering an inclusive culture that supports teamwork and collaboration, and where all employees are treated with dignity and respect. We believe that investing in our people is essential to our long-term success and offer career development and training programs to ensure the success of our employees in their professional and personal growth. We encourage our employees to make meaningful contributions within our Company and communities in which we operate.

None of our employees is party to a collective bargaining agreement. We consider our relationship with our employees to be excellent and have not experienced interruptions of operations due to labor disagreements.

Staffing Model. Our goal is to provide our staff with careers instead of jobs. The majority of our staff are regular full-time employees. We also employ a small number of part-time employees. As of March 31, 2026, we had 251 full-time employees.

Employee Engagement. We value the voice of our employees and encourage feedback and continual improvement. We conduct our annual employee engagement survey, reaffirming our commitment to ongoing assessment and improvement.

Health & Safety. We offer a health and well-being program that provides resources supporting health, financial, community, social, emotional, purpose, and career well-being. We also strive to provide each employee with a safe and healthy work environment. Our health and well-being program consists of policies, procedures, and guidelines, and mandates all tasks be conducted in a safe and efficient manner, complying with all local, state, and federal safety and health regulations, and special safety concerns. The health and safety program encompasses all facilities and operations and addresses on-site emergencies, injuries and illnesses, evacuation procedures, cell phone usage, and general safety rules.

Benefits. We are committed to offering a competitive total compensation package. We regularly compare compensation and benefits with peer companies and market data, making adjustments as needed to ensure compensation stays competitive. We also offer a wide array of benefits for our employees and their families, including:

•	Comprehensive medical, dental, and vision benefits, as well as life insurance and short-term disability insurance for all full-time employees

•	Free mental health resources, coaching, and webinars

•	Flexible healthcare and dependent care spending accounts

•	Company paid seasonal flu vaccinations

•	401(k) plan including a competitive company match

•	Volunteer time off

•	Corporate charitable opportunities

•	Paid time off and bank holidays

•	Internal training and online development courses

•	Leadership roadmap and instructor-led management resources

•	Employee appraisal program designed to ensure employees and managers are having continuous, meaningful conversations about performance and growth throughout the year

•	Tuition reimbursement for eligible employees

•	Public transit commuter program

•	Dependent care assistance, caregiver support, and fertility assistance programs

•	Employee discounts on cellular phone services, hotels, car rentals, pet insurance, and local attractions

•	Employee referral program

Corporate Information

Our principal executive office is located at 9404 Genesee Ave., Suite 100 La Jolla, California 92037, and our telephone number is (858) 875-6900. We maintain a website at www.investors.pbam.com. This reference to our website is included for the convenience of investors only and our website and the information contained therein or limited thereto is not incorporated into this Registration Statement.

Reporting Obligations

After this Registration Statement becomes effective, we will file annual, quarterly and current reports, proxy statements and other documents with the SEC. Our SEC filings will be available to the public on the SEC’s internet site at http://www.sec.gov. You may also obtain these documents, free of charge, from the investor relations section of our website at www.investors.pbam.com. Our website will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this Registration Statement.

Supervision and Regulation

The Company and the Bank are subject to extensive regulation under federal and state law. The following information describes certain aspects of that regulation applicable to the Company and the Bank and does not purport to be complete. The costs of compliance with the regulatory regime and supervisory framework applicable to the Company and the Bank are significant. The level of regulation and oversight over financial services activities also continues to increase, including the regulatory enforcement environment applicable to banks and bank holding companies. The laws, regulations and supervisory guidance applicable to the Company and the Bank are subject to frequent and ongoing change. A change in applicable laws, regulations or policies, or a change in the way such laws, regulations, or policies are interpreted or enforced by regulatory agencies or courts, may have a material impact on the business, operations, and earnings of the Company and the Bank. The likelihood and timing of any future changes, and the effect of such changes on the Company and the Bank, are not determinable at this time with any degree of certainty.

Private Bancorp of America, Inc.

The Company is a bank holding company organized under the laws of California within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). As a bank holding company, the Company is subject to supervision, regulation and regular examination by the Federal Reserve and is required to file periodic reports of its operations with the Federal Reserve and such additional information regarding the Company and its subsidiaries as the Federal Reserve may require.

Bank holding companies are required to maintain certain levels of capital and must serve as a source of financial and managerial strength to subsidiary banks and commit resources as necessary to support each subsidiary bank. Federal Reserve regulations and policies limit the dividends a bank holding company may pay to its shareholders and the amount of its shares that it may repurchase. Examinations are designed to inform the Federal Reserve of the financial condition and nature of the operations of the bank holding company and its subsidiaries and to monitor compliance with the BHC Act and other laws affecting the operations of bank holding companies. To determine whether potential weaknesses in the condition or operations of bank holding companies might pose a risk to the safety and soundness of their subsidiary banks, examinations focus on whether a bank holding company has adequate systems and internal controls in place to manage the risks inherent in its business, including credit risk, interest rate risk, market risk, liquidity risk, operational risk, and legal risk. Bank holding companies may be subject to potential enforcement actions by the Federal Reserve for unsafe or unsound practices in conducting their businesses or for violations of any law, regulation, or any condition imposed in writing by the Federal Reserve.

The Company is also a bank holding company within the meaning of Section 1280 of the California Financial Code. Therefore, the Company and any of its subsidiaries are subject to examination by, and may be required to file reports with, the California Department of Financial Protection and Innovation (the “DFPI”). The DFPI’s approval may also be required for certain mergers and acquisitions.

CalPrivate Bank

The Bank is a California state-chartered bank whose deposit accounts are insured by the FDIC, up to applicable limits. As such, the Bank is subject to supervision, regulation, and regular examination by the DFPI and the FDIC. While the Bank is not a member of the Federal Reserve, the Bank is also subject to certain regulations of the Federal Reserve.

Federal and state laws and regulations applicable to the Bank regulate, among other things, the level of reserves that the Bank must maintain against deposits, restrictions on the types, amount and terms and conditions of loans it may originate, and limits on the types of other activities in which the Bank may engage and the investments that it may make.

If, based on an examination of the Bank, the regulators should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank’s operations are unsatisfactory or that the Bank or our management is violating or has violated any law or regulation, various remedies are available to the regulators. Such remedies include the power to enjoin unsafe or unsound practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict growth, to assess civil monetary penalties, to remove officers and directors and ultimately to request the FDIC to terminate the Bank’s deposit insurance.

The Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), signed into law in July 2010, significantly restructured the financial regulatory regime in the United States and has had a broad impact on the financial services industry as a result of the significant regulatory and compliance changes required under the act.

The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the “EGRRCPA”), which became effective May 24, 2018, amended the Dodd-Frank Act to provide regulatory relief for certain smaller and regional financial institutions, such as the Company and the Bank. The EGRRCPA, among other things, provides financial institutions with less than $10 billion in total consolidated assets with relief from certain capital requirements. The EGRRCPA also expanded the category of bank holding companies that may rely on the Federal Reserve’s Small Bank Holding Company Policy Statement (the “SBHC Policy Statement”) by raising the maximum amount of consolidated assets a qualifying bank holding company may have from $1 billion to $3 billion. In addition to meeting the asset threshold, a bank holding company must not engage in significant nonbanking activities, not conduct significant off-balance sheet activities, and not have a material amount of debt or equity securities outstanding and registered with the SEC (subject to certain exceptions). The Federal Reserve may, in its discretion, exclude any bank holding company from the application of the SBHC Policy Statement if such action is warranted for supervisory purposes.

Deposit Insurance

The Bank is an FDIC insured financial institution whereby the FDIC provides deposit insurance for a standard maximum insurance amount per depositor, per ownership category. The Deposit Insurance Fund (the “DIF”) is funded by assessments on insured depository institutions. The Bank, as is true for all FDIC insured banks, is subject to deposit insurance assessments as determined by the FDIC.

In November 2023, the FDIC finalized a rule that imposes special assessments to recover losses to the DIF arising from the protection of uninsured depositors following the closures of Silicon Valley Bank and Signature Bank in 2023. The special assessments were collected at an annual rate of approximately 13.4 basis points per year (3.36 basis points per quarter) over eight quarters in 2024 and 2025. The first assessment period began January 1, 2024. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, extend the special assessment collection period and impose a final shortfall special assessment on a one-time basis. In December 2025, the FDIC approved an interim final rule reducing the special assessment rate for the eighth and final collection quarter from 3.36 basis points to 2.97 basis points to minimize amounts collected in excess of the total estimated loss. In the three months ended March 31, 2026 and March 31, 2025, the Company recorded expense of $394,000 and $368,000, respectively, for FDIC insurance premiums.

Under the Federal Deposit Insurance Act (the “FDI Act”), the FDIC may terminate the insurance of an institution’s deposits upon a finding that the institution has engaged in unsafe or unsound practices; is in an unsafe or unsound condition to continue operations; or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition, or violation that might lead to termination of deposit insurance at the Bank.

Capital Adequacy Guidelines

The Federal Reserve and the FDIC have issued substantially similar capital requirements applicable to all banks and bank holding companies. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.

As a bank holding company with less than $3 billion in total consolidated assets, the Company is currently treated as a “small bank holding company” under the Federal Reserve’s SBHC Policy Statement and is exempt from the Federal Reserve’s consolidated risk-based capital and leverage rules at the holding company level. Although the Company expects to continue to be treated as “small bank holding company” under the SBHC Policy Statement, the Federal Reserve has significant discretion to determine whether a publicly traded bank holding company (or any bank holding company) may continue to rely on the SBHC Policy Statement. If the Company continues to be treated as a “small bank holding company,” the Company’s capital adequacy will be evaluated at the bank level and on a parent-only basis, and it would not be subject to consolidated capital standards for regulatory purposes. If the Company in the future is advised by the Federal Reserve that it may no longer rely on the SBHC Policy Statement, the Company will become subject to the Federal Reserve’s consolidated capital standards applicable to bank holding companies. The Company believes that it would be able to satisfy the Federal Reserve’s consolidated capital rules.

The Bank is subject to the rules implementing the Basel III capital framework and certain related provisions of the Dodd-Frank Act (the “Basel III Capital Rules”). Under the Basel III Capital Rules, banks must hold a capital conservation buffer above the adequately capitalized risk-based capital ratio of 2.50% for all ratios except the Tier 1 leverage ratio. The Basel III Capital Rules, effective January 1, 2015, require the Bank to comply with the following minimum capital ratios: (i) a ratio of common equity Tier 1 capital to risk-weighted assets of at least 4.50%, plus a 2.50% “capital conservation buffer” (effectively resulting in a minimum ratio of common equity Tier 1 capital to risk-weighted assets of 7.00%); (ii) a ratio of Tier 1 capital to risk-weighted assets of at least 6.00%, plus the 2.50% capital conservation buffer (effectively resulting in a minimum Tier 1 capital ratio of 8.50%); (iii) a ratio of total capital to risk-weighted assets of at least 8.00%, plus the 2.50% capital conservation buffer (effectively resulting in a minimum total capital ratio of 10.50%); and (iv) a leverage ratio of 4.00%, calculated as the ratio of Tier 1 capital to average assets (the “Tier 1 Leverage ratio”). The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer face constraints on dividends, equity repurchases, and compensation, based on the amount of the shortfall.

With respect to banks, the “prompt corrective action” regulations pursuant to Section 38 of the FDI Act require, among other things, that federal bank regulators take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For this purpose, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on payment of dividends, and restrictions on the acceptance of brokered deposits. To be well capitalized under these regulations, a bank must have the following minimum capital ratios: (i) a common equity Tier 1 capital ratio of at least 6.50%; (ii) a Tier 1 capital to risk-weighted assets ratio of at least 8.00%; (iii) a total capital to risk-weighted assets ratio of at least 10.00%; and (iv) a Tier 1 Leverage ratio of at least 5.00%.

As of March 31, 2026, the Bank’s common equity Tier 1 capital ratio was 12.95%; its Tier 1 capital to risk-weighted asset ratio was 12.95%; its total capital to risk-weighted asset ratio was 14.2%; and its Tier 1 Leverage ratio was 11.29%. The Bank exceeded the thresholds to be considered well capitalized as of March 31, 2026.

In March 2026, the federal banking agencies published a proposal to modify risk-based capital calculations under the standardized approach for all banks that are not Category I or Category II institutions and do not opt into the Community Bank Leverage Ratio framework. The proposal would make changes to the definition of capital, reduce risk weights for certain asset classes (including residential mortgages, consumer lending and business lending) and adjust certain methodologies to calculate risk-weighted assets. The proposal would also remove any requirement to deduct servicing assets from regulatory capital, instead assigning a 250% risk weight to such assets. The standardized approach proposal represents the most significant source of potential capital requirement reductions for community banks and mid-size institutions. Comments on the standardized approach proposal are due by June 18, 2026.

Enforcement Actions and Receivership

In addition to measures taken under the “prompt corrective action” regulations, insured banks may be subject to potential enforcement actions by the federal banking agencies for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation, or condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the requirement to make restitution payments to clients who have experienced an economic loss due to bank actions, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal, and prohibition orders against institution-affiliated parties. The enforcement of such actions through injunctions or restraining orders may be based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

If the FDIC is appointed the conservator or receiver of the Bank, the FDIC has the power: (1) to transfer any of the Bank’s assets and liabilities to a new obligor without the approval of the Bank’s creditors; (2) to enforce the terms of the Bank’s contracts pursuant to their terms; or (3) to repudiate or disaffirm any contract or lease to which the Bank is a party, the performance of which is determined by the FDIC to be burdensome and the disaffirmation or repudiation of which is determined by the FDIC to promote the orderly administration of the Bank. In addition, the claims of holders of U.S. deposit liabilities and certain claims for administrative expenses of the FDIC against the Bank would be afforded priority over other general unsecured claims against the Bank, including claims of debt holders and depositors in non-U.S. offices, in the liquidation or other resolution of the Bank. As a result, whether or not the FDIC ever sought to repudiate any debt obligations of the Bank, the debt holders and depositors in non-U.S. offices would be treated differently from, and could receive substantially less, if anything, than the depositors in the U.S. offices of the Bank.

Dividends

It is the Federal Reserve’s policy that bank holding companies, such as the Company, should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. The Federal Reserve also discourages dividend payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. In addition, if the Company does not maintain an adequate capital conservation buffer under the Basel III Capital Rules, its ability to pay dividends to or repurchase shares from shareholders may be restricted.

As a California corporation, the Company is also subject to the limitations of California law, which allows a corporation to distribute cash or property to shareholders, including a dividend or repurchase or redemption of shares, if the corporation meets either a retained earnings test or a “balance sheet” test. Under the retained earnings test, the Company may make a distribution from retained earnings to the extent that its retained earnings exceed the sum of (a) the amount of the distribution plus (b) the amount, if any, of dividends in arrears on shares with preferential dividend rights. The Company may also make a distribution if, immediately after the distribution, the value of its assets equals or exceeds the sum of (a) its total liabilities plus (b) the liquidation preference of any shares which have a preference upon dissolution over the rights of shareholders receiving the distribution. Indebtedness is not considered a liability if the terms of such indebtedness provide that payment of principal and interest thereon are to be made only if, and to the extent that, a distribution to shareholders could be made under the balance sheet test. A California corporation may specify in its articles of incorporation that distributions under the retained earnings test or balance sheet test can be made without regard to the preferential rights amount. Our Articles of Incorporation (the “Articles”) do not address distributions under either the retained earnings test or the balance sheet test.

The Bank is a legal entity that is separate and distinct from the Company. The Company’s principal source of cash flow is dividends it receives from the Bank. The Bank’s ability to pay dividends to the Company is subject to restrictions set forth in the California Financial Code.

The California Financial Code provides that a bank may not make a cash distribution to its shareholders exceeding the lesser of a bank’s (1) retained earnings; or (2) net income for its last three fiscal years, less the amount of any distributions made by a bank or by any majority-owned subsidiary of a bank to the shareholders of the bank during such period. However, a bank may, with the approval of the DFPI, make a distribution to its shareholders in an amount not exceeding the greatest of (a) its retained earnings; (b) its net income for its last fiscal year; or (c) its net income for its current fiscal year. If bank regulators determine that the shareholders’ equity of a bank is inadequate or that the making of a distribution by the bank would be unsafe or unsound, the regulators may order the bank to refrain from making a proposed distribution. The payment of dividends could, depending on the financial condition of a bank, be deemed to constitute an unsafe or unsound practice.

Banking Acquisitions; Changes in Control

The BHC Act requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the effect of the transaction on the convenience and needs of the community to be served, and the projected capital ratios and levels on a post-acquisition basis, as well as the acquiring institution’s performance under the Community Reinvestment Act (the “CRA”) and its compliance with fair housing and other consumer protection laws.

The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Riegle-Neal Act”), permits us to acquire a bank located in any other state, regardless of state law to the contrary, subject to certain deposit-percentage, aging requirements, and other restrictions. The Riegle-Neal Act also generally permits national and state-chartered banks to branch interstate through acquisitions of banks in other states. Bank holding companies must be “well-capitalized” and “well-managed” to obtain federal bank regulatory approval of an interstate acquisition without regard to state law prohibiting the transaction.

The BHC Act also generally requires Federal Reserve approval for a bank holding company’s acquisition of a company that is not an insured depository institution. Bank holding companies generally may engage, directly or indirectly, only in managing or controlling banks, such other activities as are determined by the Federal Reserve to be closely related to banking, and certain other permissible nonbanking activities. Bank holding companies generally must notify the Federal Reserve before acquiring a company that is not an insured depository institution or engaging in a permissible nonbanking activity, and the Federal Reserve considers a number of factors in reviewing such a notice. The Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

The FDIC has the authority to approve applications by state non-member banks to establish de novo branches, including, under the Riegle-Neal Act, in states other than the bank’s home state if the law of the state in which the branch is located, or is to be located, would permit establishment of the branch if the bank were a state bank chartered by such state. Under California law, the Bank may open branch offices throughout California with the prior approval of the DFPI. In addition, with prior regulatory approval, the Bank may acquire branches of existing banks located in California.

Certain acquisitions of our voting stock may be subject to regulatory approval or notice under federal law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of our stock in excess of the amount that can be acquired without regulatory approval under the Change in Bank Control Act and the BHC Act, which prohibit any person or company from acquiring control of the Company without, in most cases, the prior written approval of the Federal Reserve. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 5% and 24.99% ownership.

Source of Strength

Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

The Federal Deposit Insurance Corporation Improvement Act

Under the Federal Deposit Insurance Corporation Improvement Act (the “FDICIA”) the federal bank regulatory agencies possess broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized,” as defined by the FDICIA.

As required by the FDICIA, the federal bank regulatory agencies also have adopted Interagency Guidelines Prescribing Safety and Soundness Standards relating to, among other things, internal controls and information systems, internal audit activities, loan documentation, credit underwriting, and interest rate exposure. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. In addition, the agencies adopted regulations that authorize, but do not require, an institution that has been notified that it is not in compliance with safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the prompt corrective action provisions described above.

Transactions with Affiliates; Restrictions on Lending

Sections 23A and 23B of the Federal Reserve Act and Regulation W establish certain quantitative limits and other requirements for loans, purchases of assets, and certain other transactions between the Bank and its “affiliates,” including the Company. Among other requirements, loans or extensions of credit to, or other covered transactions with, an affiliate, to the extent permitted, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions.

Loans to executive officers, directors, or any person who, directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank and their related interests, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulation (Regulation O). Among other things, these loans must be made on terms (including interest rates charged and collateral required) substantially the same as those offered to unaffiliated individuals or be made as part of a benefit or compensation program and on terms widely available to employees, and must not involve a greater than normal risk of repayment. In addition, the amount of loans a bank may make to these persons is subject to both quantitative limits and procedural requirements.

California law limits California banks in the amounts they may lend to one borrower and the amount they may lend to insiders. Under California law, with limited exceptions, unsecured loans to one person may not exceed 15% of the sum of a bank’s shareholders’ equity, allowance for loan losses, capital notes and debentures, and both secured and unsecured loans to one person (excluding certain secured lending and letters of credit) at any given time and generally may not exceed 25% of the sum of a bank’s shareholders’ equity, allowance for loan losses, capital notes and debentures.

Concentrations in Lending

In 2006, the federal bank regulatory agencies released guidance advising financial institutions of the risks posed by CRE lending concentrations and reinforcing that financial institutions should implement sound risk management processes to identify, monitor and control risks associated with CRE concentrations. Higher allowances for loan losses and capital levels may also be required. The CRE guidance provides that further supervisory analysis of an institution’s CRE loan concentrations is warranted when its concentrations exceed either: (i) total reported loans for construction, land development, and other land of 100% or more of a bank’s total risk based capital; or (ii) total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land of 300% or more of a bank’s total risk based capital, where the outstanding balance of the institution’s CRE portfolio has also increased by 50% or more during the prior 36 months.

As of March 31, 2026, the Bank’s reported loans for construction, land development, and other land were approximately 55.9% of the Bank’s total risk-based capital, and the Bank’s reported loans for secured by non-owner-occupied CRE were approximately 295.1% of the Bank’s total risk-based capital. As of March 31, 2026, both percentages were below the established regulatory guidelines. We have exposures to loans secured by CRE due to the nature of our market and the loan needs of both retail and commercial customers. We believe our long-term experience in CRE lending, underwriting policies, internal controls, and other policies currently in place, as well as our loan and credit monitoring and administration procedures, are generally appropriate for managing our concentrations as required under the CRE guidance.

Consumer Financial Protection

The Company is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its clients. These laws include the Equal Credit Opportunity Act (the “ECOA”), the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act (the “FHA”), the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with clients when taking deposits, making loans, collecting loans, and providing other services. For example, mortgage lenders are required to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms, either by considering underwriting factors prescribed by Regulation Z or by originating loans that meet the definition of a “qualified mortgage.” If the Company fails to comply with these laws and regulations, it may be subject to various penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions or in being prohibited from engaging in such transactions even if approval is not required.

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau (the “CFPB”), and giving it responsibility for implementing, examining, and enforcing compliance with federal consumer protection laws for financial institutions, as well as their affiliates, with more than $10 billion of assets and, to a lesser extent, smaller institutions. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets, (iii) depository institutions that offer a wide variety of consumer financial products and services, and (iv) non-depository companies that offer one or more consumer financial products or services. The CFPB has broad rule-making authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or that take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to protect himself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction.

While the CFPB has the power to interpret, administer, and enforce federal consumer financial laws, the Dodd-Frank Act provides that the federal banking regulatory agencies continue to have examination and enforcement powers over the financial institutions that they supervise relating to the matters within the jurisdiction of the CFPB if such institutions have less than $10 billion in assets. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws. Because the Company and the Bank have less than $10 billion in assets, most consumer protection aspects of the Dodd-Frank Act will continue to be applied to the Company and the Bank by their primary bank regulators.

Community Reinvestment Act

The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank’s record in meeting the credit needs of the communities served by the bank, including low- and moderate-income neighborhoods. Furthermore, such assessment is also required of banks that have applied, among other things, to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch. In the case of a bank holding company applying for approval to acquire a bank or bank holding company, the record of each subsidiary bank of the applicant bank holding company is subject to assessment in considering the application. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” The Bank was rated “Satisfactory” in its most recent CRA evaluation received on March 18, 2024.

On October 24, 2023, the federal bank regulatory agencies issued a final rule to modernize their respective CRA regulations. However, on July 16, 2025, due to litigation, such agencies issued a joint notice of proposed rulemaking to rescind the 2023 rule and reinstate the CRA framework that existed prior to the 2023 final rule.

AML Legislation

The Company is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities (the “AML laws”). This category of laws includes the Bank Secrecy Act, the Money Laundering Control Act of 1986, the USA PATRIOT Act of 2001, and the Anti-Money Laundering Act of 2020.

The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report potential money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the AML activities of the applicants.

Office of Foreign Assets Control

The U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) is responsible for administering and enforcing economic and trade sanctions against specified foreign parties, including countries and regimes, foreign individuals, and other foreign organizations and entities. OFAC publishes lists of prohibited parties that are regularly consulted by the Company in the conduct of its business in order to ensure its compliance. The Company is responsible for, among other things, blocking the accounts of, and transactions with, prohibited parties identified by OFAC, avoiding unlicensed trade and financial transactions with such parties, and reporting blocked transactions after their occurrence. Failure to comply with OFAC requirements could have serious legal, financial, and reputational consequences for the Company.

Privacy Regulations

The Gramm-Leach-Bliley Act (the “GLB Act”) and the California Consumer Privacy Act of 2018 (the “CCPA”), as amended by the California Privacy Rights Act of 2020, impose requirements related to the privacy of customer financial information. Generally, privacy laws impose obligations with regard to the collection, use and disclosure of personal information and require public disclosure of privacy practices. Some privacy laws offer individuals certain rights about how their personal information is processed, provide for significant penalties for non-compliance, and, under certain circumstances, impose requirements for transfers of personal data across national borders. Under federal law and state laws, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, a financial institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure.

Incentive Compensation

Federal bank regulatory agencies issued guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution’s board of directors.

The Federal Reserve reviews, as part of the regular risk-focused examination process, the incentive compensation arrangements of financial institutions, such as the Company, that are not “large complex banking organizations.” These reviews are tailored to each financial institution based on the scope and complexity of the institution’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives are included in reports of examination. Deficiencies are incorporated into the institution’s supervisory ratings, which can affect the institution’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk management control or governance processes, pose a risk to the institution’s safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies.

In accordance with SEC rules, securities exchanges have adopted rules mandating, in the case of a restatement, the recovery or “clawback” of excess incentive-based compensation paid to current or former executive officers and requiring listed issuers to disclose any recovery analysis where recovery is triggered by a restatement.

The scope and content of the U.S. banking regulators’ policies on executive compensation may continue to evolve in the near future. It cannot be determined at this time whether compliance with such policies will adversely affect the Company’s ability to hire, retain, and motivate its key employees.

Cybersecurity

In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing the internet-based services of the financial institution. The other statement indicates that a financial institution’s management is expected to maintain sufficient business-continuity-planning processes to ensure the rapid recovery, resumption, and maintenance of the institution’s operations after a cyberattack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and to address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyberattack. If the Company fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties.

Effective April 1, 2022, federal bank regulatory agencies issued a joint rule imposing upon banking organizations and their service providers notification requirements for significant cybersecurity incidents. Specifically, the rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a “computer-security incident” that rises to the level of a “notification incident” as those terms are defined in the rule. Banks’ service providers are required under that rule to notify any affected bank to or on behalf of which the service provider provides services “as soon as possible” after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours.

Additionally, effective December 9, 2022, amendments to the GLB Act Safeguards Rule went into effect. That rule requires financial institutions to: (i) appoint a qualified individual to oversee and implement their information security programs; (ii) implement additional criteria for information security risk assessments; (iii) implement safeguards identified by assessments, including access controls, data inventory, data disposal, change management, and monitoring, among other things; (iv) implement information system monitoring in the form of either “continuous monitoring” or “periodic penetration testing;” and (v) implement additional controls, including training for security personnel, periodic assessment of service providers, written incident response plans, and periodic reports from the qualified individual to the board of directors. Additionally, state regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs with detailed requirements, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. For example, on January 1, 2026, additional CCPA requirements related to cybersecurity audits, privacy risk assessments, and automated decision-making technology became effective, with phased compliance dates beginning in 2027. The new CCPA regulations fundamentally shift California’s privacy law from reactive compliance to a governance and accountability regime where companies will be required to prove the security effectiveness of their cybersecurity programs, provide customers with notice, transparency and opt-out rights with respect to the use of automated decision making technology, and conduct risk assessments for data processing activities that function like consumer privacy impact assessments that will be reported to the California Privacy Protection Agency.

On July 26, 2023, the SEC also adopted rules that require reporting in Current Reports on Form 8-K of material cybersecurity incidents. These rules also require disclosures in Annual Reports on Form 10-K describing (i) the processes for assessing, identifying, and managing material risks from cybersecurity threats, (ii) the material effects or reasonably likely material effects of risks from cybersecurity threats and previous cybersecurity incidents, and (iii) the board of directors’ oversight of risks from cybersecurity threats and management’s role and expertise in assessing and managing material risks from cybersecurity threats.

Future Legislation and Regulation

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although the enactment of proposed legislation could impact the regulatory structure under which the

Company and the Bank operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to business strategy, and limit the ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material adverse effect on the business, financial condition, and results of operations of the Company and the Bank.

ITEM 1A. Risk Factors

Investing in our common stock involves a significant degree of risk. The material risks and uncertainties that management believes affect us are described below. Before investing in our common stock, you should carefully consider the risks and uncertainties described below, in addition to the other information contained in this Registration Statement. Any of the following risks, as well as risks that we do not know or that we currently deem immaterial, could have a material adverse effect on our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment. Further, to the extent that any of the information in this Registration Statement constitutes forward-looking statements, the risk factors below are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risk Factor Summary

General Economic and Market Conditions Risks

•	The economic environment could pose significant challenges for the Company and could adversely affect our financial condition and results of operations.
•	Adverse economic conditions in California, specifically Southern California, may cause us to suffer higher default rates on our loans and reduce the value of the assets we hold as collateral.
•	Risks related to disintermediation and uninsured deposits may have a material effect on the Company’s operations and/or stock price.
•	Significant changes in interest rates may adversely affect our earnings and financial condition.
•	Changes in the fair value of our investment securities may reduce our shareholders’ equity, results of operations and liquidity.

Credit Risks

•	We may suffer losses in our loan portfolio, and those losses may exceed our allowance for credit losses.
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The success of our SBA lending program is dependent upon the continued availability of SBA loan programs, our status as an SBA preferred lender, our ability to comply with applicable SBA lending requirements, and our ability to successfully manage related risks.

•	We are exposed to risks specific to our shorter-term loans that are secured by or otherwise relate to commercial real estate.
•	We are exposed to credit risks specific to our unsecured loans.
•	The non-guaranteed portion of SBA 7(a) loans that we retain on our balance sheet as well as the guaranteed portion of SBA 7(a) loans that we sell could expose us to various credit and default risks.
•	Concentrations within our loan portfolio could result in increased credit risk in a challenging economy.
•	Our CRE and commercial land and construction loans involve credit risks that could adversely affect our financial condition and results of operations.
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We rely upon independent appraisals to determine the value of the real estate that secures a significant portion of our loans, and the values indicated by such appraisals may not be realizable if we are compelled to foreclose upon such loans.

•	We depend on the accuracy and completeness of information about clients and counterparties.

Risks Related to Business Strategy

•	We are, and intend to continue, developing new products and services, and our failure to accurately predict their demand or growth could have an adverse effect on our business.
•	New lines of business, products, product enhancements or services may subject us to additional risk.
•	Our success is largely dependent upon our ability to successfully execute our business strategy.

Liquidity and Capital Risks

•	We are subject to liquidity risk, which could adversely affect our financial condition and results of operations.
•	Loss of deposits could increase our funding costs or require us to sell assets or borrow.

•	The proportion of our deposit account balances that exceed FDIC insurance limits may expose us to enhanced liquidity risk in times of financial distress.
•	Our high concentration of large depositors and depositors in certain industries may increase our liquidity risk.
•	We may need to raise additional capital in the future and such capital may not be available when needed or at all.
•	We are subject to capital adequacy standards and liquidity rules, and failure to meet these standards could adversely affect our financial condition.

Risks Related to Risk Management

•	We are exposed to risks related to cybersecurity, data privacy, fraud, and critical technology and software systems.
•	We rely on other companies to provide key components of our business infrastructure.
•	The development and use of AI presents risks and challenges that may adversely impact our business.
•	A natural or man-made disaster or recurring energy shortage, especially in California, could harm our business.
•	Climate change could have a material negative impact on the Company and our clients.

Legal and Regulatory Compliance Risks

•	Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.
•	Federal and state regulators periodically examine our business and may require us to remediate adverse examination findings or may take enforcement action against us.
•	Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments, restrictions on our business activities or reputational harm.
•	The Bank is subject to extensive and evolving requirements under AML and sanctions laws.
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The Bank is subject to numerous “fair and responsible banking” laws and regulations designed to protect consumers, which increase our compliance costs and subject us to potential legal liability or reputational damage.

•	We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to potential costs, risks and consumer protection laws.
•	Increases in FDIC insurance premiums could adversely affect our earnings and results of operations.
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The Federal Reserve may require the Company to commit capital resources to support the Bank at a time when our resources are limited, which may require us to borrow funds or raise capital on unfavorable terms.

•	Fulfilling our public company financial reporting and other regulatory obligations and transitioning to a public company will be expensive and time consuming and may strain our resources.
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Regulations relating to privacy, information security, and data protection could increase our costs, affect or limit how we collect and use personal information, and adversely affect our business opportunities.

Risks Related to Competition

•	Our ability to attract and retain qualified employees is critical to our success.
•	We face strong competition from financial services companies and other companies that offer banking services, which could materially and adversely affect our business.
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The financial services industry, including the banking sector, is undergoing rapid technological change due to changes in customer behavior, competition, and the legal and regulatory framework, and we may not be able to compete effectively due to these changes.

Risks from Accounting and Other Estimates

•	The Company’s consolidated financial statements are based in part on assumptions and estimates which, if incorrect, could cause unexpected losses in the future.
•	There are risks resulting from the extensive use of models in our business, and we rely on third parties for the provision of economic forecasts and other key inputs used in our models.

Risks Related to Investments in Our Securities

•	An active, liquid trading market for our common stock may not develop, which may limit the ability of shareholders to sell their shares.

•	The market price of shares of our common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.
•	We may issue shares of preferred stock in the future, which could adversely affect holders of our common stock and depress the price of our common stock.
•	We currently do not pay dividends on our common stock, and any future declaration and payment of dividends may be subject to restrictions.
•	An investment in our common stock is not an insured deposit.
•	If the Bank fails or is put into receivership or conservatorship by the FDIC, investors will likely lose their entire investment in the Company.
•	We qualify as an “emerging growth company” and the reduced public company reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

Risk Factors

General Economic and Market Conditions Risks

The economic environment could pose significant challenges for the Company and could adversely affect our financial condition and results of operations.

Our financial condition and results of operations are dependent on the U.S. economy, generally, and markets we serve, specifically. We primarily serve markets in Southern California, and specifically Los Angeles, Santa Barbara, San Diego and Orange counties, though certain of our products and services are offered nationwide and internationally. Financial stress on our customers as a result of an uncertain future economic environment could have an adverse effect on the Company’s customers and their ability to maintain their deposits and/or repay their loans, which could adversely affect the Company’s business, financial condition, and results of operations. A weakening of these conditions in the markets in which we operate would likely have an adverse effect on us and others in the financial institutions industry. For example, a deterioration in economic conditions in our markets could drive losses beyond that which is provided for in our allowance for credit losses. We may also face the following risks in connection with these events:

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economic conditions that negatively affect real estate values, the profitability of business operations, and the job market may result in the deterioration of the credit quality of our loan portfolio, and such deterioration in credit quality could have a negative impact on our business;

•	a decrease in the demand for loans and other products and services offered by us, particularly in light of the higher interest rate environment;

•	a decrease in deposit balances, including low-cost and noninterest-bearing deposits, and changes in our interest rate mix toward higher-cost deposits;

•	a decrease in net interest income derived from our lending and deposit gathering activities;

•	a decrease in the value of our loans or other assets secured by collateral such as commercial or residential real estate;

•	a decrease in consumer confidence levels and adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities;

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the processes we use to estimate our allowance for credit losses under the current expected credit loss (“CECL”) methodology requires the use of complex judgments, including forecasts of economic conditions, which are difficult to estimate, and adverse economic conditions or expected economic conditions may require us to provide for a significantly greater allowance for credit losses; and

•	our ability to assess the creditworthiness of our customers may become less effective in controlling charge-offs.

Although inflation levels moved closer to the Federal Open Market Committee’s target rate of 2% in 2025, as of March 31, 2026, inflation rates remained elevated above the target rate. To the extent inflation persists, it poses risk to the economy overall, and could pose direct or indirect challenges to our clients and to our business. Elevated inflation can impact our business customers through loss of purchasing power for their customers, leading to lower sales. Elevated inflation can also increase input and inventory costs for our customers, forcing them to raise their prices or lower their profitability. Supply chain disruption, also leading to inflation, can delay our customers’ shipping ability, or timing on receiving inputs for their production or inventory. Inflation can lead to higher wages for our business customers, increasing costs. All of these inflationary risks for our business customer base can be financially detrimental, leading to increased likelihood that the customer may become delinquent or otherwise default on a loan. To the extent such conditions exist or worsen, we could experience adverse effects on our business, financial condition, and results of operations.

Global economic conditions also affect our operating results because global economic conditions directly influence the U.S. economic conditions. Sources of global economic and market instability include, but are not limited to, the effects of a pandemic or other health crises, the current or anticipated impact of military conflict, other geopolitical risk, trade tensions, and prolonged government shutdowns. Military conflicts include military actions or potential military actions between Russia and Ukraine, war and conflicts in the Middle East, and terrorism. In addition, trade tensions between the United States and any of its significant trading partners, including China, Canada, and Mexico, may increase economic uncertainty.

Adverse economic conditions in California, specifically Southern California, may cause us to suffer higher default rates on our loans and reduce the value of the assets we hold as collateral.

Although we do provide products and services nationwide, our business activities and credit exposure are concentrated in Southern California. Difficult economic conditions in Southern California or adverse changes in laws or regulations in California, may cause us to incur losses associated with higher default rates, decreased collateral values in our loan portfolio, or the businesses of our customers and the ability to expand our business. In addition, demand for our products and services may decline. Declines in the real estate market could hurt our business because if real estate values were to decline, the collateral for our loans would provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans. The majority of our loans, approximately 71.2% of the aggregate outstanding balance as of March 31, 2026, are secured, at least in part, by real estate located within Southern California.

Risks related to disintermediation and uninsured deposits may have a material effect on the Company’s operations and/or stock price.

The high-profile bank failures in the first half of 2023 generated significant market volatility among publicly-traded bank holding companies and, in particular, regional banks like the Bank. The industry has stabilized since these failures and the customer confidence in the safety and soundness of smaller regional banks has improved. Nevertheless, risks remain that customers may choose to invest in higher yielding and higher-rated short-term fixed income securities or maintain deposits with larger more systematically important financial institutions, or shift their deposits into higher-cost products that we offer, all of which could materially and adversely impact our liquidity, loan funding capacity, net interest margin, capital, and results of operations. In addition, we may need to increase our interest rates to avoid deposit attrition, and funding costs may also increase if deposits lost are replaced with wholesale funding. The bank failures in the first half of 2023 highlighted the speed at which deposits can be moved in the digital economy. The banking operating environments and public trading prices of banking institutions can be highly correlated, in particular during times of stress, which could adversely impact the trading prices of our common stock and potentially, our results of operations.

Significant changes in interest rates may adversely affect our earnings and financial condition.

Significant changes in interest rates may adversely affect our earnings and financial condition in ways that cannot be predicted with certainty. Interest rates are highly sensitive to numerous factors beyond our control, including inflation, unemployment, changes in the money supply, international events, events in world financial markets, competition, general economic conditions, tariffs, and monetary and fiscal policies of various governmental and regulatory authorities, including the Federal Reserve.

Our operating income and net income depend to a great extent on net interest margin (i.e., the difference between the interest yields earned on cash, loans, securities, and other interest-bearing assets and the interest rates paid on interest-bearing deposits, borrowings, and other liabilities). Net interest margin is affected by changes in market interest rates because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. For example, when interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. Additionally, because a significant amount of our funding consists of non-interest-bearing deposits, a significant decrease in short-term interest rates would be expected to immediately reduce our interest income without a corresponding reduction in our interest expense, which would reduce our net interest income. While we benefited from elevated short-term rates prior to September 2024, the Federal Reserve began reducing its target federal funds rate in September 2024, and any significant declines in the Interest on Reserve Balances rate would be expected to adversely affect our net interest income unless offset by other factors. These conditions would be expected to adversely affect our business, results of operations, and financial condition.

A portion of our assets is invested in interest-bearing reserves at the Federal Reserve. If the Federal Reserve decreases the interest it pays on these reserves, or ceases to pay interest on these reserves entirely, our net interest income could be adversely affected. This risk may potentially be exacerbated if the Federal Reserve requires banks to maintain minimum levels of reserves. Further, a reduction in the interest rate paid on these reserves or in the accessibility of these reserves could compel us to seek alternative, potentially higher-risk investments to generate interest income, which might adversely affect our business, results of operations, or financial condition if such investments underperform or increase our risk exposure.

Increases in interest rates will likely also adversely affect the market value of our investment and loan portfolios. If we are required to sell securities at a discount prior to their maturity, our unrealized losses would then turn into realized losses. Decreases in the market value of our loan portfolio could potentially become realized losses if we were to sell loans or if our bank were to be acquired.

We attempt to manage risk from changes in market interest rates by adjusting the rates, maturities, repricing schedules, and balances of various types of interest-earning assets and interest-bearing liabilities. However, interest rate risk management techniques are imprecise and may not effectively mitigate these risks. Moreover, we currently do not employ interest rate derivatives to hedge this risk, relying exclusively on portfolio adjustments, which may prove insufficient against rapid or significant rate fluctuations. As a result, a rapid increase or decrease in interest rates could potentially have an adverse effect on our net interest margin and results of operations. Market interest rates for types of products and services in our market may also fluctuate significantly over time due to competition and local or regional economic conditions. Our interest rate risk management process relies on numerous assumptions, including projections of interest rate trends and asset-liability repricing behaviors, which may be inaccurate due to unforeseen market shifts or external factors beyond our control. Furthermore, should we employ derivatives in the future, their implementation costs or ineffective hedging could potentially further complicate risk management. Consequently, there can be no assurance that we will successfully manage our interest rate risk exposure, and actual outcomes may differ materially from our expectations due to factors within or beyond our control.

Changes in the fair value of our investment securities may reduce our shareholders’ equity, results of operations and liquidity.

At March 31, 2026, $220.9 million of our securities were classified as available for sale with an aggregate net unrealized loss of $7.9 million. We increase or decrease shareholders’ equity by the amount of change from the unrealized gain or loss (the difference between the estimated fair value and the amortized cost) of our available for sale securities portfolio, net of the related tax, under the category of accumulated other comprehensive income (loss). Therefore, a decline in the estimated fair value of this portfolio will result in a decline in reported shareholders’ equity, book value per common share, and tangible book value per common share. This decrease will occur even though the securities are not sold. In the case of debt securities, if these securities are never sold and there are no credit impairments, the decrease will be recovered over the life of the securities. In the case of equity securities, which have no stated maturity, the declines in fair value may or may not be recovered over time.

At March 31, 2026, we had stock holdings of $10.7 million in the FHLB and $5.6 million in other stock. The stock held by us is evaluated for impairment under applicable accounting standards. In 2025, we did not recognize an impairment charge related to our stock holdings. There can be no assurance that future negative changes to the financial condition of the issuers may require us to recognize an impairment charge with respect to such stock holdings.

Credit Risks

We may suffer losses in our loan portfolio, and those losses may exceed our allowance for credit losses.

Our total nonperforming assets amounted to $43.2 million, or 1.6% of our total assets, at March 31, 2026. We had $1.1 million of net loan charge-offs for the three months ended March 31, 2026. If increases in our nonperforming assets occur in the future, our net loan charge-offs may also increase, which may have an adverse effect upon our financial condition and results of operations.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices generally include assessing business and guarantor capacity, obtaining full and/or partial personal guarantees from borrowers, analyzing a borrower’s history and future prospects as well as available cash flow and cash flow projections (when appropriate), obtaining a valuation of collateral based on reports of independent appraisers, and other metrics. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria but subsequently deteriorate, and these losses may exceed the amounts set aside as reserves in our allowance for credit losses under the CECL methodology.

We estimate credit losses using the CECL methodology, which incorporates the use of and is reliant upon reasonable and supportable forecasts of economic conditions and variables. As of March 31, 2026, economic variables that have significant influence in the model for determining allowance for credit losses include, without limitation: changes in the U.S. unemployment rate, U.S. real GDP growth, CRE prices, and interest rates. Changes in one or more of these economic variables could have an impact on our allowance for credit losses determination. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” in Item 2 of this Registration Statement. Because the CECL methodology is more dependent on future economic forecasts, assumptions, and models than methods of reserving for loan losses under the previous accounting standards, it may result in increases and add volatility to our allowance for credit losses and future provisions for loan losses. The forecasts, assumptions, and models required by CECL are based upon third-party forecasts, subject to management’s review and adjustment in light of information currently available. Although we maintain an allowance for credit losses at a level that we believe is adequate to absorb future expected credit losses under the CECL methodology, our allowance for credit losses may not be adequate to absorb actual credit losses. Changes in economic, operating, and other conditions, including a sharp decline in real estate values as well as lower or higher interest rates (or a persistently higher-for-longer interest rate environment), which are beyond our control, may cause our actual loan losses to exceed our current allowance estimates, which could adversely affect our financial condition and results of operations.

In addition, the FDIC and the DFPI, as part of their supervisory function, periodically review our credit loss reserves. Either agency may require us to increase our provision for loan losses or to recognize further loan losses, based on its judgment, which may be different from that of our management and could adversely affect our financial condition and results of operations.

The success of our SBA lending program is dependent upon the continued availability of SBA loan programs, our status as an SBA preferred lender, our ability to comply with applicable SBA lending requirements, and our ability to successfully manage related risks.

A significant portion of our business consists of originating and periodically selling U.S. government guaranteed loans, in particular those guaranteed by the SBA. As of March 31, 2026, our total commercial SBA portfolio held for investment was $462.2 million, representing 21.6% of total loans held for investment. In 2025, we sold 16 SBA 7(a) loans with government guaranteed portions totaling $16.2 million. Presently, pursuant to the Consolidated Appropriations Act of 2021, the SBA guarantees 75% to 90% of the principal amount of qualifying loans originated under the 7(a) loan program (excluding the SBA’s Paycheck Protection Program loans). The U.S. government may not maintain the SBA 7(a) and 504 loan programs, and even if it does, such guaranteed portion may not remain at its current or anticipated level. In addition, from time to time, the government agencies that guarantee these loans reach their internal limits and cease to guarantee future loans. These agencies may change their rules for qualifying loans or Congress may adopt legislation that would have the effect of discontinuing or changing the loan guarantee programs. If such changes occur, the volume of loans to small businesses and industrial borrowers of the types that now qualify for government guaranteed loans could decline. Non-governmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable.

In addition, our SBA loan portfolio is subject to the risk that the U.S. government’s partial guaranty on SBA loans is withdrawn due to noncompliance with regulations. As an SBA preferred lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA preferred lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender’s SBA preferred lender status. If we lose our status as an SBA preferred lender, we may lose some or all of our customers to lenders who are SBA preferred lenders, which could have a material adverse effect on our financial results. Also, in the event of a loss resulting from default and a determination by the SBA that there is a deficiency in the manner in which a loan was originated, funded, or serviced by us, the SBA may require us to repurchase the previously sold portion of the loan, deny its liability under the guaranty, reduce the amount of the guaranty or, if it has already paid under the guaranty, seek recovery of the principal loss related to the deficiency from us.

Additionally, for a borrower to be eligible to receive an SBA loan, the lender must establish that the borrower would not be able to secure a bank loan without the credit enhancements provided by a guaranty under the SBA program. Accordingly, the SBA loans in our portfolio generally have weaker credit characteristics than the rest of our portfolio and may be at greater risk of default in the event of deterioration in economic conditions or the borrower’s financial condition. For instance, in the case of SBA 7(a) loans, if businesses to which we lend generate inadequate cash flow to repay principal and interest, and borrowers are otherwise unable to repay the loan, losses may result if related collateral is sold for less than the unguaranteed balance of the loan. Because these loans are generally at variable rates, higher rate environments will increase required payments from borrowers, with increased payment default risk. As a result of a wide variety of collateral with very specific uses, markets for resale of the collateral may be limited, which could adversely affect amounts realized upon sale and therefore our financial results.

In addition, over the last several years, there have been prolonged government shutdowns, which have impeded our ability to both originate SBA loans and sell such SBA loans in the secondary market. Also, the profitability of the sale of the guaranteed portion of these loans could decline as a result of market displacements due to increases in interest rates, and premiums realized on the sale of the guaranteed portions could decline from current levels. As the funding of SBA 7(a) and 504 loans and sale of the guaranteed portion of SBA 7(a) loans is a major portion of our business and a significant portion of our noninterest income, any significant changes to the SBA 7(a) or 504 loan program, such as its funding or eligibility requirements, or the loss of our SBA preferred lender status, may have an unfavorable impact on our prospects, future performance and results of operations.

We are exposed to risks specific to our shorter-term loans that are secured by or otherwise relate to commercial real estate.

We originate shorter-term loans that mature 36 months or sooner after origination that we sometimes refer to as bridge loans. These shorter-term loans are secured by or otherwise relate to commercial real estate and predominantly are reported as CRE loans or C&I loans, depending on the nature of the collateral securing the loan. These shorter-term loans are made to borrowers seeking shorter term capital to be used to invest in, acquire, improve, rehabilitate, or refinance existing properties pending the approval of a permanent loan, the proceeds of which are typically used to repay the shorter-term loan. At March 31, 2026, these shorter-term loans totaled $159.1 million, or 7.4%, of our total loans held for investment.

There are unique risks related to this loan population. Given the relatively shorter duration of these loans, we need to generate a high volume of new shorter-term loans to offset the repayment of existing shorter-term loans. Several factors, including an economic slowdown or rapidly rising interest rate environment, may negatively affect our ability to generate a high volume of these loans, which in turn may decrease our net interest income and result in a material adverse effect on our results of operations. In addition, the larger size of loan balances, a borrower’s inability to refinance these loans, declining market value of the collateral properties, or decreases in cash flows produced by the underlying properties may materially and adversely affect our results of operations and financial condition.

We are exposed to credit risks specific to our unsecured loans.

We originate unsecured loans to our private banking clients that are used primarily for investments in real estate and other asset classes. At March 31, 2026, our unsecured loans totaled $207.0 million, or 9.7% of our total loans held for investment. Unsecured loans generally involve a higher degree of risk of loss than secured loans because, without collateral, repayment is wholly dependent upon the success of the borrowers’ business and the borrowers’ solvency, which can deteriorate and are more likely to be adversely affected by adverse economic conditions. Because of this lack of collateral, we are limited in our ability to collect on defaulted unsecured loans. Also, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on an unsecured loan in default. Unsecured loans and their higher credit risk could lead to increased losses on these loans and an increase in our nonperforming assets, which could have a material adverse effect on our financial condition, results of operations of cash flows.

The non-guaranteed portion of SBA 7(a) loans that we retain on our balance sheet as well as the guaranteed portion of SBA 7(a) loans that we sell could expose us to various credit and default risks.

As of March 31, 2026 we held $69.0 million of SBA 7(a) loans on our balance sheet. $54.0 million, or 78.3%, consisted of the non-guaranteed portion of SBA 7(a) loans and $15.0 million, or 21.7%, consisted of the guaranteed portion of SBA loans. The non-guaranteed portion of SBA 7(a) loans have a higher degree of risk of loss as compared to the guaranteed portion of such loans. Further, we generally retain the non-guaranteed portions of the SBA 7(a) loans that we originate and sell, and to the extent the borrowers of such loans experience financial difficulties, our financial condition and results of operations could be adversely impacted.

In 2025, we sold 16 SBA 7(a) loans with government guaranteed portions totaling $16.2 million. When we sell the guaranteed portion of SBA 7(a) loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the SBA 7(a) loan and the manner in which they were originated. Under these agreements, we may be required to repurchase the guaranteed portion of the SBA 7(a) loan if we have breached any of these representations or warranties, in which case we may record a loss. In addition, if repurchase and indemnity demands increase on loans that we sell from our portfolios, our liquidity, results of operations, and financial condition could be adversely affected.

Concentrations within our loan portfolio could result in increased credit risk in a challenging economy.

While our loan portfolio is diversified across business sectors, it is concentrated in CRE and commercial business loans. To the extent loans are concentrated by loan type, collateral, or location of borrower or property, we may have higher credit risk or experience higher credit losses. As of March 31, 2026, our commercial investor-owned real estate loans totaled $560.7 million, or 26.2% of our loans held for investment, and our C&I loans totaled $461.8 million, or 21.6% of our loans held for investment. At such date, our largest outstanding commercial investor-owned real estate loan balance was $31.5 million, and our largest outstanding C&I loan balance was $14.9 million. CRE and C&I loans are in some respects considered riskier than single-family residential loans because they have larger balances to a single borrower or group of related borrowers. CRE and C&I loans involve risks because the borrowers’ abilities to repay the loans typically depend primarily on the successful operation of the businesses or the properties securing the loans.

Most of the Company’s commercial business loans are made to small- or middle-market business customers who may have a heightened vulnerability to economic conditions. CRE valuations can be significantly affected over relatively short periods of time by changes in business climate, economic conditions, interest rates, and in many cases, the results of operations of businesses and other occupants of the real property. Related to this, elevated interest rates may make it more difficult for borrowers to refinance maturing loans. Deterioration of our borrowers’ businesses may hinder their ability to repay their loans with us, which may increase our nonperforming assets, net loan charge-offs, and/or our provision for credit losses. Rent control regulations and increases in vacancy rates in commercial properties can impact the value of CRE. In addition, as part of our proactive approach to credit risk management, we may determine to sell deteriorating loans at a discount. Increases in our nonperforming assets, net loan charge-offs, provision for credit losses, and/or the sale of deteriorating loans, in each case in our commercial business and/or CRE loan portfolios, may adversely affect our financial condition and results of operations.

In addition, banking regulators are examining CRE lending activity with increasingly heightened scrutiny and may require banks with higher levels of CRE loans to implement more stringent underwriting, internal controls, risk management policies, and portfolio stress testing. Because a significant portion of our loan portfolio is comprised of CRE loans, the banking regulators may require us to maintain higher levels of capital than we would otherwise be expected to maintain, which could impact our business strategy, financial condition, and results of operations.

Our CRE and commercial land and construction loans involve credit risks that could adversely affect our financial condition and results of operations.

CRE and commercial land and construction lending usually involve higher credit risks than other types of mortgage loans. As of March 31, 2026, the following loan types accounted for the stated percentages of our loan portfolio: CRE (both owner-occupied and non-owner occupied) — 37.3%; and commercial land and construction — 2.0%. These types of loans also involve larger loan balances to a single borrower or groups of related borrowers. These higher credit risks are further heightened when the loans are concentrated in a small number of larger borrowers leading to relationship exposure.

Non-owner occupied CRE loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because CRE borrowers’ ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

Banking regulators closely supervise banks’ CRE lending activities, and may require banks with higher levels of CRE to implement improved underwriting, internal controls, risk management policies, and portfolio stress testing, as well as possibly higher levels of allowances for credit losses and capital levels as a result of CRE lending growth and exposures.

Commercial land and construction loans and owner-occupied CRE loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the assets securing the loans have the following characteristics: (i) they depreciate over time, (ii) they are difficult to appraise and liquidate, and (iii) they fluctuate in value based on the success of the business.

CRE loans and commercial land and construction loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review, and monitoring cannot eliminate all of the risks related to these loans. We also make secured loans to our commercial clients. Secured commercial loans are generally collateralized by real estate, accounts receivable, inventory, equipment, or other assets owned by the borrower or may include a personal guaranty of the business owner. Furthermore, if a business is unsuccessful, the collateral that includes inventory, accounts receivable, and equipment usually has a value that is insufficient to satisfy the loan without a loss.

We rely upon independent appraisals to determine the value of the real estate that secures a significant portion of our loans, and the values indicated by such appraisals may not be realizable if we are compelled to foreclose upon such loans.

A significant portion of our loan portfolio is secured by CRE. To determine the value of the real estate that secures these loans, we rely on independent appraisals. These appraisals are estimates of value at a specific point in time, and while they are an important tool in our lending process, they are not guarantees of future market value. The independent appraisers we use may make errors in judgment or overlook factors that could affect the reliability of the appraisals, despite our efforts to mitigate such risks.

While we utilize appraisal management companies to order appraisals and employ a third-party appraisal review process to evaluate the accuracy and reliability of the appraisals before they are used in our lending decisions, there can be no assurances that these practices will prevent losses if we are compelled to foreclose on loans secured by CRE and residential real estate. Even with these measures in place, the value of real estate can change due to market conditions or events that occur after the appraisal, which are beyond our control. If we are compelled to foreclose on a property, there is a risk that the real estate may be worth less than the appraised value, which could result in us not recovering the full amount of the loan. In such cases, we could incur losses that may adversely affect our financial condition.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring our loan and lease portfolio on an ongoing basis, we typically rely on information furnished by or on behalf of clients and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those clients or counterparties, or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, incomplete, unaudited, fraudulent, or misleading financial statements, credit reports, or other financial or business information, or the failure to receive information furnished by or on behalf of clients and counterparties on a timely basis, could result in loan and lease losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Business Strategy

We are, and intend to continue, developing new products and services, and our failure to accurately predict their demand or growth could have an adverse effect on our business.

We are, and intend in the future to continue, investing significant resources in developing new tools, features, services, products, and other offerings. New initiatives are inherently risky, as each involves unproven business strategies and new products and services with which we have limited or no prior development or operating experience. Risks from our innovative initiatives include those associated with potential defects in the design and development of the technologies used to automate processes, misapplication of technologies, the reliance on data that may prove inadequate, and failure to meet client expectations, among others. As a result of these risks, we could experience increased claims, reputational damage, or other adverse effects, which could be material. Additionally, we can provide no assurance that we will be able to develop, commercially market and achieve acceptance of our new products and services. In addition, our investment of resources to develop new products and services may either be insufficient or result in expenses that are excessive in light of revenue actually originated from these new products and services.

The profile of potential clients using our new products and services may not be as attractive as the profile of the clients that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Failure to accurately predict demand or growth with respect to our new products and services could have an adverse impact on our business, and there is always risk that these new products and services will be unprofitable, will increase our costs, or will decrease our operating margins or take longer than anticipated to achieve target margins. Further, our development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from our existing business. If we do not realize the expected benefits of our investments, our business may be harmed.

New lines of business, products, product enhancements or services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts. In developing, implementing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources. We may underestimate the appropriate level of resources or expertise necessary to make new lines of business or products successful or to realize their expected benefits. We may not achieve the milestones set in initial timetables for the development and introduction of new lines of business, products, product enhancements, or services, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements, or services. Any new line of business, product, product enhancement, or service could have a significant impact on the effectiveness of our system of internal controls. We may also decide to discontinue businesses or products, due to lack of customer acceptance or unprofitability. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements, or services could have an adverse effect on our business, financial condition, and results of operations.

Our success is largely dependent upon our ability to successfully execute our business strategy.

There can be no assurance that we will be able to continue to grow and to remain profitable in future periods, or, if profitable, that our overall earnings will remain consistent with our prior results of operations, or increase in the future. A downturn in economic conditions in our market, particularly in the real estate market, heightened competition from other financial services providers, an inability to retain or grow our core deposit base, an inability to continue to generate a high loan volume, regulatory and legislative considerations, and failure to attract and retain high-performing talent, among other factors, could limit our ability to grow assets, or increase profitability, as rapidly as we have in the past. Further, a significant portion of our loan portfolio is short-term in duration, with terms of less than twenty-four months. In order for us to maintain our level of income earning assets, we need to originate a large volume of loans at competitive prices on a regular basis. Sustainable growth requires that we manage our risks by following prudent loan underwriting standards, balancing loan and deposit growth without materially increasing interest rate risk or compressing our net interest margin, maintaining more than adequate capital at all times, managing a growing number of customer relationships, scaling technology platforms, hiring and retaining qualified employees and successfully implementing our strategic initiatives. We must also successfully implement improvements to, or integrate, our management information and control systems, procedures and processes in an efficient and timely manner and identify deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in loan volume in various markets and the infrastructure that comes with expanding operations, including new branches. Our growth strategy may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to effectively manage and grow our banking platform, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth. We may not have, or may not be able to develop, the knowledge or relationships necessary to be successful in new markets. Our failure to sustain our historical rate of growth, adequately manage the factors that have contributed to our growth, or successfully enter new markets could have an adverse effect on our earnings and profitability and, therefore on our business, financial condition, and results of operations.

Liquidity and Capital Risks

We are subject to liquidity risk, which could adversely affect our financial condition and results of operations.

Effective liquidity management is essential for the operation of our business. Although we have implemented strategies to maintain sufficient and diverse sources of funding to accommodate planned, as well as unanticipated, changes in assets, liabilities, and off-balance sheet commitments under various economic conditions, an inability to raise funds through deposits, borrowings, the sales of investment securities, and other sources, or the inability to effectively manage concentrations of funding sources, could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market disruption, a decrease in the borrowing capacity assigned to our pledged assets by our secured creditors, or adverse regulatory action against us. Deterioration in economic conditions and the loss of confidence in financial institutions may increase our cost of funding and limit our access to some of our customary sources of liquidity, including, but not limited to, inter-bank borrowings and borrowings from the Federal Reserve and FHLB. Our ability to acquire deposits or borrow, and the possibility of deposit outflows, could also be impaired by various stress environments and other factors that are not specific to us, including a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry generally as a result of conditions faced by banking organizations in the domestic and international credit markets. Other factors, for example a cybersecurity breach that is specific to us, could also impair our ability to acquire or retain deposits.

Loss of deposits could increase our funding costs or require us to sell assets or borrow.

Like many banking companies, we rely on client deposits to provide a considerable portion of our funding, and we continue to seek client deposits to maintain this funding base. We accept deposits directly from commercial and consumer clients and, as of March 31, 2026, we had $2.4 billion in total deposits. If we are unable to sufficiently maintain or grow our deposits to meet liquidity objectives, we may be subject to paying higher funding costs or unable to satisfy our funding needs.

Our deposits may be subject to dramatic fluctuations in availability or price due to certain factors outside our control, such as a loss of confidence by clients in us or the banking sector generally, client perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or commercial client deposits, changes in interest rates and returns on other investment classes, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current client deposits or attract additional deposits. Further, as of March 31, 2026, we estimate that approximately 56.7% of our total deposits were not insured by the FDIC, and these uninsured deposits may be more likely to be withdrawn if we experience, or are perceived to experience, financial distress or during periods of real or perceived stress or instability in financial markets more generally. In addition, if our competitors raise the rates they pay on deposits, our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Also, clients typically move money from bank deposits to alternative investments during high or rising interest rate environments. Checking and savings account balances and other forms of client deposits may decrease when clients perceive alternative investments as providing a better risk/return trade-off. Our clients could take their money out of the Bank and put it in alternative investments, causing us to lose a lower-cost source of funding. Clients may also move non-interest-bearing deposits to interest-bearing accounts, increasing the cost of those deposits. Obtaining adequate funding to meet our deposit obligations may be more challenging during periods of elevated prevailing interest rates, such as the present, and our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Higher funding costs could reduce our net interest margin and net interest income and could have a material adverse effect on our business, financial condition, and results of operations.

The proportion of our deposit account balances that exceed FDIC insurance limits may expose us to enhanced liquidity risk in times of financial distress.

Uninsured deposits historically have been viewed by the FDIC as less stable than insured deposits. According to statements made by the FDIC staff and the leadership of the federal banking agencies, customers with larger uninsured deposit account balances often are small- and mid-sized businesses that rely upon deposit funds for payment of operational expenses and, as a result, are more likely to closely monitor the financial condition and performance of their depository institutions. As a result, in the event of financial distress, uninsured depositors historically have been more likely to withdraw their deposits.

As of March 31, 2026, we estimate that approximately 56.7% of our total deposits were not insured by the FDIC, and these uninsured deposits may be more likely to be withdrawn if we experience, or are perceived to experience, financial distress or during periods of real or perceived stress or instability in financial markets more generally. If a sizable portion of these uninsured deposits were to be withdrawn within an abbreviated period of time such that additional sources of funding would be required to meet withdrawal demands, we may be unable to obtain funding at favorable terms or obtain funding at all, which may have an adverse effect on our net interest margin. Moreover, obtaining adequate funding to meet our deposit obligations may be more challenging during periods of elevated prevailing interest rates. Our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Further, interest rates paid for borrowings generally exceed the interest rates paid on deposits. If we had to rely more on higher-cost wholesale borrowings to fund a loss of deposits, it could materially, negatively impact our results of operations.

Our high concentration of large depositors and depositors in certain industries may increase our liquidity risk.

We have developed relationships with certain individuals and businesses that have resulted in a concentration of large deposits from a small number of clients and industries. As of March 31, 2026, our ten largest depositor relationships accounted for approximately 23.0% of our total deposits. This high concentration of depositors presents a risk to our liquidity if one or more of them decides to change their relationship with us and to withdraw all or a significant portion of their deposits, for example, as a result of deposits above the FDIC insurance limit. As of March 31, 2026, deposits associated with our legal and fiduciary services providers’ banking specialty services, which includes certain depositors also included in our ten largest depositor relationships, accounted for 31.2% of total deposits. The concentration of depositors in the legal and fiduciary services industry presents a risk to our liquidity if there are adverse developments within that particular industry. If such an event occurs, we may need to seek out alternative sources of funding that may not be on the same terms as the deposits being replaced, which could negatively impact our net interest margin if the alternative source of funding is at a higher rate and have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

We may need to raise additional capital in the future and such capital may not be available when needed or at all.

We may need to raise additional capital, in the form of additional debt or equity, in the future to have sufficient capital resources and liquidity to meet our commitments and fund our business needs and future growth. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements, and borrowings from the discount window of the Federal Reserve. We may not be able to obtain capital on acceptable terms, or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of the Bank or counterparties participating in the capital markets, or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise additional capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition, and results of operations.

In addition, an inability to raise capital when needed may subject us to increased regulatory supervision and the imposition of restrictions on our growth and business. These restrictions could negatively affect our ability to operate or further expand our operations through loan growth, acquisitions, or otherwise. These restrictions may also result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our business, financial condition, and results of operations.

If we raise additional capital by incurring debt at the holding company level, including to fund capital contributions to the Bank, it could reduce the returns on our common stock or put our ownership of the Bank at risk. We could also elect to incur additional debt at the holding company in order to provide additional capital to the Bank, or other secured lending, which could be secured by a pledge of all, or a majority, of the stock of the Bank through the issuance of notes or debentures, or similar securities or instruments. While the use of leverage at the holding company level may limit the dilution of our earnings and book value, the interest we accrue and pay on our current or future debt could adversely affect our earnings, equity, shareholder returns, and the value of the common stock. In addition, if the debt is secured by the Bank’s stock then the failure to make regular payments on the debt on interest payment dates or at maturity, or the failure to comply with financial covenants or other conditions of the borrowing, could result in the sale of the Bank in order to pay the debt, and such sale may not be in a manner which would maximize shareholder value.

We are subject to capital adequacy standards and liquidity rules, and failure to meet these standards could adversely affect our financial condition.

The Company and the Bank are each subject to capital adequacy and liquidity rules and other regulatory requirements specifying minimum amounts and types of capital that must be maintained. From time to time, the regulators implement changes to these regulatory capital adequacy and liquidity rules. If we fail to meet these minimum capital and liquidity rules and other regulatory requirements, we may be restricted in the types of activities we may conduct and may be prohibited from taking certain capital actions, such as paying dividends, making payments on other capital instruments, paying executive bonuses, and repurchasing or redeeming the Company’s common stock.

Risks Related to Risk Management

We are exposed to risks related to cybersecurity, data privacy, fraud, and critical technology and software systems.

We collect, process, and store the sensitive, nonpublic, and/or confidential data or information of our customers, employees, and third-party service providers, including our own proprietary information in the ordinary course of business. As such, we recognize the importance of managing data privacy risks on an enterprise-wide basis to protect and maintain the security and confidentiality of the sensitive information entrusted to us. In order to effectively monitor data privacy and information security risks, we must be able to identify, measure, and control the risks associated with the entire lifecycle of our information assets; from collection, to storage, to disclosure, to destruction. Under our information security program, we have established a training program that is mandatory for all employees and a robust set of preventive, detective, and administrative safeguards and security controls. These controls are intended to prevent unauthorized access to or use of our sensitive information, cyber-attacks by hackers, or breaches due to employee error or misconduct, or other disruptions such as computer viruses, malicious software, ransomware, phishing schemes, fraud activities, and hardware or software failures.

The legal, regulatory, and threat landscape surrounding information security, cybersecurity, and data privacy is dynamic, increasingly demanding, and challenging. Increases in data security breaches have led to an expansion of federal and state laws regulating privacy and the collection, use, processing, disclosure, and security of sensitive information. The growth in interstate data flow, together with new privacy and data security-related statutes and regulations, heightens the risk of privacy violations and creates compliance challenges. In order to mitigate and control these risks and challenges, we monitor the progress of pending federal and state legislation that, if passed, would materially alter federal and state privacy or data protection practices and requirements applicable to us.

Cybersecurity and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, customer information, and networks against the threat of security breaches, fraud, cyber-attacks, ransomware, social engineering, and computer malware attacks, damage, or unauthorized access remain a priority for us. As risks associated with cybersecurity threats constantly evolve, including as a result of AI, and become more sophisticated the costs to enhance, modify, and refine our protective measures against these evolving threats and to respond to such threats may increase.

Our risk and exposure of cyber threats to our information systems, as well as those of our third-party vendors, remain heightened because of, among other things, the evolving nature of these threats, the continuation of remote and/or hybrid work environments for our employees and service providers, and our plans to continue to implement and expand digital banking services, expand operations, and use third-party information systems that include cloud-based infrastructure, platforms, and software. In addition, as geopolitical tensions rise, the threat of state-sponsored cyber-attacks on the United States and its financial services sector has increased. The measures we implement to reduce and mitigate these risks may not always be effective, and there can be no assurance that our efforts will prevent breakdowns, intrusions, incidents, or breaches of our or our third-party vendors’ information systems. Security breaches, cybersecurity incidents, or loss of information may result in business interruptions, exposure of proprietary or confidential information, data corruption, fines and penalties, potential liabilities from regulatory or third-party investigations, litigation costs, remediation costs, diversion of management attention, and the negative impact on our reputation and loss of clients’ confidence.

In addition, our customers and third-party service providers rely on technology and systems unmanaged by us, such as networking devices, server infrastructure, personal computers, smartphones, tablets, and other mobile devices, to contact and conduct business with us. If the devices of our customers and/or third-party service providers become the target of a cyber-attack, or security breach, it may result in business interruptions or unauthorized access to, misuse, or loss of the sensitive information of, employees, or third-party service providers. Threat actors using improperly obtained personal or financial information of consumers can attempt to obtain loans, lines of credit, or other financial products or services, or attempt to fraudulently persuade our employees, customers, or other users of our systems to disclose sensitive information to gain access to our information assets and/or information systems.

We also face additional costs when our customers become the victims of cyber-attacks, which may include phishing scams, providing cybercriminals access to their accounts, or credit or debit card information. In these situations, we incur costs to replace compromised cards and address fraudulent transactions affecting our customers. The occurrence of any of the foregoing risks could result in a reduced ability to operate our business, additional costs, potential liability, and reputational harm, any of which could adversely affect our business, financial condition, and results of operations.

We rely on other companies to provide key components of our business infrastructure.

We rely on certain third parties to provide products and services necessary to maintain day-to-day operations, such as data processing and storage, recording and monitoring transactions, online and mobile banking interfaces and services, internet connections, telecommunications, and network access. We have a vendor risk management program, which includes policies and procedures that help us carefully select and monitor the performance of third parties in a number of key areas, including financial review, core systems, insurance coverage, information technology, data and cyber security, and privacy. Notwithstanding our vendor risk management program, we do not control the actions of our third-party vendors. Further, we do not control the actions of indirect vendors, meaning vendors who provide services to our vendors, and opportunities to perform due diligence or exert influence on such indirect vendors are inherently limited since we have no direct contractual relationship with them. The failure of a third party to perform in accordance with the contracted arrangements for any reason could disrupt our operations, which could have a material adverse effect on our business, financial condition, and results of operations. Replacing these third parties could also create significant delays and expenses. Accordingly, using such third parties introduces additional risks to our business operations.

The development and use of AI presents risks and challenges that may adversely impact our business.

We or our third-party vendors, clients or counterparties may develop or incorporate AI technology in certain business processes, services, or products. We may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models. AI models, particularly generative AI models, may produce output or take action that is incorrect, include unauthorized material in the training data for their models, result in the release of private, confidential, or proprietary information, reflect biases included in the data on which they are trained, infringe on the intellectual property rights of others, or are otherwise harmful. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures. In addition to our use of AI technologies, we are exposed to risks arising from the use of AI technologies by bad actors to commit fraud and misappropriate funds and to facilitate cyberattacks.

The legal and regulatory environment relating to AI is uncertain and rapidly evolving and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance.

A natural or man-made disaster or recurring energy shortage, especially in California, could harm our business.

We are based in La Jolla, California and, as of March 31, 2026, approximately 94.3% of the aggregate outstanding balance of our loans was tied to businesses or secured at least in part by real estate located in

California. In addition, the computer systems that operate our internal computer network, our internet websites, and some of their back-up systems are in Data Centers located in Irvine, California and Las Vegas, Nevada. Historically, California has been vulnerable to natural disasters, such as earthquakes, wildfires, floods, mudslides, and droughts. For example, the California wildfires in Los Angeles County in January 2025 destroyed considerable commercial and residential properties, impacting the businesses and lives of clients, employees and other stakeholders. Direct and indirect costs and impacts from wildfires may include potential adverse changes to the level of our nonperforming assets and charge-offs.

Natural or man-made disasters and recurring energy shortages may cause operational disruptions and damage to both our properties and the properties securing our loans. Such disasters could harm our operations directly through interference with communications, including the interruption or loss of our information technology structure and websites, which could prevent us from gathering deposits, originating loans, and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial, and management information systems. The measures we have implemented to mitigate the risk of business interruption may not protect us fully from the effects of a disaster. A natural or man-made disaster or recurring energy shortages may also impair the value of our largest class of assets, our loan portfolio. Uninsured or underinsured disasters may reduce borrowers’ ability to repay mortgage loans. Disasters or recurring energy shortages may diminish the profitability of our business customers and reduce their ability to repay business loans. Disasters may also reduce the value of the real estate securing our loans, impairing our ability to recover on defaulted loans through foreclosure and making it more likely that we would suffer losses on defaulted loans. California has also experienced water shortages, which, if they recur, could impair the value of the real estate or hinder the operations of businesses, including agricultural businesses, in those areas affected. The occurrence of natural and man-made disasters or energy shortages could have a material adverse effect on our business prospects, financial condition, and results of operations.

Climate change could have a material negative impact on the Company and our clients.

The Company’s business, as well as the operations and activities of our clients, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to the Company and its clients, and these risks may increase over time. Climate change presents multi-faceted risks, including: operational risk from the physical effects of climate events on the Company and its clients’ facilities and other assets; credit risk from borrowers with significant exposure to climate risk; transition risks associated with the transition to a less carbon-dependent economy; and reputational risk from stakeholder concerns about our practices related to climate change, the Company’s carbon footprint, and the Company’s business relationships with clients and vendors who operate in carbon-intensive industries.

In addition, California remains at the forefront of climate-related disclosure regulations, including the Climate-Related Financial Risk Act (SB 261), as amended by California Senate Bill 219. While these laws are currently subject to legal challenge and the extent to which these laws may be pre-empted by federal law is uncertain, in the absence of federal preemption the Climate-Related Financial Act would apply to us. Related compliance costs represent hard costs beyond current regulatory costs and would also involve the cost of management and personnel resources. In addition, we have multiple stakeholders, among them shareholders, customers, federal and state regulatory authorities, and political entities, who often have differing, and sometimes conflicting, priorities and expectations regarding environmental, social and governance issues. For instance, we operate extensively in California, which is at the forefront of requiring climate-related disclosures, but we also operate in states throughout the country, and there is an increasing number of state-level anti-ESG initiatives.

New or increased regulations could result in increased compliance costs or capital requirements. Additionally, our reputation and customer relationships may be damaged due to our practices related to climate change, including our involvement, or our customers’ involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. Ongoing legislative or regulatory developments and changing climate risk management and related practices may result in higher regulatory, compliance and credit risks and costs.

Nonetheless, the risks and expectations associated with climate change are rapidly evolving, and some of the risks are difficult to assess due to limited data and other uncertainties. We could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy, which, in turn, could have a material negative impact on our business, financial condition, and results of operations.

Legal and Regulatory Compliance Risks

Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.

The banking industry is heavily regulated. Banking regulations are primarily intended to protect the DIF, depositors, and consumers, but not shareholders. We are subject to regulation and supervision by the Federal Reserve, and the Bank is subject to regulation and supervision by the FDIC and the DFPI. The burden imposed by federal regulations puts banks at a competitive disadvantage compared to less regulated competitors such as nonbank finance companies, mortgage-banking companies, digital fintech lenders, and leasing companies. Changes in the laws, regulations, and regulatory practices affecting the banking industry may increase the costs of doing business or otherwise adversely affect the Bank and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on profitability or financial condition. In addition, changes to other laws or regulations, such as tax laws, could also have a disproportionate impact on us, based on the way those laws or regulations are applied to financial services and financial firms or due to our corporate structure or where or how we provide these services.

Changes in federal and state legislation and regulation may affect our operations. New and modified regulations, such as the regulations promulgated pursuant to the Dodd-Frank Act, and revisions to the capital and liquidity rules adopted by the federal banking agencies, including revisions to the Basel III Capital Rules, may have unforeseen or unintended consequences on the banking industry. The Dodd-Frank Act implemented significant changes to the U.S. financial system, including new regulatory agencies (such as the Financial Stability Oversight Committee to oversee systemic risk and the CFPB, to develop and enforce rules for consumer financial products), changes in retail banking regulations, and changes to deposit insurance assessments.

The Basel III Capital Rules introduced new risk-based and leverage capital requirements and also limit capital distributions and certain discretionary bonuses if a banking organization does not satisfy its “capital conservation buffer” requirement in full. See the section entitled “Supervision and Regulation — Capital Adequacy Guidelines” in Item 1 of this Registration Statement for more information about our regulatory capital requirements. While the Company, as a bank holding company with less than $3 billion in total consolidated assets, is currently treated as a “small bank holding company” under Federal Reserve policy and is not subject to the Federal Reserve’s consolidated risk-based capital and leverage rules at the holding company level, the Bank is subject to the Basel III Capital Rules’ risk-based and leverage capital requirements. This additional regulation increases the Bank’s compliance costs and may otherwise adversely affect operations, including by limiting our growth or requiring the Company to raise additional capital in the future so that the Company could contribute capital to the Bank. For example, during periods of growth in deposits, our assets could reach a level that would require the Bank to control the level of these deposits in order to maintain a satisfactory Tier 1 leverage ratio. If we are required to raise additional capital, our ability to do so will depend on our performance, financial condition, and prospects as well as conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control. Accordingly, there can be no assurances we will be able to raise additional capital if needed on terms acceptable to us or at all. If we cannot raise additional capital when needed, or cannot raise additional capital on acceptable terms, it could have a material adverse effect on our financial condition, results of operations, and prospects. Further, if the Company becomes subject to the Federal Reserve’s consolidated capital rules applicable to bank holding companies in the future, it could increase our compliance costs or otherwise adversely affect our operations.

The potential also exists for additional federal or state laws or regulations, or changes in policy or interpretations, to affect operations, including capital levels, lending and funding practices, insurance assessments, and liquidity standards. The effect of any such changes and their interpretation and application by regulatory authorities cannot be predicted, may increase the Company’s cost of doing business and otherwise affect operations, may significantly affect the markets in which the Company does business, including the Company’s international markets, and could have a material adverse effect on the Company.

In addition, in response to the high-profile bank failures in 2023, and loss of public confidence in the banking sector, the government has increased its scrutiny of financial institutions. State and federal lawmakers and regulators have proposed new measures and regulations regarding capital levels, deposit concentrations, liquidity, risk management, and deposit insurance. Such legal and regulatory changes could materially and adversely affect our business, results of operations, or financial condition. The government’s response to the condition of the global financial markets and the banking industry has also increased costs and may further increase costs for items such as federal deposit insurance. The FDIC insures deposits at FDIC-insured institutions, such as the Bank, up to applicable limits. The FDIC charges the insured financial institutions premiums to maintain the DIF at a minimum of 2% of total estimated insured deposits. Increases in deposit insurance premiums to increase the coverage ratio to required levels, to meet revised rules to measure risk or to pay depositors of additional failed institutions could adversely affect the Company’s financial condition and results of operations.

The failure to fully comply with applicable laws and regulations, particularly those related to consumer compliance and lending, could result in additional regulatory scrutiny being placed on the Bank, the Company or the Bank being subjected to informal or formal enforcement actions, or the imposition of civil money penalties against the Company, the Bank, and/or their respective officers or directors. Even if the Company or the Bank avoided such enforcement actions following a compliance lapse, expenses required to come into compliance and maintain such compliance, and to avoid any threatened enforcement action, could have an adverse effect on earnings, divert management attention from other opportunities, and otherwise adversely affect shareholder returns.

Federal and state regulators periodically examine our business and may require us to remediate adverse examination findings or may take enforcement action against us.

The Federal Reserve, the FDIC, and the DFPI periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, the Federal Reserve, the FDIC, or the DFPI were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions may include requiring us to remediate any such adverse examination findings.

In addition, these agencies have the power to take enforcement action against us to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation of law or regulation or unsafe or unsound practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to direct the sale of subsidiaries or other assets, to limit dividends and distributions, to restrict our growth, to assess civil money penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is imminent risk of loss to depositors, to terminate our deposit insurance and place the Bank into receivership or conservatorship. Any regulatory enforcement action against us could have an adverse effect on our business, financial condition, and results of operations.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments, restrictions on our business activities, or reputational harm.

In the normal course of business, from time to time, we have in the past and may in the future be named as a defendant in various legal actions, arising in connection with our current and/or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, in the future our regulators may impose consent orders, civil money penalties, matters requiring attention, or similar types of supervisory criticism. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current and/or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income, and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order, or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations, or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have an adverse effect on our business and results of operations.

The Bank is subject to extensive and evolving requirements under AML and sanctions laws.

The Bank is subject to stringent regulations under the Bank Secrecy Act, the USA PATRIOT Act of 2001, the Anti-Money Laundering Act of 2020, and regulations administered OFAC. These laws require us to maintain a comprehensive AML and sanctions compliance program, which includes client due diligence, enhanced due diligence for high-risk clients, ongoing monitoring of transactions, and the timely filing of Suspicious Activity Reports and Currency Transaction Reports.

The Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the BSA, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and the Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by OFAC. Further, OFAC may impose civil penalties for sanctions violations based on strict liability, meaning we could be held liable for sanctions violations even if we did not know or have reason to know we were engaging in a violation.

AML and sanctions laws and regulations are complex, and regulatory expectations are constantly evolving. The complexity of our operations, including our international operations, may increase our exposure to regulatory scrutiny. Accordingly, maintaining compliance with AML and sanctions laws and regulations involves significant investments in technology, personnel, and internal processes, and as regulatory requirements evolve and regulatory expectations heighten, we have in the past incurred, and may in the future incur, increased costs, and may face operational challenges to maintain and improve our compliance programs. Further, there can be no assurances that we will identify all suspicious activity or high-risk transactions our clients engage in or prevent all instances of fraud or other financial crimes that our clients may commit. Additionally, our compliance program is reliant on the accuracy of information provided to us by our clients and other external sources, and, although we take steps that we believe are reasonably designed to verify and monitor client activities, we may not always detect or prevent fraudulent activities or non-compliance by clients. Failure to comply with AML and sanctions laws or regulations, or to meet evolving regulatory expectations, may expose us to penalties, fines, operational restrictions, or reputational damage, which could adversely affect our business, financial condition, or results of operations.

The Bank is subject to numerous “fair and responsible banking” laws and regulations designed to protect consumers, which increase our compliance costs and subject us to potential legal liability or reputational damage.

The Bank is subject to numerous “fair and responsible banking” laws and regulations designed to protect consumers. For example, the CRA, the ECOA, the FHA, and other fair lending laws and regulations, including state laws and regulations, prohibit discriminatory lending practices by financial institutions. The Federal Trade Commission Act and the Dodd-Frank Act prohibit unfair, deceptive, or abusive acts or practices by financial institutions. These laws and regulations increase our compliance costs and failure to comply with these laws and regulations could result in a wide variety of sanctions. The U.S. Department of Justice, federal banking agencies, and other federal and state agencies are responsible for enforcing these fair and responsible banking laws and regulations. A challenge to an institution’s compliance with fair and responsible banking laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on the Bank’s reputation, business, financial condition, and results of operations.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to potential costs, risks, and consumer protection laws.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property. The amount that we, as a mortgagee, may realize after a foreclosure may depend on a variety of factors, including, but not limited to, general or local economic conditions, assessments, interest rates, real estate tax rates, condition of the collateral property, operating expenses of the mortgaged properties, our ability to effectively operate the properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, environmental cleanup liabilities, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of our other real estate owned, could have a material adverse effect on our business, financial condition, and results of operations.

Consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal and state regulators have prosecuted or pursued enforcement action against a number of mortgage-servicing companies for alleged consumer law violations. If new federal or state laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, they could have a material adverse effect on our business, financial condition, and results of operations.

Additionally, if the Bank forecloses on, and takes title to, real estate, it may become subject to environmental liabilities associated with such properties, which could adversely affect our business, financial condition, and results of operations. We may be liable for remediation costs, as well as for personal injury and property damage, civil fines, and criminal penalties regardless of when the hazardous conditions or toxic substances first affected the property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability, and we may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties.

Increases in FDIC insurance premiums could adversely affect our earnings and results of operations.

The Bank is a member of the FDIC and the deposits of each of its depositors are insured to the maximum amount provided by the FDI Act, subject to the Bank’s payment of deposit insurance premiums to the FDIC. The FDIC calculates assessment rates applicable to the Bank based on a variety of factors, including capital adequacy, asset quality, management practices, earnings performance, liquidity, and sensitivity to market risk. Any deterioration of these factors could result in an increase in the Bank’s FDIC assessment rate. In addition, to maintain a strong funding position and restore the reserve ratios of the DIF following the financial crisis, the FDIC increased deposit insurance assessment rates generally and, in response to recent bank failures, charged special assessments applicable to certain FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition, and results of operations.

The Federal Reserve may require the Company to commit capital resources to support the Bank at a time when our resources are limited, which may require us to borrow funds or raise capital on unfavorable terms.

The Company is required by the Federal Reserve to act as a source of financial and managerial strength to the Bank and may be required to commit capital and financial resources to support the Bank. Such support may be required at times when, absent this requirement, the Company otherwise might determine not to provide it, including because our resources may be limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by the Company to the Bank would be subordinate in right of repayment to payments to depositors and certain other creditors of the Bank. In the event of the Company’s bankruptcy, the bankruptcy trustee will assume any commitment by the Company to a federal bank regulatory agency to maintain the capital of the Bank.

Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the Company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by the Company for making a capital injection to the Bank may be more difficult and expensive relative to other corporate borrowings. Borrowing funds or raising capital on unfavorable terms for such a capital injection may have a material adverse effect on our business, financial condition, and results of operations.

Fulfilling our public company financial reporting and other regulatory obligations and transitioning to a public company will be expensive and time consuming and may strain our resources.

As a public company, we will be subject to the reporting requirements of the Exchange Act and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act and the related rules and regulations of the SEC, as well as the rules of NASDAQ. The Exchange Act will require us to file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Compliance with these requirements will place additional demands on our legal, accounting, finance, operations, and investor relations staff and on our accounting, financial, and information systems, and will increase our legal and accounting compliance costs as well as our compensation expense as we expect to hire additional legal, accounting, tax, finance, and investor relations staff. As a public company we may need to enhance our investor relations and corporate communications functions and attract additional qualified board members. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, and results of operations. We expect to incur additional incremental ongoing and one-time expenses in connection with our transition to a public company.

The actual amount of the incremental expenses we will incur may be higher, perhaps significantly, from our current estimates for a number of reasons, including, among others, additional costs we may incur that we have not currently anticipated.

In accordance with Section 404 of the Sarbanes-Oxley Act, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls until we are no longer an emerging growth company and no longer a non-accelerated filer. When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by our accounting staff and our outside independent registered public accounting firm and testing of our internal control over financial reporting by our accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by NASDAQ, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We have not performed an evaluation of our internal control over financial reporting nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting, in each case as contemplated by Section 404 of the Sarbanes-Oxley Act, as of any balance sheet date reported in our financial statements. Had we performed such an evaluation of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, may have been identified.

If we are unable to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the time frames required by law or stock exchange regulations. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, or suspension or delisting of our common stock from NASDAQ and could have a material adverse effect on our business, results of operations, and financial condition. Even if we are able to report our financial statements accurately and in a timely manner, any failure in our efforts to implement the improvements or disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.

Regulations relating to privacy, information security, and data protection could increase our costs, affect or limit how we collect and use personal information, and adversely affect our business opportunities.

We are subject to a dynamic regulatory landscape with evolving laws and regulations governing privacy, information security, and data protection, including the GLB Act. Compliance with these requirements includes, among other things, privacy disclosure processes and maintenance of a robust information security program with stringent controls. The intricate nature of these laws and their constant evolution introduces the potential for change, which could lead us to incur substantial costs and have a significant impact on our current and planned privacy, data protection, and information security-related practices.

In addition to the risks from the collection, use, retention, security, and transfer of data, we are also subject to specific obligations relating to information considered sensitive under applicable laws, such as the CCPA, which came into effect on January 1, 2020, and bolstered by amendments contained in the California Privacy Act effective January 1, 2023. The original CCPA, as enlarged and amended, provides businesses, employees, and consumers privacy rights regarding the use and sharing practices associated with their collected data, allows consumers to opt out of certain data sharing with third parties, and allows consumers to pursue litigation for certain non-compliance activities.

Our regulators also hold us responsible for privacy and data protection obligations performed by our third-party service providers while providing services to us, as well as disclosures and notifications during a cyber or information security incident. The introduction of new laws or modification of existing laws not only increase our costs of compliance but also present challenges to our privacy-related enforcement activities and business operations. This may be in the form of increased technology costs and/or potential income reduction and could restrict our ability to provide certain products and services. Our failure to comply with privacy, data protection, and information security laws could trigger significant regulatory or governmental investigations and we can be liable for associated investigatory expense, litigation costs, fines, sanctions, and damage to our reputation. Such outcomes could have material adverse effects on our business, financial condition, and results of operations.

Risks Related to Competition

Our ability to attract and retain qualified employees is critical to our success.

In light of our relationship-based banking model, our employees are our most important resource. Competition for qualified personnel is intense in many areas of the financial services industry. We endeavor to attract talented and diverse new employees and retain and motivate our existing employees to assist in executing our growth, acquisition, and business strategies. We seek to retain proven, experienced senior employees with superior talent, augmented from time to time by external hires, to provide continuity and succession within our executive management team. Our ability to compete effectively depends on our ability to attract new employees and retain and motivate employees, while managing compensation and other costs. Losses or changes in our current executive officers or other key personnel, or the inability to recruit, retain, and develop leadership effectively, could materially and adversely affect our financial condition and results of operations.

We face strong competition from financial services companies and other companies that offer banking services, which could materially and adversely affect our business.

The financial services industry has become even more competitive as a result of legislative, regulatory, and technological changes and continued banking consolidation, which may increase in connection with current economic, market, and political conditions. We face substantial competition in all phases of our operations from a variety of competitors, including national banks, regional and community banks, nonbank financial services companies, and fintech companies. We also compete with many forms of payments offered by both bank and nonbank providers, including a variety of new and evolving alternative payment mechanisms, systems and products, such as aggregators and web-based and wireless payment platforms or technologies, digital or “crypto” currencies, prepaid systems and payment services targeting users of social networks, communications platforms and online gaming. Further, as a result of the GENIUS Act, passed in 2025 to provide a regulatory framework for stablecoins in the United States, increased competition may emerge from issuers of stablecoins and providers of related technology. We also face a growing risk associated with disintermediation, as more clients and prospective clients invest directly in U.S. Treasury securities, which carry high rates of return in the current environment and are considered as safe if not safer than FDIC-insured deposits. In addition, we compete against institutions that offer money market mutual funds, including funds that maintain a large percentage of their holdings in U.S. Treasury securities, offering relative safety at higher interest rates to customers. With the rise of U.S. Treasury rates, we have been competing directly with U.S. Treasury securities and the investment funds that emphasize them.

Many of our competitors offer the same banking services that we offer, and our success depends on our ability to adapt our products and services to evolving industry standards. In addition to product and service offerings, we compete on a number of other factors, including financial and other terms, underwriting standards, technological capabilities, brand, and reputation. Increased competition in our market may result in reduced new loan production and/or decreased deposit balances or less favorable terms on loans and leases and/or deposit accounts. We also face competition from many other types of financial institutions, including without limitation, nonbank specialty lenders, insurance companies, private investment funds, investment banks, and other financial intermediaries, some with significantly greater resources, more locations, and longer operating histories. In addition, competition has increased in recent years from institutions not subject to the same regulatory restrictions as domestic banks and bank holding companies. If we are unable to attract and retain banking customers, we may be unable to grow or maintain the levels of our loans and deposits and our results of operations and financial condition may be adversely affected as a result.

The financial services industry, including the banking sector, is undergoing rapid technological change due to changes in customer behavior, competition, and the legal and regulatory framework, and we may not be able to compete effectively due to these changes.

The financial services industry experiences continuous technological change with frequent introductions of new technology-driven products and services, including as a result of AI. The effective use of technology increases efficiency and enables financial institutions to serve customers better and reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, and create additional efficiencies in our operations. Many of our competitors, however, have substantially greater resources to invest in technological improvements or are technology-focused start-ups with internally developed cloud-native systems that offer improved user interfaces and experiences. We may not be able to effectively bring to market new technology-driven products and services at the same speed as certain competitors or fintech firms, or be as successful in marketing these products and services to our customers. In addition, we depend on internal and outsourced technology to support all aspects of our business operations. Interruption or failure of these systems creates a risk of business loss due to adverse customer experiences possibly diminishing our reputation, damage claims, or civil fines. Failure to keep pace with technological change affecting the financial services industry or implement core processing strategies successfully could adversely impact our business and, in turn, our financial condition and the results of our operations.

Changes in the legal and regulatory framework under which we operate require us to update our information systems to ensure compliance. Our need to review and evaluate the impact of ongoing rule proposals, final rules and implementation guidance from regulators further complicates developing and implementing new information systems for our business. Also, recent regulatory guidance has focused on the need for financial institutions to perform increased due diligence and ongoing monitoring of third-party vendor relationships, thus increasing the scope of management involvement and decreasing the efficiency otherwise resulting from our relationships with third-party technology providers. Given the significant number of ongoing regulatory reform initiatives, we may incur higher than expected information technology costs to comply with current and impending regulations.

Risks from Accounting and Other Estimates

The Company’s consolidated financial statements are based in part on assumptions and estimates which, if incorrect, could cause unexpected losses in the future.

We have made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”). Actual results could differ from these estimates. Material estimates subject to change in the near term include, among other items, the allowance for credit losses, the carrying value of goodwill or other intangible assets, the fair value estimates of certain assets and liabilities, and the realization of deferred tax assets and liabilities. These estimates may be adjusted as more current information becomes available, and any adjustment may be significant, which could have a material adverse effect on our financial condition and results of operations.

There are risks resulting from the extensive use of models in our business, and we rely on third parties for the provision of economic forecasts and other key inputs used in our models.

We rely on quantitative models to measure risks, estimate certain financial values, and inform certain business decisions. We use models in such processes as determining the pricing of various products, measuring interest rate and other market risks, predicting or estimating losses, assessing capital adequacy, estimating the value of financial instruments and balance sheet items, developing strategic planning initiatives, and other operational functions. Inadequately designed or implemented models present the risk that our business decisions based on information incorporating model output could be adversely affected due to the inaccuracy of that information. Models are often based on historical experience to predict future outcomes, as a result new experiences or events which are not part of historical experience can significantly increase model imprecision and impact model reliability. In addition, we rely on model inputs that are provided by third parties. For example, we rely on third parties to provide forecasts of key macroeconomic variables such as U.S. unemployment rates, U.S. real GDP growth, and CRE market trends.

Risks Related to Investments in Our Securities

An active, liquid trading market for our common stock may not develop, which may limit the ability of shareholders to sell their shares.

Currently, there has been a limited public market for our common stock on the OTCQX Market. NASDAQ’s approval of our application to list our common stock on NASDAQ is a condition to the effectiveness of this Registration Statement. If our common stock is listed on NASDAQ, there can be no assurance that an active trading market in our common stock will develop or be sustained. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition of another company or business.

The market price of shares of our common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume on our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares of common stock at or above your purchase price, if at all. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Stock markets and the price of our shares of common stock may experience extreme price and volume fluctuations. Some, but certainly not all, of the factors that could negatively affect the price of our common stock, or result in fluctuations in the price or trading volume of our common stock, include:

•	general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	variations in our quarterly operating results or failure to meet the market’s earnings expectations;

•	publication of research reports about us or the financial services industry in general;

•	the failure of securities analysts to cover our common stock;

•	additions to or departures of our key personnel;

•	adverse market reactions to any indebtedness we may incur or securities we may issue in the future;

•	actions by our shareholders;

•	the expiration of contractual lock-up agreements;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	changes or proposed changes in laws or regulations affecting our business;

•	the inclusion or exclusion of the Company on stock indexes; and

•	actual or potential litigation and governmental investigations.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of the common stock could decline for reasons unrelated to our business, financial conditions or results of operations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We may issue shares of preferred stock in the future, which could adversely affect holders of our common stock and depress the price of our common stock.

Our Articles authorize us to issue up to 20,000,000 shares of one or more series of preferred stock. Our Board has the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

We currently do not pay dividends on our common stock, and any future declaration and payment of dividends may be subject to restrictions.

Holders of our common stock are only entitled to receive dividends when, as and if declared by our Board out of funds legally available for dividends. We currently do not pay dividends on our common stock. Any declaration and payment of dividends on our common stock in the future will depend on regulatory restrictions, our earnings and financial condition, our liquidity and capital requirements, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock, and other factors deemed relevant by our Board. Furthermore, consistent with our strategic plans, business objectives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely affect the amount of dividends, if any, paid to our common shareholders. See the section entitled “Supervision and Regulation — Dividends” in Item 1 of this Registration Statement.

The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and level, composition, and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on the Company’s subordinated debt obligations. If required payments on our debt obligations are not made, or dividends on any preferred stock we may issue are not paid, we will be prohibited from paying dividends on our common stock. Among other considerations, our ability to pay dividends further depends on the following factors:

•

Because the Company is a legal entity separate and distinct from the Bank and does not have any stand-alone operations, our ability to pay dividends depends on the ability of the Bank to pay dividends to us, and the Federal Reserve and California state law may, under certain circumstances, restrict the payment of dividends to us from the Bank;

•

Federal Reserve policy states that bank holding companies should not maintain cash dividends on common shares at a rate that would be in excess of net income available over the past year or that would result in prospective earnings retention being inconsistent with the organization’s expected future needs and financial condition; and

•

Our Board may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of our operations, is necessary or appropriate in light of our business plan and objectives.

An investment in our common stock is not an insured deposit.

An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, the DIF, or any other public or private entity. Investment in our common stock is inherently risky, including for the reasons described herein, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.

If the Bank fails or is put into receivership or conservatorship by the FDIC, investors will likely lose their entire investment in the Company.

The Company’s common stock is effectively subordinate to the claims of all creditors, including depositors, of the Bank. Based on the history of the FDIC in resolving failed institutions, if the Bank fails, or is placed into receivership, it is expected that the FDIC would incur a loss on the payout of the Bank’s insured deposits, uninsured deposits, and sale of assets. As such, it is extremely unlikely that there would be any remaining funds available for payment to the Company as the sole shareholder of the Bank, or to its creditors or shareholders. The common stock is an investment in the Company only, and is not a deposit, savings account, or other liability of the Bank, and is not insured by the FDIC or any other governmental agency. As the Bank is the principal asset of the Company, its receivership will likely result in the Company’s bankruptcy, and the loss of shareholders’ investments in their entirety.

We qualify as an “emerging growth company” and the reduced public company reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.

Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting obligations that will be available to us so long as we qualify as an “emerging growth company,” and thus the level of information we provide may be different from that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our common stock, and the price of our common stock may be more volatile.

As an “emerging growth company” under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We do not intend to take advantage of this extended transition period, which means that the financial statements included in this Registration Statement, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. The decision not to take advantage of the extended transition period is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest to occur of: (1) the first fiscal year after our annual gross revenues are $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We have taken advantage of reduced disclosure regarding executive compensation arrangements in this Registration Statement, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide to our shareholders may be different from what you might get from other public companies in which you hold stock.

We cannot predict if investors will find our securities less attractive due to our reliance on these exemptions. If investors were to find our securities less attractive as a result of our election, we may have difficulty raising capital in future offerings and the market price of our securities may be more volatile.

Item 2. Financial Information

Financial Highlights

The table below summarizes the Company’s financial information for the periods indicated. The selected financial information included herein at or for the three months ended March 31, 2026 and 2025 has been derived from our unaudited consolidated financial statements included elsewhere in this Registration Statement. The selected financial information included herein as of and for the years ended December 31, 2025, 2024 and 2023 has been derived from our audited consolidated financial statements included elsewhere in this Registration Statement. You should read the following selected historical consolidated financial and other data in conjunction with the section entitled “Management’s Discussion and analysis of Financial Condition and Results of Operations” below and with the accompanying consolidated financial statements contained in Item 13 of this Registration Statement. Our historical results are not necessarily indicative of the results to be expected in any future period.

(Dollars in thousands except per share data)	March 31, 2026	December 31, 2025	December 31, 2024	December 31, 2023
Selected financial condition data
Total assets	$2,693,926	$2,535,057	$2,424,011	$2,152,468
Total loans held for investment	2,140,964	2,126,147	2,085,149	1,847,161
Total deposits	2,374,695	2,223,881	2,134,459	1,875,370
Total shareholders’ equity	$272,732	$263,964	$223,534	$185,783
Asset quality ratios
Nonaccrual loans	$34,584	$42,227	$11,474	$5,028
Other real estate owned	$8,568	$8,568	$—	$—
Allowance for loan losses	$30,236	$29,323	$27,267	$24,476
Allowance for loan losses to loans held for investment	1.41%	1.38%	1.31%	1.33%
Allowance for loan losses to nonaccrual loans	87.43%	69.44%	237.64%	486.79%
Nonperforming assets to total assets	1.60%	2.00%	0.47%	0.23%
Nonperforming loans to total loans held for investment	1.62%	1.99%	0.55%	0.27%
Shares and per common share data
Book value per common share	$47.72	$46.08	$38.76	$32.48
Tangible book value per share(1)	$47.38	$45.75	$38.40	$32.08
Shares outstanding	5,715,049	5,728,187	5,766,810	5,719,115
Capital ratios (The Bank)
Tier 1 capital (to average assets)	11.3%	10.8%	10.4%	10.1%
Tier 1 capital (to risk-weighted assets)	13.0%	12.6%	11.3%	11.0%
Total capital (to risk-weighted assets)	14.2%	13.9%	12.5%	12.3%

(1)

These are non-GAAP financial measures we believe are helpful in interpreting our financial results. For more information on non-GAAP financial measures, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Non-GAAP Financial Measures Reconciliations.”

	For the three months ended		For the year ended
(Dollars in thousands except per share data)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024	December 31, 2023
Selected operating data
Net interest income	$32,609	$27,732	$118,230	$100,552	$90,319
Provision for credit losses	2,019	299	5,942	2,690	(6,146)
Noninterest income	1,935	1,613	6,928	6,344	4,922
Noninterest expense	15,680	14,055	61,382	53,360	43,970
Net income	12,027	10,562	40,666	35,822	40,856
Pre-tax pre-provision net revenue(1)	$18,864	$15,290	$63,776	$53,536	$51,271
Per common share data
Basic earnings per share	$2.10	$1.83	$7.03	$6.24	$7.18
Diluted earnings per share	$2.07	$1.80	$6.92	$6.15	$7.11
Return on average assets	1.88%	1.74%	1.61%	1.58%	2.07%
Return on average equity	17.94%	18.56%	16.45%	17.51%	24.65%
Return on average tangible common equity(1)	18.07%	18.74%	16.59%	17.70%	25.07%
Operating metrics
Net interest margin	5.21%	4.61%	4.76%	4.48%	4.65%
Net interest spread	5.04%	4.41%	4.57%	4.25%	4.49%
Efficiency ratio(1)	45.39%	47.90%	49.04%	49.92%	46.17%
Noninterest expense / average assets	2.41%	2.31%	2.43%	2.35%	2.23%
Selected Average Balances
Total assets	$2,593,472	$2,467,778	$2,524,163	$2,270,206	$1,972,016
Earning assets	2,540,198	2,439,242	2,483,689	2,244,966	1,943,574
Total loans, including loans held for sale	2,125,318	2,078,588	2,085,204	1,958,793	1,702,321
Total deposits	2,273,818	2,173,402	2,225,026	1,988,409	1,692,685
Total shareholders’ equity	$271,873	$230,731	$247,138	$204,620	$165,749
Shares outstanding data
Weighted average basic common shares outstanding	5,694,148	5,734,688	5,737,682	5,698,207	5,646,409
Weighted average diluted common shares outstanding	5,773,819	5,826,229	5,825,268	5,782,385	5,704,519

(1)

These are non-GAAP financial measures we believe are helpful in interpreting our financial results. For more information on non-GAAP financial measures, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Non-GAAP Financial Measures Reconciliations.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes thereto and other financial information included elsewhere in this Registration Statement. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Factors that could cause such differences are discussed in the sections entitled “Risk Factors” in Item 1A and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this Registration Statement. We assume no obligation to update any of these forward-looking statements except to the extent required by law.

The following discussion relates to our historical results, on a consolidated basis. Because we conduct all our material business operations through our wholly owned subsidiary, the Bank, the discussion and analysis primarily focus on activities conducted at the subsidiary level.

Overview

Private Bancorp of America, Inc. was incorporated in California in 2015 and is a registered bank holding company headquartered in La Jolla, California. Our wholly owned subsidiary, CalPrivate Bank, was founded in 2006 and is a California state-chartered commercial bank with deposits insured by the FDIC. At March 31, 2026, we had total assets of $2.7 billion, total deposits of $2.4 billion, and total equity of $272.7 million, and the Bank was considered “well capitalized” for regulatory capital purposes at that date.

We are a relationship-based bank that specializes in serving the unique needs of our private banking clients, the businesses they own and operate, and the advisors that serve them. We organize our business development activities and operations around three categories — private banking, business banking, and SBA lending. We leverage our deep understanding of our clients’ banking needs, coupled with innovative technology, to deliver customized banking products and services for our private and business banking clients, which include high-net-worth individuals, real estate entrepreneurs, professionals, closely-held businesses, and for-profit and nonprofit businesses. We serve our clients from our seven branches located throughout coastal Southern California, specifically Beverly Hills, Coronado, La Jolla, Montecito, Newport Beach, San Diego and El Segundo, California.

Three Months Ended March 31, 2026 Highlights

Highlights of our results of operations and financial condition as of and for the three months ended March 31, 2026 are provided below:

•	Net income was $12.0 million, or $2.07 per diluted share, for the three months ended March 31, 2026, compared to $10.6 million, or $1.80 per diluted share, for the same period in 2025.

•	Total assets were $2.7 billion at March 31, 2026, compared to $2.5 billion at December 31, 2025.

•	Loans held for investment were $2.14 billion at March 31, 2026, compared to $2.13 billion at December 31, 2025.

•	Total deposits were $2.4 billion at March 31, 2026, compared to $2.2 billion at December 31, 2025.

•	Net interest margin was 5.21% for the three months ended March 31, 2026, compared to 4.61% for the same period in 2025.

•	The efficiency ratio(1) was 45.39% for the three months ended March 31, 2026, compared to 47.90% for the same period in 2025.

•	Return on average assets was 1.88% for the three months ended March 31, 2026, compared to 1.74% for the same period in 2025.

•	Return on average tangible common equity(1) was 18.07% for the three months ended March 31, 2026, compared to 18.74% for the same period in 2025.

•	Tangible book value per share(1) was $47.38 at March 31, 2026, compared to $45.75 at December 31, 2025.

•	During the first quarter of 2026, the Company repurchased 44,214 shares of common stock at an average price of $67.80 per share, excluding brokerage commissions and other execution costs.

(1)	For more information on non-GAAP financial measures, see the section entitled “— Non-GAAP Financial Measures — Non-GAAP Financial Measures Reconciliations” below.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP and with general practices within the financial services industry. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Actual results could differ from those estimates.

Our significant accounting policies and the effects of new accounting pronouncements are described in Note 1 — Summary of Significant Accounting Policies of the notes to the consolidated financial statements included in Item 13 of this Registration Statement. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We consider an accounting estimate to be critical when it involves a significant level of estimation uncertainty and has had, or is reasonably likely to have, a material impact on our financial condition or results of operations. The following discussion addresses the estimates that management believes are most critical to an understanding of our consolidated financial statements.

Pursuant to the JOBS Act, as an emerging growth company, we can elect to opt out of the extended transition period for adopting any new or revised accounting standards. We have elected to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the standard on the application date for public companies.

We have elected to take advantage of certain of the scaled disclosures and other relief under the JOBS Act, and we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us under the JOBS Act, so long as we qualify as an emerging growth company.

The following is a discussion of these critical accounting policies and significant estimates that require us to make complex and subjective judgments.

Allowance for Credit Losses

We account for credit losses on loans held for investment under the CECL methodology. The allowance for credit losses represents management’s estimate of expected lifetime credit losses in the loan portfolio and expected losses on unfunded lending commitments as of the balance sheet date. The estimate is based on relevant available information, including historical credit loss experience, current portfolio conditions, reasonable and supportable economic forecasts, loan risk characteristics, collateral values, borrower-specific information, and qualitative factors.

For loans that share similar risk characteristics, management estimates expected credit losses on a collective basis using third-party lifetime loss rate models for CRE, commercial business, and consumer loans. The models consider exposure at default, loan attributes, prepayment assumptions, expected utilization assumptions, and reasonable and supportable economic forecasts. Key assumptions include portfolio segmentation, risk ratings, prepayment assumptions, economic scenario weighting, and calibration scalars. The economic scenarios include various projections of gross domestic product, interest rates, property price indices, and employment measures. Scenario weighting and model parameters are reviewed each reporting period and are subject to change as economic conditions, portfolio composition and credit quality change.

Management also applies qualitative adjustments when the model output does not fully capture expected credit losses. These adjustments may reflect management’s assessment of current and expected economic conditions, credit concentrations, collateral-specific risks, regulatory and external factors, model limitations, underwriting changes, portfolio segmentation, and other factors that may affect expected credit losses. Because these judgments are inherently subjective, changes in the underlying assumptions or in management’s assessment of credit risk could materially affect the allowance for credit losses and provision for credit losses.

Loans that do not share risk characteristics with other loans are evaluated individually. These loans generally include nonaccrual loans and collateral-dependent loans. For collateral-dependent loans, expected credit losses are measured based on the fair value of the collateral, less estimated costs to sell when applicable. This estimate is sensitive to changes in collateral values, appraisal assumptions, market conditions, expected liquidation timing and estimated selling costs.

At March 31, 2026, the allowance for loan losses was $30.2 million, or 1.41% of loans held for investment, compared to $29.3 million, or 1.38% of loans held for investment, at December 31, 2025. The increase in the allowance ratio during the three months ended March 31, 2026 was primarily driven by higher levels of past due loans and increased weighting toward the downside economic scenario used in our CECL model, partially offset by lower reserves for individually evaluated loans, primarily due to loan paydowns. At December 31, 2025, the allowance for loan losses was $29.3 million, compared to $27.3 million at December 31, 2024 and $24.5 million at December 31, 2023.

The provision for credit losses is directly affected by changes in the allowance for credit losses. For the three months ended March 31, 2026, we recorded provision for credit losses of $2.0 million, compared to $299 thousand for the three months ended March 31, 2025. For the year ended December 31, 2025, we recorded provision for credit losses of $5.9 million, compared to $2.7 million for the year ended December 31, 2024 and a reversal of provision of credit losses of $6.1 million for the year ended December 31, 2023.

The allowance for credit losses is sensitive to changes in portfolio composition, borrower risk ratings, nonaccrual and past due loans, collateral values, charge-off experience, economic forecasts, probability weighting of economic scenarios, qualitative factors and model calibration. As an illustration of this sensitivity, a 10 basis point change in the allowance for loan losses as a percentage of loans held for investment would have changed the allowance by approximately $2.1 million at March 31, 2026 and $2.1 million, $2.1 million and $1.8 million at December 31, 2025, 2024 and 2023, respectively. A 10% change in the recorded allowance for loan losses would have changed the allowance by approximately $3.0 million at March 31, 2026 and $2.9 million, $2.7 million and $2.4 million at December 31, 2025, 2024 and 2023, respectively. These sensitivities are provided for illustrative purposes only and do not reflect management’s expectation of future changes in the allowance, because actual changes in the allowance depend on multiple factors that may not move independently or proportionately.

Deferred Tax Assets and Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their tax bases. Management evaluates deferred tax assets for realizability and records a valuation allowance when, based on available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. This assessment requires judgment regarding future taxable income, the timing of reversals of temporary differences, tax planning strategies, tax credit utilization, and changes in applicable tax laws and rates.

The estimate is subject to uncertainty because future taxable income, tax law changes, state apportionment, utilization of tax credits and discrete tax items may differ from management’s assumptions. Changes in those assumptions could affect the amount of deferred tax assets recognized and the provision for income taxes. Deferred tax assets, net, were $11.6 million at March 31, 2026 and $10.5 million, $12.8 million and $12.8 million at December 31, 2025, 2024 and 2023, respectively.

Non-GAAP Financial Measures

This Registration Statement contains certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company’s operational performance and to enhance investors’ overall understanding of such financial performance. Generally, a non-GAAP financial measure is a numerical measure of a company’s financial performance, financial position, or cash flows that exclude (or include) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures and may not be comparable to non-GAAP financial measures that may be presented by other companies. Management believes that these non-GAAP financial measures provide useful information to gain an understanding of the operating results of our core business. The non-GAAP measures the Company uses include the following:

•

Efficiency Ratio: This figure is calculated by dividing noninterest expense by total net interest income and noninterest income. We believe this measure provides investors with useful supplemental information regarding our operating efficiency by showing the portion of revenue used to support noninterest expense.

•

Pre-tax pre-provision net revenue: This figure is calculated as net interest income plus noninterest income, less noninterest expense, before provision for credit losses and income tax expense. We believe this measure provides investors with useful supplemental information regarding our ability to generate earnings from operations before the effects of credit loss provisioning and income taxes.

•

Return on average tangible common equity: This figure is calculated by dividing net income, annualized for interim periods, by average tangible common equity, which is average shareholders’ equity less average intangible assets. We believe this measure provides investors with useful supplemental information regarding returns generated on tangible common equity.

•

Tangible book value per share: This figure is calculated by dividing total tangible equity, which is total equity less total intangible assets, by shares outstanding. We believe this measure provides investors with useful supplemental information regarding the Company’s tangible net asset value on a per share basis.

Non-GAAP Financial Measures Reconciliations

The following tables provide reconciliations of the non-GAAP measures with financial measures defined by GAAP:

Efficiency Ratio:

	For the three months ended		For the year ended
(Dollars in thousands except per share data)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024	December 31, 2023
Efficiency Ratio
Noninterest expense	$15,680	$14,055	$61,382	$53,360	$43,970
Net interest income	32,609	27,732	118,230	100,552	90,319
Noninterest income	1,935	1,613	6,928	6,344	4,922

Total net interest income and noninterest income	$34,544	$29,345	$125,158	$106,896	$95,241
Efficiency ratio (non-GAAP)	45.39%	47.90%	49.04%	49.92%	46.17%

Pre-tax pre-provision net revenue:

	For the three months ended		For the year ended
(Dollars in thousands except per share data)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024	December 31, 2023
Pre-tax pre-provision net revenue
Net interest income	$32,609	$27,732	$118,230	$100,552	$90,319
Noninterest income	1,935	1,613	6,928	6,344	4,922

Total net interest income and noninterest income	34,544	29,345	125,158	106,896	95,241
Less: Noninterest expense	15,680	14,055	61,382	53,360	43,970

Pre-tax pre-provision net revenue (non-GAAP)	$18,864	$15,290	$63,776	$53,536	$51,271

Return on average tangible common equity:

	For the three months ended		For the year ended
(Dollars in thousands except per share data)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024	December 31, 2023
Return on Average Tangible Equity
Net income	$12,027	$10,562	$40,666	$35,822	$40,856
Average shareholders’ equity	271,873	230,731	247,138	204,620	165,749
Less: Average intangible assets	1,910	2,185	1,997	2,185	2,774

Average tangible common equity (non-GAAP)	$269,963	$228,546	$245,141	$202,435	$162,975
Return on average equity	17.94%	18.56%	16.45%	17.51%	24.65%
Return on average tangible common equity (non-GAAP)	18.07%	18.74%	16.59%	17.70%	25.07%

Tangible book value per share:

(Dollars in thousands except per share data)	March 31, 2026	December 31, 2025	December 31, 2024	December 31, 2023
Tangible book value per share
Total equity	$272,732	$263,964	$223,534	$185,783
Less: Total intangible assets	1,957	1,913	2,087	2,318

Total tangible equity	$270,775	$262,051	$221,447	$183,465
Shares outstanding	5,715,049	5,728,187	5,766,810	5,719,115
Tangible book value per share (non-GAAP)	$47.38	$45.75	$38.40	$32.08

Results of Operations

The following is a discussion and analysis of our results of operations for the three months ended March 31, 2026 compared to March 31, 2025, the year ended December 31, 2025 compared to the year ended December 31, 2024 and the year ended December 31, 2024 compared to the year ended December 31, 2023.

Net Income and Profitability

Net income was $12.0 million for the three months ended March 31, 2026, compared to $10.6 million for the three months ended March 31, 2025. The increase was primarily due to a $4.9 million increase in net interest income and a $322 thousand increase in noninterest income, partially offset by a $1.7 million increase in provision for credit losses, a $1.6 million increase in noninterest expense and a $389 thousand increase in provision for income taxes. Diluted earnings per common share were $2.07 for the three months ended March 31, 2026, compared to $1.80 for the same period in 2025. Return on average assets was 1.88% for the three months ended March 31, 2026, compared to 1.74% for the same period in 2025, and return on average equity was 17.94%, compared to 18.56%. Return on average tangible common equity, a non-GAAP financial measure, was 18.07% for the three months ended March 31, 2026, compared to 18.74% for the same period in 2025. The decrease in return on average equity and return on average tangible common equity was primarily due to growth in average shareholders’ equity and average tangible common equity, which outpaced the growth in net income. See the section entitled “— Non-GAAP Financial Measures — Non-GAAP Financial Measures Reconciliations” for a reconciliation of return on average tangible common equity to the most directly comparable GAAP measure.

Pre-tax pre-provision net revenue, a non-GAAP financial measure, was $18.9 million for the three months ended March 31, 2026, compared to $15.3 million for the three months ended March 31, 2025. The increase was primarily due to higher net interest income, driven by higher interest income from loans and investment securities and lower interest expense on deposits, as well as higher noninterest income, primarily due to higher gain on sale of SBA loans. These increases were partially offset by higher noninterest expense, primarily due to higher compensation and employee benefits and higher administrative and other expense. See the section entitled “— Non-GAAP Financial Measures — Non-GAAP Financial Measures Reconciliations” for a reconciliation of pre-tax pre-provision net revenue to the most directly comparable GAAP measure.

Net income was $40.7 million for the year ended December 31, 2025, compared to $35.8 million for the year ended December 31, 2024 and $40.9 million for the year ended December 31, 2023. The increase in net income for 2025 compared to 2024 was primarily due to a $17.7 million increase in net interest income and a $584 thousand increase in noninterest income, partially offset by an $8.0 million increase in noninterest expense, a $3.3 million increase in provision for credit losses and a $2.1 million increase in provision for income taxes. The decrease in net income for 2024 compared to 2023 was primarily due to an $8.8 million unfavorable change in provision for credit losses, as the Company recorded provision for credit losses in 2024 compared to a reversal of provision for credit losses in 2023, and a $9.4 million increase in noninterest expense, partially offset by a $10.2 million increase in net interest income, a $1.4 million increase in noninterest income and a $1.5 million decrease in provision for income taxes.

Diluted earnings per common share were $6.92 for the year ended December 31, 2025, compared to $6.15 for the year ended December 31, 2024 and $7.11 for the year ended December 31, 2023. Return on average assets was 1.61% for the year ended December 31, 2025, compared to 1.58% for the year ended December 31, 2024 and 2.07% for the year ended December 31, 2023. Return on average equity was 16.45% for the year ended December 31, 2025, compared to 17.51% for the year ended December 31, 2024 and 24.65% for the year ended December 31, 2023. Return on average tangible common equity, a non-GAAP financial measure, was 16.59% for the year ended December 31, 2025, compared to 17.70% for the year ended December 31, 2024 and 25.07% for the year ended December 31, 2023. The decrease in return on average equity and return on average tangible common equity in 2025 compared to 2024 was primarily due to growth in average shareholders’ equity and average tangible common equity, which outpaced the growth in net income. The decrease in 2024 compared to 2023 was primarily due to lower net income and higher average shareholders’ equity and average tangible common equity. See the section entitled “— Non-GAAP Financial Measures — Non-GAAP Financial Measures Reconciliations” for a reconciliation of return on average tangible common equity to the most directly comparable GAAP measure.

Pre-tax pre-provision net revenue, a non-GAAP financial measure, was $63.8 million for the year ended December 31, 2025, compared to $53.5 million for the year ended December 31, 2024 and $51.3 million for the year ended December 31, 2023. The increase in 2025 compared to 2024 was primarily due to higher net interest income, driven by higher average balances of loans, investment securities and deposits in other financial institutions, and lower total interest expense, primarily due to lower interest expense on brokered deposits and FHLB advances. The increase in 2025 was also supported by higher noninterest income, primarily due to higher service charges on deposit accounts, higher servicing income, and higher other fees and miscellaneous income, partially offset by lower gain on sale of SBA loans. These increases were partially offset by higher noninterest expense, primarily due to higher compensation and employee benefits, administrative and other expense, professional services and data processing expense. The increase in 2024 compared to 2023 was primarily due to higher net interest income and higher noninterest income, partially offset by higher noninterest expense. The increase in net interest income reflected higher average loan balances and higher loan yields, partially offset by higher interest expense on deposits. The increase in noninterest income was primarily due to higher gain on sale of SBA loans and higher service charges on deposit accounts, while the increase in noninterest expense was primarily due to higher compensation and employee benefits, professional services, administrative and other expense, and data processing expense. See the section entitled “— Non-GAAP Financial Measures — Non-GAAP Financial Measures Reconciliations” for a reconciliation of pre-tax pre-provision net revenue to the most directly comparable GAAP measure.

Net Interest Income

Our primary source of revenue is net interest income, which is the difference between the interest and fees earned on loans and investments (“interest-earning assets”) and the interest paid on deposits and borrowed funds (“interest-bearing liabilities”). Net interest margin is net interest income as a percentage of average interest-earning assets for the period. Net interest income is affected by changes in volume, mix, and rates of interest-earning assets and interest-bearing liabilities, as well as days in a period.

Average Balance Sheet, Interest and Yield/Rate Analysis for the Three Months Ended March 31, 2026 and 2025

The following table presents average balance sheet information, interest income, interest expense and the corresponding average yield earned and rates paid for the periods indicated. The average balances are daily averages and include both performing and nonperforming loans.

	For the Three Months Ended
	March 31, 2026			March 31, 2025
(Dollars in thousands)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-Earnings Assets
Deposits in other financial institutions	$184,847	$1,785	3.92%	$202,907	$2,198	4.39%
Investment securities	230,033	2,661	4.63%	157,747	1,505	3.82%
Loans, including loans held for sale(1)(2)	2,125,318	37,967	7.24%	2,078,588	36,565	7.13%

Total interest-earning assets	2,540,198	42,413	6.77%	2,439,242	40,268	6.70%
Noninterest-earning assets	53,274			28,536

Total Assets	$2,593,472			$2,467,778

Interest-Bearing Liabilities
Interest bearing demand deposits, excluding brokered	$297,364	$576	0.79%	$244,301	$970	1.61%
Savings & MMA, excluding brokered	1,057,767	6,278	2.41%	955,259	6,830	2.90%
Time deposits, excluding brokered	216,661	1,852	3.47%	196,375	1,956	4.04%

Total deposits, excluding brokered	1,571,792	8,706	2.25%	1,395,935	9,756	2.83%
Total brokered deposits	61,950	654	4.28%	183,059	2,143	4.75%

Total Interest-Bearing Deposits	$1,633,742	$9,360	2.32%	$1,578,994	$11,899	3.06%

	For the Three Months Ended
	March 31, 2026			March 31, 2025
(Dollars in thousands)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
FHLB advances	$10,333	$110	4.32%	$24,122	$272	4.57%
Other borrowings	17,976	334	7.54%	17,981	365	8.23%

Total Interest-Bearing Liabilities	$1,662,051	$9,804	2.39%	$1,621,097	$12,536	3.14%
Noninterest-bearing deposits	$640,076			$594,408

Total Funding Sources	$2,302,127	$9,804	1.73%	$2,215,505	$12,536	2.29%
Noninterest-bearing liabilities	$19,472			$21,542
Shareholders’ equity	271,873			230,731

Total Liabilities and Shareholders’ Equity	$2,593,472			$2,467,778

Net interest income/spread(3)		$32,609	5.04%		$27,732	4.41%

Net interest margin(4)			5.21%			4.61%

(1)

Loan balances presented above include both loans held for investment and loans held for sale. Nonaccrual loans are included in total loan balances. No adjustment has been made for these loans in the yield calculations.

(2)	Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.
(3)	Net interest spread is the average yield on total interest-earning assets minus the average rate on total interest-bearing liabilities.
(4)	Net interest margin is net interest income divided by total interest-earning assets.

Net interest income increased $4.9 million, or 17.6%, to $32.6 million for the three months ended March 31, 2026, compared to $27.7 million for the three months ended March 31, 2025. Net interest margin increased 60 basis points to 5.21% for the three months ended March 31, 2026, compared to 4.61% for the same period in 2025. The increase in net interest income was driven by a $2.1 million increase in total interest income and a $2.7 million decrease in total interest expense, primarily due to higher average balances and yields on loans and investment securities, together with lower funding costs, including lower rates paid on deposits and a lower average balance of brokered deposits.

Analysis of Changes in Interest Income and Expenses for the Three Months Ended March 31, 2026, compared to the Three Months Ended March 31, 2025

Changes in our net interest income are a function of changes in volume and rates of interest-earning assets and interest-bearing liabilities. Changes in net interest income that are not a function of changes in volume and rates of interest-earning assets and interest-bearing liabilities are allocated proportionately to the change due to volume and the change due to rate. The following table presents the impact the volume and rate changes have had on our net interest income for the period indicated. For each category of interest-earning assets and interest-bearing liabilities, we have provided information on changes to our net interest income with respect to:

•	Changes in volume (changes in volume multiplied by the prior period rate);

•	Changes in interest rates (changes in interest rates multiplied by the prior period volume and includes the recognition of discounts/premiums and deferred fees/costs); and

•	The total change or the combined impact of volume and rate changes allocated proportionately to changes in volume and changes in interest rates.

	For the Three Months Ended March 31, 2026 to 2025
	Variance Due To
(Dollars in thousands)	Volume	Yield/Rate	Total
Interest-Earnings Assets:
Deposits in other financial institutions	$(186)	$(227)	$(413)
Investment securities	790	366	1,156
Loans	830	572	1,402

Total interest-earning assets	1,434	711	2,145

Interest-Bearing Liabilities
Interest bearing demand deposits, excluding brokered	290	(684)	(394)
Savings and money market, excluding brokered	946	(1,498)	(552)
Time deposits, excluding brokered	279	(383)	(104)

Total deposits, excluding brokered	1,515	(2,565)	(1,050)
Total brokered deposits	(1,297)	(192)	(1,489)

Total Interest-Bearing Deposits	218	(2,757)	(2,539)
FHLB advances	(148)	(14)	(162)
Other borrowings	—	(31)	(31)

Total Interest-Bearing Liabilities	70	(2,802)	(2,732)
Net interest income	$1,364	$3,513	$4,877

Total interest income increased $2.1 million, or 5.3%, to $42.4 million for the three months ended March 31, 2026, compared to $40.3 million for the same period in 2025. The increase was primarily due to higher interest income from loans and investment securities. Interest income on loans increased $1.4 million, reflecting a $46.7 million increase in average loan balances and an 11 basis point increase in loan yield. Interest income on investment securities increased $1.2 million, reflecting a $72.3 million increase in average investment securities balances and an 81 basis point increase in investment securities yield. These increases were partially offset by a $0.4 million decrease in interest income on deposits in other financial institutions.

Total interest expense decreased $2.7 million, or 21.8%, to $9.8 million for the three months ended March 31, 2026, compared to $12.5 million for the same period in 2025. The decrease was primarily driven by lower deposit costs, including a $1.5 million decrease in interest expense on brokered deposits as average brokered deposits decreased $121.1 million. The total cost of deposits decreased 55 basis points to 1.67% for the three months ended March 31, 2026, compared to 2.22% for the same period in 2025. The decrease in total costs of deposits was primarily due to lower rates paid on interest-bearing deposit products and reduction of average brokered deposits.

Average Balance Sheet, Interest and Yield/Rate Analysis for the Years Ended December 31, 2025, 2024 and 2023

The following table presents average balance sheet information, interest income, interest expense and the corresponding average yield earned and rates paid for the years ended December 31, 2025, 2024 and 2023. The average balances are daily averages and include both performing and nonperforming loans.

	Year to Date			Year to Date			Year to Date
	December 31, 2025			December 31, 2024			December 31, 2023
(Dollars in thousands)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-Earnings Assets:
Deposits in other financial institutions	$207,220	$9,108	4.40%	$150,654	$7,814	5.19%	$134,783	$6,757	5.01%
Investment securities	191,265	7,644	3.99%	135,519	4,924	3.62%	106,470	2,357	2.21%
Loans(1)(2)	2,085,204	148,630	7.13%	1,958,793	142,156	7.26%	1,702,321	116,548	6.85%

Total interest-earning assets	2,483,689	165,382	6.66%	2,244,966	154,894	6.90%	1,943,574	125,662	6.47%
Noninterest-earning assets	40,474			25,240			28,442

Total Assets	$2,524,163			$2,270,206			$1,972,016

Interest-Bearing Liabilities
Interest bearing demand deposits, excluding brokered	261,661	3,440	1.31%	142,543	2,154	1.51%	102,972	1,612	1.57%
Savings and money market, excluding brokered	1,001,107	28,021	2.80%	852,130	28,513	3.35%	659,191	16,007	2.43%
Time deposits, excluding brokered	220,809	8,375	3.79%	171,048	7,134	4.17%	105,810	3,263	3.08%

Total deposits, excluding brokered	1,483,577	39,836	2.69%	1,165,721	37,801	3.24%	867,973	20,882	2.41%
Total brokered deposits	115,776	5,231	4.52%	262,266	13,134	5.01%	192,060	9,707	5.05%

Total Interest-Bearing Deposits	1,599,353	45,067	2.82%	1,427,987	50,935	3.57%	1,060,033	30,589	2.89%
FHLB advances	14,703	652	4.43%	40,680	1,975	4.85%	72,322	3,666	5.07%
Other borrowings	17,975	1,433	7.97%	17,966	1,432	7.97%	17,966	1,088	6.06%

Total Interest-Bearing Liabilities	1,632,031	47,152	2.89%	1,486,633	54,342	3.66%	1,150,321	35,343	3.07%

Noninterest-bearing deposits	625,673			560,422			632,652

Total Funding Sources	2,257,704	47,152	2.09%	2,047,055	54,342	2.65%	1,782,973	35,343	1.98%
Noninterest-bearing liabilities	19,321			18,531			23,294
Shareholders’ equity	247,138			204,620			165,749

Total Liabilities and Shareholders’ Equity	$2,524,163			$2,270,206			$1,972,016

Net interest income/spread(3)		$118,230	4.57%		$100,552	4.25%		$90,319	4.49%

Net interest margin(4)			4.76%			4.48%			4.65%

(1)

Loan balances presented above include both loans held for investment and loans held for sale. Nonaccrual loans are included in total loan balances. No adjustment has been made for these loans in the yield calculations.

(2)	Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.
(3)	Net interest spread is the average yield on total interest-earning assets minus the average rate on total interest-bearing liabilities.
(4)	Net interest margin is net interest income divided by total interest-earning assets.

Net interest income increased $17.7 million, or 17.6%, to $118.2 million for the year ended December 31, 2025, compared to $100.6 million for the year ended December 31, 2024. Net interest margin increased 28 basis points to 4.76% for 2025, compared to 4.48% for 2024. The increase in net interest income was driven by a $10.5 million increase in total interest income and a $7.2 million decrease in total interest expense. Total interest income increased primarily due to higher average balances of loans, investment securities and deposits in other financial institutions, partially offset by a lower yield on loans and deposits in other financial institutions. Total interest expense decreased primarily due to lower average brokered deposits and lower rates paid on interest-bearing deposits. The improvement in net interest margin was due to a reduction of higher-cost funding, including brokered deposits and FHLB advances, growth in core deposits, and lower rates paid on interest-bearing deposits, partially offset by lower yields on loans and deposits in other financial institutions.

Net interest income increased $10.2 million, or 11.3%, to $100.6 million for the year ended December 31, 2024, compared to $90.3 million for the year ended December 31, 2023. Net interest margin decreased 17 basis points to 4.48% for 2024, compared to 4.65% for 2023. The increase in net interest income was driven by a $29.2 million increase in total interest income, partially offset by a $19.0 million increase in total interest expense. Total interest income increased primarily due to higher average loan balances and higher loan yields. Total interest expense increased primarily due to higher average interest-bearing deposits and higher rates paid on those deposits, reflecting the higher interest rate environment during 2024. The decrease in net interest margin reflected higher funding costs, including higher-cost interest-bearing deposits, partially offset by higher loan yields, growth in average loan balances, and higher yields on investment securities and deposits in other financial institutions.

Analysis of Changes in Interest Income and Expenses for the Years Ended December 31, 2025, 2024 and 2023

The following table presents the impact the volume and rate changes have had on our net interest income for the period indicated. For each category of interest-earning assets and interest-bearing liabilities, we have provided information on changes to our net interest income with respect to:

•	Changes in volume (changes in volume multiplied by the prior period rate);

•	Changes in interest rates (changes in interest rates multiplied by the prior period volume and includes the recognition of discounts/premiums and deferred fees/costs); and

•	The total change or the combined impact of volume and rate changes allocated proportionately to changes in volume and changes in interest rates.

	For the Year Ended December 31, 2025 to 2024			For the Year Ended December 31, 2024 to 2023
	Variance Due To			Variance Due To
(Dollars in thousands)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Interest-Earnings Assets:
Deposits in other financial institutions	$2,180	$(886)	$1,294	$817	$240	$1,057
Investment securities	2,188	532	2,720	766	1,801	2,567
Loans	8,948	(2,474)	6,474	18,313	7,295	25,608

Total interest-earning assets	13,316	(2,828)	10,488	19,896	9,336	29,232

	For the Year Ended December 31, 2025 to 2024			For the Year Ended December 31, 2024 to 2023
	Variance Due To			Variance Due To
(Dollars in thousands)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total

Interest-Bearing Liabilities
Interest bearing demand deposits, excluding brokered	1,523	(237)	1,286	596	(54)	542
Savings and money market, excluding brokered	4,564	(5,056)	(492)	5,458	7,051	12,506
Time deposits, excluding brokered	1,802	(561)	1,241	2,463	1,408	3,871

Total deposits, excluding brokered	7,889	(5,854)	2,035	8,517	8,405	16,919
Total brokered deposits	(6,726)	(1,177)	(7,903)	3,515	(90)	3,427

Total Interest-Bearing Deposits	1,163	(7,031)	(5,868)	12,032	8,315	20,346
FHLB advances	(1,165)	(158)	(1,323)	(1,542)	(149)	(1,691)
Other borrowings	1	—	1	—	344	344

Total Interest-Bearing Liabilities	(1)	(7,189)	(7,190)	10,490	8,510	18,999
Net interest income	$13,317	$4,361	$17,678	$9,406	$826	$10,233

For the year ended December 31, 2025, total interest income increased $10.5 million, or 6.8%, compared to 2024. Interest income on loans increased $6.5 million, reflecting higher average loan balances, partially offset by a 13 basis point decrease in loan yield. Interest income on investment securities increased $2.7 million, reflecting both higher average securities balances and higher yields on the securities portfolio. Interest income on deposits in other financial institutions increased $1.3 million due to higher average balances, partially offset by lower rates earned.

Total interest expense decreased $7.2 million, or 13.2%, to $47.2 million for the year ended December 31, 2025, compared to $54.3 million for 2024. Interest expense on brokered deposits decreased $7.9 million, reflecting both lower average brokered deposit balances and lower rates paid. This decrease was partially offset by higher interest expense on non-brokered deposits due to growth in average balances, although the average rate paid on non-brokered deposits declined from the prior year. Interest expense on FHLB advances decreased $1.3 million due to lower average advance balances and lower rates paid. The cost of total deposits decreased 53 basis points to 2.03% for 2025, compared to 2.56% for 2024, and the cost of total funding sources decreased 56 basis points to 2.09% from 2.65%.

For the year ended December 31, 2024, total interest income increased $29.2 million, or 23.3%, compared to 2023. Average interest-earning assets increased $301.4 million, or 15.5%, compared to 2023, primarily due to growth in average loans. Interest income on loans increased $25.6 million, reflecting a $256.5 million increase in average loan balances and a 41 basis point increase in loan yield. Interest income on investment securities increased $2.6 million, reflecting higher average securities balances and higher yields. Interest income on deposits in other financial institutions increased $1.1 million due to higher average balances and higher rates earned.

Total interest expense increased $19.0 million, or 53.8%, to $54.3 million for the year ended December 31, 2024, compared to $35.3 million for 2023. The increase was primarily due to a $20.3 million increase in interest expense on deposits, reflecting growth in average interest-bearing deposits and a 68 basis point increase in the average rate paid on interest-bearing deposits. The increase in deposit expense was partially offset by a $1.7 million decrease in interest expense on FHLB advances due to lower average advance balances. The cost of total deposits increased 75 basis points to 2.56% for 2024, compared to 1.81% for 2023, and the cost of total funding sources increased 67 basis points to 2.65% from 1.98%.

Provision for Credit Losses

The allowance for credit losses represents management’s estimate of expected credit losses in the loan portfolio and unfunded lending commitments as of the balance sheet date. Factors impacting the allowance for credit losses include the risk characteristics of the loan portfolio, the level of nonperforming loans, net charge-offs, current and historical credit experience, local economic and credit conditions, collateral values, reasonable and supportable economic forecasts, and expected funding of unfunded lending commitments. The provision for credit losses is charged or reversed against earnings to maintain the allowance for credit losses at a level management believes is appropriate.

For the three months ended March 31, 2026, we recorded a provision for credit losses of $2.0 million, compared to $299 thousand for the three months ended March 31, 2025. The increase was primarily driven by higher levels of past due loans, loan growth, $1.1 million of net charge-offs, and increased weighting toward the downside economic scenario used in the Company’s CECL model. These factors were partially offset by lower reserves for individually evaluated loans, primarily driven by loan paydowns.

We recorded a provision for credit losses of $5.9 million for the year ended December 31, 2025, compared to $2.7 million for the year ended December 31, 2024, and a reversal of provision for credit losses of $6.1 million for the year ended December 31, 2023. The increase in the provision for 2025 compared to 2024 was primarily driven by higher net charge-offs and changes in credit quality within the loan portfolio. Net charge-offs were $4.7 million for 2025, compared to $130 thousand for 2024. The reversal of the provision in 2023 reflected significant recoveries of previously charged-off loans, and a recovery on a loan acquired in a 2013 merger.

Noninterest Income

Three Months Ended March 31, 2026 and 2025

Noninterest income increased $322 thousand, or 20.0%, to $1.9 million for the three months ended March 31, 2026, compared to $1.6 million for the three months ended March 31, 2025. The increase was primarily due to higher net gain on sale of loans, partially offset by lower other noninterest income.

The following table presents the major components of our noninterest income for the three months ended March 31, 2026 and 2025:

	Three Months Ended
(Dollars in thousands)	March 31, 2026	March 31, 2025	$ change	% change
Service charges on deposit accounts	$544	$557	$(13)	(2.3)%
Net gain on sale of loans	907	469	438	93.4%
Servicing income, net	154	137	17	12.4%
Other noninterest income	330	450	(120)	(26.7)%

Total noninterest income	$1,935	$1,613	$322	20.0%

Service charges on deposit accounts. Service charges on deposit accounts decreased $13 thousand, or 2.3%, to $544 thousand for the three months ended March 31, 2026, compared to $557 thousand for the same period in 2025.

Net gain on sale of loans. Net gain on sale of loans increased $438 thousand, or 93.4%, to $907 thousand for the three months ended March 31, 2026, compared to $469 thousand for the same period in 2025. The increase was primarily due to higher SBA 7(a) loan sale volume. The aggregate principal balance of SBA 7(a) guaranteed portions sold was $16.2 million for the three months ended March 31, 2026, compared to $8.3 million for the same period in 2025. The weighted average premium received was 10.3% for the three months ended March 31, 2026, compared to 10.9% for the same period in 2025. Sales volume in the 2026 period was positively impacted by closings that shifted from the fourth quarter of 2025 to the first quarter of 2026, due to the U.S. government shutdown.

Service income, net. Servicing income, net increased $17 thousand, or 12.4%, to $154 thousand for the three months ended March 31, 2026, compared to $137 thousand for the same period in 2025.

Other noninterest income. Other noninterest income decreased $120 thousand, or 26.7%, to $330 thousand for the three months ended March 31, 2026, compared to $450 thousand for the same period in 2025, primarily due to a decrease in loan referral fees.

Years Ended December 31, 2025, 2024 and 2023

Noninterest income increased $584 thousand, or 9.2%, to $6.9 million for the year ended December 31, 2025, compared to $6.3 million for the year ended December 31, 2024. The increase was primarily due to increases in other noninterest income, service charges on deposit accounts, and servicing income, net, partially offset by a decrease in net gain on sale of loans.

Noninterest income increased $1.4 million, or 28.9%, to $6.3 million for the year ended December 31, 2024, compared to $4.9 million for the year ended December 31, 2023. The increase was primarily due to increases in net gain on sale of loans and service charges on deposit accounts, partially offset by decreases in other noninterest income and servicing income, net.

The following table presents the major components of our noninterest income for years ended December 31, 2025, 2024 and 2023:

	Year to Date				Year to Date
(Dollars in thousands)	December 31, 2025	December 31, 2024	$ change	% change	December 31, 2024	December 31, 2023	$ change	% change
Service charges on deposit accounts	$2,214	$1,880	$334	17.8%	$1,880	$1,344	$536	39.9%
Net gain on sale of loans	2,320	2,861	(541)	(18.9)%	2,861	1,547	1,314	84.9%
Servicing income, net	680	456	224	49.1%	456	545	(89)	(16.3)%
Other noninterest income	1,714	1,147	567	49.4%	1,147	1,486	(339)	(22.8)%

Total noninterest income	$6,928	$6,344	$584	9.2%	$6,344	$4,922	$1,422	28.9%

Service charges on deposit accounts. Service charges on deposit accounts increased $334 thousand, or 17.8%, to $2.2 million for the year ended December 31, 2025, compared to $1.9 million for the year ended December 31, 2024. This increase was primarily related to growth in deposit balances and higher services charges for ATM, demand deposit accounts, and business analysis.

Service charges on deposit accounts increased $536 thousand, or 39.9%, to $1.9 million for the year ended December 31, 2024, compared to $1.3 million for the year ended December 31, 2023. The increase in 2024 was primarily due to a $0.4 million increase in analysis fees on business checking accounts.

Net gain on sale of loans. Net gain on sale of loans decreased $541 thousand, or 18.9%, to $2.3 million for the year ended December 31, 2025, compared to $2.9 million for the year ended December 31, 2024. The aggregate principal balance of SBA 7(a) guaranteed portions sold was $35.1 million for 2025, compared to $41.0 million for 2024. The weighted average premium received was 9.9% for 2025, compared to 11.4% for 2024.

Net gain on sale of loans increased $1.3 million, or 84.9%, to $2.9 million for the year ended December 31, 2024, compared to $1.5 million for the year ended December 31, 2023. The aggregate principal balance of SBA 7(a) guaranteed portions sold was $41.0 million for 2024, compared to $21.7 million for 2023. The weighted average premium received was 11.4% for 2024, compared to 9.9% for 2023.

Servicing income, net. Servicing income, net increased $224 thousand, or 49.1%, to $680 thousand for the year ended December 31, 2025, compared to $456 thousand for the year ended December 31, 2024, primarily due to higher servicing fees collected from the sold guaranteed portions of SBA 7(a) C&I loans. Servicing income, net decreased $89 thousand, or 16.3%, to $456 thousand for the year ended December 31, 2024, compared to $545 thousand for the year ended December 31, 2023, primarily due to lower servicing fees collected from the sold guaranteed portions of SBA 7(a) loans.

Other noninterest income. Other noninterest income increased $567 thousand, or 49.4%, to $1.7 million for the year ended December 31, 2025, compared to $1.1 million for the year ended December 31, 2024, primarily due to higher loan referral fees and higher wire fees. Other noninterest income decreased $339 thousand, or 22.8%, to $1.1 million for the year ended December 31, 2024, compared to $1.5 million for the year ended December 31, 2023. This decrease was primarily due to lower loan referral fees.

Noninterest Expense

Noninterest expense was $15.7 million for the three months ended March 31, 2026, compared to $14.1 million for the three months ended March 31, 2025. Noninterest expense as a percentage of average assets was 2.41% for the three months ended March 31, 2026, compared to 2.31% for the same period in 2025. The efficiency ratio, a non-GAAP financial measure, was 45.39% for the three months ended March 31, 2026, compared to 47.90% for the same period in 2025. The improvement in the efficiency ratio was primarily due to growth in net interest income and noninterest income that outpaced the increase in noninterest expense. See the section entitled “— Non-GAAP Financial Measures — Non-GAAP Financial Measures Reconciliations” for a reconciliation of this measure to the most directly comparable GAAP measure.

Noninterest expense was $61.4 million for the year ended December 31, 2025, compared to $53.4 million for the year ended December 31, 2024 and $44.0 million for the year ended December 31, 2023. Noninterest expense as a percentage of average assets was 2.43% for the year ended December 31, 2025, compared to 2.35% for the year ended December 31, 2024 and 2.23% for the year ended December 31, 2023. The efficiency ratio, a non-GAAP financial measure, was 49.04% for the year ended December 31, 2025, compared to 49.92% for the year ended December 31, 2024 and 46.17% for the year ended December 31, 2023. The improvement in the efficiency ratio in 2025 compared to 2024 was primarily due to growth in net interest income and noninterest income that outpaced the increase in noninterest expense. The increase in the efficiency ratio in 2024 compared to 2023 was primarily due to noninterest expense growth that outpaced revenue growth. See the section entitled “— Non-GAAP Financial Measures — Non-GAAP Financial Measures Reconciliations” for a reconciliation of this measure to the most directly comparable GAAP measure.

Three Months Ended March 31, 2026 and 2025

Noninterest expense increased $1.6 million, or 11.6%, to $15.7 million for the three months ended March 31, 2026, compared to $14.1 million for the three months ended March 31, 2025. The increase was primarily due to higher compensation and employee benefits and higher other expenses.

The following table presents the primary components of our noninterest expense for the three months ended March 31, 2026 and 2025:

	Three Months Ended
(Dollars in thousands)	March 31, 2026	March 31, 2025	$ change	% change
Compensation and employee benefits	$10,811	$9,748	$1,063	10.9%
Occupancy and equipment	858	844	14	1.7%
Data processing	1,369	1,326	43	3.2%
Professional services	610	508	102	20.1%
Other expenses	2,032	1,629	403	24.7%

Total noninterest expense	$15,680	$14,055	$1,625	11.6%

Compensation and employee benefits. Compensation and employee benefits increased $1.1 million, or 10.9%, to $10.8 million for the three months ended March 31, 2026, compared to $9.7 million for the same period in 2025. The increase was primarily due to higher salary and incentive compensation, reflecting continued investment in personnel to support the Company’s growth.

Occupancy and equipment. Occupancy and equipment expense increased $14 thousand, or 1.7%, to $858 thousand for the three months ended March 31, 2026, compared to $844 thousand for the same period in 2025.

Data processing. Data processing expense increased $43 thousand, or 3.2%, to $1.4 million for the three months ended March 31, 2026, compared to $1.3 million for the same period in 2025.

Professional services. Professional services expense increased $102 thousand, or 20.1%, to $610 thousand for the three months ended March 31, 2026, compared to $508 thousand for the same period in 2025. The increase was primarily driven by activities related to public-company readiness.

Other expenses. Other expenses increased $403 thousand, or 24.7%, to $2.0 million for the three months ended March 31, 2026, compared to $1.6 million for the same period in 2025. The increase was primarily driven by higher other real estate owned (“OREO”) and problem loan expenses.

Years Ended December 31, 2025, 2024 and 2023

Noninterest expense increased $8.0 million, or 15.0%, to $61.4 million for the year ended December 31, 2025, compared to $53.4 million for the year ended December 31, 2024. The increase was primarily due to higher compensation and employee benefits, professional services, other expenses, and data processing expense, primarily as a result of growing the business.

Noninterest expense increased $9.4 million, or 21.4%, to $53.4 million for the year ended December 31, 2024, compared to $44.0 million for the year ended December 31, 2023. The increase was primarily due to higher compensation and employee benefits, other expenses, professional services, and data processing expense, primarily as a result of growing the business.

The following table presents the major components of our noninterest expense for the years ended December 31, 2025, 2024, and 2023:

	Year to Date				Year to Date
(Dollars in thousands)	December 31, 2025	December 31, 2024	$ change	% change	December 31, 2024	December 31, 2023	$ change	% change
Compensation and employee benefits	$41,582	$36,658	$4,924	13.4%	$36,658	$30,673	$5,985	19.5%
Occupancy and equipment	3,431	3,257	174	5.3%	3,257	3,172	85	2.7%
Data processing	5,498	4,674	824	17.6%	4,674	3,887	787	20.2%
Professional services	2,849	1,737	1,112	64.0%	1,737	576	1,161	201.6%
Other expenses	8,022	7,034	988	14.0%	7,034	5,662	1,372	24.2%

Total noninterest expense	$61,382	$53,360	$8,022	15.0%	$53,360	$43,970	$9,390	21.4%

Compensation and employee benefits. Compensation and employee benefits increased $4.9 million, or 13.4%, to $41.6 million for the year ended December 31, 2025, compared to $36.7 million for the year ended December 31, 2024. Compensation and employee benefits increased $6.0 million, or 19.5%, to $36.7 million for the year ended December 31, 2024, compared to $30.7 million for the year ended December 31, 2023. The increases in both periods were primarily due to higher salary and incentive compensation, reflecting a higher number of full-time equivalent employees and continued investment in personnel.

Occupancy and equipment. Occupancy and equipment expense increased $174 thousand, or 5.3%, to $3.4 million for the year ended December 31, 2025, compared to $3.3 million for the year ended December 31, 2024. Occupancy and equipment expense increased $85 thousand, or 2.7%, to $3.3 million for the year ended December 31, 2024, compared to $3.2 million for the year ended December 31, 2023.

Data processing. Data processing expense increased $824 thousand, or 17.6%, to $5.5 million for the year ended December 31, 2025, compared to $4.7 million for the year ended December 31, 2024. Data processing expense increased $787 thousand, or 20.2%, to $4.7 million for the year ended December 31, 2024, compared to $3.9 million for the year ended December 31, 2023. The increases in both periods were primarily due to higher technology-related costs, including internet banking expenses, software license and maintenance costs, and amortization expense on capitalized internal-use software.

Professional services. Professional services expense increased $1.1 million, or 64.0%, to $2.8 million for the year ended December 31, 2025, compared to $1.7 million for the year ended December 31, 2024. The increase was primarily driven by activities related to public-company readiness.

Professional services expense increased $1.2 million, or 201.6%, to $1.7 million for the year ended December 31, 2024, compared to $576 thousand for the year ended December 31, 2023. The increase in 2024 was primarily due to the resolution of a litigation matter during 2023, when the Company was reimbursed $0.9 million of legal costs by the participant bank and reversed $0.7 million of legal accruals for previously invoiced legal fees that were waived at settlement of the litigation.

Other expenses. Other expenses increased $988 thousand, or 14.0%, to $8.0 million for the year ended December 31, 2025, compared to $7.0 million for the year ended December 31, 2024. Other expenses increased $1.4 million, or 24.2%, to $7.0 million for the year ended December 31, 2024, compared to $5.7 million for the year ended December 31, 2023. The increases in both 2025 and 2024 were primarily due to higher fees on CDARS and ICS accounts, regulatory assessments, travel and lodging expenses, and director compensation expense.

Provision for Income Tax Expense

Provision for income tax expense was $4.8 million for the three months ended March 31, 2026, compared to $4.4 million for the three months ended March 31, 2025. The effective tax rate was 28.6% for the three months ended March 31, 2026, compared to 29.5% for the same period in 2025. The decrease in the effective tax rate was primarily due to discrete tax benefits associated with share-based compensation awards.

Provision for income tax expense was $17.2 million, $15.0 million and $16.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. The effective tax rate was 29.7%, 29.5% and 28.8% for the years ended December 31, 2025, 2024 and 2023, respectively. The Company’s effective tax rate remained relatively consistent for 2025 and 2024 and was higher than the federal statutory rate primarily due to California state income taxes.

Financial Condition

The following table summarizes selected components of our balance sheet as of March 31, 2026 and December 31, 2025, 2024 and 2023:

(Dollars in thousands)	March 31, 2026	December 31, 2025	December 31, 2024	December 31, 2023
Total assets	$2,693,926	$2,535,057	$2,424,011	$2,152,468
Total loans	2,141,560	2,128,477	2,088,157	1,848,394
Total investments	220,908	217,837	145,238	102,499
Total deposits	2,374,695	2,223,881	2,134,459	1,875,370
Total borrowings	25,978	28,976	45,969	74,961
Total equity	$272,732	$263,964	$223,534	$185,783

Total Assets

Total assets were $2.7 billion at March 31, 2026, compared to $2.5 billion at December 31, 2025, an increase of $158.9 million, or 6.3%. The increase was primarily due to a $142.0 million increase in cash and cash equivalents and a $14.8 million increase in loans held for investment. The increase in cash and cash equivalents was primarily driven by deposit growth during the period. Investment securities available for sale increased $3.1 million, or 1.4%, to $220.9 million at March 31, 2026, compared to $217.8 million at December 31, 2025.

Total assets were $2.5 billion at December 31, 2025, compared to $2.4 billion at December 31, 2024, an increase of $111.0 million, or 4.6%. The increase was primarily due to a $72.6 million increase in investment securities available for sale and a $41.0 million increase in loans held for investment, partially offset by an $8.9 million decrease in cash and cash equivalents. OREO also increased to $8.6 million at December 31, 2025, compared to no balance at December 31, 2024.

Total assets were $2.4 billion at December 31, 2024, compared to $2.2 billion at December 31, 2023, an increase of $271.5 million, or 12.6%. The increase was primarily due to growth in loans held for investment and investment securities, partially offset by a decrease in cash and cash equivalents.

Loan Portfolio

Our loan portfolio is our largest category of earning assets and typically provides higher yields than other types of earning assets. These higher yields are accompanied by inherent credit risk, which we seek to manage through disciplined underwriting, ongoing portfolio monitoring and active credit administration.

Total loans, consisting of loans held for investment and loans held for sale, were $2.1 billion, $2.1 billion, $2.1 billion and $1.9 billion as of March 31, 2026 and December 31, 2025, 2024 and 2023, respectively. Loans held for investment were $2.1 billion at March 31, 2026, an increase of $14.8 million, or 0.7%, from December 31, 2025. The increase was primarily due to growth in CRE loans, partially offset by a decrease in commercial business loans.

Loans held for investment were $2.1 billion at December 31, 2025, an increase of $41.0 million, or 2.0%, from December 31, 2024. The increase was primarily due to growth in commercial business loans, partially offset by a modest decrease in CRE loans. Loans held for investment were $2.1 billion at December 31, 2024, an increase of $238.0 million, or 12.9%, from December 31, 2023, primarily due to growth in CRE and commercial business loans.

The following table presents the balance and percentage of each major loan category within our portfolio as of the dates indicated:

	March 31, 2026		December 31, 2025		December 31, 2024		December 31, 2023
(Dollars in thousands)	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
CRE:
Investor owned	$560,707	26.2%	$577,730	27.1%	$572,659	27.4%	$583,069	31.5%
Owner occupied	238,653	11.1%	236,623	11.1%	223,442	10.7%	202,552	11.0%
Multifamily	177,151	8.3%	155,941	7.3%	162,330	7.8%	168,324	9.1%
Secured by single family residence	194,494	9.1%	198,743	9.3%	198,579	9.5%	146,370	7.9%
Land and construction	43,879	2.0%	47,029	2.2%	62,638	3.0%	33,655	1.8%
SBA secured by real estate	430,962	20.1%	403,609	19.0%	401,990	19.3%	349,230	18.9%

Total CRE	1,645,846	76.9%	1,619,675	76.1%	1,621,638	77.7%	1,483,200	80.2%
Commercial business:
C&I	461,824	21.6%	471,526	22.2%	441,182	21.1%	352,205	19.1%
SBA non-real estate secured	31,265	1.5%	32,853	1.5%	20,205	1.0%	8,481	0.5%

Total commercial business	493,089	23.0%	504,379	23.7%	461,387	22.1%	360,686	19.5%
Consumer	2,029	0.1%	2,093	0.1%	2,124	0.1%	3,275	0.2%

Total loans held for investment	2,140,964	100.0%	2,126,147	99.9%	2,085,149	99.9%	1,847,161	99.9%
Loans held for sale	596	0.0%	2,330	0.1%	3,008	0.1%	1,233	0.1%

Total loans	$2,141,560	100.0%	$2,128,477	100.0%	$2,088,157	100.0%	$1,848,394	100.0%

Our loan portfolio is concentrated in CRE and commercial business lending, including SBA 7(a) and SBA 504 loans. CRE loans represented 76.9%, 76.1%, 77.7% and 80.2% of loans held for investment at March 31, 2026 and December 31, 2025, 2024 and 2023, respectively. Commercial business loans represented 23.0%, 23.7%, 22.1% and 19.5% of loans held for investment at those same dates. Consumer loans represented less than 1.0% of loans held for investment for each period presented. We generally sell the guaranteed portion of SBA 7(a) loans in the secondary market when market conditions are favorable.

The following tables present the CRE loan balance and associated percentage of CRE concentrations by collateral type, as of the dates indicated:

	March 31, 2026
(Dollars in thousands)	Loan Balance	% of CRE
Office	$167,934	10.2%
Retail	163,502	9.9%
Hotel & Motel	155,216	9.4%
Multifamily	168,201	10.2%
1-4 Single Family Residence	199,876	12.1%
Industrial	285,388	17.4%
Mixed Use	157,029	9.5%
Land	41,159	2.5%
Medical	10,838	0.7%
Commercial Other	296,703	18.0%

Total	$1,645,846	100.0%

	December 31, 2025
(Dollars in thousands)	Loan Balance	% of CRE
Office	$173,196	10.7%
Retail	144,620	8.9%
Hotel & Motel	153,792	9.5%
Multifamily	167,969	10.4%
1-4 Single Family Residence	204,713	12.6%
Industrial	238,232	14.7%
Mixed Use	174,678	10.8%
Land	39,190	2.4%
Medical	11,446	0.7%
Commercial Other	311,839	19.3%

Total	$1,619,675	100.0%

	December 31, 2024
(Dollars in thousands)	Loan Balance	% of CRE
Office	$171,646	10.6%
Retail	120,299	7.4%
Hotel & Motel	148,133	9.1%
Multifamily	185,154	11.4%
1-4 Single Family Residence	204,791	12.6%
Industrial	243,484	15.0%
Mixed Use	161,398	10.0%
Land	47,658	2.9%
Medical	14,549	0.9%
Farmland	1,524	0.1%
Commercial Other	323,002	20.0%

Total	$1,621,638	100.0%

	December 31, 2023
(Dollars in thousands)	Loan Balance	% of CRE
Office	$173,042	11.7%
Retail	103,699	7.0%
Hotel & Motel	115,046	7.8%
Multifamily	189,691	12.8%
1-4 Single Family Residence	150,913	10.2%
Industrial	232,009	15.6%
Mixed Use	138,520	9.3%
Land	46,959	3.2%
Medical	15,378	1.0%
Farmland	2,630	0.2%
Commercial Other	315,313	21.2%

Total	$1,483,200	100.0%

The following tables present the total number of loans, total loan balances and average loan size of investor-owned CRE concentrations by collateral type along with the percentage of the total CRE portfolio as of the dates indicated.

	March 31, 2026
(Dollars in thousands except as noted)	Number of loans	Loan Balance	Average Loan Size	% of Commercial Real Estate Loans
Investor-owned CRE:
Office	17	$68,902	$4,053	4.2%
Retail	33	91,082	2,760	5.5%
Hotel & Motel	15	118,507	7,900	7.2%
Industrial	29	87,367	3,013	5.3%
Mixed Use	27	94,243	3,490	5.7%
Land	1	2,622	2,622	0.2%
Medical	4	8,380	2,095	0.5%
Commercial Other	51	89,604	1,757	5.4%

Total investor-owned CRE	177	$560,707	$3,168	34.1%

	December 31, 2025
(Dollars in thousands except as noted)	Number of loans	Loan Balance	Average Loan Size	% of Commercial Real Estate Loans
Investor-owned CRE:
Office	17	$70,619	$4,154	4.4%
Retail	29	79,181	2,730	4.9%
Hotel & Motel	16	121,922	7,620	7.5%
Industrial	28	64,126	2,290	4.0%
Mixed Use	32	129,054	4,033	8.0%
Land	1	2,642	2,642	0.2%
Medical	4	8,544	2,136	0.5%
Commercial Other	53	101,642	1,918	6.3%

Total investor-owned CRE	180	$577,730	$3,210	35.7%

	December 31, 2024
(Dollars in thousands except as noted)	Number of loans	Loan Balance	Average Loan Size	% of Commercial Real Estate Loans
Investor-owned CRE:
Office	17	$76,739	$4,514	4.7%
Retail	28	65,314	2,333	4.0%
Hotel & Motel	15	119,037	7,936	7.3%
Industrial	29	73,661	2,540	4.5%
Mixed Use	35	119,566	3,416	7.4%
Land	1	2,718	2,718	0.2%
Medical	6	11,558	1,926	0.7%
Commercial Other	53	104,066	1,964	6.4%

Total investor-owned CRE	184	$572,659	$3,112	35.3%

	December 31, 2023
(Dollars in thousands except as noted)	Number of loans	Loan Balance	Average Loan Size	% of Commercial Real Estate Loans
Investor-owned CRE:
Office	21	$86,905	$4,138	5.9%
Retail	28	66,685	2,382	4.5%
Hotel & Motel	12	92,350	7,696	6.2%
Industrial	28	71,189	2,542	4.8%
Mixed Use	32	114,190	3,568	7.7%
Land	11	33,743	3,068	2.3%
Medical	6	12,303	2,051	0.8%
Commercial Other	56	105,704	1,888	7.1%

Total investor-owned CRE	194	$583,069	$3,006	39.3%

The following tables present the balance, associated percentage of real estate loan concentrations and total count of real estate loans collateralized by properties outside of California as of the dates indicated:

	March 31, 2026
(Dollars in thousands)	Loan Balance	% of Loans Collateralized by non- California Property	% of All Real Estate Loans	# of Loans
Office	$9,470	7.7%	0.6%	8
Retail	2,765	2.3%	0.2%	4
Hotel & Motel	8,868	7.2%	0.5%	3
Multifamily	1,063	0.9%	0.1%	1
1-4 Single Family Residence	13,607	11.1%	0.8%	15
Industrial	25,316	20.7%	1.5%	9
Mixed Use	6,481	5.3%	0.4%	1
Commercial Other	54,813	44.8%	3.3%	37

Total	$122,383	100.0%	7.4%	78

	December 31, 2025
(Dollars in thousands)	Loan Balance	% of Loans Collateralized by non- California Property	% of All Real Estate Loans	# of Loans
Office	$9,505	8.3%	0.6%	8
Retail	2,782	2.4%	0.2%	4
Hotel & Motel	8,891	7.7%	0.5%	3
Multifamily	1,067	0.9%	0.1%	1
1-4 Single Family Residence	21,227	18.5%	1.3%	14
Industrial	7,292	6.3%	0.5%	8
Mixed Use	6,480	5.6%	0.4%	1
Land	1,932	1.7%	0.1%	1
Commercial Other	55,748	48.6%	3.4%	37

Total	$114,924	100.0%	7.1%	77

	December 31, 2024
(Dollars in thousands)	Loan Balance	% of Loans Collateralized by non- California Property	% of All Real Estate Loans	# of Loans
Office	$1,743	1.6%	0.1%	5
Retail	2,981	2.7%	0.2%	4
Hotel & Motel	8,966	8.1%	0.6%	3
Multifamily	1,085	1.0%	0.1%	1
1-4 Single Family Residence	19,951	17.9%	1.2%	17
Industrial	6,900	6.2%	0.4%	4
Mixed Use	7,101	6.4%	0.4%	2
Land	1,925	1.7%	0.1%	1
Commercial Other	60,652	54.4%	3.8%	42

Total	$111,304	100.0%	6.9%	79

	December 31, 2023
(Dollars in thousands)	Loan Balance	% of Loans Collateralized by non- California Property	% of All Real Estate Loans	# of Loans
Office	$861	0.9%	0.1%	3
Retail	3,034	3.3%	0.2%	4
Hotel & Motel	7,855	8.6%	0.5%	2
Multifamily	1,101	1.2%	0.1%	1
1-4 Single Family Residence	12,184	13.3%	0.8%	14
Industrial	331	0.4%	0.0%	1
Mixed Use	7,125	7.8%	0.5%	2
Commercial Other	58,900	64.5%	4.0%	41

Total	$91,391	100.0%	6.2%	68

Our lending activities are concentrated primarily in California, particularly coastal Southern California. At March 31, 2026 and December 31, 2025, 7.4% and 7.1%, respectively, of our real estate loans were collateralized by properties located outside California. We monitor geographic concentrations as part of our credit risk management process and maintain internal limits and reporting designed to identify changes in the geographic distribution of the portfolio.

The following tables set forth the contractual maturities of our loans held for investment as of the dates indicated. Contractual maturities are based on scheduled repayment dates and do not reflect expected prepayments, renewals or extensions.

	March 31, 2026
(Dollars in thousands)	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total
CRE:
Investor owned	$91,084	$294,062	$175,561	$—	$560,707
Owner occupied	34,376	72,779	117,666	13,832	238,653
Multifamily	44,424	94,046	38,079	602	177,151
Secured by single family residence	83,119	60,599	38,854	11,922	194,494
Land and construction	25,435	18,444	—	—	43,879
SBA secured by real estate	22,694	310	4,977	402,981	430,962
Commercial business:
C&I	306,254	129,978	25,592	—	461,824
SBA non-real estate secured	118	1,832	29,315	—	31,265
Consumer	914	496	614	5	2,029

Total Loans	$608,418	$672,546	$430,658	$429,342	$2,140,964

	December 31, 2025
(Dollars in thousands)	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total
CRE:
Investor owned	$98,999	$262,288	$216,443	$—	$577,730
Owner occupied	32,860	76,236	113,448	14,079	236,623
Multifamily	39,165	74,121	42,050	605	155,941
Secured by single family residence	76,666	68,514	41,235	12,328	198,743
Land and construction	45,371	1,658	—	—	47,029
SBA secured by real estate	12,660	313	5,012	385,624	403,609
Commercial business:	—	—	—	—
C&I	314,173	131,882	25,471	—	471,526
SBA non-real estate secured	121	1,734	30,317	681	32,853
Consumer	903	549	634	7	2,093

Total Loans	$620,918	$617,295	$474,610	$413,324	$2,126,147

	December 31, 2024
(Dollars in thousands)	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total
CRE:
Investor owned	$75,322	$277,304	$220,033	$—	$572,659
Owner occupied	15,549	78,740	109,867	19,286	223,442
Multifamily	44,216	76,195	41,304	615	162,330
Secured by single family residence	52,738	83,741	46,704	15,396	198,579
Land and construction	55,714	4,838	2,086	—	62,638
SBA secured by real estate	9,971	1,370	11,306	379,343	401,990
Commercial business:
C&I	288,900	125,900	26,382	—	441,182
SBA non-real estate secured	944	2,233	13,848	3,180	20,205
Consumer	1,408	—	715	1	2,124

Total Loans	$544,762	$650,321	$472,245	$417,821	$2,085,149

	December 31, 2023
(Dollars in thousands)	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total
CRE:
Investor owned	$47,250	$300,267	$235,552	$—	$583,069
Owner occupied	6,382	69,011	106,328	20,831	202,552
Multifamily	37,557	91,721	38,422	624	168,324
Secured by single family residence	23,045	58,701	45,430	19,194	146,370
Land and construction	26,958	4,795	1,902	—	33,655
SBA secured by real estate	14,887	1,595	16,480	316,268	349,230
Commercial business:		—	—	—
C&I	190,778	133,245	28,172	10	352,205
SBA non-real estate secured	2	2,864	5,615	—	8,481
Consumer	1,738	725	794	18	3,275

Total Loans	$348,597	$662,924	$478,695	$356,945	$1,847,161

The following tables present the fixed-rate and floating- or adjustable-rate composition of our loans held for investment as of the dates indicated:

	March 31, 2026
(Dollars in thousands)	Fixed Interest Rates	Floating or Adjustable Rates	Total
CRE:
Investor owned	$301,152	$259,555	$560,707
Owner occupied	79,778	158,875	238,653
Multifamily	103,119	74,032	177,151
Secured by single family residence	70,437	124,057	194,494
Land and construction	20,395	23,484	43,879
SBA secured by real estate	22,693	408,269	430,962
Commercial business:
C&I	123,393	338,431	461,824
SBA non-real estate secured	117	31,148	31,265
Consumer	614	1,415	2,029

Total Loans	$721,698	$1,419,266	$2,140,964

	December 31, 2025
(Dollars in thousands)	Fixed Interest Rates	Floating or Adjustable Rates	Total
CRE:
Investor owned	$296,573	$281,157	$577,730
Owner occupied	73,191	163,432	236,623
Multifamily	90,365	65,576	155,941
Secured by single family residence	72,894	125,849	198,743
Land and construction	16,444	30,585	47,029
SBA secured by real estate	12,660	390,949	403,609
Commercial business:
C&I	125,737	345,789	471,526
SBA non-real estate secured	121	32,732	32,853
Consumer	634	1,459	2,093

Total Loans	$688,619	$1,437,528	$2,126,147

	December 31, 2024
(Dollars in thousands)	Fixed Interest Rates	Floating or Adjustable Rates	Total
CRE:
Investor owned	$275,492	$297,167	$572,659
Owner occupied	51,956	171,486	223,442
Multifamily	100,284	62,046	162,330
Secured by single family residence	93,464	105,115	198,579
Land and construction	23,733	38,905	62,638
SBA secured by real estate	9,361	392,629	401,990
Commercial business:
C&I	118,704	322,478	441,182
SBA non-real estate secured	1,108	19,097	20,205
Consumer	715	1,409	2,124

Total Loans	$674,817	$1,410,332	$2,085,149

	December 31, 2023
(Dollars in thousands)	Fixed Interest Rates	Floating or Adjustable Rates	Total
CRE:
Investor owned	$293,811	$289,258	$583,069
Owner occupied	42,743	159,809	202,552
Multifamily	113,283	55,041	168,324
Secured by single family residence	74,390	71,980	146,370
Land and construction	—	33,655	33,655
SBA secured by real estate	6,386	342,844	349,230
Commercial business:
C&I	110,613	241,592	352,205
SBA non-real estate secured	310	8,171	8,481
Consumer	794	2,481	3,275

Total Loans	$642,330	$1,204,831	$1,847,161

A substantial portion of our loan portfolio consists of floating- or adjustable-rate loans. Floating- and adjustable-rate loans may reprice as market interest rates change, which can affect interest income, borrower debt service requirements, and credit risk. We monitor the interest rate characteristics of the loan portfolio as part of our overall asset-liability management and credit risk management processes.

Asset Quality

Our primary objective is to maintain strong asset quality through disciplined underwriting, active credit administration and ongoing portfolio monitoring. We assign risk ratings to loans at origination based on the underlying characteristics of the transaction, including borrower strength, repayment capacity, collateral cash flow, and collateral coverage. As part of our internal periodic loan review, risk ratings are reviewed and updated as new information becomes available, including updated borrower financial information, collateral performance, payment patterns, delinquency status, and changes in collateral condition. Particular emphasis is placed on the commercial portfolio, where risk assessments are reevaluated through ongoing review of commercial property operating statements, borrower financial statements, payment performance, delinquencies, and tax and insurance compliance. Assigned risk ratings are an integral part of management’s assessment of the adequacy of the allowance for credit losses. Like other financial institutions, we are subject to the risk that our loan portfolio may experience increased credit pressure due to changes in borrower performance, collateral values, market conditions, or general economic conditions.

Nonperforming Assets

Nonperforming assets consist of nonperforming loans and OREO. Loans are generally placed on nonaccrual status when reasonable doubt exists as to the full and timely collection of principal or interest, or when a loan becomes contractually past due 90 days or more, unless the loan is both well secured and in the process of collection. When a loan is placed on nonaccrual status, previously accrued but uncollected interest is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent cash is received and collection of the remaining principal is probable. A loan is returned to accrual status when it is brought current as to principal and interest and, in management’s judgment, the borrower has demonstrated a sustained ability to perform and the loan is estimated to be fully collectible.

The following table provides details of our nonperforming assets and related asset quality ratios as of the dates indicated:

(Dollars in thousands)	March 31, 2026	December 31, 2025	December 31, 2024	December 31, 2023
Nonaccrual loans
CRE:
Investor owned	$—	$1,577	$—	$—
Owner occupied	2,107	2,107	3,192	1,178
Multifamily	—	—	—	—
Secured by single family residence	20,883	12,758	—	—
Land and construction	1,699	1,699	—	—
SBA secured by real estate	5,799	4,572	5,782	—
Commercial business:
C&I	1,285	16,048	2,500	2,500
SBA non-real estate secured	2,811	3,466	—	1,350
Consumer	—	—	—	—

Total nonaccrual loans	$34,584	$42,227	$11,474	$5,028

(Dollars in thousands)	March 31, 2026	December 31, 2025	December 31, 2024	December 31, 2023
Loans past due 90 days or more and still accruing
CRE:
Investor owned	$—	$—	$—	$—
Owner occupied	—	—	—	—
Multifamily	—	—	—	—
Secured by single family residence	—	—	—	—
Land and construction	—	—	—	—
SBA secured by real estate	—	—	—	—
Commercial business:	—	—	—	—
C&I	—	—	—	—
SBA non-real estate secured	—	—	—	—
Consumer	—	—	—	—

Total loans past due 90 days or more and still accruing	—	—	—	—
Total nonperforming loans	34,584	42,227	11,474	5,028

Other real estate owned	8,568	8,568	—	—

Total nonperforming assets	$43,152	$50,795	$11,474	$5,028

Allowance for loan losses to nonaccrual loans	87.43%	69.44%	237.64%	486.79%
Nonperforming loans/ Total loans held for investment	1.62%	1.99%	0.55%	0.27%
Nonperforming assets/ Total assets	1.60%	2.00%	0.47%	0.23%
Total Assets	$2,693,926	$2,535,057	$2,424,011	$2,152,468
Total loans held for investment	$2,140,964	$2,126,147	$2,085,149	$1,847,161
Allowance for loan losses	$30,236	$29,323	$27,267	$24,476

Total nonperforming assets were $43.2 million, or 1.6% of total assets, at March 31, 2026, compared to $50.8 million, or 2.0% of total assets, at December 31, 2025. The decrease was primarily due to a $7.6 million decrease in nonaccrual loans primarily due to loan payoffs and paydowns, while OREO remained unchanged at $8.6 million. Nonperforming loans decreased to $34.6 million at March 31, 2026, compared to $42.2 million at December 31, 2025, and nonperforming loans to loans held for investment decreased to 1.6% from 2.0% over the same period.

Total nonperforming assets were $50.8 million, or 2.0% of total assets, at December 31, 2025, compared to $11.5 million, or 0.5% of total assets, at December 31, 2024. The $39.3 million increase was primarily due to the deterioration of two customer relationships totaling $23.2 million, which were impacted by the 2025 Southern California wildfires, and payment delinquencies on SBA loans totaling $8.0 million that were moved to non-accrual status. During 2025, nonperforming loans totaling $8.6 million were reclassified to OREO. Nonperforming loans to loans held for investment increased to 2.0% at December 31, 2025, compared to 0.6% at December 31, 2024.

Total nonperforming assets were $11.5 million, or 0.5% of total assets, at December 31, 2024, compared to $5.0 million, or 0.2% of total assets, at December 31, 2023. The increase was due to higher nonaccrual loans, primarily attributable to the deterioration of one SBA relationship that was moved to nonaccrual status. There was no OREO balance at either December 31, 2024 or December 31, 2023.

Potential Problem Loans

We utilize a risk grading system to evaluate the credit quality of our loan portfolio and to assist in assessing the adequacy of the allowance for credit losses. All loans are assigned a risk category at origination, and risk ratings are reviewed and updated as new information becomes available. Our primary risk ratings include Pass, Special Mention, Substandard, Doubtful, and Loss.

Pass. Loans in this category are of acceptable quality, with borrowers demonstrating adequate financial condition, repayment capacity, and performance under the contractual terms of the loan.

Special Mention. Loans in this category exhibit potential weaknesses that warrant management’s close attention. If left uncorrected, these weaknesses may result in deterioration of repayment prospects or of the Company’s credit position at a future date. Loans in this category are not considered to have well-defined weaknesses that would warrant a Substandard classification.

Substandard. Loans in this category are inadequately protected by the current net worth and repayment capacity of the borrower or by the collateral pledged, if any. These loans have a well-defined weakness or weaknesses that jeopardize repayment and are characterized by the distinct possibility that the Company may sustain some loss if the deficiencies are not corrected.

Doubtful. Loans in this category have all the weaknesses inherent in loans classified Substandard, with the added characteristic that collection or liquidation in full is highly questionable and improbable based on currently existing facts, conditions and values.

Loss. Loans in this category are considered uncollectible and of such little value that continuation as a bankable asset is not warranted.

Loans graded Substandard, Doubtful, or Loss are collectively referred to as classified loans. Loans graded Special Mention, Substandard, Doubtful, or Loss are collectively referred to as criticized loans.

The following tables show our levels of classified and special mention loans as of the dates indicated:

	March 31, 2026
(Dollars in thousands)	Special Mention	Substandard	Doubtful	Loss	Total
CRE:
Investor owned	$—	$2,873	$—	$—	$2,873
Owner occupied	—	10,124	—	—	10,124
Multifamily	—	—	—	—	—
Secured by single family residence	—	22,419	—	—	22,419
Land and construction	—	1,699	—	—	1,699
SBA secured by real estate	8,505	13,727	—	—	22,232
Commercial business:
C&I	360	5,686	—	—	6,046
SBA non-real estate secured	—	2,925	—	—	2,925
Consumer	—	—	—	—	—

Total Loans	$8,865	$59,453	$—	$—	$68,318

	December 31, 2025
(Dollars in thousands)	Special Mention	Substandard	Doubtful	Loss	Total
CRE:
Investor owned	$—	$4,461	$—	$—	$4,461
Owner occupied	—	10,163	—	—	10,163
Multifamily	—	—	—	—	—
Secured by single family residence	—	13,109	—	—	13,109
Land and construction	—	1,699	—	—	1,699
SBA secured by real estate	8,516	9,652	—	—	18,168
Commercial business:
C&I	391	19,195	2,410	—	21,996
SBA non-real estate secured	—	3,586	—	—	3,586
Consumer	—	—	—	—	—

Total Loans	$8,907	$61,865	$2,410	$—	$73,182

	December 31, 2024
(Dollars in thousands)	Special Mention	Substandard	Doubtful	Loss	Total
CRE:
Investor owned	$—	$—	$—	$—	$—
Owner occupied	3,676	3,192	—	—	6,868
Multifamily	—	—	—	—	—
Secured by single family residence	—	196	—	—	196
Land and construction	—	—	—	—	—
SBA secured by real estate	5,913	8,985	—	—	14,898
Commercial business:
C&I	—	2,744	—	—	2,744
SBA non-real estate secured	—	—	—	—	—
Consumer	—	—	—	—	—

Total Loans	$9,589	$15,117	$—	$—	$24,706

	December 31, 2023
(Dollars in thousands)	Special Mention	Substandard	Doubtful	Loss	Total
CRE:
Investor owned	$—	$—	$—	$—	$—
Owner occupied	3,940	4,911	—	—	8,851
Multifamily	—	—	—	—	—
Secured by single family residence	2,916	—	—	—	2,916
Land and construction	—	—	—	—	—
SBA secured by real estate	7,296	2,117	—	—	9,413
Commercial business:
C&I	—	2,500	—	—	2,500
SBA non-real estate secured	—	1,350	—	—	1,350
Consumer	—	—	—	—	—

Total Loans	$14,152	$10,878	$—	$—	$25,030

Criticized loans were $68.3 million at March 31, 2026, compared to $73.2 million at December 31, 2025. The decrease was primarily due to reductions in substandard nonaccrual commercial business loans and certain

CRE loans driven by paydowns of nonaccrual loans, partially offset by increases in substandard nonaccrual loans secured by single-family real estate and SBA real estate-secured loans. Classified loans were $59.5 million at March 31, 2026, compared to $64.3 million at December 31, 2025. Special mention loans remained relatively consistent at $8.9 million at both March 31, 2026 and December 31, 2025.

Criticized loans increased during 2025 compared to 2024, primarily driven by higher substandard balances, including loans placed on nonaccrual status during 2025. Criticized and classified loan levels also increased during 2024 compared to 2023.

Allowance for Credit Losses

The allowance for credit losses is a valuation allowance for management’s estimate of expected credit losses in the loan portfolio as of the balance sheet date. The allowance is established through a provision for credit losses charged to earnings. Loans are charged against the allowance for credit losses when management believes the collectability of the principal is unlikely. Subsequent recoveries of previously charged-off amounts are credited to the allowance for credit losses.

Our allowance for credit losses methodology is based on the CECL accounting standard. We estimate the allowance for credit losses using a methodology that considers historical loss experience, current conditions, and reasonable and supportable forecasts over the contractual life of the loans. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The total allowance for credit losses is available to absorb losses from any loan in the portfolio.

The following table presents management’s allocation of the allowance for credit losses by loan category as of the dates indicated:

	March 31, 2026		December 31, 2025		December 31, 2024		December 31, 2023
(Dollars in thousands)	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
Collectively Evaluated Reserve:
CRE:
Investor owned	$8,547	28.3%	$8,355	28.5%	$8,468	31.1%	$8,424	34.4%
Owner occupied	2,416	8.0%	2,194	7.5%	2,386	8.8%	2,156	8.8%
Multifamily	1,804	6.0%	1,610	5.5%	1,580	5.8%	1,658	6.8%
Secured by single family residence	3,070	10.2%	2,672	9.1%	2,945	10.8%	2,174	8.9%
Land and construction	501	1.7%	621	2.1%	1,121	4.1%	724	3.0%
SBA secured by real estate	4,906	16.2%	4,248	14.5%	4,224	15.5%	3,519	14.4%
Commercial business:
C&I	6,680	22.1%	6,595	22.5%	4,200	15.4%	4,403	18.0%
SBA non-real estate secured	958	3.2%	809	2.8%	307	1.1%	113	0.5%
Consumer	17	0.1%	24	0.1%	36	0.1%	55	0.2%

Total Collectively Evaluated	28,899	95.6%	27,128	92.5%	25,267	92.7%	23,226	94.9%
Individually Evaluated Reserve:
CRE	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Commercial business	1,337	4.4%	2,195	7.5%	2,000	7.3%	1,250	5.1%
Consumer	—	0.0%	—	0.0%	—	0.0%	—	0.0%

Total individually evaluated	1,337	4.4%	2,195	7.5%	2,000	7.3%	1,250	5.1%

Allowance for loan losses	$30,236	100.0%	$29,323	100.0%	$27,267	100.0%	$24,476	100.0%

The following table provides information on the activity within the allowance for loan losses as of and for the periods indicated:

	For the Three Months Ended		For the Year Ended December 31,
	March 31, 2026		2025		2024		2023
(Dollars in thousands)	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
Loans held for investment	$2,140,964		$2,126,147		$2,085,149		$1,847,161
Allowance for loan losses (Beginning of Period)	29,323		27,267		24,476		19,152
Cumulative effect of change in accounting principle	—		—		—		1,910
Net (charge-offs) recoveries:
CRE:
Investor owned	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Owner occupied	—	0.00%	(1,061)	(0.05)%	—	0.00%	—	0.00%
Multifamily	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Secured by single family residence	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Land and construction	—	0.00%	—	0.00%	—	0.00%	—	0.00%
SBA secured by real estate	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Commercial business:
C&I	(976)	(0.05)%	(3,650)	(0.17)%	—	0.00%	8,609	0.47%
SBA non-real estate secured	(137)	(0.01)%	—	0.00%	(130)	(0.01)%	—	0.00%
Consumer	—	0.00%	—	0.00%	—	0.00%	—	0.00%

Net charge-offs	(1,113)	(0.05)%	(4,711)	(0.22)%	(130)	(0.01)%	8,609	0.47%
Provision for (reversal of) loan losses	$2,026		$6,767		$2,921		$(5,195)

Allowance for loan losses	$30,236		$29,323		$27,267		$24,476

Allowance for loan and lease losses/Loans held for investment	1.41%		1.38%		1.31%		1.33%

The allowance for loan losses was $30.2 million, or 1.41% of loans held for investment, at March 31, 2026, compared to $29.3 million, or 1.4%, at December 31, 2025. The increase in the allowance during the three months ended March 31, 2026 was primarily due to higher levels of past due loans, loan growth, $1.1 million of net charge-offs, and increased weighting toward the downside economic scenario used in the Company’s CECL model, partially offset by lower reserves on individually evaluated loans, primarily driven by loan paydowns.

The allowance for loan losses was $29.3 million, or 1.4% of loans held for investment, at December 31, 2025, compared to $27.3 million, or 1.3%, at December 31, 2024. The increase in the allowance in 2025 was primarily due to higher provision expense, partially offset by net charge-offs. The Company recorded provision for credit losses of $5.9 million for the year ended December 31, 2025, compared to $2.7 million for 2024. Net charge-offs were $4.7 million for 2025, compared to net charge-offs of $130 thousand for 2024.

The allowance for loan losses was $27.3 million, or 1.3% of loans held for investment, at December 31, 2024, compared to $24.5 million, or 1.3%, at December 31, 2023. The Company recorded provision for credit losses of $2.7 million for 2024, compared to a reversal of provision for credit losses of $6.1 million for 2023. The reversal in 2023 was primarily due to significant recoveries of previously charged-off loans, including a recovery on a loan acquired in a 2013 merger.

Investment Portfolio

Our investment portfolio is managed in accordance with board-approved policies that emphasize liquidity, high credit quality and disciplined interest rate risk management. We primarily invest in U.S. government agency mortgage-backed securities, U.S. Treasury and agency securities, SBA loan pool securities, municipal securities and a limited amount of investment-grade corporate obligations. Securities are classified as available for sale and carried at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. We did not hold any securities classified as held to maturity or trading securities as of March 31, 2026, December 31, 2025, December 31, 2024 or December 31, 2023.

The following table presents the carrying value of our investment portfolio as of the dates indicated:

	March 31, 2026		December 31, 2025		December 31, 2024		December 31, 2023
(Dollars in thousands)	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total
Securities available for sale:
U.S. Treasury securities	$—	0.0%	$—	0.0%	$4,973	3.4%	$11,277	11.0%
U.S. Agency	2,483	1.1%	6,514	3.0%	—	0.0%	—	0.0%
Municipal securities	2,281	1.0%	2,303	1.1%	—	0.0%	—	0.0%
SBA Loan Pool securities	5,096	2.3%	2,814	1.3%	3,042	2.1%	3,236	3.2%
Mortgage-backed securities	209,429	94.8%	204,593	93.9%	135,746	93.5%	86,608	84.5%
Corporate debt securities	1,619	0.7%	1,613	0.7%	1,478	1.0%	1,378	1.3%

Total	$220,908	100.0%	$217,837	100.0%	$145,238	100.0%	$102,499	100.0%

The carrying value of available for sale securities was $220.9 million at March 31, 2026, compared to $217.8 million at December 31, 2025, an increase of $3.1 million, or 1.4%. The increase was primarily due to purchases of securities, partially offset by principal paydowns and changes in the fair value of the portfolio.

The carrying value of available for sale securities was $217.8 million at December 31, 2025, compared to $145.2 million at December 31, 2024, an increase of $72.6 million, or 50.0%. The increase was primarily due to purchases of mortgage-backed securities, U.S. agency and municipal securities, partially offset by runoff of U.S. Treasury securities. Mortgage-backed securities increased $68.8 million to $204.6 million at December 31, 2025, compared to $135.7 million at December 31, 2024.

The carrying value of available for sale securities was $145.2 million at December 31, 2024, compared to $102.5 million at December 31, 2023, an increase of $42.7 million, or 41.7%. The increase was primarily due to purchases of mortgage-backed securities, partially offset by a decrease in U.S. Treasury securities.

Mortgage-backed securities represented 94.8%, 93.9%, 93.5% and 84.5% of the available for sale securities portfolio at March 31, 2026, December 31, 2025, December 31, 2024 and December 31, 2023, respectively. We monitor the portfolio’s duration, cash flow characteristics and unrealized loss position as part of our asset-liability management and liquidity risk management processes.

The following tables present the book value of our investment securities by their stated maturities, as well as the weighted average yields for each maturity range for the periods indicated. Weighted-average yields are an arithmetic computation of income within each maturity range based on the amortized cost of securities.

	March 31, 2026
	Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after ten years
(Dollars in thousands)	Carrying Value	Weighted Avg Yield	Carrying Value	Weighted Avg Yield	Carrying Value	Weighted Avg Yield	Carrying Value	Weighted Avg Yield
Securities available for sale:
U.S. Treasury securities	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%
U.S. Agency	—	0.00%	—	0.00%	2,483	4.57%	—	0.00%
Municipal securities	—	0.00%	—	0.00%	2,281	4.40%	—	0.00%
SBA Loan Pool securities	348	2.56%	—	0.00%	4,748	3.87%	—	0.00%
Mortgage-backed securities	—	0.00%	176	2.53%	36,408	1.73%	172,845	4.42%
Corporate debt securities	—	0.00%	—	0.00%	1,619	4.21%	—	0.00%

Total	$348	2.56%	$176	2.53%	$47,539	2.30%	$172,845	4.42%

	December 31, 2025
	Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after ten years
(Dollars in thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities available for sale:
U.S. Treasury securities	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%
U.S. Agency	—	0.00%	2,506	4.61%	4,008	5.07%	—	0.00%
Municipal securities	—	0.00%	—	0.00%	2,303	4.36%	—	0.00%
SBA Loan Pool securities	—	0.00%	348	2.53%	2,467	2.97%	—	0.00%
Mortgage-backed securities	—	0.00%	—	0.00%	11,462	2.12%	193,130	4.06%
Corporate debt securities	—	0.00%	—	0.00%	1,613	4.22%	—	0.00%

Total	$—	0.00%	$2,854	4.36%	$21,853	3.15%	$193,130	4.06%

	December 31, 2024
	Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after ten years
(Dollars in thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities available for sale:
U.S. Treasury securities	$4,973	1.87%	$—	0.00%	$—	0.00%	$—	0.00%
U.S. Agency	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Municipal securities	—	0.00%	—	0.00%	—	0.00%	—	0.00%
SBA Loan Pool securities	—	0.00%	413	2.57%	2,629	3.07%	—	0.00%
Mortgage-backed securities	—	0.00%	—	0.00%	5,483	3.32%	130,264	3.70%
Corporate debt securities	—	0.00%	—	0.00%	1,478	4.61%	—	0.00%

Total	$4,973	1.87%	$413	2.57%	$9,589	3.45%	$130,264	3.70%

	December 31, 2023
	Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after ten years
(Dollars in thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities Available for Sale:
U.S. Treasury securities	$6,446	2.22%	$4,831	1.92%	$—	0.00%	$—	0.00%
U.S. Agency	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Municipal securities	—	0.00%	—	0.00%	—	0.00%	—	0.00%
SBA Loan Pool securities	—	0.00%	533	2.56%	2,703	3.10%	—	0.00%
Mortgage-backed securities	—	0.00%	—	0.00%	3,784	1.87%	82,823	2.36%
Corporate debt securities	—	0.00%	—	0.00%	1,378	4.94%	—	0.00%

Total	$6,446	2.22%	$5,364	1.99%	$7,865	2.83%	$82,823	2.36%

The contractual maturity of mortgage-backed securities does not necessarily reflect their expected lives because borrowers may prepay the underlying loans. As a result, mortgage-backed securities are presented based on contractual maturity, while management also evaluates expected cash flows, prepayment assumptions and duration as part of its investment portfolio and interest rate risk management processes.

At March 31, 2026, securities with contractual maturities greater than ten years totaled $172.8 million, or 78.2% of the available for sale securities portfolio, compared to $193.1 million, or 88.7%, at December 31, 2025, $130.3 million, or 89.7%, at December 31, 2024, and $82.8 million, or 80.8%, at December 31, 2023. Securities with contractual maturities greater than ten years consisted entirely of mortgage-backed securities at each period presented.

The following tables present the fair value of our securities as of the dates indicated:

(Dollars in thousands)		Gross	Gross
	Amortized	Unrealized	Unrealized
March 31, 2026	Cost	Gains	Losses	Fair Value
Securities available for sale:
U.S. Agency	$2,493	$—	$(10)	$2,483
Municipal securities	2,305	—	(24)	2,281
SBA Loan Pool securities	5,223	18	(145)	5,096
Mortgage-backed securities	217,080	708	(8,359)	209,429
Corporate debt securities	1,750	—	(131)	1,619

Total	$228,851	$726	$(8,669)	$220,908

December 31, 2025	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. Agency	$6,500	$14	$—	$6,514
Municipal securities	2,308	—	(5)	2,303
SBA Loan Pool securities	2,941	—	(127)	2,814
Mortgage-backed securities	211,295	1,077	(7,779)	204,593
Corporate debt securities	1,750	—	(137)	1,613

Total	$224,794	$1,091	$(8,048)	$217,837

December 31, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. Agency	$4,999	$—	$(26)	$4,973
SBA Loan Pool securities	3,282	—	(241)	3,041
Mortgage-backed securities	147,332	206	(11,792)	135,746
Corporate debt securities	1,750	—	(272)	1,478

Total	$157,363	$206	$(12,331)	$145,238

December 31, 2023	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. Agency	$11,490	$—	$(213)	$11,277
SBA Loan Pool securities	3,532	—	(296)	3,236
Mortgage-backed securities	97,874	90	(11,356)	86,608
Corporate debt securities	1,750	—	(372)	1,378

Total	$114,646	$90	$(12,237)	$102,499

At March 31, 2026, the available for sale securities portfolio had gross unrealized losses of $8.7 million, compared to $8.0 million at December 31, 2025, $12.3 million at December 31, 2024 and $12.2 million at December 31, 2023. The net unrealized loss position was $7.9 million at March 31, 2026, compared to $7.0 million at December 31, 2025, $12.1 million at December 31, 2024 and $12.1 million at December 31, 2023. The unrealized losses were primarily related to changes in market interest rates and spread conditions affecting mortgage-backed securities and other fixed-rate debt securities. Management evaluates available for sale securities in an unrealized loss position to determine whether any decline in fair value is attributable to credit-related factors. Based on this evaluation, management determined that the unrealized losses were not attributable to credit deterioration. The Company does not intend to sell, and it is not more likely than not that it will be required to sell, the affected securities before recovery of their amortized cost. Accordingly, no credit-related impairment was recognized in earnings for the periods presented.

Liabilities

Deposits are our primary source of funding and represented 98.1% of our total liabilities as of March 31, 2026, compared to 97.9% as of December 31, 2025.

Total liabilities were $2.4 billion at March 31, 2026, compared to $2.3 billion at December 31, 2025, an increase of $150.1 million, or 6.6%. The increase was primarily driven by a $150.8 million increase in total deposits and a $2.3 million increase in accrued interest payable and other liabilities, partially offset by a $3.0 million decrease in borrowings.

Total liabilities were $2.3 billion at December 31, 2025, compared to $2.2 billion at December 31, 2024, an increase of $70.6 million, or 3.2%. The increase was primarily driven by growth in total deposits, partially offset by a decrease in borrowings.

Total liabilities were $2.2 billion at December 31, 2024, compared to $2.0 billion at December 31, 2023, an increase of $233.8 million, or 11.9%. The increase was primarily driven by growth in total deposits, partially offset by a decrease in borrowings.

Deposits

We are focused on growing deposits by deepening relationships with our existing clients and expanding our client base. We believe our relationship-based strategy has been key to our historical deposit growth and ability to maintain a stable funding base. Our loan-to-deposit ratio was 90.2% at March 31, 2026, compared to 95.7% at December 31, 2025, 97.8% at December 31, 2024 and 98.6% at December 31, 2023. We calculate the loan-to-deposit ratio as total loans held for investment and loans held for sale, before allowance for credit losses, divided by total deposits.

Total deposits were $2.4 billion at March 31, 2026, compared to $2.2 billion at December 31, 2025, an increase of $150.8 million, or 6.8%. The increase was driven by a $166.3 million increase in non-brokered deposits, partially offset by a $15.5 million decrease in brokered deposits. Noninterest-bearing deposits increased $129.7 million during the period, while interest-bearing non-brokered deposits increased $36.6 million.

Total deposits were $2.2 billion at December 31, 2025, compared to $2.1 billion at December 31, 2024, an increase of $89.4 million, or 4.2%. Total deposits were $2.1 billion at December 31, 2024, compared to $1.9 billion at December 31, 2023, an increase of $259.1 million, or 13.8%. The annual increases reflected continued growth in client deposits.

The following tables present our deposit composition, average balances and average rates paid for the periods indicated:

	For the Three Months Ended March 31,
	2026			2025
(Dollars in thousands)	Average Balance	Average Rate	Percent of Total Deposits	Average Balance	Average Rate	Percent of Total Deposits
Noninterest-bearing deposits	$640,076	0.00%	28.1%	$594,408	0.00%	27.3%
Interest bearing demand deposits, excluding brokered	297,364	0.79%	13.1%	244,301	1.61%	11.2%
Savings and money market, excluding brokered	1,057,767	2.41%	46.5%	955,259	2.90%	44.0%
Time deposits, excluding brokered	216,661	3.47%	9.5%	196,375	4.04%	9.0%
Total brokered deposits	61,950	4.28%	2.7%	183,059	4.75%	8.4%

Total Deposits	$2,273,818	1.67%	100.0%	$2,173,402	2.22%	100.0%

	For the Year Ended December 31,
	2025			2024			2023
(Dollars in thousands)	Average Balance	Average Rate	Percent of Total Deposits	Average Balance	Average Rate	Percent of Total Deposits	Average Amount	Average Rate	Percent of Total Deposits
Noninterest-bearing deposits	$625,673	0.00%	28.1%	$560,422	0.00%	28.2%	$632,652	0.00%	37.4%
Interest-bearing demand deposits, excluding brokered	261,661	1.31%	11.8%	142,543	1.51%	7.2%	102,972	1.57%	6.1%
Savings and money market, excluding brokered	1,001,107	2.80%	45.0%	852,130	3.35%	42.9%	659,191	2.43%	38.9%
Time deposits, excluding brokered	220,809	3.79%	9.9%	171,048	4.17%	8.6%	105,810	3.08%	6.3%
Total brokered deposits	115,776	4.52%	5.2%	262,266	5.01%	13.2%	192,060	5.05%	11.3%

Total Deposits	$2,225,026	2.03%	100.0%	$1,988,409	2.56%	100.0%	$1,692,685	1.81%	100.0%

Average total deposits increased $100.4 million, or 4.6%, to $2.3 billion for the three months ended March 31, 2026, compared to $2.2 billion for the same period in 2025. The cost of total deposits decreased 55 basis points to 1.67% for the three months ended March 31, 2026, compared to 2.22% for the same period in 2025. The decrease in the cost of total deposits was primarily due to lower rates paid on interest-bearing deposit products and a lower level of brokered deposits.

Average total deposits increased $236.6 million, or 11.9%, to $2.2 billion for the year ended December 31, 2025, compared to $2.0 billion for 2024. The cost of total deposits decreased 53 basis points to 2.03% for 2025, compared to 2.56% for 2024.

Average total deposits increased $295.7 million, or 17.5%, to $2.0 billion for the year ended December 31, 2024, compared to $1.7 billion for 2023. The cost of total deposits increased 75 basis points to 2.56% for 2024, compared to 1.81% for 2023, reflecting the higher interest rate environment.

As of March 31, 2026, uninsured deposits, net of collateralized and fiduciary deposit accounts, represented 52.9% of total deposits, compared to 49.4% as of December 31, 2025.

The following table sets forth the estimated deposits exceeding the FDIC insurance limit:

(Dollars in thousands)	March 31, 2026	December 31, 2025
Uninsured deposits	$1,346,732	$1,162,936

The Bank is a member of IntraFi, which offers deposit placement services, including both the CDARS and ICS programs, that qualify large deposits for FDIC insurance. These reciprocal deposit structures offer protection to depositors by fully insuring deposits with other network banks, thereby helping the Bank retain the full amount of the deposits on its balance sheet and enhancing the Company’s funding stability.

At March 31, 2026, the Company’s FDIC-insured deposits as a percentage of total deposits was 56.7%. Insured and collateralized deposits comprised 52.9% of total deposits at March 31, 2026. At December 31, 2025, the Company’s FDIC-insured deposits as a percentage of total deposits was 52.2%. Insured and collateralized deposits comprised 49.4% of total deposits at December 31, 2025.

The estimated aggregate amount of time deposits in excess of the FDIC insurance limit was $73.5 million at March 31, 2026 and $73.3 million at December 31, 2025. The following tables set forth the maturity of time deposits as of March 31, 2026 and December 31, 2025:

	March 31, 2026
(Dollars in thousands)	$250,000 or Greater	Less than $250,000	Total	Uninsured Portion
Three months or less	$36,346	$69,912	$106,258	$28,846
Over three through six months	29,666	15,944	45,610	22,166
Over six through twelve months	52,886	30,490	83,376	18,122
Over twelve months	26,373	4,284	30,657	4,396

Total	$145,271	$120,630	$265,901	$73,530

	December 31, 2025
(Dollars in thousands)	$250,000 or Greater	Less than $250,000	Total	Uninsured Portion
Three months or less	$45,391	$63,900	$109,291	$25,891
Over three through six months	21,963	28,707	50,670	17,213
Over six through twelve months	35,841	26,348	62,189	18,694
Over twelve months	57,657	3,563	61,220	11,549

Total	$160,852	$122,518	$283,370	$73,347

FHLB Advances and Other Borrowings

We utilize collateralized advances from the FHLB of San Francisco, as well as other borrowing sources, to supplement liquidity and manage funding needs. Total borrowings were $26.0 million at March 31, 2026, compared to $29.0 million at December 31, 2025, a decrease of $3.0 million, or 10.3%. The decrease was due to the maturity of a $3.0 million FHLB advance during the first quarter of 2026. FHLB advances totaled $8.0 million at March 31, 2026, compared to $11.0 million at December 31, 2025. Other borrowings, consisting primarily of subordinated notes, were $18.0 million at both March 31, 2026 and December 31, 2025.

Total borrowings were $29.0 million at December 31, 2025, compared to $46.0 million at December 31, 2024, a decrease of $17.0 million, or 37.0%. The decrease was due to the repayment or maturity of FHLB advances during 2025. FHLB advances totaled $11.0 million at December 31, 2025, compared to $28.0 million at December 31, 2024. Other borrowings remained relatively stable at approximately $18.0 million at both dates.

Total borrowings were $46.0 million at December 31, 2024, compared to $75.0 million at December 31, 2023, a decrease of $29.0 million, or 38.7%. The decrease was primarily due to lower FHLB advances, while other borrowings remained relatively stable.

At March 31, 2026, loans with a principal balance of approximately $737.7 million and securities with a principal balance of approximately $5.2 million were pledged as collateral to the FHLB. At March 31, 2026, the Company had remaining FHLB financing availability of approximately $530.1 million, after consideration of FHLB borrowings outstanding and a $6.0 million letter of credit to secure deposits.

The Company also maintains borrowing capacity through the Federal Reserve Bank and correspondent bank lines. As of March 31, 2026, loans with a principal balance of approximately $802.1 million were pledged as collateral to the Federal Reserve Bank, with related borrowing capacity of approximately $591.1 million. There was no balance outstanding under this arrangement at March 31, 2026. The Company also had borrowing lines with correspondent banks totaling $100.0 million at March 31, 2026, with no balances outstanding.

The Company has outstanding fixed-to-floating subordinated notes that qualify as Tier 2 regulatory capital. The Company issued $18.0 million of fixed-to-floating subordinated notes on April 24, 2019, with a final maturity of April 25, 2029. The notes accrued interest at a fixed rate of 6.00% for the first five years, through April 25, 2024. After April 25, 2024, interest accrues at a variable rate equal to three-month SOFR plus 3.42%. The total variable rate on the notes was 7.35% at March 31, 2026 and 7.54% at December 31, 2025. Debt issuance costs were $0.1 million and are being amortized through the maturity date. The balance, net of issuance costs, was $18.0 million at March 31, 2026 and December 31, 2025.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into financial instruments with off-balance sheet risk to meet the financing needs of our customers. These instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in our consolidated balance sheets.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require payment of a fee. Because many commitments are expected to expire without being fully drawn, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is generally the same as the credit risk involved in extending loan facilities to customers.

Because many commitments are expected to expire unused or only partially funded, the contractual amounts do not necessarily represent future cash requirements; however, the Company considers these commitments in its liquidity management and maintains a reserve for expected credit losses on unfunded commitments.

The following table summarizes our off-balance sheet financial instruments whose contractual amounts represent credit risk as of the dates indicated:

(Dollars in thousands)	March 31, 2026	December 31, 2025	December 31, 2024	December 31, 2023
Financial instruments whose contract amounts represent credit risks:
Commitments to extend credit	$337,957	$315,180	$357,840	$308,991
Standby letters of credit	8,114	7,541	6,131	11,587

Total	$346,071	$322,721	$363,971	$320,578

At March 31, 2026, commitments to extend credit totaled $338.0 million, compared to $315.2 million at December 31, 2025, $357.8 million at December 31, 2024 and $309.0 million at December 31, 2023. Standby letters of credit totaled $8.1 million at March 31, 2026, compared to $7.5 million at December 31, 2025, $6.1 million at December 31, 2024 and $11.6 million at December 31, 2023.

We evaluate each customer’s creditworthiness on a case-by-case basis and use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet loans. The amount and type of collateral obtained, if deemed necessary, is based on management’s credit evaluation. Collateral may include marketable investment securities, accounts receivable, inventory, equipment, real estate and deposits.

In addition, we had unfunded commitments to contribute capital to LIHTC and other CRA-related investments totaling $1.3 million at March 31, 2026, compared to $2.4 million at December 31, 2025. These commitments are not expected to have a material effect on our liquidity, capital resources or results of operations.

Other than the commitments described above, we did not have off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

Liquidity Management

Our primary sources of funds are deposits, principal and interest payments on loans, FHLB advances and other borrowings, and income from investments to meet our financial obligations, which arise primarily from the withdrawal of deposits, extension of credit, and payment of operating expenses. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competition.

The Bank Board and the Board are ultimately responsible for ensuring policies and procedures are in place that provide for the safety and soundness management of assets and liabilities of the Bank, including liquidity management and interest rate risk policies to ensure these policies are effectively implemented. At the management level, the ALCO establishes the liquidity guidelines and reviews its ongoing compliance with the policies approved by the Board.

The objective of liquidity management is to ensure liquidity risk is monitored and controlled. Liquidity risk is the possibility that the Company will not be able to fund present and future obligations as they come due because of an inability to liquidate assets or obtain adequate funding at a reasonable cost. The Bank and the Company have developed tools to appropriately identify, measure, monitor, and control funding and liquidity risk. These tools include daily, monthly, and quarterly reports and risk measures, cash flow projections, stress testing, and a formalized Contingency Funding Plan (“CFP”) as primary tools for measuring and managing liquidity risk. The CFP provides a framework for the Company to evaluate increasingly severe illiquid situations and monitor the availability of funding over these scenarios and addresses the actions that the Company would take in response to both a short-term and long-term funding crisis.

We seek to maintain a level of liquid assets to ensure a safe and sound operation. Our liquid assets are comprised of unrestricted cash, short-term investments, and unpledged available for sale investments securities. The levels of these assets are dependent on our operating, lending, and investing activities during any given period. We endeavor to take a prudent, proactive approach to liquidity management and we believe our level of liquid assets is sufficient to meet current anticipated funding needs. As part of our daily monitoring, we calculate a liquidity ratio by dividing the sum of unrestricted cash balances plus unpledged available for sale securities by the sum of total deposits, plus FHLB advances. At March 31, 2026, our liquidity ratio was 21.6%, compared with 16.5% at December 31, 2025, which is above the Company’s minimum policy requirement of 12.0%. The Company regularly monitors liquidity, models liquidity stress scenarios to ensure that adequate liquidity is available, and has contingency funding plans in place, which are reviewed and tested on a regular, recurring basis.

At March 31, 2026, cash and cash equivalents totaled $297.0 million, compared to $155.0 million at December 31, 2025. If additional liquidity is needed or otherwise desired as part of our liquidity management strategy, we have additional sources of liquidity that can be accessed, including FHLB advances, federal fund lines, the Federal Reserve discount window, brokered deposits, as well as loan and investment securities sales.

At March 31, 2026, total available liquidity was $2.4 billion, or 190.9% of uninsured deposits, net of collateralized and fiduciary deposit accounts. Total available liquidity is comprised of $505.0 million of on-balance sheet liquidity, consisting of primarily cash and investment securities, and $1.9 billion of unused borrowing capacity (FHLB available borrowing capacity, Federal Reserve discount window line, unsecured fed funds lines of credit with correspondent banks and available brokered deposits up to policy limit).

The Company’s primary source of funding is from our ability to generate low-cost commercial and consumer deposits, which totaled $2.3 billion as of March 31, 2026 and $2.2 billion as of December 31, 2025. Through our commercial banking teams, relationship managers, seven branches and electronic banking delivery channels, we offer a broad array of deposit and treasury management products and services. In addition, we are able to generate low-cost deposits through our specialty business lines. The Bank’s participation in IntraFi’s, CDARS and ICS programs provides our depositors with full deposit insurance coverage of excess balances, while the Bank receives reciprocal deposits from other FDIC-insured banks, and helps the Bank to retain the full amount of the deposits on its balance sheet, enhancing the Company’s funding stability. Our noninterest-bearing deposits as a percentage of total deposits was 31.0% as of March 31, 2026, reflecting our strong client relationship model.

A substantial portion of our loans were funded by our deposits. At March 31, 2026, the Company’s loan-to-deposit ratio was 90.2%, compared with 95.7% at December 31, 2025. Certificates of deposit, including CDARS, that are scheduled to mature in one year or less from March 31, 2026 totaled $235.1 million and are comprised of $28.3 million in brokered certificates of deposit and $206.8 million in retail certificates of deposit. We anticipate both reducing our higher cost brokered deposits and that the majority of our retail certificates of deposit will renew or transfer to other deposit products of the Bank at prevailing rates, although no assurance can be given. To the extent that retail deposit growth is not sufficient to satisfy our ongoing commitments to fund maturing and withdrawable deposits, repay maturing borrowings, fund existing and future loans, or make investments, we may access funds through brokered deposit channels, our FHLB borrowing arrangement, Federal Reserve discount window, or other sources.

The Bank maintains liquidity guidelines in the Asset Liability Management Policy that permits the purchase of brokered deposit funds, in an amount not to exceed 30% of total deposits as a secondary source for funding. At March 31, 2026, the Company had $49.5 million in brokered deposits, which constituted 2.1% of total deposits. At December 31, 2025, the Company had $65.1 million in brokered deposits, which constituted 2.9% of total deposits.

The Company is a corporate entity separate and apart from the Bank that must provide for its own liquidity. The Company’s primary sources of liquidity are dividends from the Bank. There are statutory and regulatory provisions that limit the ability of the Bank to pay dividends to the Company. Management believes that such restrictions will not have a material impact on the ability of the Company to meet its ongoing cash obligations. The Bank paid dividends to the Company of $0.5 million during the three months ended March 31, 2026. During the years ended December 31, 2023, 2024 and 2025, the Bank paid dividends to the Company of $1.6 million, $2.0 million and $7.7 million, respectively.

The Company had borrowing lines with correspondent banks totaling $100.0 million at March 31, 2026, with no balances outstanding.

The Company should serve as a source of managerial and financial strength to its subsidiary banks, and consistent with this premise, hold capital commensurate with its overall risk profile. The board of directors of a bank holding company should assess carefully, among other things, capital adequacy and ensure that the dividend level is prudent relative to the organization’s financial position and is not based on overly optimistic earnings scenarios. We have paid no cash dividends to common shareholders since our inception. We anticipate that the majority of our future earnings will be retained to support our operations and finance the growth and development of our business. Whether or not dividends, either cash or stock, will be paid in the future will be determined by our Board in its sole discretion, subject to the satisfaction of any regulatory requirements. Our profitability and regulatory capital ratios, in addition to other financial conditions, will be key factors in determining the payment of dividends.

Capital Resources

Capital adequacy is generally considered an important indicator of financial stability and performance. Our objectives include maintaining capitalization at levels that we believe are sufficient to support asset growth and to promote confidence among our depositors, investors, and regulators. We recognize that robust capital management practices are integral to addressing various financial and operational challenges, which may include managing credit risk, liquidity risk, balance sheet growth, new products, regulatory changes and competitive pressures.

From time to time, our Board authorizes us to repurchase our common stock. On March 19, 2026, our Board authorized a stock repurchase program, whereby the Company could repurchase an aggregate amount of up to $3.0 million shares of its common stock, or approximately 0.8% of its outstanding shares of common stock. As of March 31, 2026, $3.0 million shares of the Company’s common stock were repurchased under the plan, and there are no remaining shares for repurchase under the plan. On April 29, 2026, our Board authorized an additional stock repurchase program, whereby the Company may repurchase an aggregate amount of up to $10.0 million shares of its common stock, or approximately 2.3% of its outstanding shares of common stock. As of the date of this Registration Statement, no shares of the Company’s common stock were repurchased under the plan.

Total shareholders’ equity was $272.7 million at March 31, 2026, compared to $264.0 million at December 31, 2025, an increase of $8.8 million, or 3.3%. The increase was primarily driven by net income of $12.0 million, $530 thousand of share-based compensation and $452 thousand from net-settled stock option exercises, partially offset by $3.0 million of common stock repurchases, $552 thousand of repurchases of restricted shares and restricted stock units for tax withholding, and a $690 thousand increase in accumulated other comprehensive loss related to changes in the fair value of the Company’s available for sale securities portfolio. Book value per common share was $47.72 at March 31, 2026, compared to $46.08 at December 31, 2025. Tangible book value per share, a non-GAAP financial measure, was $47.38 at March 31, 2026, compared to $45.75 at December 31, 2025. The increase in tangible book value per share was primarily due to earnings retained during the period, partially offset by common stock repurchases and the increase in accumulated other comprehensive loss. See the section entitled “— Non-GAAP Financial Measures — Non-GAAP Financial Measures Reconciliations” for a reconciliation of tangible book value per share to the most directly comparable GAAP measure. During the first quarter of 2026, the Company repurchased 44,214 shares of common stock at an average price of $67.80 per share, excluding brokerage commissions and other execution costs, under a Board-authorized stock repurchase program that concluded on March 31, 2026. The repurchased shares were retired and canceled.

Total shareholders’ equity was $264.0 million at December 31, 2025, compared to $223.5 million at December 31, 2024 and $185.8 million at December 31, 2023. The increase in shareholders’ equity during 2025 was primarily driven by net income of $40.7 million, $2.0 million of share-based compensation, $109 thousand from net-settled stock option exercises and a $3.6 million improvement in accumulated other comprehensive loss related to changes in the fair value of the Company’s available for sale securities portfolio, partially offset by $5.0 million of common stock repurchases and $908 thousand of repurchases of restricted shares and restricted stock units for tax withholding. The increase in shareholders’ equity during 2024 was primarily driven by net income of $35.8 million, $2.4 million of share-based compensation, $33 thousand from net-settled stock option exercises and a $15 thousand improvement in accumulated other comprehensive loss, partially offset by $508 thousand of repurchases of restricted shares and restricted stock units for tax withholding. During 2025, the Company repurchased 86,594 shares of common stock at an average cost of $58.01 per share, including brokerage commissions, excise taxes and other execution costs, under a Board-authorized stock repurchase program that concluded on November 20, 2025. The repurchased shares were retired and canceled.

Book value per common share was $46.08 at December 31, 2025, compared to $38.76 at December 31, 2024 and $32.48 at December 31, 2023. Tangible book value per share, a non-GAAP financial measure, was $45.75 at December 31, 2025, compared to $38.40 at December 31, 2024 and $32.08 at December 31, 2023. The increase in tangible book value per share in 2025 was primarily due to earnings retained during the year and the improvement in accumulated other comprehensive loss, partially offset by common stock repurchases and repurchases of restricted shares and restricted stock units for tax withholding. The increase in tangible book value per share in 2024 was primarily due to earnings retained during the year, partially offset by repurchases of restricted shares and restricted stock units for tax withholding. See the section entitled “— Non-GAAP Financial Measures — Non-GAAP Financial Measures Reconciliations” for a reconciliation of tangible book value per share to the most directly comparable GAAP measure.

Capital Requirements

Because total assets on a consolidated basis are less than $3.0 billion, we are not subject to the consolidated capital requirements imposed by federal regulations. However, the Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Certain regulatory measurements of capital adequacy are “risk based,” meaning they utilize a formula that considers the individual risk profile of the financial institution’s assets. For example, certain assets, such as cash at the Federal Reserve and investments in U.S. Treasury securities, are deemed to carry zero risk by the regulators because of explicit or implied federal government guarantees. As of March 31, 2026 and December 31, 2025, respectively, 15.3% and 11.6% of the Bank’s total assets were invested in such zero-risk assets. The tier 1 leverage ratio, another regulatory capital measurement, does not consider the riskiness of assets. The leverage ratio is computed as tier 1 capital divided by total average assets for the quarter.

The Bank’s capital level is characterized as “well capitalized” under the Basel III Capital Rules. A summary of the Bank’s regulatory capital ratios, and minimum requirement to be considered “well capitalized” are presented below:

	March 31,				December 31,				Well- capitalized requirement
	2026		2025		2025		2024
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio	Ratio
Total risk-based capital ratio	$320,938	14.20%	$282,374	13.00%	$308,562	13.90%	$272,063	12.54%	10.00%
Tier 1 risk-based capital ratio	292,656	12.95%	255,213	11.75%	280,690	12.64%	244,925	11.29%	8.00%
Common equity tier one risk-based capital ratio	292,656	12.95%	255,213	11.75%	280,690	12.64%	244,925	11.29%	6.50%
Tier 1 leverage ratio	292,656	11.29%	255,213	10.35%	280,690	10.85%	244,925	10.39%	5.00%

Quantitative and Qualitative Disclosures About Market Risk

Asset/Liability Management and Market Risk

Market risk is the risk of loss in value or reduced earnings from adverse changes in market prices and interest rates. The Bank’s market risk arises primarily from interest rate risk in our lending, investments. and deposit taking activities. Interest rate risk primarily occurs to the degree that the Bank’s interest-bearing liabilities reprice or mature on a different basis and frequency than its interest-earning assets. The Bank actively monitors and manages its portfolios to limit the adverse effects on net interest income and economic value due to changes in interest rates. The ALCO is responsible for implementing the Bank’s interest rate risk management policy established by the Board that sets forth limits of acceptable changes in net interest income (“NII”) and economic value of equity (“EVE”) due to specified changes in interest rates. Management monitors asset and liability maturities and repricing characteristics on a regular basis and evaluates its interest rate risk as it relates to operational strategies.

Interest Rate Risk Management

The principal objective of the Company’s interest rate risk management function is to maintain an interest rate risk profile close to the desired risk profile in light of the interest rate outlook. The Bank measures the interest rate risk included in the major balance sheet portfolios and compares the current risk profile to the desired risk profile and to policy limits set by the Board. Management then implements strategies consistent with the desired risk profile. Asset duration is compared to liability, with the desired mix of fixed and floating rate determined based upon the Company’s risk profile and outlook. Likewise, the Bank seeks to raise non-maturity deposits. Management often implements these strategies through pricing actions. Finally, management structures its security portfolio and borrowings to offset some of the interest rate sensitivity created by the repricing characteristics of customer loans and deposits.

Management monitors asset and liability maturities and repricing characteristics on a regular basis and evaluates its interest rate risk as it relates to operational strategies. Management analyzes potential strategies for their impact on the interest rate risk profile. Each quarter the Board reviews the Bank’s asset/liability position and simulations showing the impact on the Bank’s EVE in various interest rate scenarios. Interest rate moves, up or down, may subject the Bank to interest rate spread compression, which adversely impacts its net interest income. This is primarily due to the lag in repricing of the indices, to which adjustable rate loans and mortgage-backed securities are tied, as well as their repricing frequencies. Furthermore, large rate moves show the impact of interest rate caps and floors on adjustable rate transactions. This is partly offset by lags in repricing for deposit products. The extent of the interest rate spread compression depends on the direction and severity of interest rate moves and features in the Bank’s product portfolios.

The Company’s interest rate sensitivity is monitored by management through the use of both a simulation model that quantifies the estimated impact to earnings (“Earnings at Risk”) for twelve- and twenty-four month periods, and a model that estimates the change in the Company’s EVE under alternative interest rate scenarios, primarily instantaneous parallel interest rate shifts in 100 basis point increments. The simulation model estimates the impact on NII from changing interest rates on interest-earning assets and interest expense paid on interest bearing liabilities. The EVE model computes the net present value of equity by discounting all expected cash flows on assets and liabilities under each rate scenario. For each scenario, the EVE is the present value of all assets less the present value of all liabilities.

The following table shows the projected NII over the next twelve months and the EVE at March 31, 2026 and December 31, 2025 and 2024, assuming instantaneous parallel interest rate shifts in the first month following each period end:

	Earnings at Risk (NII)	EVE
Change in Interest Rates (bps)	Change (%)	Change (%)
March 31, 2026
+300bps	(3.5)%	(9.0)%
+200bps	(1.3)%	(5.3)%
+100bps	(0.4)%	(2.4)%
-100bps	1.5%	2.9%
-200bps	3.3%	5.4%
-300bps	5.0%	7.1%
December 31, 2025
+300bps	0.8%	(5.2)%
+200bps	2.1%	(2.5)%
+100bps	1.5%	(1.1)%
-100bps	0.2%	2.2%
-200bps	0.8%	3.9%
-300bps	1.4%	4.9%
December 31, 2024
+300bps	2.2%	(16.4)%
+200bps	2.2%	(9.9)%
+100bps	1.2%	(3.8)%
-100bps	(0.7)%	8.9%
-200bps	(1.2)%	14.3%
-300bps	(1.9)%	18.9%

Based on the modeling of the impact on earnings and EVE from changes in interest rates, the Company’s sensitivity to changes in interest rates is low for both rising and falling rates. With a slightly liability sensitive profile, the Earnings at Risk is expected to decrease as rates rise. It is important to note the above tables are forecasts based on several assumptions and that actual results may vary. The forecasts are based on estimates of historical behavior and assumptions by management that may change over time and may turn out to be different. Factors affecting these estimates and assumptions include, but are not limited to (1) competitor behavior, (2) economic conditions both locally and nationally, (3) actions taken by the Federal Reserve, (4) customer behavior, and (5) management’s responses to the foregoing. Changes that vary significantly from the assumptions and estimates may have significant effects on the Company’s earnings and EVE. Additionally, the Company’s interest rate sensitivity may be impacted by changes in asset and liability composition, and is particularly sensitive to noninterest-bearing deposit balances that can fluctuate significantly from period to period.

The Company has minimal direct market risk from foreign exchange and no exposure from commodities.

Item 3. Properties

Our principal executive office is located at 9404 Genesee Ave., Suite 100, La Jolla, California 92037. In addition to our principal executive office, which includes our La Jolla Branch, we conduct our business through six other full-service bank branches in Beverly Hills, Coronado, San Diego, Montecito, Newport Beach, and El Segundo, California. In addition, we operate two loan production offices in Redlands and Temecula, California and two administrative offices in Brea and Mission Valley, California. The following table sets forth information regarding our properties, all of which are leased:

Office	Address	Square Footage	Lease Expiration
Principal Executive Office and La Jolla Branch	9404 Genesee Ave., Suite 100, La Jolla, California 92037	6,304	February 28, 2031

Branches:

Beverly Hills	9606 S. Santa Monica Blvd., Suite 300, Beverly Hills, California 90210	6,090	February 28, 2029

Coronado	801 Orange Ave. Suite 101, Coronado, California 92118	3,422	June 30, 2032

San Diego	401 West A St, Suite 1400, San Diego, California 92101	10,021	November 30, 2031

Montecito	1482 East Valley Road, Studio No. 44, Montecito, California 93108	1,415	June 30, 2028

Newport Beach	4675 MacArthur Court, Suite 1450, Newport Beach, California 92660	6,303	January 31, 2027

El Segundo	2321 Rosecrans Ave., Suite 3240 & 3245, El Segundo, California 90245	5,638	March 31, 2030

Loan Production Offices:

Redlands	102-104 E. State St, Suite H, Redlands, California 92373	385	July 31, 2027

Temecula	27450 Ynez, Suite 203, Temecula, California 92591	2,394	January 31, 2027

Administrative Office:

Mission Valley	2655 Camino Del Rio North, Suite 110, San Diego, California 92108	7,523	August 31, 2027
Brea	One Pointe Drive, Suite 500, Brea, California 92821	6,348	October 31, 2029

We believe that our current facilities are adequate to meet our present and foreseeable needs, subject to possible future expansion. For each of our properties, we believe that upon expiration of the applicable lease we will be able to extend the lease on satisfactory terms or relocate to another acceptable location. We currently do not have any current plans to expand our office network. See Note 6 — Leases of the notes to the consolidated financial statements included in Item 13 of this Registration Statement, for additional disclosures related to the Company’s properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management

This section sets forth information, as of the date of this Registration Statement, regarding the beneficial ownership of our common stock by our principal shareholders, executive officers and directors.

A person is deemed to be a beneficial owner of a share of common stock if such person has or shares voting power, which includes the power to vote or to direct the voting of such share, or investment power, which includes the power to dispose of or to direct the disposition of such share. A person is also deemed to be a beneficial owner of any shares of which that person has a right to acquire beneficial ownership within 60 days. Under this definition, more than one person may be deemed to be a beneficial owner of the same shares.

The percentage ownership set forth below is based on 5,725,696 shares of common stock outstanding as of June 8, 2026, by (i) any person known by us to own beneficially more than 5% of any class of our outstanding common stock, (ii) each of our named executive officers, (iii) each of our directors and (iv) all of our directors and executive officers as a group. Except as indicated, all shares of the Company’s securities are owned directly, and the person or entity listed as the beneficial owner has sole voting and investment power. Except as otherwise indicated, the address for each shareholder listed below is c/o Private Bancorp of America, Inc., 9404 Genesee Ave., Suite 100 La Jolla, California 92037.

Name	Common Stock of the Company Beneficially Owned	Percentage of Outstanding Shares Beneficially Owned
Directors
Leda Csanka	5,856	*
Selwyn Isakow(1)	592,397	10.35%
Kathy Lonowski	313	*
James Parks(2)	130,289	2.28%
Setareh “SiSi” Pouraghabagher	5,789	*
Rex E. Schlaybaugh, Jr.	15,241	*
Richard L. Sowers, President and Chief Executive Officer(3)	127,789	2.22%
Named Executive Officers who are not Directors
Cory Stewart, Executive Vice President and Chief Financial Officer	8,868	*
Andrew Meitzen, Executive Vice President and Chief Credit Officer(4)	—	*
All Directors and Executive Officers of the Company as a group (10 persons)(5)	889,042	15.41%
Other 5% Shareholders
Fourthstone
575 Maryville Centre Dr., Suite 110 St. Louis, MO 63141	559,398	9.77%
Endeavor Capital
410 Greenwich Avenue Greenwich, CT 06830	559,190	9.77%
Alliance Bernstein
1345 Avenue of the Americas, 34th New York, NY 10105	482,185	8.42%
1st & Main Growth Partners
150 S Wacker Drive, Suite 2725 Chicago, IL 60606	309,859	5.41%
Ernest Rady	559,432	9.77%

*	Less than 1%

(1)

Includes (a) 270,154 shares held by family trusts, for which Mr. Isakow serves as sole trustee and (b) 12,600 shares held in Mr. Isakow’s retirement account. Also includes 201,798 shares held by family trusts for which Mr. Isakow’s spouse serves as sole trustee, and for which Mr. Isakow may be deemed to have voting or investment power. Also includes 98,633 shares held by Hilsel Investment Company, L.P. (“Hilsel”), for which Mr. Isakow serves as the President of Hilsel’s general partner, and for which Mr. Isakow may be deemed to have voting or investment power.

(2)

Includes 53,333 shares held by APW Avenue Group, a real estate investment firm. Mr. Parks, as the Chairman of MP Core Inc., the general partner of APW Partners, which is the general partner of APW Avenue Group, may be deemed to have voting and investment power.

(3)

Includes (a) 43,279 shares underlying vested stock options, (b) 8,150 shares held in Mr. Sower’s retirement account, and (c) 52,519 shares held by a family trust, for which Mr. Sowers serves as co-trustee with his spouse, Mari Brusseau, and for which he may be deemed to have voting and investment power.

(4)	Mr. Meitzen resigned as Chief Credit Officer of the Bank effective July 2, 2026. Upon Mr. Meitzen’s resignation, all unvested shares of restricted stock were forfeited.
(5)

Includes securities held directly and indirectly by all current Company executive officers (see Item 5 of this Registration Statement), including, in addition to the named executive officers in this table, Michael Pierron.

Item 5. Directors and Executive Officers.

Board of Directors

The following table sets forth certain information about our directors, including their names, ages and year in which they began serving as a Director of the Company:

Name	Age	Position	Director Since
Leda Csanka	59	Director	2022
Selwyn Isakow	74	Chair of the Board	2006
Kathy Lonowski	64	Director	2026
James Parks	75	Director	2023
Setareh “SiSi” Pouraghabagher	55	Director	2021
Rex E. Schlaybaugh, Jr.	77	Director	2025
Richard L. Sowers	53	President, Chief Executive Officer and Director	2020

Each of the Company’s directors is also a director of the Bank. The business experience of each of the directors is set forth below. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers. There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director.

Leda Csanka, Director

Ms. Csanka has spent more than 35 years in the technology and the financial services industry, as a chief information officer, chief technology officer, interim chief information officer, and independent consultant/business owner. She has successfully led all technology aspects of two corporate spin-offs and specializes in the consolidation of IT services for the consolidation of corporate acquisitions. Her expertise in the consolidation of the broker/dealer industry over the last 20 years has led to a unique combination of skills: executive management expertise, program management execution and delivery, critical strategic thinking, vendor management and technology skills at both the executive level and the ability to dive into the depths of problem solving across all IT service domains. Since retiring from full-time corporate positions in mid-2016, Ms. Csanka started and operates both her own consulting company, Strategic Tech Consulting, and an executive and transformational coaching practice.

Ms. Csanka’s experience in the technology sector and financial services industry qualifies her to serve on our Board.

Selwyn Isakow, Chair of the Board

Mr. Isakow is the founder of the Bank. He is also the founder, chairman and chief executive officer of The Oxford Investment Group, Inc., a private investment, real estate and venture firm which acquired and built over 80 manufacturing, financial services and niche distribution companies in 17 countries and now operates as a family office. Mr. Isakow was the founder and Chairman of Bloomfield Hills Bancorporation, a Michigan-based holding company for The Private Bank with three private banking operations, a Wealth Management Group and a Mortgage division. Previously, Mr. Isakow served as Executive Vice President of Comerica, Inc. a large regional bank, as a Principal of Booz Allen & Hamilton, management consultants, where he was a member of the Worldwide Strategic Management Group and headed the Financial Service Industry practice for Western United States, as Audit Manager at a public accounting firm and as an Officer in the South African Air Force. Mr. Isakow has served as Chairman or Board Member of several NYSE companies, numerous private companies, healthcare and non-profit organizations. He is the Chairman Emeritus of City of Hope, a leading national Comprehensive Cancer Center. Other nonprofits he has founded include the Kindness Initiative and Hebrew Free Loan of San Diego to address poverty in the community. Mr. Isakow has received various civic and business honors and awards including E&Y Entrepreneur of the Year. He obtained an MBA with distinction from Wharton Business School and his Bachelor of Commerce, Certificate in Accounting and Bachelor of Accounting degrees from University of Witwatersrand, Johannesburg, South Africa. He qualified as a Chartered Accountant with Honors.

Mr. Isakow’s experience in the financial services industry, banking, public accounting, strategic management and corporate development, public company board service, and executive leadership roles qualifies him to serve on our Board.

Kathy Lonowski, Director

Ms. Lonowski is an accomplished financial industry leader with deep expertise in regulatory compliance, operational risk, digital banking, payment services, CRE, information technology, and AML. She has spent much of her career in senior executive roles, including the role of Regional Director for FDIC San Francisco Region from 2016 to 2023, where she oversaw supervision of over 350 financial institutions with nearly $1 trillion in assets under management. In addition, Ms. Lonowski served on the board of directors of Discover Financial Services and as a member of the Risk Oversight and Governance Controls Committee from 2023-2025 when it merged with and into Capital One Financial Corporation (NYSE: COF). Ms. Lonowski currently serves on the board of directors of YMCA of the USA and as the Chair of the Audit Committee. She is a member of the National Association of Corporate Directors (NACD) and a member of Extraordinary Women on Boards.

Ms. Lonowksi’s bank regulatory experience, experience in assessing and evaluating banking operations, and deep understanding of risk mitigation and management qualifies her to serve on our Board.

James Parks, Director

Mr. Parks heads the West Los Angeles, California office of CBIZ Advisors LLC (“CBIZ”) and is the leader of the Western Region private client service group. He specializes in providing consulting services to companies and individuals in the real estate, entertainment, manufacturing, media and service industries. He provides tax consulting, business and family law litigation, business management/family office and tax services for high-net-worth individuals, entertainment and media industry and real estate industry consulting. Mr. Parks has been a member of CBIZ since his prior company (Parks, Palmer, Turner & Yemenidjian, LLP) was acquired in 1999. He has over 40 years of public accounting experience. Mr. Parks also co-founded and is Chairman of Realty Center Management, Inc. (RCMI), a real estate company that manages and through affiliates owns over 10,500 apartment units and approximately 250,000 square feet of commercial office space. Mr. Parks is a Certified Public Accountant in the state of California and received his BS and MBT degrees from the University of Southern California. He is active in various community ventures and currently serves as a member of the Board of Trustees of the Autry National Center of the American West, a member of the Board of Councilors at the University of Southern California, a member of the Board of Directors of Whittier Trust, a trustee of the California Art Club in Pasadena, and a member of the Board of Directors of the California Council on Economic Education.

Mr. Parks’ experience in public accounting and investments qualifies him to serve on our Board.

Setareh “SiSi” Pouraghabagher, Director

Setareh “SiSi” Pouraghabagher is an accomplished financial services leader with a diverse 30-year professional background serving shareholders, customers, and professional staff in public global financial service organizations, privately held technology companies, public accounting, and higher education.

Ms. Pouraghabagher currently serves as an independent board trustee for PennyMac Mortgage Investment Trust (NYSE: PMT). She also serves as an independent director and Audit Committee Chair for Frontier Medicines, a biotechnology company. She was formerly an independent director and the Audit Committee Chair for State Auto Financial Corporation (NASDAQ: STFC) through their successful sale to Liberty Mutual in March 2022. Ms. Pouraghabagher is an adjunct professor for the Accounting & Law program at California Polytechnic’s (Cal Poly) Orfalea College of Business. Ms. Pouraghabagher’s executive leadership experience includes serving as the Chief Administrative Officer for QBE North America, a global public insurer, as well as serving in chief roles of finance and operations for Balboa Insurance, formerly a $2 billion division of Bank of America. Ms. Pouraghabagher was additionally the Chief Financial Officer for two private technology companies in Orange County and began her career at Deloitte. Ms. Pouraghabagher serves on the Dean’s Advisory Council for Cal Poly’s Orfalea College of Business. She is a member of the National Association of Corporate Directors (NACD) and is a Governance Fellow. She is also a member of Extraordinary Women on Boards, and holds an active CPA license.

Ms. Pouraghabagher’s experience in executive leadership roles in the financial services industry, public accounting, and public company board service qualifies her to serve on our Board.

Rex E. Schlaybaugh, Jr., Director

Mr. Schlaybaugh has extensive experience as a corporate lawyer specializing in significant corporate transactions. He was a partner in the Dykema Gossett law firm, a national firm with over 400 professionals and offices across the United States. His practice was focused on mergers and acquisitions and related securities and governance issues. He served as chair and chief executive officer of the firm for over a decade with responsibility for strategy, growth and the overall delivery of professional services to the firm’s clients. Mr. Schlaybaugh also has extensive experience in corporate board service. He served on the John Hancock Insurance Company board for over 15 years where he chaired the Audit Committee and was a member of the Investment Committee. He also served on the board of Syntel, Inc., a large international technology company and was Chair of its Governance and Nominating Committee. He was also appointed by the board to the three director Special Board Committee that managed and negotiated the sale transaction of Syntel to Atos, a large French information technology company. Mr. Schlaybaugh was also on the board of Bloomfield Hills Bancorp, Inc. where he served as Vice Chair of the board and Chair of its audit committee. He has been very active in many nonprofit organizations and governmental entities, including serving as Chair and member of the Michigan Chamber of Commerce, serving as Chair and member of the Board of Trustees of Oakland University, serving on the Board of the Detroit Economic Club, and serving as a Commissioner of the Michigan Natural Resources Commission. Mr. Schlaybaugh received his J.D. from the University of Detroit School of Law and his B.A. from Albion College.

Mr. Schlaybaugh’s experience in corporate law and corporate board service qualifies him to serve on our Board.

Richard L. Sowers, President, Chief Executive Officer and Director

Mr. Sowers serves as President and Chief Executive Officer of both the Company and the Bank. He is a Southern California native and graduate of University of California, San Diego. He worked first with Accenture Consulting in Los Angeles then joined CAST Management Consultants, where he spent a decade as a Vice President/Associate Partner. He specialized in creating bank efficiencies, profitability and optimizing customer focus and experience. In 2008, Mr. Sowers joined Bank of Manhattan/Manhattan Bancorp as Executive Vice President and Chief Operating Officer. He became President of Manhattan/Manhattan Bancorp prior to its merger with Plaza Bank in 2015. At Plaza Bank, Mr. Sowers held positions starting from Executive Vice President and Chief Strategy Officer to Plaza Bank’s President until Plaza Bank sold to Pacific Premier Bank in October 2017. Mr. Sowers joined the Bank as its President on February 15, 2018 and became a Bank Director. In February 2020, Mr. Sowers became a Director and the President of the Company and on October 1, 2020, Mr. Sowers was named President and Chief Executive Officer of the Bank and the Company.

Mr. Sowers’ leadership experience as the Company’s current President and Chief Executive Officer and in the financial services industry qualifies him to serve on our Board.

Executive Officers

The following table sets forth certain information regarding our executive officers, including their names, ages and positions:

Name	Age	Position
Richard L. Sowers	53	President, Chief Executive Officer and Director
Cory Stewart	54	Executive Vice President, Chief Financial Officer
Michael Pierron	51	Executive Vice President, Chief Operating Officer

The business experience of each of our executive officers, other than Mr. Sowers, is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he was selected as an officer.

Cory Stewart, Executive Vice President and Chief Financial Officer

Mr. Stewart is the Chief Financial Officer of both the Company and the Bank and joined the Company in January 2023. He brings over 25 years of finance and accounting experience to the Company. Mr. Stewart previously served in the following roles: Principal Accounting Officer at WaFd Bank, a publicly-traded regional bank headquartered in Seattle, Washington from 2016 to 2023, Chief Accounting Officer at HomeStreet Bank from 2012 to 2015, Director of Finance for Volt Information Sciences, Inc., FVP of Corporate Accounting Policy for Washington Mutual Bank, and Audit Manager at PwC. He is also a licensed Certified Public Accountant in the state of Washington and has been a Chartered Financial Analyst charter holder since 2002. Cory graduated cum laude with a bachelor’s degree in accounting and an MBA from the University of Utah. He is a member of CFA Society of Seattle and served as a board member of the Washington Chapter of Financial Executives International (FEI) and as a commissioner with the Seattle Sports Commission.

Michael Pierron, Executive Vice President and Chief Operating Officer

Mr. Pierron is the Chief Operating Officer for the Bank and joined the company in April 2026. He brings more than 25 years of experience leading operations, payments, technology, and enterprise transformation across financial institutions. At Banc of California (NYSE: BANC), Mr. Pierron served as Executive Vice President, Head of Payments from 2024 to 2026 and Executive Vice President, Head of Banking Operations from 2021 to 2024. Prior thereto, he held other senior leadership roles at Banc of California and Flagstar Bank (NYSE: FLG), where he was responsible for banking operations, technology-enabled process improvement, strategic sourcing, and acquisition integration. He also served on the board of directors of Eton Solutions, L.P., an AI-enabled wealth management fintech company, from 2023 to February 2025. Earlier in his career, Mr. Pierron spent time in the automotive industry before moving into banking.

Director Independence

The Board currently consists of seven members. The rules of NASDAQ require that a majority of our Board be independent at the time of our initial public listing. An “independent director” is defined as a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board has affirmatively determined that each director, except for Mr. Sowers is an independent director under NASDAQ listing standards.

Board Composition and Structure

The Board is composed of seven members and is currently chaired by Selwyn Isakow. Each member of the Board also serves as a member of the Bank Board. The Bank Board also includes other persons who are not members of the Board. Directors are elected by the shareholders at our annual meeting to serve one-year terms, and the Chair of the Board is elected annually by the Board. The Board’s core duties involve overseeing our operations and offering strategic guidance, counseling, and direction to management. The Board and the Bank Board may meet jointly and have five regularly scheduled meetings per year. During 2025, the Board held a total of seven meetings and each Company director (other than Mr. Parks) attended at least 75% of the meetings of the Board and the committees on which he or she served (during the period for which he or she was a director).

The Board has determined that the separation of the offices of Chair of the Board and of President and Chief Executive Officer enhances Board independence and oversight. Moreover, the separation of those offices allows the President and Chief Executive Officer to better focus on his increasing responsibilities of managing the Company, enhancing shareholder value, and expanding and strengthening the Company’s franchise while allowing the Chair of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. Consistent with this determination, Mr. Isakow serves as Chair and Mr. Sowers serves as President and Chief Executive Officer.

The Board does not have a lead independent director. To help ensure independence of the Board, the independent directors of the Board meet in executive session at every Board meeting.

Board Committees

The Board has three standing committees to assist the Board in its responsibilities. These are the Audit Committee, CGN Committee and Strategic Planning Committee.

Additionally, the Board retains the authority to establish other committees as it deems necessary, in compliance with applicable laws, regulations, our Amended and Restated Bylaws (the “Bylaws”) and the Company’s Corporate Governance Guidelines. Each committee’s current composition and specific responsibilities are detailed below. Committee members will continue to serve for the duration of their tenure on the Board, subject to resignation or reassignment as determined by the Board. The Board has adopted written charters detailing the scope and responsibilities of the Audit Committee, the CGN Committee and the Strategic Planning Committee. The Audit Committee and CGN Committee charters are accessible on our website. Information contained in, and that can be accessed through, our website is not incorporated by reference in and does not form a part of this Registration Statement.

Audit Committee

The Audit Committee is composed of Messrs. Isakow, Parks, and Schlaybaugh, and Ms. Pouraghabagher, with Ms. Pouraghabagher serving as the Chair. Our Board has determined that all members of the Audit Committee (i) are “independent” under NASDAQ listing standards and meet the requirements of Rule 10A-3 of the Exchange Act and (ii) are financially literate. Additionally, our Board has determined that Ms. Pouraghabagher and Mr. Parks each qualify as an “audit committee financial expert” under SEC rules and has accounting or related financial management expertise. The Audit Committee is required to meet periodically as deemed necessary to carry out its responsibilities, and at least four times per year. During the fiscal year ending 2025, the Audit Committee held a total of five meetings.

The role of the Audit Committee is to assist the Board in its oversight responsibilities relating to:

•	The Company’s accounting and financial reporting process and audit of the Company’s financial statements;

•	The qualifications and independence of the Company’s independent auditors and the performance of the Company’s independent and internal auditors;

•	Compliance with legal and regulatory requirements;

•

Risks faced by the Company, including major financial exposures, and coordinate with the Bank’s Enterprise Risk Management Committee, which has primary responsibility for enterprise wide risk management oversight, and the Bank’s Technology and Innovation Committee, which has primary responsibility for cybersecurity, AI and other technology related risk oversight; and

•	Internal controls over financial reporting and disclosure controls and procedures.

Compensation, Governance and Nominating Committee

The CGN Committee is composed of Ms. Csanka and Messrs. Isakow, Parks, and Schlaybaugh, with Mr. Schlaybaugh serving as Chair. The CGN Committee is required to meet periodically as deemed necessary to carry out its responsibilities and at least four times per year. During the fiscal year ending 2025, the CGN Committee held a total of five (5) meetings.

The role of the CGN Committee is to assist the Board in its oversight responsibilities relating to:

•	Reviewing the performance of the Company’s directors, Chief Executive Officer and, in consultation with the Chief Executive Officer, other members of the executive leadership team;

•

Compensation and retention strategies for the Company’s Chief Executive Officer, other members of the executive leadership team in consultation with the Chief Executive Officer, and the directors serving on the Board and its committees;

•	Development, implementation and effectiveness of the Company’s policies, practices and procedures related to human capital management and corporate governance;

•	Recommending the structure, membership and overall composition of the Board, the Bank Board, and the committees thereof;

•	Board evaluation and education, including the annual evaluation process;

•	The director nominations process, including identifying, selecting and recommending qualified nominees for election as directors at annual or special meetings of shareholders; and

•	Succession planning for the Chief Executive Officer, other executive management of the Company and the Board and its committees.

Strategic Planning Committee

The Strategic Planning Committee is composed of Messrs. Isakow, Schlaybaugh, and Sowers, with Mr. Isakow serving as Chair. The Strategic Planning Committee is a joint Company and Bank committee, which includes one representative from the Bank Board that is not members of the Board. The Strategic Planning Committee is required to meet periodically as deemed necessary to carry out its responsibilities, and at least two times per year.

The role of the Strategic Planning Committee is to assist the Board in its oversight responsibilities relating to:

•	The Company’s strategic business plan and capital management and planning processes;

•	Evaluating strategic opportunities;

•	Reviewing financial strategies for achieving financial objectives;

•	Reviewing financial performance results; and

•	Reputation risk.

Board Oversight of Risk Management

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face several risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk, and reputation risk. Management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Senior management also attends Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Board is permitted to meet jointly with the Bank Board, which includes all of the directors serving on the Board, as well as other persons that provide additional value to the governance of the Company and the Bank.

Code of Ethics and Business Conduct

Our Code of Ethics and Business Conduct (the “Code”) applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code operates as a tool to help our directors, officers and employees understand and adhere to the high ethical standards required by the Company. If we amend or grant any waiver from any provision of our Code that applies to our directors and executive officers, we will publicly disclose such amendment or waiver as required by applicable law, including by filing a Current Report on Form 8-K, and we intend to disclose such amendment on our website. Our Code is available on our website. Our website will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise form a part of this Registration Statement.

Insider Trading Policy and Hedging

The Company has adopted an Insider Trading Policy that includes procedures governing the purchase, sale, and/or other dispositions of the Company’s directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and NASDAQ listing standards applicable to the Company. Among other requirements, our Insider Trading Policy prohibits directors, officers and employees of the Company from buying or selling the Company’s securities while in possession of material non-public information.

The Insider Trading Policy prohibits executive officers, certain other officers and members of the Board from engaging in transactions to hedge or offset any decrease in the market value of equity securities of the Company. We believe that these instruments result in an individual no longer being exposed to the full risks of ownership of our stock and, accordingly, the interests of our directors and executive officers could be different from shareholder objectives.

Stock Ownership Guidelines

We believe that promoting share ownership aligns the interests of our directors with those of our shareholders and provides strong motivation to build shareholder value. The Company’s Corporate Governance Guidelines require that each non-employee director owns at least the number of shares of common stock equal in value to five times the annual cash component of their director compensation at the time the director joined the Board within five years after becoming a director. As of March 31, 2026, all of our non-employee directors have satisfied the stock ownership guideline requirements or are within the five-year phase-in period applicable to new directors.

Clawback Policy

The Company has adopted a Clawback Policy. The Clawback Policy provides for recovery from executive officers and other officers and employees of the Company or the Bank that perform a significant policy-making function or participate in the annual incentive program, of non-base salary compensation (such as bonus, stock options and long term incentive plan restricted stock unit awards) in certain specific circumstances. These are as follows: (i) the Company (A) is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, (B) any of the Company’s annual audited financial statements is subject to a report of a material weakness in internal controls, or (C) any of the Company’s annual audited financial statements is actually restated to correct material noncompliance with applicable accounting principles; (ii) the officer engaged in intentional and willful gross misconduct in violation of the Company’s or Bank’s Code; (iii) the officer committed gross ethical violations that are materially harmful to the Bank’s or the Company’s reputation or business; and (iv) the officer committed criminal actions constituting fraud, embezzlement or a felony.

Clawback is mandatory with respect to clawback events listed in subparagraphs (i)(A) and (i) (C) above, in conformance with SEC Rule 10D-1 under the Exchange Act, unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange or national securities association on which the Company’s securities are listed.

Selection and Nomination of Candidates for Election to the Board

Our Board has delegated to the CGN Committee the responsibility for developing the specific qualifications and criteria for prospective director candidates as it deems necessary or advisable. The CGN Committee is also charged with recommending to our Board specific candidates for election as directors. The CGN Committee considers nominees recommended by directors, officers, employees, shareholders and others using the same criteria to evaluate all candidates. In identifying prospective director candidates, the CGN Committee may consider all facts and circumstances, including among other things, the specific experience, qualifications, attributes and skills of the prospective director candidate, his or her independence, and our particular needs and the needs of our Board. The CGN Committee is authorized to engage consultants or third-party search firms to assist in identifying and evaluating potential nominees at our expense.

Shareholder Proposals and Nominations

Under our Bylaws, any shareholder desiring to submit a proposal for inclusion in our proxy materials at an annual meeting of shareholders must provide the Company with a written copy of that proposal by no later than 90 days nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, if the current year’s annual meeting is called for a date that is advanced by more than 30 days or delayed by more than 70 days from the anniversary of the previous year’s annual meeting, the notice must be received (a) no earlier than 120 days and not later than 90 days prior to the annual meeting or (b) not later than 10 calendar days following the day on which public announcement of the date of the annual meeting is first made. Matters pertaining to such proposals, including the number and length thereof, eligibility of persons entitled to have such proposals included and other aspects are governed by our Bylaws and applicable law and regulations.

Once the registration of our common stock becomes effective, shareholders desiring to make a proposal to be included in our proxy materials may also submit such a proposal and supporting statements to the Company pursuant to SEC Rule 14a-8. Such proposals must be received no later than 120 days before the date our proxy statement was released to shareholders in connection with the previous year’s annual meeting and must comply with SEC Rule 14a-8 in order for such proposal to be considered for inclusion in our proxy materials.

In accordance with the advance notice requirements contained in our Bylaws, any shareholder may also submit, for consideration and nomination by the CGN Committee, any candidate or candidates for election to the board at any annual meeting of our shareholders by following the notice procedures and providing the information required by our Bylaws. To nominate a candidate for election as a director at an annual meeting of shareholders, our Bylaws require a shareholder to provide us with written notice no earlier than 60 days and no later than 30 days before the date such annual meeting is to be held. However, if less than 30 days’ notice of meeting is given to shareholders, notice must be received not later than seven (7) calendar days following the day on which notice of the meeting was mailed.

Item 6. Executive Compensation.

Overview

Compensation Philosophy and Objectives

Our CGN Committee’s philosophy and objectives for compensation of executive officers are: (i) to consider the interests of our shareholders and stakeholders, (ii) to adhere to regulatory guidance, (iii) to foster attraction and retention of highly skilled and motivated executive officers and directors, and (iv) to encourage meeting and exceeding the Company’s short-term and long-term goals, while operating the Company in a safe and sound manner. The Company also considers peer compensation levels in making compensation decisions, and compensation levels are intended to be competitive. The CGN Committee also engages an independent third-party compensation consultant, from time to time, to help ensure that our executive compensation practices align with general peer compensation approaches.

Elements of Executive Compensation Program

We have compensated our executive officers through a combination of base salary, cash bonuses, stock options, restricted stock awards, restricted stock units, and other benefits including perquisites.

Base Salary

We generally set annual base salaries for the executive officers based on the executive’s experience, individual performance for the prior year, and our prior year financial results. We also consider comparative peer salary data and believe that base salaries are set at levels that enable us to hire and retain individuals in the banking/finance industry that can drive achievement of the Company’s overall objectives. The annual base salaries for Messrs. Sowers, Stewart and Meitzen for the year ended December 31, 2025 were $585,750, $387,323 and $187,192, respectively. The annual base salaries for Messrs. Sowers and Stewart for the year ended December 31, 2024 were $544,183 and $348,769, respectively. The increases in the base salaries of Messrs. Sowers and Stewart reflect individual performance and adjustments to better align with market trends. Mr. Meitzen was appointed Chief Credit Officer of the Bank on May 8, 2025 and resigned from the Bank effective July 2, 2026.

Short-Term Incentive Compensation

We maintain an annual incentive bonus program for eligible employees, including our named executive officers, based on achievement of performance goals established by our Board. The annual bonus program is based on meeting or exceeding pre-established short-term performance metrics, individual performance goals, and strategic initiatives that are critical to our growth and profitability.

The annual incentive bonus program for the year ended December 31, 2025 (the “2025 AIP”), was designed to provide market competitive payouts for the achievement of target performance goals, and each named executive officer was assigned a target bonus opportunity, expressed as a percentage of such named executive officer’s base salary. The payout of the annual cash incentive awards under the 2025 AIP was determined pursuant to a formula-based combination of Company quantitative performance measures and individual qualitative and quantitative performance measures. Specific Company performance goals under the 2025 AIP included loan growth relative to the peer group, core deposit growth relative to the peer group, return on average assets relative to the peer group, asset quality relative to the peer group, pre-provision net revenue growth relative to the peer group, net interest margin percentage relative to the peer group, and individual performance goals varied among the named executive officers depending primarily on the assigned responsibilities of each named executive officer, but included items such as business unit performance measures, staff management and development, and project completion. In determining the bonus payouts under the 2025 AIP, the Board was permitted to exercise discretion to pay a bonus above or below the bonus otherwise payable based on achievement of the relevant performance goals. Bonuses under the 2025 AIP were paid following the CGN Committee’s approval of performance results.

The target bonus opportunities for Messrs. Sowers, Stewart and Meitzen for the fiscal year ended December 31, 2025 were $300,000 (50% of base salary), $160,000 (40% of base salary) and $77,500 (25% of base salary), respectively. Based on performance relative to the pre-established performance goals, the bonuses under the 2025 AIP that Messrs. Sowers, Stewart and Meitzen were eligible to receive were $423,240, $168,720 and $75,601.25, respectively. The CGN Committee determined that based on Mr. Sowers’s performance, he would receive an additional bonus in respect of fiscal year 2025 in the amount of $51,760, and that based on Mr. Stewart’s performance, he would receive an additional bonus in respect of fiscal year 2025 in the amount of $11,280. The CGN Committee further determined that Mr. Meitzen’s bonus for fiscal year 2025 would be reduced to $70,000 to reflect his partial year of service to the Company during fiscal year 2025.

Equity Incentive Awards

We grant equity awards to certain employees in an effort to attract, retain, and motivate key employees to build long-term profitability and shareholder value by closely aligning the interests of management with those of our shareholders. Pursuant to the Private Bancorp of America, Inc. Equity Incentive Plan (the “2016 Plan”), the Company has granted equity awards to named executive officers, in the form of stock options, restricted stock awards, and restricted stock units.

On April 30, 2025, Mr. Sowers was granted 7,000 restricted stock units under the 2016 Plan and Mr. Stewart was granted 3,000 restricted stock units under the 2016 Plan (collectively, the “2025 restricted stock units”). Fifty percent (50%) of the 2025 restricted stock units will vest if the named executive officer remains employed by us through the vesting date. Fifty percent (50%) of the 2025 restricted stock units are subject to both continued employment through the vesting date and performance-based vesting, with annual performance goals established for each of 2025, 2026 and 2027 based on (i) our earnings per share growth relative to our peer group (we are required to be in the top 25% for vesting to occur), (ii) our efficiency ratio to our peer group (we are required to be in the top 25% for vesting to occur), (iii) our return on tangible common equity (we are required to be in the top 25% for vesting to occur), and (iv) our service NPS score (which must be at least 75 for vesting to occur). The vesting date for the 2025 restricted stock units is December 31, 2027, subject to the achievement of the relevant performance criteria with respect to the portion of the 2025 restricted stock units that are subject to performance vesting. One-third of the performance-based 2025 restricted stock units is eligible to vest on December 31, 2027 based on our achievement of all of the relevant performance goals for each applicable year and the satisfaction of the continued employment condition. If a performance goal for any year is not achieved, then one-fourth of the number of 2025 restricted stock units that can be earned based on performance for the applicable year will be forfeited unless the CGN Committee waives the forfeiture condition. The CGN Committee determines whether the performance criteria for each year is met in the first calendar quarter following the applicable year. The CGN Committee determined that all of the performance criteria relating to the 2025 calendar year for the 2025 restricted stock units was achieved, other than the earnings per share criteria. However, in recognition of the valuable contributions of Messrs. Sowers and Stewart, the CGN Committee waived the forfeiture of the portion of the 2025 restricted stock units relating to our 2025 earnings per share (such restricted stock units still remain subject to the continued employment requirement through the vesting date, subject to the termination of employment provisions described below).

In the event of the death or disability of the award recipient, one-third of the time-based 2025 restricted stock units that are then outstanding and unvested will become vested for each full year during the three year performance cycle that was completed prior to such death or disability, and any performance-based 2025 restricted stock units relating to any calendar year of the performance cycle that was completed prior to such death or disability and with respect to which the relevant performance goals were achieved will become vested. In addition, in the event of the 2025 restricted stock units award recipient’s termination of employment by us without cause or by the award recipient for good reason, in either case, following a change in control of the Company, then the 2025 restricted stock units, to the extent unvested and outstanding, will vest in full. Vesting of any 2025 restricted stock units as the result of a termination of employment is subject to the execution of a release of claims. The treatment described in this paragraph applicable to the 2025 restricted stock units in the case of termination of employment due to death or disability, or following a change in control by us without cause or by the executive for good reason, applies to all restricted stock unit awards held by our named executive officers as of December 31, 2025, as reflected in the Outstanding Equity Awards at Fiscal Year-End table, below.

On July 9, 2025, Mr. Meitzen was granted 2,500 shares of restricted stock under the 2016 Plan, 25% of which were to vest on each of July 9, 2026, July 9, 2027, July 9, 2028 and July 9, 2029. Vesting is subject to Mr. Meitzen’s continued employment with us on the applicable vesting date. Mr. Meitzen resigned from the Bank effective July 2, 2026. Upon Mr. Meitzen’s resignation, all unvested shares of restricted stock were forfeited.

401(k) Plan

Our CalPrivate Bank 401(k) Plan (the “401(k) Plan”), is designed to provide retirement benefits to all eligible full-time employees, including our named executive officers. Our 401(k) Plan provides employees with the opportunity to save for retirement on a tax-favored basis. Our named executive officers, all of whom are eligible to participate in the 401(k) Plan, may elect to participate in the 401(k) Plan on the same basis as all other employees. As a safe harbor 401(k) Plan, the Bank matches 100% of employee contributions up to 5.0% of the employee’s compensation, subject to certain IRS limitations. An employee must contribute to the 401(k) plan in order to receive the matching contribution, and all contributions are 100% vested when made.

Health and Welfare Benefits

Our named executive officers are eligible to participate in the same health and welfare employee benefit plans designed for all of our eligible full-time and part-time employees, including medical, dental, vision, disability, and basic group life insurance coverage.

Perquisites

We provide our named executive officers with a limited number of perquisites that we believe are necessary to perform their positions. Our CGN Committee periodically reviews certain perquisites and other personal benefits provided to named executive officers. These perquisites include car allowances in accordance with the Company’s Automobile Allowance Program, and the payment of club dues for our Chief Executive Officer. Please refer to the footnotes in the Summary Compensation Table below for other perquisites provided to our named executive officers.

Summary Compensation Table

The following table sets forth an overview of the compensation for Richard L. Sowers, President and Chief Executive Officer; Cory Stewart, Executive Vice President and Chief Financial Officer; and Andrew Meitzen, our former Executive Vice President and Chief Credit Officer. Messrs. Sowers, Stewart and Meitzen are our named executive officers for the year ended December 31, 2025. The compensation of the named executive officers in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. Evaluation and changes, as needed, are made to our compensation structure to ensure compensation packages remain competitive and align with our compensation philosophy.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total Compensation ($)
Richard L. Sowers, President and Chief Executive Officer	2025	585,750	51,760	423,240	374,500	78,697	1,513,947
Cory Stewart, Executive Vice President and Chief Financial Officer	2025	387,323	11,280	168,720	160,500	34,703	762,526
Andrew Meitzen, Former Executive Vice President and Chief Credit Officer*	2025	187,192	—	70,000	—	14,773	271,965

*	Mr. Meitzen was appointed Chief Credit Officer of the Bank on May 8, 2025. Mr. Meitzen resigned from the Bank effective July 2, 2026.

(1)	The amounts in this column represent discretionary bonuses paid in respect of fiscal year 2025 performance.
(2)	The amounts in this column represent the annual incentive awards paid under the 2025 AIP.
(3)

The amounts in this column represent the grant date fair value of stock awards granted to our named executive officers during the applicable year, determined in accordance with FASB Accounting Standards Codification Topic 718 (“ASC Topic 718”). These amounts do not correspond to the actual value that may be realized by each named executive officer. For additional information see Note 1 — Summary of Significant Accounting Policies of the notes to the consolidated financial statements included in Item 13 of this Registration Statement. The assumptions used in calculating the grant date fair value of the stock awards reported in this table are set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.” The fair value of the performance-based stock awards granted in 2025 is shown in this table assuming the target level of performance is achieved (such awards may not be earned above the target level of performance).

(4)	The amounts in this column include the following elements of compensation:

Name	Year	Automobile Expense ($)	Company Paid Insurance ($)(1)	401(k) Match ($)	Total ($)
Richard L. Sowers	2025	16,000	45,196	17,500	78,697
Cory Stewart	2025	—	18,906	15,797	34,703
Andrew Meitzen	2025	1,385	7,427	5,961	14,773

(1)

For Messrs. Stewart and Meitzen, amounts represent life insurance and health insurance premiums. For Mr. Sowers, amounts represent life insurance and health insurance premiums, and annual income imputed to Mr. Sower’s in connection with the Company-owned split dollar life insurance policy, for which the Company has fully paid the applicable premium

Agreements with Named Executive Officers

The following provides a detailed description of the employment agreements with each of our named executive officers.

Employment Agreements with Richard L. Sowers

Mr. Sowers entered into an employment agreement with the Bank effective April 29, 2023, as amended by the amendment to the employment agreement dated April 27, 2026, and the second amendment to the employment agreement dated May 14, 2026 (the “2023 Sowers Employment Agreement”), which expired on May 22, 2026. Effective May 22, 2026, Mr. Sowers entered into a new employment agreement with the Bank (the “2026 Sowers Employment Agreement”), which supersedes the 2023 Sowers Employment Agreement.

Each of the 2023 Sowers Employment Agreement and the 2026 Sowers Employment Agreement provide for a three-year term and establish Mr. Sowers’ minimum base salary. The 2026 Sowers Employment Agreement automatically renews for a one-year period, unless the Bank provides written notice of non-renewal at least 120 days prior to the end of the initial term. Mr. Sowers’ base salary is evaluated on an annual basis and may be adjusted by the Board in its sole discretion, provided that any reduction will only be with written consent of Mr. Sowers. Mr. Sowers base salary was minimum $525,000 for 2025 and was raised to $675,000 for 2026.

The 2023 Sowers Employment Agreement

Under the 2023 Sowers Employment Agreement, Mr. Sowers had a target annual incentive bonus opportunity of 50% of his base salary, with a maximum annual incentive bonus opportunity of 200% of his target annual incentive bonus opportunity, based on the Bank’s performance and his individual performance, measured against a set of key performance objectives established by the Board after consultation and input from Mr. Sowers. Mr. Sowers was also entitled to an annual award of restricted stock units under the Company’s then-effective long term incentive plan in an amount up to 50% of his base salary (the “target award”). The Board or a committee thereof had the authority to grant discretionary equity awards up to an additional 50% of the target award set in the succeeding year for exceptional performance in the prior year with the terms of such awards to be set by the Board or a committee thereof, in its sole discretion.

The 2026 Sowers Employment Agreement

Under the 2026 Sowers Employment Agreement, beginning for calendar year 2026, Mr. Sowers has a target annual incentive bonus of 50% of his base salary, with a maximum annual incentive bonus of 200% of the target annual incentive bonus, based on the Bank’s performance and his individual performance, measured against a set of key performance objectives established by the Board after consultation and input from Mr. Sowers, provided that the corporate financial performance metrics target will be based on either performance exceeding the 65th percentile of a national peer group’s performance or attainment of strategic objectives determined the CGN Committee after consultation with, and input from, Mr. Sowers. Mr. Sowers is also entitled to an annual award of restricted stock units under the Company’s then-effective long-term incentive plan in an amount up to 50% of his base salary (the “target award”). The Board or a committee thereof has the authority to grant discretionary awards up to an additional 50% of the target award set in the succeeding year for exceptional performance in the prior year with the terms of such awards to be set by the Board or a committee thereof, in its sole discretion. Mr. Sowers was granted an option to purchase an additional 30,000 shares of the Company’s common stock pursuant to the PBAM Plan with a maximum term of ten years. The option will vest, if at all, on the date the Company’s 2028 audited financial statements are delivered to the Company (subject to the achievement of the relevant performance goals and generally subject to Mr. Sowers’ continued employment with the Bank through the vesting date). In addition, the Bank will provide Mr. Sowers with an automobile allowance of $18,000 per annum, a monthly allowance of up to $1,250 for private club dues and expenses, and reimbursement for costs incurred up to $75,000 of any country club ownership, “buy in” or “security” requirement. Mr. Sowers is also entitled to participate in any employee benefit plans that the Bank has adopted or may adopt, maintain, or contribute to for the benefit of its employees generally.

In the event of Mr. Sowers’ termination by the Bank without cause (as defined in the 2026 Sowers Employment Agreement) or Mr. Sowers’ resignation for good reason (as defined in the 2026 Sowers Employment Agreement), the Bank will provide Mr. Sowers with (1) any accrued but unpaid earned compensation, which includes any unpaid annual incentive bonus related to the prior calendar year and any other cash compensation payable in the calendar year in which the termination occurs with respect to the prior calendar year that has not been paid; (2) 18 months of base salary; and (3) the full target annual incentive bonus amount that Mr. Sowers could have earned for the year of termination. In addition, the Bank will reimburse Mr. Sowers for COBRA premiums for up to 12 months following the date of termination. The severance benefits are payable only if a general release is provided by Mr. Sowers.

In the event Mr. Sowers’ employment is terminated within 18 months after a change in control (as defined in the 2026 Sowers Employment Agreement), by the Bank without cause or by Mr. Sowers for good reason, the 2026 Sowers Employment Agreement provides that Mr. Sowers will be entitled to a change of control severance payment equal to (1) any accrued but unpaid earned compensation, which will include any unpaid annual incentive bonus related to the prior calendar year and any other cash compensation payable in the calendar year in which the termination occurs with respect to the prior calendar year that has not been paid; (2) 24 months of base salary; (3) full target annual incentive bonus amount for the year of termination; (4) reimbursement of COBRA premiums for an 18 month period; and (5) all equity incentive compensation granted by the Company after the effective date of the 2026 Sowers Employment Agreement will vest in full (other than performance-based awards granted under the Company’s long-term incentive plan, which will be subject to the change in control termination provisions of the applicable award agreement). The foregoing severance benefits are payable only if a general release is provided by Mr. Sowers. The 2026 Sowers Employment Agreement provides that payments due to Mr. Sowers in the event of a change in control will be reduced to avoid an excess parachute payment under Section 280G of the Internal Revenue Code.

The 2026 Sowers Employment Agreement provides that during Mr. Sowers’ employment and for a one-year period after his employment ends, or two years in the case that Mr. Sowers employment was terminated for cause or due to a change in control, he will not solicit employees of the Bank, its subsidiaries or affiliates.

Split Dollar Life Insurance Agreement with Rick Sowers

The Bank entered into a Life Insurance and Split Dollar Agreement with Mr. Sowers pursuant to which his beneficiary is entitled to share in the proceeds under a life insurance policy owned by the Bank and issued by The Penn Mutual Life Insurance Company in the event of Mr. Sowers’ death. If Mr. Sowers’ death occurs while employed by the Bank, the death benefit payable to his designated beneficiary is equal to $1,000,000 and the Bank is entitled to the remainder of the death benefit. If Mr. Sowers’ separates from service with the Bank (other than for cause), the agreement will terminate and the life insurance policy ownership will be transferred by the Bank to Mr. Sowers. If Mr. Sowers is terminated for cause or resigns, the agreement will terminate and neither Mr. Sowers nor his designated beneficiary will be entitled to receive any amounts due under the life insurance policy, and, in the case of resignation, the Bank will terminate the policy.

Employment Agreement with Cory Stewart

Mr. Stewart entered into an employment agreement with the Bank effective as of September 5, 2023 (the “Stewart Employment Agreement”). The Stewart Employment Agreement has a three-year term and provides Mr. Stewart’s initial base salary. Mr. Stewart’s base salary is evaluated on an annual basis and may be adjusted by the Board in its sole discretion. For 2025, Mr. Stewart’s base salary was $387,323. Mr. Stewart is eligible to receive a target annual bonus, which for 2025 was up to 40% of his base salary based on the Bank’s performance and his individual performance, measured against a set of key performance objectives established by the President and Chief Executive Officer. In addition, Mr. Stewart is eligible to participate in any employee benefit plans provided to members of the senior management team.

In the event of Mr. Stewart’s termination by the Bank without cause (as defined in the Stewart Employment Agreement) or Mr. Stewart’s resignation for good reason (as defined in the Stewart Employment Agreement), which includes certain relocations, the Bank will provide Mr. Stewart with (1) any accrued but unpaid target annual incentive bonus related to the prior calendar year; (2) in the event the termination is by the Bank without cause, in the sole discretion of the Board, either 12 months of continued base salary, payable monthly or a lump sum payment of 12 months of base salary or in the case the termination is by executive for good reason which is a relocation good reason, 12 months of continued annual base salary payable monthly but terminating at any time executive accepts alternative employment; and (3) in the event the termination is by the Bank without cause, in the sole discretion of the Board, a pro rata portion of the target annual incentive bonus amount that Mr. Stewart could have earned for the year of termination. In addition, the Bank will reimburse Mr. Stewart for COBRA payments for up to nine months following the date of termination by the Bank without cause or six months following the date of termination if termination is by Mr. Stewart for good reason which is a relocation good reason. The benefit is payable if a general release is provided by Mr. Stewart.

In the event Mr. Stewart’s employment is terminated within one year after a change of control (as defined in the agreement), by the Bank without cause or by Mr. Stewart for good reason, the Stewart Employment Agreement provides that Mr. Stewart will be entitled to a change of control severance payment equal to (1) 18 months of base salary, paid in a lump sum; (2) if Mr. Stewart remains employed for at least 90 days following the change of control or Mr. Stewart’s employment terminated after the change of control but prior to 90 days following the change of control as a result of termination by the Bank or its successor or termination for good reason by Mr. Stewart, a pro rata portion of the target annual incentive bonus amount for the year of termination; and (3) reimbursement of COBRA premiums for a 12 month period. The benefit is payable if a general release is provided by Mr. Stewart. The agreement provides that payments due to Mr. Stewart in the event of a change of control will be reduced to avoid an excess parachute payment under Section 280G of the Internal Revenue Code.

The Stewart Employment Agreement provides that during Mr. Stewart’s employment and for an eight-month period after his employment ends, he will not solicit employees of the Bank, its subsidiaries, or affiliates.

Employment Agreement with Andrew Meitzen

Mr. Meitzen entered into an employment agreement with the Bank effective as of September 1, 2025 (the “Meitzen Employment Agreement”). Effective July 2, 2026, Mr. Meitzen resigned from the Bank, which terminated the Meitzen Employment Agreement other than the restrictive covenants and other covenants that survive in accordance with their terms. The Meitzen Employment Agreement had a three-year term and provided that Mr. Meitzen’s initial base salary was $310,000. Mr. Meitzen was eligible to receive an annual bonus of up to 25% of his base salary based on the Bank’s performance and his individual performance, measured against a set of key performance objectives established by the President and Chief Executive Officer. In addition, the Bank agreed to provide Mr. Meitzen with an automobile allowance of $500.00 per month, as well as group insurance benefits including life insurance, long-term disability income benefit insurance, and basic medical, dental, and major medical insurance to the same extent provided to all executive officers of the Bank.

In the event of Mr. Meitzen’s termination by the Bank without cause (as defined in the Meitzen Employment Agreement), the employment agreement provided Mr. Meitzen with (1) any accrued but unpaid earned compensation; (2) a lump sum payment equal to six months of base salary, paid within two months of the termination date; and (3) reimbursement of COBRA payments for up to six months following the date of termination. The benefit was payable if a general release was provided by Mr. Meitzen.

In the event Mr. Meitzen’s employment was terminated within one year after a change of control (as defined in the Meitzen Employment Agreement), by the Bank without cause or by Mr. Meitzen for good reason (as defined in the Meitzen Employment Agreement), the agreement provided that Mr. Meitzen would be entitled to a change of control severance payment equal to (1) a lump sum payment of up to 12 months of base salary; (2) the pro rata portion of the bonus that Mr. Meitzen would have earned with respect to the portion of the calendar year elapsed through the date of termination under the most recently approved bonus plan, based on performance year-to-date, or if that amount was not susceptible of calculation, a prorated bonus based on the prior year’s bonus, if any; and (3) reimbursement of COBRA premiums for a 12 month period. The benefit was payable if a general release was provided by Mr. Meitzen. The Meitzen Employment Agreement provided that payments due to Mr. Meitzen in the event of a change of control would be reduced to avoid an excess parachute payment under Section 280G of the Internal Revenue Code.

The Meitzen Employment Agreement provided that during Mr. Meitzen’s employment and for an eight-month period after his employment ended, he would not solicit employees of the Bank, its subsidiaries, or affiliates.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding unexercised stock options, restricted stock awards and restricted stock units held by our named executive officers as of December 31, 2025:

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units That Have Not Vested ($)(1)(2)
Richard Sowers	2/15/2018	15,000	—	—	25.50	2/15/2028	—	—	—	—
	2/1/2020	10,000	—	—	21.00	2/1/2030	—	—	—	—
	5/11/2023(3)	—	20,000	10,000	25.15	5/11/2033	—	—	—	—
	5/11/2023(4)	—	—	—	—	—	10,000	575,300	—	—
	7/16/2024(5)	—	—	—	—	—	7,677	441,658	3,839	220,858
	4/30/2025(6)	—	—	—	—	—	2,333	134,217	4,667	268,493
Cory Stewart	1/20/2023(7)	—	—	—	—	—	—	—	4,500	258,885
	7/26/2023(4)	—	—	—	—	—	2,000	115,060	—	—
	7/16/2024(5)	—	—	—	—	—	1,667	95,903	833	47,922
	4/30/2025(6)	—	—	—	—	—	1,000	57,530	2,000	115,060
Andrew Meitzen	7/9/2025(8)	—	—	—	—	—	2,500	143,825	—	—

(1)	Market value is determined using the December 31, 2025 closing stock price of our common stock of $57.53 per share. Amounts are rounded to the nearest whole dollar.
(2)

The awards in these columns represent restricted stock or restricted stock units granted under the 2016 Plan. In accordance with SEC regulations, the number of shares reported represents the target number of shares.

(3)	Represents stock options issued under the 2016 Plan. Vesting occurred on March 13, 2026, the date on which our 2025 audited financial statements were delivered to us.
(4)	Represents restricted stock units issued under the 2016 Plan. Vesting of all restricted stock units in these rows occurred on April 26, 2026.
(5)

Represents an award of restricted stock units issued under the 2016 Plan. Vesting would occur on December 31, 2026, subject to (i) the achievement of the relevant performance targets (for the portion of the award still subject to performance vesting) and (ii) with limited exceptions described above, the executive’s continued employment with us on the applicable vesting date.

(6)

Represents an award of restricted stock units issued under the 2016 Plan. Vesting would occur on December 31, 2027, subject to (i) the achievement of the relevant performance targets (for the portion of the award still subject to performance vesting) and (ii) with limited exceptions described above, the executive’s continued employment with us on the applicable vesting date.

(7)

Represents an award of restricted stock issued under the 2016 Plan. 50% of these shares of restricted stock vested on January 20, 2026. The remaining 50% of these shares of restricted stock will vest on January 20, 2027. Vesting is subject to the executive’s continued employment with us on the applicable vesting date and the achievement of the relevant performance conditions as of the applicable vesting date.

(8)

Represents an award of restricted stock issued under the 2016 Plan. 25% of the shares of restricted stock would vest on each of July 9, 2026, July 9, 2027, July 9, 2028, and July 9, 2029. Vesting was subject to the Mr. Meitzen’s continued employment with us on the applicable vesting date. Mr. Meitzen resigned from the Bank effective July 2, 2026. Upon Mr. Meitzen’s resignation, all unvested shares of restricted stock were forfeited.

Equity Compensation Plans

The Private Bancorp of America, Inc. Equity Incentive Plan

The 2016 Plan was adopted by our Board on May 9, 2016, and approved by our shareholders on June 15, 2016. The 2016 Plan expired on May 9, 2026. Accordingly, we no longer make grants under the 2016 Plan. However, all outstanding and unexercised awards previously granted under the 2016 Plan will continue to be governed by the terms and conditions of the 2016 Plan.

As of December 31, 2025, we had 55,000 outstanding and unexercised stock options issued under the 2016 Plan, of which 25,000 were vested. All of these options have been issued to our executive officers and key personnel, including our named executive officers. As of December 31, 2025, the weighted average exercise price of the stock options issued under the 2016 Plan was $23.26. For the year ended December 21, 2025, our stock compensation expense related to stock options was $0.2 million.

We have also granted shares of restricted stock under the 2016 Plan to our executive officers and key personnel, including our named executive officers. As of December 31, 2025, we had an aggregate of 45,799 outstanding and unvested restricted stock awards. During 2025, we granted 25,405 restricted stock awards. Mr. Meitzen was granted 2,500 shares of restricted stock under the 2016 Plan in 2025. As a result of Mr. Meitzen’s resignation from the Bank effective July 2, 2026, all unvested shares of restricted stock were forfeited. For the year ended December 31, 2025, our compensation expense for shares of restricted stock that vested in 2025 was $1.1 million, and there was approximately $1.3 million of total unrecognized compensation cost related to restricted stock awards, which will be recognized over a weighted average period of 1.7 years.

During 2025, the Company granted 16,250 restricted stock units under the 2016 Plan, including 7,000 restricted stock units granted to Mr. Sowers and 3,000 restricted stock units granted to Mr. Stewart. For the year ended December 31, 2025, there was approximately $700 thousand of total unrecognized compensation cost related to the restricted stock units, which will be recognized over a period of 1.4 years subject to the achievement of specified performance criteria (and generally subject to continued employment).

Private Bancorp of America, Inc. Omnibus Equity Incentive Plan

General. The Private Bancorp of America, Inc. Omnibus Equity Incentive Plan (the “PBAM Plan”) was adopted by our Board on March 12, 2026, and was approved by our shareholders on May 27, 2026. The PBAM Plan will terminate on May 27, 2036. The purpose of the PBAM Plan is to (i) provide an additional incentive to selected employees, directors, and independent contractors of the Company or its affiliates whose contributions are essential to the growth and success of the Company, (ii) strengthen the commitment of such individuals to the Company and its affiliates, (iii) motivate those individuals to faithfully and diligently perform their responsibilities, and (iv) attract and retain competent and dedicated individuals whose efforts will result in the long-term growth and profitability of the Company.

Shares Available for Awards. Up to 570,000 shares of the Company’s common stock will be available for issuance to participants under the PBAM Plan.

Administration. The PBAM Plan will be administered by the Board, or if the Board does not administer the PBAM Plan, a committee or subcommittee of the Board (each of the Board or such committee or subcommittee, the “plan administrator”). The plan administrator may interpret the PBAM Plan and may prescribe, amend, and rescind rules and make all other determinations necessary or desirable for the administration of the PBAM Plan.

The PBAM Plan permits the plan administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Types of Awards. The PBAM Plan authorizes the granting of awards in any of the following forms:

•

Restricted Stock and Restricted Stock Units. Restricted stock and restricted stock units may be granted under the PBAM Plan. The plan administrator will determine the purchase price, vesting schedule and performance goals, if any, and any other conditions that apply to a grant of restricted stock and restricted stock units.

Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a shareholder; provided that no dividends shall be payable to participants when declared and payable to our shareholders. Except as provided in the applicable award agreement, restricted stock units will not be entitled to dividends prior to vesting. The rights of participants granted restricted stock or restricted stock units upon the termination of employment or service to us will be set forth in the award agreement.

•

Options. Incentive stock options and non-statutory stock options may be granted under the PBAM Plan. An “incentive stock option” means an option intended to qualify for tax treatment applicable to incentive stock options under Section 422 of the Internal Revenue Code. A “non-statutory stock option” is an option that is not subject to statutory requirements and limitations required for certain tax advantages that are allowed under specific provisions of the Internal Revenue Code. A non-statutory stock option under the PBAM Plan is referred to for federal income tax purposes as a “non-qualified” stock option. Each option granted under the PBAM Plan will be designated as a non-qualified stock option or an incentive stock option. Incentive stock options may be granted only to our employees, employees of our “parent corporation” (within the meaning of Section 424 of the Internal Revenue Code) or employees of our “subsidiary corporations” (within the meaning of Section 424 of the Internal Revenue Code).

The exercise period of an option may not exceed ten years from the date of grant (or five years from the date of grant in the case of incentive stock options granted to 10% shareholders) and the exercise price may not be less than 100% of the fair market value of a share of common stock on the date the option is granted (or 110% of the fair market value of a share of common stock on the date the option is granted in the case of incentive stock options granted to 10% shareholders). The exercise price for shares of common stock subject to an option may be paid in cash, or as determined by the plan administrator in its sole discretion, (i) through any cashless exercise procedure approved by the plan administrator (including the withholding of shares of common stock otherwise issuable upon exercise), (ii) by tendering unrestricted shares of common stock owned by the participant, (iii) with any other form of consideration approved by the plan administrator and permitted by applicable law, or (iv) by any combination of these methods. The option holder will have no rights to dividends or distributions or other rights of a shareholder with respect to the shares of common stock subject to an option until the option holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of a participant’s termination of employment or service, the participant may exercise his or her option (to the extent vested as of such date of termination) for such period of time as specified in his or her option agreement.

•

Stock Appreciation Rights. Stock Appreciation Rights (“SARs”) may be granted either alone (a “Free-Standing Right”) or in conjunction with all or part of any option granted under the PBAM Plan (a “Related Right”). A Free-Standing Right will entitle its holder to receive, at the time of exercise, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of common stock over the base price of the Free-Standing Right (which shall be no less than 100% of the fair market value of the related shares of common stock on the date of grant) multiplied by the number of shares in respect of which the SAR is being exercised. A Related Right will entitle its holder to receive, at the time of exercise of the SAR and surrender of the applicable portion of the related option, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related option multiplied by the number of shares in respect of which the SAR is being exercised. The exercise period of a Free-Standing Right may not exceed ten years from the date of grant. The exercise period of a Related Right will also expire upon the expiration of its related option.

The holder of a SAR will have no rights to dividends or any other rights of a shareholder with respect to the shares of common stock subject to a stock-settled SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of a participant’s termination of employment or service, the holder of a SAR may exercise his or her SAR (to the extent vested as of such date of termination) for such period of time as specified in his or her SAR agreement.

•

Other Stock-Based Awards. The plan administrator may grant other stock-based awards under the PBAM Plan, valued in whole or in part by reference to, or otherwise based on, shares of common stock. The plan administrator will determine the terms and conditions of these awards, including the number of shares of common stock to be granted pursuant to each award, the manner in which the award will be settled, and the conditions to the vesting and payment of the award (including the achievement of performance goals). The rights of participants granted other stock-based awards upon their termination of employment or service with us will be set forth in the applicable award agreement. In the event that a bonus is granted in the form of shares of common stock, the shares of common stock constituting such bonus shall, as determined by the administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the participant to whom such grant was made and delivered to such participant as soon as practicable after the date on which such bonus is payable. Any dividend or dividend equivalent award issued under the PBAM Plan shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying award.

Equitable Adjustments. In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend or other extraordinary distribution (whether in the form of common stock, cash or other property), combination, exchange of shares, or other change in corporate structure affecting our common stock, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the PBAM Plan; (ii) the kind and number of securities subject to, and the exercise price of, any outstanding options and SARs granted under the PBAM Plan; (iii) the kind, number and purchase price of shares of common stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, restricted stock units and other stock-based awards granted under the PBAM Plan; and (iv) the terms and conditions of any outstanding awards (including any applicable performance targets). Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator.

Change in Control. The PBAM Plan provides that, unless otherwise determined by the plan administrator and evidenced in an award agreement, if a “change in control” (as defined in the PBAM Plan) occurs and a participant is employed by us or any of our affiliates immediately prior to the consummation of the change in control, then the plan administrator, in its sole and absolute discretion, may (i) provide that any unvested or unexercisable portion of an award will become fully vested and exercisable; and (ii) cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any award granted under the PBAM Plan to lapse, and the awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at target performance levels. The plan administrator shall have discretion in connection with such change in control to provide that all outstanding and unexercised options and SARs shall expire upon the consummation of such change in control. In addition, the plan administrator may, subject in all events to the requirements of Section 409A of the Internal Revenue Code, terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of common stock, cash or other property covered by such awards over the aggregate exercise price, if any, of such awards, but if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of common stock, cash or other property covered by such award, the plan administrator may cancel the award without the payment of any consideration to the participant.

Tax Withholding. Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of up to the maximum statutory tax rates in the participant’s applicable jurisdiction with respect to any award granted under the PBAM Plan, as determined by us. We have the right, to the extent permitted by applicable law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by applicable law, to satisfy our withholding obligation with respect to any award.

Amendment and Termination of the PBAM Plan. The PBAM Plan provides our Board with authority to amend, alter or terminate the PBAM Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may materially impair the rights of any participant without the participant’s consent. Shareholder approval of any such action will be obtained if required to comply with applicable law. Unless terminated earlier, the PBAM Plan will terminate on the tenth anniversary of the effective date of the PBAM Plan (although awards granted before that time will remain outstanding in accordance with their terms).

Director Compensation

The following table sets forth information regarding the compensation of each of our non-employee directors for the year ended December 31, 2025, for service as members of our Board and Board committees. The table also includes compensation attributable to the director’s service on the Bank Board and Bank Board committees.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Leda Csanka	60,000	43,673	—	103,673
Selwyn Isakow	203,750(2)	43,673	—	247,423
Leon Kassel(3)	52,500	43,673	—	96,173
James Parks	45,000	43,673	—	88,673
Setareh “SiSi” Pouraghabagher	63,000	43,673	—	106,673
Ernest Rady(4)	52,500	43,673	—	96,173
Rex E. Schlaybaugh, Jr.	53,750	43,673	—	97,423

(1)

On February 14, 2025, in accordance with the 2016 Plan, the CGN Committee recommended to the Board and the Board approved that for services rendered in 2025, each non-employee director would receive a restricted stock award in lieu of cash compensation in the amount of $45,000. These restricted stock awards were granted on December 1, 2025 and vested immediately on grant. Based on the closing price of the Company’s common stock on February 14, 2025 of $59.34 per share, the Board approved (and on December 1, 2025, the Company issued) to each of our non-employee directors an award of 759 shares of the Company’s common stock. In accordance with SEC rules, the amounts reported in this column represent the grant date fair value of the awards, calculated in accordance with ASC Topic 718.

(2)	This amount includes compensation earned under the Director Services Agreement (as defined below), pursuant to which Mr. Isakow received annual compensation of $120,000.
(3)	Mr. Kassel retired from the Board at the Company’s 2025 annual meeting of shareholders, and did not stand for reelection for the Bank Board in 2026.
(4)	Mr. Rady retired from the Board at the Company’s 2026 annual meeting of shareholders, but still serves on the Bank Board.

During 2025, each of our non-employee directors earned annual cash compensation in the base amount of $45,000. Each non-employee director was awarded 759 shares of the Company’s common stock on December 1, 2025. Selwyn Isakow, the Chair of the Board and Bank Board, received an additional amount of $32,500. SiSi Pouraghabagher, the Chair of the Audit Committee and the Bank’s Enterprise Risk Management Committee, received an additional amount of $18,000. For the period of time that Mr. Isakow and Mr. Schlaybaugh served as the Chair of the CGN Committee in 2025, they received $6,250 and $8,750, respectively. Ernest Rady, the Chair of the Bank’s Loan Committee, and Leon Kassel, the Chair of the ALCO, each received an additional amount of

$7,500. Leda Csanka, the Chair of the Bank’s Technology and Innovation Committee, received an additional amount of $15,000. There was no additional monetary compensation for non-employee directors for their services as non-employee directors to us or the Bank for fiscal year 2025, except as to Mr. Isakow as noted below.

Directors are reimbursed for direct expenses incurred by them related to traveling to attend Board and Bank Board meetings.

Director Services Agreement

The Bank entered into a Director Services Agreement with Mr. Isakow, the Chair of both the Board and Bank Board, wherein various services were provided including client development and retention, shareholder development and communications, business model implementation, and acquisition strategies. In respect of 2025, for services provided as a non-employee director, Mr. Isakow received annual compensation of $120,000 (in addition to the annual cash retainer of $45,000, 759 shares of the Company’s common stock, Chair of the Board fee of $32,500, Chair of the CGN Committee fee of $6,250, and reimbursement for expenses).

Compensation Committee Interlocks and Insider Participation

In 2025, the CGN Committee was comprised entirely of five independent directors: Ms. Csanka, Mr. Parks, Ms. Pouraghabagher, Mr. Schlaybaugh, and Mr. Isakow, with Mr. Schlaybaugh serving as Chair. None of these individuals is or has been an officer or employee of the Company during the last fiscal year or as of the date of this Registration Statement, or is serving or has served as a member of the compensation committee of another entity that has an executive officer serving on the Compensation Committee. No executive officer of the Company served as a director of another entity that had an executive officer serving on the Compensation Committee. Finally, no executive officer of the Company served as a member of the compensation committee of another entity that had an executive officer serving as a director of the Company.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to, among other things, (i) indemnify the directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, subject to certain exceptions and limitations and (ii) advance the expenses such directors or executive officers may incur as a result of or in connection with the defense of any proceeding brought against them as to which they could be indemnified, subject to an undertaking by the indemnified party to repay such advances if it is ultimately determined that he or she is not entitled to indemnification. The forms of each of the Indemnification Agreement for Directors and the Indemnification Agreement for Executive Officers are filed as exhibits to this Registration Statement.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Statement of Policy Regarding Transactions with Related Persons

Transactions among the Company and the Bank are subject to a formal written policy and certain regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions between banks and their affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by banks to their executive officers, directors, and principal stockholders). The Bank’s Loan Policy governs loans to the Bank’s officers and employees.

In addition, our Board will adopt a written policy governing the review, approval or ratification of transactions between the Company or the Bank and any related party in which the amount involved since the beginning of the last completed fiscal year will or may be expected to exceed $120,000 and in which one of our executive officers, directors, director nominees or stockholders beneficially owning more than 5% of any class of our outstanding common stock (or their immediate family members) has a direct or indirect material interest. The policy will call for the related person transactions to be reviewed by the Chief Financial Officer and, if deemed appropriate, approved or ratified by the Audit Committee. In determining whether or not to approve or ratify a related person transaction, the Audit Committee will take into account, among other relevant factors, whether the related person transaction is in our best interests, whether it involves a conflict of interest, and the commercial reasonableness of the transaction. In the event a member of the Audit Committee is not disinterested with respect to the related person transaction under review, that member may not participate in the review, approval or ratification of that related person transaction.

Certain decisions and transactions are not subject to the related party transaction approval policy, including: (i) decisions on compensation or benefits relating to directors or executive officers; and (ii) indebtedness to us in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to us and not presenting more than the normal risk of collectability or other unfavorable features.

Certain Transactions with Related Persons

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, the Company or the Bank, or our affiliates in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. These related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Any loans we originate with officers, directors or principal shareholders, as well as their immediate family members and affiliates, are approved by our Board in accordance with the Bank’s regulatory requirements.

As of March 31, 2026, we had approximately $3.0 million of loans outstanding to our directors, officers, beneficial holders and their immediate family members and their affiliates, as well as those of the Bank, while deposits from this group totaled $37.4 million as of such date. As of the date of this Registration Statement, none of these loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our directors, executive officers and beneficial holders, as well as their immediate family members and affiliates. See Note 12 — Related Party Transactions of the notes to the audited consolidated financial statements included in Item 13 of this Registration Statement for further information.

Director Independence

Our Board annually evaluates the independence of its members based on Item 407(a) of Regulation S-K and NASDAQ Rule 5605(a)(2). In addition, the Board annually evaluates the independence of its Audit Committee and CGN Committee members based on the standards set forth in NASDAQ Rules 5605(c)(2), (d)(2), and (e), respectively. Our corporate governance policy requires that a majority of the Board be composed of directors who meet the requirements for independence established by these standards.

Our Board has affirmatively determined that each director, except for Mr. Sowers, is an independent director under NASDAQ listing standards. Mr. Sowers, the Company’s Chief Executive Officer, is not independent because he is an executive officer of the Company and the Bank. Our Board has also concluded that the members of the Audit Committee meet the standards of NASDAQ Rule 5605(c)(2) and that the members of the CGN Committee meet the standards of NASDAQ Rule 5605(d)(2).

Item 8. Legal Proceedings

The Company is involved in legal proceedings occurring in the ordinary course of business. Management believes that none of the legal proceedings occurring in the ordinary course of business, individually or in the aggregate, will have a material adverse impact on the results of operations or financial condition of the Company.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters

Market Information

Our common stock is quoted on the OTC Market’s Group OTCQX marketplace, under the symbol “PBAM.” Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. There has been no regular and liquid trading market for our common stock.

We have applied for approval to list our common stock on NASDAQ under our current symbol “PBAM” upon effectiveness of this Registration Statement. If NASDAQ approves the listing of our common stock on NASDAQ and this Registration Statement becomes effective, we cannot assure you that a more active trading market will develop for our common stock. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of shares of our common stock at any particular time may be limited. Our shareholders may not be able to sell their shares at the volume, prices, or times that they desire. Shareholders should be financially prepared and able to hold shares for an indefinite period. In addition, the prices of thinly traded stocks can be more volatile than more widely traded stocks.

Holders

As of the date of this Registration Statement, the Company had 5,725,696 shares of common stock outstanding held by approximately 481 shareholders of record.

Dividends

Our shareholders are entitled to receive dividends only if, when and as declared by our Board and out of funds legally available. We have paid no cash dividends to common shareholders since our inception. Whether or not dividends, either cash or stock, will be paid in the future will be determined by our Board in its sole discretion, subject to the satisfaction of any regulatory requirements. Our profitability and regulatory capital ratios, in addition to other financial conditions, will be key factors in determining the payment of dividends.

As a California corporation, we are subject to certain restrictions on dividends under the California General Corporation Law (the “CGCL”). We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See the section entitled “Supervision and Regulation — Dividends” in Item 1 of this Registration Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information, as of December 31, 2025, relating to the Company’s share-based compensation plans, pursuant to which awards may be granted in the form of stock options, restricted stock and restricted stock units to directors and employees. See Note 10 — Share-Based Compensation of the notes to the consolidated financial statements included in Item 13 of this Registration Statement for additional information about the Company’s share-based compensation plans.

Equity Compensation Plan Category	Number of Shares To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available For Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by shareholders			164,833(1)
Stock Options(2)	66,000	$23.26
Restricted Shares(3)	45,799	41.22
Restricted Stock Units(4)	58,046	—

	169,845	30.62
Equity compensation plans not approved by shareholders	—	$—	—

Total	169,845	$30.62	164,833

(1)	Represents shares available for issuance under the 2016 Plan. No further grants will be made under the 2016 Plan.
(2)

Represents (a) 55,000 shares of common stock available for issuance upon the exercise of outstanding stock options under the 2016 Plan and (b) 11,000 shares of common stock available for issuance upon the exercise of outstanding stock options under the Embarcadero Bank 2006 Stock Plan (the “2006 Plan”), which we assumed in connection with the reorganization in which we became the Bank’s bank holding company. No further grants may be made under the 2006 Plan.

(3)	Represents shares of common stock to be used upon vesting of outstanding restricted stock awards.
(4)

Represents shares available for issuance under the 2016 plan. No exercise price is provided for the restricted stock units or factored into the total weighted average exercise price because they are converted into common stock on a one-for-one basis at no additional cost. The amounts in the table reported assume that restricted stock units vest at target performance under the 2016 Plan.

Subsequent to the end of the Company’s 2025 fiscal year, on March 12, 2026, the Board approved the PBAM Plan and approved the submission of the PBAM Plan to shareholders for their approval at the Company’s 2026 annual meeting of shareholders, and the PBAM Plan was approved by shareholders at the 2026 annual meeting of shareholders on May 27, 2026. The PBAM Plan authorizes up to 570,000 shares of common stock for issuance. Following the effectiveness of this Registration Statement, the Company will register with the SEC (on a registration statement on Form S-8 to be filed under the Securities Act) the remaining shares of common stock issuable under the PBAM Plan. For additional information regarding the PBAM Plan, please see the section entitled “Executive Compensation — Equity Compensation Plans — Private Bancorp of America, Inc. Omnibus Equity Incentive Plan” in Item 6 of this Registration Statement.

Repurchases

From time to time, our Board authorizes us to repurchase our common stock. On March 19, 2026, our Board authorized a stock repurchase program, whereby the Company could repurchase an aggregate amount of up to $3.0 million shares of its common stock, or approximately 0.8% of its outstanding shares of common stock. As of March 31, 2026, $3.0 million shares of the Company’s common stock were repurchased under the plan, and there are no remaining shares for repurchase under the plan. On April 29, 2026, our Board authorized an additional stock repurchase program, whereby the Company may repurchase an aggregate amount of up to $10.0 million shares of its common stock, or approximately 2.3% of its outstanding shares of common stock. As of the date of this Registration Statement, no shares of the Company’s common stock were repurchased under the plan.

Item 10. Recent Sales of Unregistered Securities

The following summarizes information, as of the date of this Registration Statement, relating to the securities sold by the Company within the past three years that were not registered under the Securities Act. In the past three years, pursuant to the 2016 Plan, the Company issued or granted the following to our directors, officers, and employees:

2023	Amount of Awards	Weighted Average Price/ Fair Market Value
Restricted Stock Awards(1)(2)	17,600	33.35
2024
Restricted Stock Awards(1)(2)	33,332	42.28
Restricted Stock Units(1)(3)	24,246	—
2025
Restricted Stock Awards(1)(2)	25,405	58.16
Restricted Stock Units(1)(3)	16,250	—
2026
Restricted Stock Awards(1)(2)	12,900	68.50
Restricted Stock Units(1)(3)	15,913	—

(1)	Represents equity awards issued or granted to directors, officers and employees pursuant to the 2016 Plan.
(2)

Restricted stock awards granted to our officers and employees vest in 25.0% increments on the first through the fourth anniversaries of the grant date. Restricted stock awards granted to our directors vest immediately upon the grant date.

(3)	Restricted stock units vest three years after the grant date.

The offers, sales and issuances of the securities described above were, or will be, deemed to be exempt from registration under the Securities Act, including in reliance of Section 3(a)(9) and Section 4(a)(2) of the Securities Act and Rule 701 under the Securities Act. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid.

Item 11. Description of Registrant’s Securities to Be Registered

The following summary describes our capital stock and the material provisions of our Articles and our Bylaws, and of the CGCL. Because the following is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to the Company’s Articles and our Bylaws, which are included as Exhibits 3.1 and 3.2, respectively, to this Registration Statement.

General

This Registration Statement related to the Company’s common stock. The Company’s authorized capital stock consists of:

•	20,000,000 shares of common stock, no par value per share; and

•	20,000,000 shares of preferred stock, no par value per share.

As of the date of this Registration Statement, there were 5,725,696 shares of common stock outstanding and no shares of preferred stock outstanding. The preferred stock is not being registered by this Registration Statement.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of shareholders, except that shareholders may have cumulative voting rights with respect to the election of directors as described herein.

In any election of directors, the candidates receiving the highest number of affirmative votes of the shares entitled to vote for them are elected. No shareholder will be entitled to cumulate votes for election of directors unless such candidate or candidates’ names have been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the shareholder’s intention to cumulate the shareholder’s votes. If any shareholder properly gives such notice, then all shareholders may cumulate their votes for candidates in nomination. When cumulative voting applies, each shareholder entitled to vote may cast for any one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such shareholder’s shares are normally entitled, or each shareholder entitled to vote may distribute such votes on the same principle among as many candidates as the shareholder sees fit.

The presence in person or by proxy of the persons entitled to vote a majority of the voting shares at any meeting constitutes a quorum for the transaction of business. The shareholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Dividend Rights

The holders of our common stock are entitled to share equally in any dividends that our Board may declare from time to time out of funds legally available for dividends, subject to limitations under the CGCL and any preferential rights of holders of our then outstanding preferred stock.

Liquidation and Dissolution

After the return of all funds to depositors and the payment of creditors and after distribution in full of the preferential amounts to be distributed to the holders of all classes and series of stock entitled thereto or the holders of capital notes, if any, in the event of a voluntary or involuntary liquidation, dissolution or winding up of the corporation, as provided for in the CGCL, the holders of the common stock shall be entitled to receive all our remaining assets.

No Preemptive or Similar Rights

Holders of shares of our common stock do not have preemptive rights to purchase additional shares of common stock, have no conversion or redemption rights and are not subject to any sinking fund.

Fully Paid and Nonassessable

All of our outstanding shares of common stock will be fully paid and nonassessable.

Preferred Stock

Upon authorization of our Board, we may issue shares of one or more series of our preferred stock from time to time, which may be senior in right to our common stock with respect to dividends and distributions on liquidation. Our Board may, without any action by holders of common stock (subject to NASDAQ shareholder approval rules), fix rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of any such series of preferred stock.

Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and California Law

California law and certain provisions of our Articles and Bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our Board. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Limitation on Right to Call a Special Meeting of Shareholders. Our Bylaws provide that special meetings of shareholders may only be called by our Board, the Chair of the Board, the Chief Executive Officer, the president or by the holders of not less than 10% of our outstanding shares of capital stock entitled to vote for the purpose or purposes for which the meeting is being called.

Advance Notice Provisions. Our Bylaws require that any business to be proposed by a shareholder at an annual meeting and any shareholder nominations for director must be made in accordance with the provisions of our Bylaws, which generally require, among other things, that a shareholder deliver timely notice in writing to our corporate secretary. To bring business before an annual meeting, such written notice must be delivered not later than 5:00 p.m. Pacific Time on the 90th day nor earlier than 5:00 p.m. Pacific Time on the 120th day prior to the first anniversary date of the preceding year’s annual meeting. To nominate an individual for election to the Board, such notice must be delivered not later than 5:00 p.m. Pacific Time on the 30th day nor earlier than 5:00 p.m. Pacific Time on the 60th day prior to the meeting of shareholders called for election of directors. Such notices must include the information specified in our Bylaws. Such requirements will be in addition to any requirements under SEC Rule 14a-8 for shareholder proposals sought to be included in the Company’s proxy materials.

Filling of Board Vacancies; Removals. Any vacancies on our Board may be filled by approval of the Board, or if the number of directors then in office is less than a quorum by (i) unanimous written consent of the directors then in office, (ii) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice, or (iii) a sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent other than to fill a vacancy created by removal, which requires the unanimous consent of all shares entitled to vote for the election of directors, requires the consent of a majority of the outstanding shares entitled to vote.

New or Amendment of the Bylaws. New bylaws may be adopted, or our Bylaws may be amended or repealed by the vote or written consent of shareholders entitled to exercise a majority of the voting power of the Company. Subject to the right of shareholders, and the limitations of Section 212 of the CGCL, the Bylaws may also be adopted, amended, or repealed by the Board; provided, however, that after the issuance of shares, a bylaw specifying or changing a fixed number of directors or the maximum or minimum number, or changing from a fixed to a variable board or vice versa, may only be adopted by the vote or written consent of shareholders entitled to exercise a majority of the voting power. Accordingly, our Board could take action to amend our Bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Voting Provisions for Change in Control Transaction. Under the CGCL, most business combinations, including mergers, consolidations and sales of substantially all the assets of a California corporation, must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of such corporation. The articles of incorporation or bylaws of a California corporation may, but are not required to, set a higher standard for approval of such transactions. Our Articles and Bylaws do not set higher limits.

Limitations on Liability and Indemnification Matters. Our Articles limit the liability of our directors to the fullest extent permitted by the CGCL, and our Bylaws provide that we will indemnify them to the fullest extent permitted by such law. Pursuant to our directors’ and officers’ liability insurance, our directors and executive officers will be insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, our Articles provide for the elimination of liability for our directors for monetary damages to the fullest extent permissible under the CGCL and authorize us to indemnify our directors and officers in excess of the indemnification otherwise permitted by Section 317 of the CGCL, subject only to the applicable limits set forth in Section 204 of the CGCL with respect to actions for breach of duty to the corporation and its shareholders and to the requirements of applicable federal laws, rules, regulations, or orders regarding indemnification and prepayment of legal expenses, including Section 18(k) of the FDI Act and Part 359 of the rules and regulations of the FDIC.

Restrictions on Ownership of Company Common Stock

The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The BHC Act requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of the voting power of our outstanding common stock. Any “company” (as defined in the BHC Act) other than a bank holding company is required to obtain the approval of the Federal Reserve before acquiring “control” of us. “Control” generally means (1) the ownership or control of 25% or more of a class of voting securities, (2) the ability to elect a majority of the directors, or (3) the ability otherwise to exercise a controlling influence over management and policies. The interpretation of these control attributes is subject to interpretation by the Federal Reserve through regulation and practice. A person, other than an individual, that controls us for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, any person, either individually or acting through or in concert with one or more persons, is required to provide notice (or rebut control) to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of the voting power of our outstanding common stock (or any other class of our voting securities). Further, prior approval of the DFPI is required for any person to acquire control of us, and control for these purposes is presumed to exist when a person owns 10% or more of our outstanding common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Financial Solutions, Inc, which can be contacted at 51 Mercedes Way, Edgewood, NY 11717, shareholder@broadridge.com, +1 (720) 378-5591, or +1 (877) 830-4936.

Listing

The Company’s common stock is quoted on the OTC Market’s Group OTCQX marketplace, under the symbol “PBAM.” We have applied to list our common stock on NASDAQ under the symbol “PBAM.”

Item 12. Indemnification of Directors and Officers

Section 317 of the CGCL provides that a California corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Section 317 of the CGCL further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against and incurred by such person in any indemnified capacity, or arising out of such person’s status as such, regardless of whether the corporation would otherwise have the power to indemnify such person under the CGCL.

Section 204(a)(10) of the CGCL provides that a corporation’s articles of incorporation may include provisions eliminating or limiting the personal liability of a director for monetary damages for breach of fiduciary duties as a director, except for liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (vi) under Section 310, or (vii) under Section 316, (B) no such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when the provision becomes effective, and (C) no such provision shall eliminate or limit the liability of an officer for any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors.

Our Articles provide for the elimination of liability for our directors for monetary damages to the fullest extent permissible under the CGCL and authorize us to indemnify our directors and officers in excess of the indemnification otherwise permitted by Section 317 of the CGCL, subject only to the applicable limits set forth in Section 204 of the CGCL with respect to actions for breach of duty to the corporation and its shareholders.

Our Bylaws provide that we must indemnify any person who is or was our director or officer, or was serving at our request as a director or officer of another corporation or enterprise to the fullest extent authorized by law.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, the Exchange Act and otherwise.

The foregoing is only a general summary of certain aspects of California law and our governing documents and agreements dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to our Articles of Incorporation and Amended and Restated Bylaws, which are filed as an exhibit to this Registration Statement, and to the relevant provisions of the CGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted of our directors and officers or for persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, Section 18(k) of the FDI Act and implementing regulations of the

FDIC. These laws and regulations prohibit, among other things, indemnification payments with respect to an administrative proceeding or civil action if the director or officer is assessed a civil money penalty or removed from his or her position at the Company or the Bank.

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to, among other things, (i) indemnify the directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, subject to certain exceptions and limitations and (ii) advance the expenses such directors or executive officers may incur as a result of or in connection with the defense of any proceeding brought against them as to which they could be indemnified, subject to an undertaking by the indemnified party to repay such advances if it is ultimately determined that he or she is not entitled to indemnification. The forms of each of the Indemnification Agreement for Directors and the Indemnification Agreement for Executive Officers are filed as exhibits to this Registration Statement.

Item 13. Financial Statements and Supplementary Data

Set forth below is an index to our financial statements attached to this Registration Statement.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15. Financial Statements and Exhibits

(a) FINANCIAL STATEMENTS: The following financial statements are included in Item 13 of this Registration Statement:

Unaudited Consolidated Financial Statements

Consolidated Balance Sheets as of March 31, 2026 and December 31, 2025

Consolidated Statement of Income for the three months ended March 31, 2026 and 2025

Consolidated Statements of Comprehensive Income for the three months ended March 31, 2026 and 2025

Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2026 and 2025

Consolidated Statements of Cash Flows for the three months ended March 31, 2026 and 2025

Notes to Consolidated Financial Statements

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2025 and 2024

Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023

Notes to Consolidated Financial Statements

(b) EXHIBITS: The following exhibits are included as part of this Registration Statement:

Exhibit No.	Description

3.1	Articles of Incorporation of Private Bancorp of America, Inc.

3.2	Amended and Restated Bylaws of Private Bancorp of America, Inc.

4.1	Specimen Stock Certificate of Private Bancorp of America, Inc.

10.1*	Private Bancorp of America, Inc. Equity Incentive Plan, dated effective as of June 15, 2016

10.2*	Amendment to Private Bancorp of America, Inc. Equity Incentive Plan, dated effective as of May 22, 2024

10.3*#	Form of 2023 Restricted Stock Unit Agreement under the Private Bancorp of America, Inc. Equity Incentive Plan

10.4*#	Form of 2024 Restricted Stock Unit Agreement under the Private Bancorp of America, Inc. Equity Incentive Plan

10.5*#	Form of 2025 Restricted Stock Unit Agreement under the Private Bancorp of America, Inc. Equity Incentive Plan

10.6*#	Form of 2026 Restricted Stock Unit Agreement under the Private Bancorp of America, Inc. Equity Incentive Plan

10.7*	Private Bancorp of America, Inc. 2026 Omnibus Equity Incentive Plan

Exhibit No.	Description

10.8*	Employment Agreement, dated as of September 5, 2023, by and between CalPrivate Bank and Cory Stewart

10.9*†	Employment Agreement, dated as of May 22, 2026, by and between CalPrivate Bank and Richard L. Sowers

10.10*†	CalPrivate Bank Life Insurance and Split Dollar Agreement, dated April 5, 2022, between CalPrivate Bank and Richard L. Sowers

10.11*†	Private Bancorp of America, Inc. Equity Incentive Plan Restricted Stock Agreement, dated April 11, 2023, by and between Private Bancorp of America, Inc. and Cory Stewart

10.12*†	Private Bancorp of America, Inc. Equity Incentive Plan Stock Option Agreement, dated July 24, 2023, by and between Private Bancorp of America, Inc. and Richard L. Sowers

10.13*	Director Services Agreement, dated as of January 1, 2024 by and between CalPrivate Bank and Selwyn Isakow

10.14*	First Amendment to Director Services Agreement, dated as of January 1, 2025, by and between CalPrivate Bank and Selwyn Isakow

10.15*	Form of Indemnification Agreement for Directors

10.16*	Form of Indemnification Agreement for Executive Officers

21.1	List of subsidiaries of Private Bancorp of America, Inc.

*	Indicates a management contract or compensatory plan.
†

Certain identified information has been excluded from the exhibit pursuant to Item 601(a)(5) or 601(a)(6) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedules so furnished.

#

Certain confidential information contained in this exhibit has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because the Company customarily and actually treats such information as private or confidential and the omitted information is not material. The Company hereby agrees to furnish supplementally an unredacted copy of this exhibit upon request by the SEC.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands, except share data)	March 31, 2026	December 31, 2025
ASSETS
Cash and due from banks	$26,135	$11,148
Interest-bearing deposits in other financial institutions	24,078	13,523
Interest-bearing deposits at Federal Reserve Bank	246,788	130,344

Cash and Cash Equivalents	297,001	155,015
Interest-bearing time deposits with other financial institutions	4,326	4,355
Debt securities available for sale (amortized cost of $228,851 and $224,794, net of allowance for credit losses of $0 and $0)	220,908	217,837
Loans held for sale	596	2,330
Loans held for investment	2,140,964	2,126,147
Allowance for loan losses	(30,236)	(29,323)

Loans held for investment, net	2,110,728	2,096,824
Federal Home Loan Bank stock, at cost	10,652	10,652
Premises and equipment, net	2,678	2,783
Other real estate owned (“OREO”)	8,568	8,568
Deferred tax asset, net	11,646	10,508
Servicing assets, net	1,957	1,913
Accrued interest receivable	8,773	8,284
Other assets	16,093	15,988

Total Assets	$2,693,926	$2,535,057

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits:
Noninterest-bearing deposits	$735,802	$606,105
Interest-bearing deposits	1,638,893	1,617,776

Total Deposits	2,374,695	2,223,881
Borrowings	25,978	28,976
Accrued interest payable and other liabilities	20,521	18,236

Total Liabilities	2,421,194	2,271,093

Commitments and Contingencies (Note 8)
Shareholders’ Equity
Common stock, no par value, 20,000,000 shares authorized; 5,715,049 and 5,728,187 shares issued and outstanding for March 31, 2026 and December 31, 2025, respectively	78,053	76,972
Additional paid-in-capital	3,992	4,389
Retained earnings	196,247	187,473
Accumulated other comprehensive income (loss)	(5,560)	(4,870)

Total Shareholders’ Equity	272,732	263,964

Total Liabilities and Shareholders’ Equity	$2,693,926	$2,535,057

See the accompanying Notes to Consolidated Financial Statements.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended March 31,
(in thousands, except per share data)	2026	2025
Interest and Dividend Income
Interest and fees on loans	$37,967	$36,565
Interest-bearing deposits at the Federal Reserve Bank	1,655	2,050
Interest on investment securities	2,121	1,295
Dividends on Federal Home Loan Bank stock	540	210
Interest on deposits with other financial institutions	130	148

Total Interest and Dividend Income	42,413	40,268

Interest Expense
Interest expense on deposits	9,360	11,899
Interest expense on borrowings	444	637

Total Interest Expense	9,804	12,536

Net Interest Income	32,609	27,732
Provision (reversal) for credit losses	2,019	299

Net Interest Income After Provision (Reversal) for Credit Losses	30,590	27,433

Noninterest Income
Service charges on deposit accounts	544	557
Gain on sale of Small Business Administration (“SBA”) loans	907	469
Servicing income, net	154	137
Other fees and miscellaneous income	330	450

Total Noninterest Income	1,935	1,613

Noninterest Expense
Compensation and employee benefits	10,811	9,748
Occupancy and equipment	858	844
Data processing	1,369	1,326
Professional services	610	508
Director compensation	278	290
Regulatory assessments	394	368
Administrative and other expense	1,360	971

Total Noninterest Expense	15,680	14,055

Income Before Provision for Income Taxes	16,845	14,991

Provision for Income Taxes	4,818	4,429

Net Income	$12,027	$10,562

Net income per common share information
Basic Earnings Per Share	$2.10	$1.83
Diluted Earnings Per Share	2.07	1.80

See the accompanying Notes to Consolidated Financial Statements.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,
(in thousands)	2026	2025
Net income	$12,027	$10,562
OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gains (losses) on securities available-for-sale:
Change in unrealized gains (losses)	(986)	1,989

	(986)	1,989

Related income tax effect:
Change in unrealized (gains) losses	296	(596)

	296	(596)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(690)	1,393

TOTAL COMPREHENSIVE INCOME	$11,337	$11,955

See the accompanying Notes to Consolidated Financial Statements.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended March 31, 2026 and 2025

(Unaudited)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
(in thousands, except per share data)	Shares Outstanding	Amount
Balance, January 1, 2025	5,766,810	$75,377	$4,393	$152,252	$(8,488)	$223,534
Net income	—	—	—	10,562	—	10,562
Share-based compensation	—	—	492	—	—	492
Issuance of restricted shares, net	13,675	—	—	—	—	—
Vesting of restricted shares	—	84	(84)	—	—	—
Vesting of restricted stock units	22,077	695	(695)	—	—	—
Repurchase of restricted stock for taxes	(1,433)	—	(43)	(352)	—	(395)
Repurchase of restricted stock units for taxes	—	—	(351)	—	—	(351)
Other comprehensive income (loss)	—	—	—	—	1,393	1,393

Balance, March 31, 2025	5,801,129	$76,156	$3,712	$162,462	$(7,095)	$235,235

Balance, January 1, 2026	5,728,187	$76,972	$4,389	$187,473	$(4,870)	$263,964
Net income	—	—	—	12,027	—	12,027
Share-based compensation	—	—	530	—	—	530
Common stock repurchased	(44,214)	—	—	(3,000)		(3,000)
Exercise of stock options, net settled	22,174	477	(25)	—	—	452
Vesting of restricted shares	—	495	(204)	—	—	291
Vesting of restricted stock units	12,141	109	(399)	—	—	(290)
Forfeitures of restricted stock	(883)	—	—	—	—	—
Repurchase of restricted stock for taxes	(2,356)	—	(90)	(253)	—	(343)
Repurchase of restricted stock units for taxes	—	—	(209)	—	—	(209)
Other comprehensive income (loss)	—	—	—	—	(690)	(690)

Balance, March 31, 2026	5,715,049	$78,053	$3,992	$196,247	$(5,560)	$272,732

See the accompanying Notes to Consolidated Financial Statements.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended March 31,
(in thousands)	2026	2025
Cash Flows From Operating Activities
Net income	$12,027	$10,562
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	237	271
Provision (reversal) for credit losses	2,019	299
Net premium amortization on investment securities	(28)	(21)
Gain on sale of SBA loans	(907)	(469)
Proceeds from sale of SBA loans	17,863	9,154
Loans originated for sale	(15,526)	(7,899)
Amortization of servicing assets	261	250
Amortization of deferred loan fees, costs, premiums and discounts	(841)	(570)
Amortization of debt issuance costs	2	2
Amortization of low-income housing tax credit investments	122	105
Unrealized loss (gain) on other equity investments	7	9
Share-based compensation expense	530	492
Change in accrued interest receivable and other assets	(37)	238
Change in accrued interest payable and other liabilities	986	1,672

Net Cash Provided by Operating Activities	16,715	14,095

Cash Flows From Investing Activities
Change in time deposits with other banks	29	(25)
Purchases of securities	(22,931)	(21,440)
Maturities and principal paydowns of securities	18,680	11,663
Net (increase) decrease in loans	(15,089)	5,775
Purchases of property and equipment	(132)	(368)

Net Cash Used in Investing Activities	(19,443)	(4,395)

Cash Flows From Financing Activities
Net increase in deposits	150,814	57,649
Net increase in (repayment of) borrowings	(3,000)	(12,000)
Share repurchases	(3,000)	—
Repurchase of restricted shares for taxes	(552)	(746)
Proceeds from exercise of stock options	452	—

Net Cash Provided by Financing Activities	144,714	44,903

Net (Decrease) Increase in Cash and Cash Equivalents	141,986	54,603
Cash and Cash Equivalents, Beginning of Period	155,015	163,878

Cash and Cash Equivalents, End of Period	$297,001	$218,481

Supplemental Cash Flow Information
Interest paid	$9,855	$12,511
Lease liabilities arising from obtaining right-of-use assets	$1,307	$—

See the accompanying Notes to Consolidated Financial Statements.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

The accompanying consolidated financial statements include the accounts of Private Bancorp of America, Inc. and its wholly-owned subsidiary CalPrivate Bank (the “Bank”), collectively referred to herein as “the Company.” All significant intercompany balances and transactions have been eliminated in consolidation. Private Bancorp of America, Inc. was formed in August 2015 as a bank holding company.

The Bank is a commercial bank chartered by the State of California. Deposits held at the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to applicable statutory limits. The Bank provides comprehensive banking services, including deposit accounts, treasury management services, and lending solutions tailored primarily to high-net-worth individuals, professionals, family offices, closely-held businesses, real estate entrepreneurs, and small to mid-sized businesses. Lending activities include commercial real estate loans, commercial and industrial loans, and government-guaranteed lending programs.

The Company is headquartered in La Jolla, California, with additional branches located in downtown San Diego, Coronado, Newport Beach, Beverly Hills, El Segundo, and Montecito, California. The Company also maintains administrative locations in Brea, Temecula, Mission Valley, and Redlands, California. The Bank also provides digital banking services to enhance client accessibility and efficiency.

The Company’s stock is traded in the over-the-counter markets (OTCQX: PBAM) and is therefore considered a public business entity for financial reporting purposes.

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with the accounting principles generally accepted in the United States of America and conform to practices within the banking industry. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position, results of operations, comprehensive income, changes in shareholders’ equity and cash flows for the periods presented.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassification had no effect on prior year net income or shareholders’ equity.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the balance sheets, and the reported amounts of revenues and expenses during the reporting periods covered. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, the fair value of servicing assets, and the valuation of deferred tax assets and liabilities.

Significant Accounting Policies

The Company’s significant accounting policies are included in Note 1, Summary of Significant Accounting Policies in the notes to our audited consolidated financial statements included in the Company’s 2025 Annual Report.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through June 8, 2026 which is the date the financial statements were available to be issued.

Operating Segments

The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. While the Company’s CODM monitors multiple of the Company’s revenue sources, operations are managed, and financial performance is evaluated, on a Company-wide basis. Discrete operating results are not reviewed to make resource allocation or performance decisions. Accordingly, all of the Company’s operations are considered to be one operating segment. The Company’s single reportable segment consists of the consolidated operations of Private Bancorp of America, Inc. and its wholly owned subsidiary, CalPrivate Bank. The Bank provides deposit accounts, treasury management services, commercial real estate loans, commercial and industrial loans, SBA lending, and other banking services. The Company does not manage its operations through multiple operating segments, and discrete operating results are not reviewed by the CODM by product, service line, branch, or business line for purposes of assessing segment performance or allocating resources.

The CODM assesses performance and allocates resources on a consolidated basis using consolidated net income. The significant expense categories regularly provided to the CODM and included in consolidated net income are the same categories presented in the Consolidated Statements of Income. Because the Company has one reportable segment, the segment revenues, significant segment expense categories, reported measure of segment profit or loss, and total assets are the same as the corresponding consolidated amounts presented in the consolidated financial statements.

The following table presents the Company’s segment revenues, significant segment expense categories, other segment items, reported measure of segment profit or loss, and total assets for its single reportable segment:

	Three Months Ended March 31,
	2026	2025
Segment Revenues
Interest and Dividend Income	$42,413	$40,268
Noninterest Income	1,935	1,613

Total Segment Revenues	44,348	41,881

Segment Expenses
Interest expense on deposits	9,360	11,899
Interest expense on borrowings	444	637
Provision (reversal) for credit losses	2,019	299
Compensation and employee benefits	10,811	9,748
Occupancy and equipment	858	844
Data processing	1,369	1,326
Professional services	610	508
Director compensation	278	290
Regulatory assessments	394	368
Administrative and other expense	1,360	971
Provision for income taxes	4,818	4,429

Total Segment Expenses	32,321	31,319

Segment Net Income	$12,027	$10,562

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	March 31, 2026	December 31, 2025
Segment Assets	$2,693,926	$2,535,057

Recent Accounting Guidance Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which requires additional disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement, as well as disclosures about selling expenses. The new standard is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively, with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its Consolidated Financial Statements, as well as the planned date of adoption.

In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends the cost capitalization guidance by removing references to software development project stages to better align with current development methods. The new standard requires software cost capitalization to begin when management has authorized and committed to funding the software project and it is probable that the software will be completed and used to perform its intended function. The standard is effective for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those annual reporting periods. The requirements may be applied on a prospective, modified, or retrospective transition basis, and early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its Consolidated Financial Statements, as well as the planned date of adoption.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the applicability of interim reporting guidance and improves the organization of interim disclosure requirements. The new standard requires entities that provide interim financial statements in accordance with GAAP to disclose material events and changes since the end of the most recent annual reporting period and consolidates certain interim disclosure requirements within Topic 270. The new standard is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its interim Consolidated Financial Statements, as well as the planned date of adoption.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 — DEBT SECURITIES

The following table summarizes the amortized cost and fair value of securities available for sale at March 31, 2026 and December 31, 2025, and the corresponding amounts of gross unrealized gains and losses (in thousands):

March 31, 2026	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale:
US Agency securities	$2,493	$—	$(10)	$2,483
Municipal securities	2,305	—	(24)	2,281
SBA Loan Pool securities	5,223	18	(145)	5,096
Mortgage-backed securities	217,080	708	(8,359)	209,429
Corporate debt securities	1,750	—	(131)	1,619

Total	$228,851	$726	$(8,669)	$220,908

December 31, 2025
Securities Available for Sale:
US Agency securities	$6,500	$14	$—	$6,514
Municipal securities	2,308	—	(5)	2,303
SBA Loan Pool securities	2,941	—	(127)	2,814
Mortgage-backed securities	211,295	1,077	(7,779)	204,593
Corporate debt securities	1,750	—	(137)	1,613

Total	$224,794	$1,091	$(8,048)	$217,837

At March 31, 2026 and December 31, 2025, there were no holdings of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of our shareholders’ equity.

The amortized cost and fair value of the investment securities portfolio as of March 31, 2026 are shown by contractual maturity below. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are presented separately.

	Available for Sale
(in thousands)	Amortized Cost	Fair Value
Due within one year	$353	$348
Due after one year through five years	—	—
Due after five years through ten years	11,418	11,131
Mortgage-backed securities	217,080	209,429

Total debt securities	$228,851	$220,908

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table summarizes the investment securities with unrealized losses by security type and length of time in a continuous, unrealized loss position as of the dates indicated (in thousands):

	Less than 12 Months		12 Months or Greater		Total
March 31, 2026	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
US Agencies securities	$2,483	$(10)	$—	$—	$2,483	$(10)
Municipal securities	2,281	(24)	—	—	2,281	(24)
SBA Loan Pool securities	—	—	2,590	(144)	2,590	(144)
Mortgage-backed securities	65,902	(607)	71,537	(7,753)	137,439	(8,360)
Corporate debt securities	—	—	1,619	(131)	1,619	(131)

Total	$70,666	$(641)	$75,746	$(8,028)	$146,412	$(8,669)

December 31, 2025
US Agencies securities	$—	$—	$—	$—	$—	$—
Municipal securities	2,303	(5)	—	—	2,303	(5)
SBA Loan Pool securities	—	—	2,814	(127)	2,814	(127)
Mortgage-backed securities	42,629	(271)	83,128	(7,508)	125,757	(7,779)
Corporate debt securities	—	—	1,613	(137)	1,613	(137)

Total	$44,932	$(276)	$87,555	$(7,772)	$132,487	$(8,048)

As of March 31, 2026, there were 9 securities (1 US agency security, 1 municipal security and 7 mortgage-backed securities) with unrealized losses of $641 thousand that had been in a continuous loss position for less than 12 months and 9 securities (1 SBA Loan Pool security, 7 mortgage-backed securities and 1 corporate security) with unrealized losses of $8.0 million that had been in a continuous loss position for more than 12 months. As of December 31, 2025, there were 19 mortgage-backed securities with unrealized losses of $276 thousand that had been in a continuous loss position for less than 12 months and 43 securities (2 SBA Loan Pool securities, 39 mortgage-backed securities and 2 corporate securities) with unrealized losses of $7.8 million that had been in a continuous loss position for more than 12 months. Unrealized losses on debt securities have not been recognized in earnings because the issuers are of high credit quality, management does not intend to sell and it is not likely that management will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is due to changes in interest rates and other market conditions and are not due to credit concerns. The fair value of these securities in unrealized loss positions are expected to recover as the securities approach maturity. The Company had no realized gains or losses on sales of securities in the three months ended March 31, 2026 and 2025.

The Company had pledged debt securities with a fair value of $5.2 million and $5.3 million to secure borrowing arrangements discussed in Note 7, as of March 31, 2026 and December 31, 2025, respectively.

At March 31, 2026 and December 31, 2025, the Company did not hold any held-to-maturity or trading securities.

NOTE 3 — LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company’s loan portfolio is divided into three portfolio segments, which are the same segments used to estimate the allowance for credit losses: Commercial Real Estate, which uses the CRE lifetime loss rate model;

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Commercial Business, which uses the C&I lifetime loss rate model; and Consumer, which uses the Consumer lifetime loss rate model. Within each portfolio segment the Company monitors and assesses the credit risk in the following classes of loans, based on the risk characteristics of each loan class, and the Company may apply qualitative adjustments to an individual loan class where appropriate.

Commercial Real Estate	Commercial Business	Consumer
• Investor owned • Owner occupied • Multifamily • Secured by single family • Land and construction • SBA secured by real estate	• Commercial and Industrial • SBA non-real estate secured	• Consumer

The following is a summary of the loans and allowance for loan losses as of March 31, 2026 and December 31, 2025 (in thousands):

	March 31, 2026	December 31, 2025
Commercial Real Estate (CRE):
Investor owned	$560,707	$577,730
Owner occupied	238,653	236,623
Multifamily	177,151	155,941
Secured by single family	194,494	198,743
Land and construction	43,879	47,029
SBA secured by real estate	430,962	403,609

Total CRE	1,645,846	1,619,675
Commercial business:
Commercial and industrial	461,824	471,526
SBA non-real estate secured	31,265	32,853

Total commercial business	493,089	504,379
Consumer	2,029	2,093

Loans held for investment(1)	2,140,964	2,126,147
Allowance for loan losses	(30,236)	(29,323)

Loans held for investment, net(1)	$2,110,728	$2,096,824

(1)	Net of deferred loan origination fees and costs and unamortized discounts and premiums of $0.4 million and $0.1 million at March 31, 2026 and December 31, 2025, respectively.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table summarizes the allocation of the allowance as well as the activity in the allowance attributed to the loan portfolio segments and unfunded commitments as of and for three months ended March 31, 2026 and 2025 (in thousands):

March 31, 2026	Commercial Real Estate	Commercial Business	Consumer	Total
Allowance for Loan Losses:
Beginning of Period	$19,703	$9,596	$24	$29,323
Provision for (reversal of) credit losses	1,541	492	(7)	2,026
Gross charge-offs	—	(1,577)	—	(1,577)
Gross recoveries	—	464	—	464

End of Period	21,244	8,975	17	30,236

Allowance for Unfunded Commitments:
Beginning of Period	684	—	—	684
Provision for (reversal of) credit losses	(7)	—	—	(7)

End of Period	677	—	—	677

Allowance for Credit Losses	$21,921	$8,975	$17	$30,913

Allowance for Loan Losses by Methodology:
Individually evaluated	$—	$1,337	$—	$1,337
Collectively evaluated	21,244	7,638	17	28,899

	$21,244	$8,975	$17	$30,236

March 31, 2025	Commercial Real Estate	Commercial Business	Consumer	Total
Allowance for Loan Losses:
Beginning of Period	$20,724	$6,507	$36	$27,267
Provision for (reversal of) credit losses	95	370	(5)	460
Gross charge-offs	—	(1,290)	—	(1,290)
Gross recoveries	—	—	—	—

End of Period	20,819	5,587	31	26,437

Allowance for Unfunded Commitments:
Beginning of Period	1,412	96	1	1,509
Reversal of credit losses	(209)	24	24	(161)

End of Period	1,203	120	25	1,348

Allowance for Credit Losses	$22,022	$5,707	$56	$27,785

Allowance for Loan Losses by Methodology:
Individually evaluated	$—	$950	$—	$950
Collectively evaluated	20,819	4,637	31	25,487

	$20,819	$5,587	$31	$26,437

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. For the purpose of assigning internal risk ratings, we generally analyze larger, non-homogeneous loans (e.g., commercial real estate and

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

commercial and industrial loans) on an individual basis, classifying them according to common credit-risk characteristics. This analysis is performed on an ongoing basis as new information is obtained.

For real estate collateral, the Bank typically relies on external appraisals from licensed or certified appraisers. We regularly reassess these values whenever borrower performance, market conditions, or new loan terms signal a potential change in collateral value. When necessary, we supplement these real estate valuations with broker price opinions or other market data. When a loan is secured by business assets or equipment (rather than real estate), the Bank uses standard underwriting practices — such as reviewing current financial statements, performing lien searches, or relying on recognized valuation sources — to confirm that collateral coverage remains sufficient.

The Company uses the following definitions for risk ratings:

Special Mention — Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard — Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Nonaccrual — Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on the contractual terms of the loan or when, in management’s judgment, there is reasonable doubt as to collectability.

Loans listed as pass include larger non-homogeneous loans not meeting the risk rating definitions above and smaller, homogeneous loans not assessed on an individual basis.

The risk category of loans by class of loans was as follows as of March 31, 2026 and December 31, 2025 (in thousands):

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
March 31, 2026	2026	2025	2024	2023	2022	Prior	Within the Revolving Period	Converted to Term Loans	Total
Commercial Real Estate (CRE):
Investor owned
Pass	$23,607	$62,410	$30,231	$62,368	$144,768	$208,308	$13,024	$13,118	$557,834
Special Mention	—	—	—	—	—	—	—	—	—
Substandard – Still accruing	—	—	—	—	2,040	833	—	—	2,873

Substandard – Nonaccrual	—	—	—	—	—	—	—	—	—

Total	23,607	62,410	30,231	62,368	146,808	209,141	13,024	13,118	560,707
Owner occupied
Pass	15,484	14,290	23,399	27,498	37,902	82,880	22,019	5,057	228,529
Special Mention	—	—	—	—	—	—	—	—	—
Substandard – Still accruing	—	—	—	—	—	8,017	—	—	8,017
Substandard – Nonaccrual	—	—	—	—	—	2,107	—	—	2,107

Total	15,484	14,290	23,399	27,498	37,902	93,004	22,019	5,057	238,653

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
March 31, 2026	2026	2025	2024	2023	2022	Prior	Within the Revolving Period	Converted to Term Loans	Total
Multifamily
Pass	3,693	28,302	13,710	15,113	51,234	46,949	17,447	703	177,151
Special Mention	—	—	—	—	—	—	—	—	—
Substandard – Still accruing	—	—	—	—	—	—	—	—	—
Substandard – Nonaccrual	—	—	—	—	—	—	—	—	—

Total	3,693	28,302	13,710	15,113	51,234	46,949	17,447	703	177,151
Secured by single family
Pass	7,639	10,635	43,228	14,573	17,073	40,030	35,571	3,326	172,075
Special Mention	—	—	—	—	—	—	—	—	—
Substandard – Still accruing	—	—	—	—	350	—	203	983	1,536
Substandard – Nonaccrual	—	—	8,060	3,876	4,947	—	—	4,000	20,883

Total	7,639	10,635	51,288	18,449	22,370	40,030	35,774	8,309	194,494
Land and construction
Pass	53	6,005	12,091	12,866	6,942	362	3,861	—	42,180
Special Mention	—	—	—	—	—	—	—	—	—
Substandard – Still accruing	—	—	—	—	—	—	—	—	—
Substandard – Nonaccrual	—	—	—	—	—	1,699	—	—	1,699

Total	53	6,005	12,091	12,866	6,942	2,061	3,861	—	43,879
SBA secured by real estate
Pass	40,725	43,847	78,770	76,331	63,239	105,818	—	—	408,730
Special Mention	—	—	605	5,426	1,470	1,004	—	—	8,505
Substandard – Still accruing	—	—	1,295	1,693	2,028	2,912	—	—	7,928
Substandard – Nonaccrual	—	—	—	5,799	—	—	—	—	5,799

Total	40,725	43,847	80,670	89,249	66,737	109,734	—	—	430,962
Total commercial real estate
Pass	91,201	165,489	201,429	208,749	321,158	484,347	91,922	22,204	1,586,499
Special Mention	—	—	605	5,426	1,470	1,004	—	—	8,505
Substandard – Still accruing	—	—	1,295	1,693	4,418	11,762	203	983	20,354
Substandard – Nonaccrual	—	—	8,060	9,675	4,947	3,806	—	4,000	30,488

Total	91,201	165,489	211,389	225,543	331,993	500,919	92,125	27,187	1,645,846

Commercial business:
Commercial and industrial
Pass	4,327	15,757	36,983	2,469	32,287	22,656	333,042	8,257	455,778
Special Mention	—	—	—	—	—	—	—	360	360
Substandard – Still accruing	—	—	—	—	—	2,195	—	2,206	4,401
Substandard – Nonaccrual	—	—	—	—	—	—	435	850	1,285

Total	4,327	15,757	36,983	2,469	32,287	24,851	333,477	11,673	461,824

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
March 31, 2026	2026	2025	2024	2023	2022	Prior	Within the Revolving Period	Converted to Term Loans	Total
SBA non-real estate secured
Pass	2,325	8,330	7,791	5,317	1,014	3,563	—	—	28,340
Special Mention	—	—	—	—	—	—	—	—	—
Substandard – Still accruing	—	—	—	—	—	114	—	—	114
Substandard – Nonaccrual	—	—	—	2,811	—	—	—	—	2,811

Total	2,325	8,330	7,791	8,128	1,014	3,677	—	—	31,265
Total commercial business
Pass	6,652	24,087	44,774	7,786	33,301	26,219	333,042	8,257	484,118
Special Mention	—	—	—	—	—	—	—	360	360
Substandard – Still accruing	—	—	—	—	—	2,309	—	2,206	4,515
Substandard – Nonaccrual	—	—	—	2,811	—	—	435	850	4,096

Total	6,652	24,087	44,774	10,597	33,301	28,528	333,477	11,673	493,089

Consumer:
Total consumer
Pass	—	—	—	614	—	—	1,415	—	2,029

Special Mention	—	—	—	—	—	—	—	—	—
Substandard – Still accruing	—	—	—	—	—	—	—	—	—
Substandard – Nonaccrual	—	—	—	—	—	—	—	—	—

Total	—	—	—	614	—	—	1,415	—	2,029

Total loans:
Pass	97,853	189,576	246,203	217,149	354,459	510,566	426,379	30,461	2,072,646
Special Mention	—	—	605	5,426	1,470	1,004	—	360	8,865
Substandard – Still accruing	—	—	1,295	1,693	4,418	14,071	203	3,189	24,869
Substandard – Nonaccrual	—	—	8,060	12,486	4,947	3,806	435	4,850	34,584

Total	$97,853	$189,576	$256,163	$236,754	$365,294	$529,447	$427,017	$38,860	$2,140,964

Gross charge offs:
Commercial business
Commercial and industrial	$—	$—	$—	$—	$—	$—	$1,440	$—	$1,440
SBA non-real estate secured	—	—	137	—	—	—	—	—	137

Total commercial business	—	—	137	—	—	—	1,440	—	1,577

Total gross charge offs	$—	$—	$137	$—	$—	$—	$1,440	$—	$1,577

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
December 31, 2025	2025	2024	2023	2022	2021	Prior	Within the Revolving Period	Converted to Term Loans	Total
Commercial Real Estate (CRE):
Investor owned
Pass	$69,674	$47,701	$64,383	$158,733	$92,012	$123,112	$11,187	$6,467	$573,269
Substandard – Still accruing	—	—	—	2,049	—	835	—	—	2,884
Substandard – Nonaccrual	—	—	1,577	—	—	—	—	—	1,577

Total	69,674	47,701	65,960	160,782	92,012	123,947	11,187	6,467	577,730
Owner occupied
Pass	21,582	23,453	27,588	38,342	41,485	46,402	22,525	5,084	226,461
Substandard – Still accruing	—	—	—	—	—	8,055	—	—	8,055
Substandard – Nonaccrual	—	—	—	—	—	2,107	—	—	2,107

Total	21,582	23,453	27,588	38,342	41,485	56,564	22,525	5,084	236,623
Multifamily
Pass	10,268	13,726	15,152	51,326	31,931	15,244	17,590	704	155,941

Total	10,268	13,726	15,152	51,326	31,931	15,244	17,590	704	155,941
Secured by single family
Pass	17,882	50,369	14,880	17,824	24,631	16,053	41,528	2,466	185,633
Substandard – Still accruing	—	—	—	352	—	—	—	—	352
Substandard – Nonaccrual	—	3,960	3,876	4,922	—	—	—	—	12,758

Total	17,882	54,329	18,756	23,098	24,631	16,053	41,528	2,466	198,743
Land and construction
Pass	442	13,062	12,843	14,748	—	373	3,862	—	45,330
Substandard – Nonaccrual	—	—	—	—	1,699	—	—	—	1,699

Total	442	13,062	12,843	14,748	1,699	373	3,862	—	47,029
SBA secured by real estate
Pass	48,528	81,598	79,285	64,429	46,792	64,809	—	—	385,441
Special Mention	—	606	5,443	1,461	415	591	—	—	8,516
Substandard – Still accruing	—	1,297	—	1,360	145	2,278	—	—	5,080
Substandard – Nonaccrual	—	—	4,572	—	—	—	—	—	4,572

Total	48,528	83,501	89,300	67,250	47,352	67,678	—	—	403,609
Total commercial real estate
Pass	168,376	229,909	214,131	345,402	236,851	265,993	96,692	14,721	1,572,075
Special Mention	—	606	5,443	1,461	415	591	—	—	8,516
Substandard – Still accruing	—	1,297	—	3,761	145	11,168	—	—	16,371
Substandard – Nonaccrual	—	3,960	10,025	4,922	1,699	2,107	—	—	22,713

Total	168,376	235,772	229,599	355,546	239,110	279,859	96,692	14,721	1,619,675

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
December 31, 2025	2025	2024	2023	2022	2021	Prior	Within the Revolving Period	Converted to Term Loans	Total
Commercial business:
Commercial and industrial
Pass	23,596	37,142	2,655	33,660	12,519	9,467	325,040	5,451	449,530
Special Mention	—	221	—	—	—	—	—	170	391
Substandard – Still accruing	—	—	—	—	2,229	1,328	2,000	—	5,557
Substandard – Nonaccrual	—	4,600	350	4,165	4,073	—	2,860	—	16,048

Total	23,596	41,963	3,005	37,825	18,821	10,795	329,900	5,621	471,526
SBA non-real estate secured
Pass	10,296	8,738	5,444	1,041	275	3,473	—	—	29,267
Substandard – Still accruing	—	—	—	—	—	120	—	—	120
Substandard – Nonaccrual	—	607	2,859	—	—	—	—	—	3,466

Total	10,296	9,345	8,303	1,041	275	3,593	—	—	32,853
Total commercial business
Pass	33,892	45,880	8,099	34,701	12,794	12,940	325,040	5,451	478,797
Special Mention	—	221	—	—	—	—	—	170	391
Substandard – Still accruing	—	—	—	—	2,229	1,448	2,000	—	5,677
Substandard – Nonaccrual	—	5,207	3,209	4,165	4,073	—	2,860	—	19,514

Total	33,892	51,308	11,308	38,866	19,096	14,388	329,900	5,621	504,379

Consumer:
Total consumer
Pass	—	—	634	—	—	—	1,459	—	2,093

Total	—	—	634	—	—	—	1,459	—	2,093

Total loans:
Pass	202,268	275,789	222,864	380,103	249,645	278,933	423,191	20,172	2,052,965
Special Mention	—	827	5,443	1,461	415	591	—	170	8,907
Substandard – Still accruing	—	1,297	—	3,761	2,374	12,616	2,000	—	22,048
Substandard – Nonaccrual	—	9,167	13,234	9,087	5,772	2,107	2,860	—	42,227

Total	$202,268	$287,080	$241,541	$394,412	$258,206	$294,247	$428,051	$20,342	$2,126,147

Gross charge offs:
Commercial Real Estate:
Owner occupied	$—	$—	$1,061	$—	$—	$—	$—	$—	$1,061

Total commercial real estate	—	—	1,061	—	—	—	—	—	1,061
Commercial business
Commercial and industrial	—	—	—	2,600	—	1,050	—	—	3,650

Total commercial business	—	—	—	2,600	—	1,050	—	—	3,650

Total gross charge offs	$—	$—	$1,061	$2,600	$—	$1,050	$—	$—	$4,711

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Past due and nonaccrual loans presented by loan class were as follows as of March 31, 2026 and December 31, 2025 (in thousands):

March 31, 2026	Total Nonaccrual	Nonaccrual With No Allowance for Credit Loss	Loans Past Due 90 or more Days and Still Accruing
Commercial Real Estate (CRE):
Investor owned	$—	$—	$—
Owner occupied	2,107	2,107	—
Multifamily	—	—	—
Secured by single family	20,883	20,883	—
Land and construction	1,699	1,699	—
SBA secured by real estate	5,799	5,799	—

Total CRE	30,488	30,488	—
Commercial business:
Commercial and industrial	1,285	435	—
SBA non-real estate secured	2,811	—	—

Total commercial business	4,096	435	—
Consumer	—	—	—

Total	$34,584	$30,923	$—

December 31, 2025	Total Nonaccrual	Nonaccrual With No Allowance for Credit Loss	Loans Past Due 90 or more Days and Still Accruing
Commercial Real Estate (CRE):
Investor owned	$1,577	$1,577	$—
Owner occupied	2,107	2,107	—
Multifamily	—	—	—
Secured by single family	12,758	12,758	—
Land and construction	1,699	1,699	—
SBA secured by real estate	4,572	4,572	—

Total CRE	22,713	22,713	—
Commercial business:
Commercial and industrial	16,048	12,788	—
SBA non-real estate secured	3,466	—	—

Total commercial business	19,514	12,788	—
Consumer	—	—	—

Total	$42,227	$35,501	$—

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents the amortized cost basis of collateral-dependent loans by class of loans and type of collateral as of March 31, 2026 and December 31, 2025 (in thousands).

March 31, 2026	Real Estate	Equipment	Business Blanket Lien	Total
Commercial Real Estate (CRE):
Investor owned	$—	$—	$—	$—
Owner occupied	2,107	—	—	2,107
Multifamily	—	—	—	—
Secured by single family	20,883	—	—	20,883
Land and construction	1,699	—	—	1,699
SBA secured by real estate	5,799	—	—	5,799

Total CRE	30,488	—	—	30,488
Commercial business:
Commercial and industrial	—	—	—	—
SBA non-real estate secured	—	—	—	—

Total commercial business	—	—	—	—
Consumer	—	—	—	—

Total	$30,488	$—	$—	$30,488

December 31, 2025	Real Estate	Equipment	Business Blanket Lien	Total
Commercial Real Estate (CRE):
Investor owned	$1,577	$—	$—	$1,577
Owner occupied	2,107	—	—	2,107
Multifamily	—	—	—	—
Secured by single family	12,758	—	—	12,758
Land and construction	1,699	—	—	1,699
SBA secured by real estate	4,572	—	—	4,572

Total CRE	22,713	—	—	22,713
Commercial business:
Commercial and industrial	—	—	7,074	7,074
SBA non-real estate secured	1,363	—	2,103	3,466

Total commercial business	1,363	—	9,177	10,540
Consumer	—	—	—	—

Total	$24,076	$—	$9,177	$33,253

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents the aging of the amortized cost basis in past-due loans as of March 31, 2026 and December 31, 2025 (in thousands).

March 31, 2026	Current	30-59 Days Past due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Total
Commercial Real Estate (CRE):
Investor owned	$559,874	$—	$833	$—	$833	$560,707
Owner occupied	230,046	6,500	—	2,107	8,607	238,653
Multifamily	177,151	—	—	—	—	177,151
Secured by single family	173,197	684	—	20,613	21,297	194,494
Land and construction	40,198	1,982	—	1,699	3,681	43,879
SBA secured by real estate	421,280	2,351	2,759	4,572	9,682	430,962

Total CRE	1,601,746	11,517	3,592	28,991	44,100	1,645,846
Commercial business:
Commercial and industrial	455,073	5,740	160	851	6,751	461,824
SBA non-real estate secured	28,454	1,446	—	1,365	2,811	31,265

Total commercial business	483,527	7,186	160	2,216	9,562	493,089
Consumer	2,029	—	—	—	—	2,029

Total	$2,087,302	$18,703	$3,752	$31,207	$53,662	$2,140,964

December 31, 2025	Current	30-59 Days Past due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Total
Commercial Real Estate (CRE):
Investor owned	$576,153	$1,577	$—	$—	$1,577	$577,730
Owner occupied	234,516	—	—	2,107	2,107	236,623
Multifamily	155,941	3—	—	—	—	155,941
Secured by single family	197,746	416	303	278	997	198,743
Land and construction	47,029	—	—	—	—	47,029
SBA secured by real estate	397,308	1,729	—	4,572	6,301	403,609

Total CRE	1,608,693	3,722	303	6,957	10,982	1,619,675
Commercial business:
Commercial and industrial	457,453	3,498	—	10,575	14,073	471,526
SBA non-real estate secured	29,387	—	1,495	1,971	3,466	32,853

Total commercial business	486,840	3,498	1,495	12,546	17,539	504,379
Consumer	2,093	—	—	—	—	2,093

Total	$2,097,626	$7,220	$1,798	$19,503	$28,521	$2,126,147

The Company may grant certain modifications of loans to borrowers experiencing financial difficulty on a case-by-case basis. The following presents the amortized cost basis of loans at March 31, 2026 and 2025 that were both experiencing financial difficulty and modified during the three months ended March 31, 2026 and

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2025. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

March 31, 2026	Principal Forgiveness	Payment Deferral	Term Extension	Interest Rate Reduction	Payment Deferral and Interest Rate Reduction	Total	Percentage of Class of Financing Receivable
Commercial Real Estate (CRE):
Investor owned	$—	$—	$523	$—	$—	$523	0.1%
Owner occupied	—	—	—	—	—	—	—
Multifamily	—	—	3,168	—	—	3,168	1.8%
Secured by single family	—	—	789	397	—	1,186	0.6%
Land and construction	—	—	—	—	—	—	—
SBA secured by real estate	—	—	911	—	—	911	0.2%

Total CRE	—	—	5,391	397	—	5,788	0.4%
Commercial business:
Commercial and industrial	—	—	10,557	—	—	10,557	2.3%
SBA non-real estate secured	—	—	—	—	—	—	—

Total commercial business	—	—	10,557	—	—	10,557	2.1%
Consumer	—	—	—	—	—	—	—

Total	$—	$—	$15,948	$397	$—	$16,345	0.8%

March 31, 2025	Principal Forgiveness	Payment Deferral	Term Extension	Interest Rate Reduction	Payment Deferral and Interest Rate Reduction	Total	Percentage of Class of Financing Receivable
Commercial Real Estate (CRE):
Investor owned	$—	$—	$—	$—	$—	$—	$—
Owner occupied	—	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—	—
Secured by single family	—	—	—	—	—	—	—
Land and construction	—	—	—	—	—	—	—
SBA secured by real estate	—	—	—	—	—	—	—

Total CRE	—	—	—	—	—	—	—
Commercial business:
Commercial and industrial	—	14,100	—	—	—	14,100	3.4%
SBA non-real estate secured	—	—	—	—	—	—	—

Total commercial business	—	14,100	—	—	—	14,100	3.2%
Consumer	—	—	—	—	—	—	—

Total	$—	$14,100	$—	$—	$—	$14,100	0.7%

The Company has not committed to lend any additional amounts to the borrowers included in the previous tables.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents the performance of such loans that have been modified in the last 12 months:

March 31, 2026	30 - 59 Days Past due	60 - 89 Days Past Due	90+ Days Past Due	Total Past Due
Commercial Real Estate (CRE):
Investor owned	$—	$—	$—	$—
Owner occupied	—	—	—	—
Multifamily	—	—	—	—
Secured by single family	992	—	—	992
Land and construction	—	—	—	—
SBA secured by real estate	—	—	—	—

Total CRE	992	—	—	992
Commercial business:
Commercial and industrial	10,557	—	—	10,557
SBA non-real estate secured	—	—	—	—

Total commercial business	10,557	—	—	10,557
Consumer	—	—	—	—

Total	$11,549	$—	$—	$11,549

March 31, 2025	30 - 59 Days Past due	60 - 89 Days Past Due	90+ Days Past Due	Total Past Due
Commercial Real Estate (CRE):
Investor owned	$—	$—	$—	$—
Owner occupied	—	—	—	—
Multifamily	—	—	—	—
Secured by single family	—	—	—	—
Land and construction	—	—	—	—
SBA secured by real estate	—	—	—	—

Total CRE	—	—	—	—
Commercial business:
Commercial and industrial	—	—	14,100	14,100
SBA non-real estate secured	—	—	—	—

Total commercial business	—	—	14,100	14,100
Consumer	—	—	—	—

Total	$—	$—	$14,100	$14,100

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the three months ended March 31, 2026 and 2025:

March 31, 2026	Principal Forgiveness	Weighted- Average Interest Rate Reduction	Weighted- Average Deferral or Extension (In Months)	Amortized Cost Basis Modified
Commercial Real Estate (CRE):
Investor owned - Term Extension	$—	—	3	$523
Multifamily - Term Extension	—	—	3	3,168
Secured by single family:
Term Extension	—	—	3	789
Interest Rate Reduction	—	0.8%	36	397
SBA secured by real estate - Term Extension	—	—	6	911
Commercial business:
Commercial and industrial - Term Extension	—	—	6	10,557

March 31, 2025	Principal Forgiveness	Weighted- Average Interest Rate Reduction	Weighted- Average Deferral or Extension (In Months)	Amortized Cost Basis Modified
Commercial business:
Commercial and industrial:
Payment Deferral	—	—	7	14,100

The following table presents loans purchased and sold during the three months ended March 31, 2026 and 2025 by portfolio segment (in thousands):

	Commercial Real Estate	Commercial Business	Consumer	Total
Three months ended March 31, 2026:
Purchases	$—	$—	$—	$—
Sales	$8,424	$8,837	$—	$17,261
Three months ended March 31, 2025:
Purchases	$1,160	$—	$—	$1,160
Sales	$6,691	$2,150	$—	$8,841

NOTE 4 — TRANSFERS AND SERVICING

The Company sells the guaranteed portion of certain SBA loans in the secondary market and retains the servicing responsibility for those loans subsequent to the sale. The loans serviced for others are accounted for as sales and are therefore not included in the accompanying Consolidated Balance Sheets. The carrying value of loans sold was $17.3 million and $8.8 million during three months ended March 31, 2026 and 2025, respectively. Loans serviced for others totaled $175.0 million and $188.0 million at March 31, 2026 and December 31, 2025, respectively.

Consideration for each SBA loan sale includes the cash received and the fair value of the related servicing asset. The Company receives servicing fees ranging from 0.25% to 1.00% for the services provided over the life

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

of the loan. The servicing asset is based on the estimated fair value of these future cash flows to be collected. The risks inherent in SBA servicing assets primarily relates to accelerated prepayment of loans in excess of what was originally modeled driven by changes in interest rates and a reduction in the estimated future cash flows.

The activity in servicing assets during the year includes additions from loan sales with servicing retained and reductions from amortization as the serviced loans are repaid and the servicing fees are earned. The servicing asset activity for the three months ended March 31, 2026 and 2025 is summarized below (in thousands):

	Three Months Ended March 31,
	2026	2025
Balance, beginning of period	$1,913	$2,087
Additions	305	156
Amortization	(261)	(250)
Reversal (Impairment)	—	—

Balance, end of period	$1,957	$1,993

Key economic assumptions used in measuring the initial fair value of servicing assets were as follows for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
(weighted average rates per annum)	2026	2025
Constant prepayment rates (level 3)	22.36%	22.55%
Discount rates (level 3)	11.00%	11.00%

NOTE 5 — LEASES

The components of total lease costs were as follows for the three months ended March 31, 2026 and 2025 (in thousands):

	Three Months Ended March 31,
	2026	2025
Operating lease cost	$571	$555

Right-of-use assets and lease liabilities and the associated balance sheet classifications are as follows (in thousands):

	Balance Sheet Classification	March 31, 2026	December 31, 2025
Right-of-use assets:
Operating leases	Other assets	$7,196	$6,352

Total right-of-use assets		$7,196	$6,352

Lease liabilities:
Operating leases	Accrued interest payable and other liabilities	$7,548	$6,698

Total lease liabilities		$7,548	$6,698

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In February 2026, the Company entered into an amendment to extend the lease agreement for its office space in La Jolla, California by 60 months. As a result of this amendment, the Company obtained operating lease right-of-use assets in exchange for lease obligations of $1.3 million in the three months ended March 31, 2026.

In May 2026, the Company entered into a lease agreement for administrative office space in Brea, California. The initial lease term is 39 months, commencing after completion of certain tenant improvements and ending on the last day of the calendar month that occurs three years and three months after the commencement date. The final commencement and expiration dates are expected to be confirmed in a start date amendment. The lease includes aggregate fixed base rent payments of approximately $0.5 million, net of scheduled rent abatements. Upon lease commencement, the Company expects to recognize an operating lease right-of-use asset and corresponding lease liability based on the present value of the remaining fixed lease payments.

NOTE 6 — DEPOSITS

Deposits at March 31, 2026 and December 31, 2025 consist of the following (in thousands):

	March 31, 2026	December 31, 2025
Noninterest-bearing deposits	$735,802	$606,105
Interest-bearing checking accounts	298,747	309,013
Savings and money market	1,074,245	1,025,393
Time deposit accounts under $250,000	120,630	122,518
Time deposit accounts $250,000 and over	145,271	160,852

	$2,374,695	$2,223,881

As of March 31, 2026 and December 31, 2025, all noninterest-bearing deposits are demand deposits.

Total deposits above include brokered non-maturity deposits of $21.4 million and $51.1 million as of March 31, 2026 and December 31, 2025, respectively.

Time deposits accounts of $250,000 and over include fully insured brokered deposits of $47.7 million and $63.3 million at March 31, 2026 and December 31, 2025, respectively.

The Company participates in the IntraFi Network, which provides deposit placement services through Insured Cash Sweep (“ICS”) and Certificate of Deposit Account Registry Service (“CDARS”) reciprocal deposits. These services allocate deposits across multiple banks within the IntraFi network in amounts below the standard FDIC insurance limit. At March 31, 2026 and December 31, 2025, interest-bearing checking accounts included ICS reciprocal deposits of $8.1 million and $18.0 million, respectively, savings and money market accounts included ICS reciprocal deposits of $151.5 million and $168.7 million, respectively, and time deposits under $250,000 included CDARS reciprocal deposits of $108.2 million and $108.3 million, respectively.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The maturity of time deposits as of March 31, 2026 is as follows (in thousands):

Amount
2026	$180,358
2027	65,928
2028	16,882
2029	2,242
2030 and thereafter	491

$265,901

NOTE 7 — BORROWING ARRANGEMENTS

The Company’s borrowings include advances from the Federal Home Loan Bank (FHLB) of San Francisco and Subordinated Debt.

A summary of FHLB borrowings as of March 31, 2026 and December 31, 2025, is as follows (in thousands):

Lender	Maturity	Rate of Interest	March 31, 2026	December 31, 2025
Federal Home Loan Bank	March 12, 2026	4.77%	$—	$3,000
Federal Home Loan Bank	March 12, 2027	4.56%	3,000	3,000
Federal Home Loan Bank	March 17, 2028	3.96%	5,000	5,000

Total			$8,000	$11,000

At March 31, 2026 and December 31, 2025, loans with a principal balance of approximately $737.7 million and $746.5 million and securities with a principal balance of approximately $5.2 million and $5.3 million were pledged as collateral to the FHLB for the borrowings, respectively. At March 31, 2026 and December 31, 2025, the Company had remaining financing availability of approximately $530.1 million and $535.0 million based on the level of pledged loans and securities, respectively, after consideration of FHLB borrowings outstanding and a $6.0 million letter of credit to secure deposits at both March 31, 2026 and December 31, 2025, respectively.

As of March 31, 2026 and December 31, 2025, loans with a principal balance of approximately $802.1 million and $817.3 million were pledged as collateral to the Federal Reserve Bank on a securitized borrowing arrangement with related borrowing capacity of approximately $591.1 million and $607.4 million, respectively. There was no balance outstanding on this borrowing arrangement at March 31, 2026 and December 31, 2025.

The Company has borrowing lines with correspondent banks totaling $100.0 million as of March 31, 2026 and December 31, 2025. There were no balances outstanding on these borrowing lines as of March 31, 2026 and December 31, 2025.

The Company issued Fixed-to-Floating Subordinated Notes (“Notes”) of $18 million on April 24, 2019 with final maturity on April 25, 2029. The Notes accrued interest at a 6.00% fixed rate for the first five years until April 25, 2024 with quarterly interest payments. After April 25, 2024, interest on the Notes accrues at a variable rate at the three-month Secured Overnight Financing Rate (“SOFR”) plus 3.42%. The total variable rate on the

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

notes was 7.35% and 7.54% as of March 31, 2026 and December 31, 2025, respectively. Debt issuance costs were $0.1 million and is being amortized through the maturity date. The balance net of issuance cost is $18.0 million as of March 31, 2026 and December 31, 2025.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Company’s exposure to credit losses in the event of nonperformance by the other parties for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The following is a summary of contractual or notional amounts of off-balance sheet financial instruments that represent credit risk at March 31, 2026 and December 31, 2025 (in thousands).

	March 31, 2026	December 31, 2025
Financial instruments whose contract amounts represent credit risks:
Commitments to extend credit	$337,957	$315,180
Standby letters of credit	8,114	7,541

	$346,071	$322,721

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates of not more than 12 months and may require payment of a fee. Since many of the commitments are not expected to be drawn upon, the total commitment amounts may not represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include marketable investment securities, accounts receivable, inventory, property, plant, and equipment, real properties and deposits.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily used in public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments if deemed necessary.

The Company has committed to invest in partnerships that sponsor affordable housing projects utilizing the Low- Income Housing Tax Credit (“LIHTC”) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of additional affordable housing projects, and to assist in achieving goals associated with the Community Reinvestment Act (“CRA”).

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Capital contributions are called for up to an amount specified in the partnership agreements. In addition, the Company invests in other CRA investments including Small Business Investment Companies. At March 31, 2026 and December 31, 2025, the Company had unfunded commitments to contribute capital to these LIHTC and other CRA investments totaling $1.3 million and $2.4 million, respectively.

Contingencies

The Company is subject to legal proceedings arising in the ordinary course of business. The Company accrues losses for a legal proceeding when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to reasonably estimate the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued and could adversely affect the Company’s business, cash flows, results of operations, financial condition and prospects. Unless otherwise indicated, the Company is unable to estimate reasonably possible losses in excess of any amounts accrued. As of March 31, 2026 and December 31, 2025, there were no material loss contingency accruals nor are there matters that would have a material effect on the financial statements if accrued.

NOTE 9 — EARNINGS PER SHARE (“EPS”)

The two-class method is used in the calculation of basic and diluted earnings per share. Under the two-class method, earnings available to common shareholders for the period are allocated between common shareholders and participating securities according to participation rights in undistributed earnings. The following is a reconciliation (in thousands):

	Three Months Ended March 31,
	2026		2025
	Net Income	Shares	Net Income	Shares
Net income as reported	$12,027		$10,562
Less: Earnings allocated to participating securities	(85)		(80)

Net income available to common shareholders	11,942		10,482
Weighted average common shares outstanding		5,735		5,778
Less unvested restricted shares		(41)		(43)

Total weighted-average basic shares outstanding	11,942	5,694	10,482	5,735
Dilutive effect of outstanding stock options and unvested RSUs		80		91

Total weighted-average diluted shares outstanding	$11,942	5,774	$10,482	5,826

There were no anti-dilutive options and unvested RSUs for the three months ended March 31, 2026 and March 31, 2025.

NOTE 10 — FAIR VALUE MEASUREMENTS

The following is a description of valuation methodologies used for assets measured at fair value on a recurring basis:

Securities available for sale: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2).

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at March 31, 2026 and December 31, 2025 (in thousands):

	Fair Value Measurements Using:
March 31, 2026	Level 1	Level 2	Level 3	Total
Assets Measured at Fair Value:
On a Recurring Basis:
Securities available for sale	$—	$220,908	$—	$220,908

December 31, 2025
Assets Measured at Fair Value:
On a Recurring Basis:
Securities available for sale	$—	$217,837	$—	$217,837

The Company had no assets or liabilities measured at fair value on a non-recurring basis as of or during the three months ended March 31, 2026 and the year ended December 31, 2025.

NOTE 11 — FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of financial instruments fulfills the accounting requirements per the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) topic 825 — Financial Instruments. The fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The fair value hierarchy level and estimated fair value of financial instruments is summarized as follows (dollar amounts in thousands):

		March 31, 2026		December 31, 2025
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and due from banks	Level 1	$26,135	$26,135	$11,148	$11,148
Interest-bearing deposits-other	Level 1	24,078	24,078	13,523	13,523
Interest-bearing deposits at FRB	Level 1	246,788	246,788	130,344	130,344
Interest-bearing time deposits with other financial institutions	Level 1	4,326	4,326	4,355	4,355
Debt securities available for sale	Level 2	220,908	220,908	217,837	217,837
Loans held for sale	Level 3	596	596	2,330	2,330
Loans held for investment, net	Level 3	2,110,728	2,136,326	2,096,824	2,126,101
Servicing assets	Level 3	1,957	2,899	1,913	2,796
Accrued interest receivable	Level 1	8,773	8,773	8,284	8,284
Liabilities
Time deposits	Level 2	$265,901	$265,394	$283,370	$283,422
Other deposits(1)	Level 2	2,108,794	2,108,794	1,940,511	1,940,511
Borrowings	Level 2	25,978	25,991	28,976	29,113
Accrued interest payable	Level 1	1,035	1,035	1,087	1,087

(1)

Includes non-interest bearing deposits, interest bearing checking deposits, savings and money market deposits that have no stated maturities and are assumed to have a fair value equal to the carrying value.

NOTE 12 — SHAREHOLDERS’ EQUITY

Stock Repurchase Program

On March 19, 2026, the Company’s Board of Directors authorized up to $3 million in aggregate consideration to the repurchase of shares in privately-negotiated transactions and in the open market. On March 31, 2026, the authorized stock repurchases concluded with repurchases totaling 44,214 shares at an average price per share of $67.80, excluding brokerage commissions and other execution costs. The stock repurchases resulted in a $3.0 million reduction to the Company’s retained earnings in the three months ended March 31, 2026. All repurchased shares were retired and canceled, returning them to the status of authorized but unissued shares.

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Private Bancorp of America, Inc., and Subsidiary

La Jolla, California

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Private Bancorp of America, Inc., and Subsidiary (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP

We have served as the Company’s auditor since 2024.

Los Angeles, California

March 13, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Private Bancorp of America, Inc. and Subsidiary

La Jolla, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023 of Private Bancorp of America, Inc. and Subsidiary (the “Company”), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company adopted the provisions of FASB Accounting Standards Update 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as of January 1, 2023, using the modified retrospective approach with an adjustment at the beginning of the adoption period. Our opinion is not modified with respect to this matter.

/s/ Eide Bailly LLP

We served as the Company’s auditor from 2006 to 2024 (such date incorporates the acquisition of certain assets of Vavrinek, Trine, Day & Co., LLP by Eide Bailly LLP in 2019).

San Ramon, California

March 15, 2024

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2025 AND 2024

(in thousands, except share data)

	2025	2024
ASSETS
Cash and due from banks	$11,148	$16,528
Interest-bearing deposits in other financial institutions	13,523	10,419
Interest-bearing deposits at Federal Reserve Bank	130,344	136,929

Cash and Cash Equivalents	155,015	163,876
Interest-bearing time deposits with other financial institutions	4,355	4,189
Debt securities available for sale (amortized cost of $224,794 and $157,363, net of allowance for credit losses of $0 and $0)	217,837	145,238
Loans held for sale	2,330	3,008
Loans held for investment	2,126,147	2,085,149
Allowance for loan losses	(29,323)	(27,267)

Loans held for investment, net	2,096,824	2,057,882
Federal Home Loan Bank stock, at cost	10,652	9,586
Premises and equipment, net	2,783	2,335
Other real estate owned (“OREO”)	8,568	—
Deferred tax asset, net	10,508	12,813
Servicing assets, net	1,913	2,087
Accrued interest receivable	8,284	7,993
Other assets	15,988	15,004

Total Assets	$2,535,057	$2,424,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits:
Noninterest-bearing deposits	$606,105	$553,405
Interest-bearing deposits	1,617,776	1,581,054

Total Deposits	2,223,881	2,134,459
Borrowings	28,976	45,969
Accrued interest payable and other liabilities	18,236	20,049

Total Liabilities	2,271,093	2,200,477

Commitments and Contingencies (Note 11)
Shareholders’ Equity
Common stock, no par value, 20,000,000 shares authorized; 5,728,187 and 5,766,810 shares issued and outstanding for 2025 and 2024, respectively	76,972	75,377
Additional paid-in-capital	4,389	4,393
Retained earnings	187,473	152,252
Accumulated other comprehensive income (loss)	(4,870)	(8,488)

Total Shareholders’ Equity	263,964	223,534

Total Liabilities and Shareholders’ Equity	$2,535,057	$2,424,011

See the accompanying Notes to Consolidated Financial Statements.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands, except per share data)

	2025	2024	2023
Interest and Dividend Income
Interest and fees on loans	$148,630	$142,156	$116,548
Interest-bearing deposits at the Federal Reserve Bank	8,524	6,811	4,941
Interest on investment securities	6,763	4,116	1,762
Dividends on Federal Home Loan Bank stock	881	808	595
Interest on deposits with other financial institutions	584	1,003	1,816

Total Interest and Dividend Income	165,382	154,894	125,662

Interest Expense
Interest expense on deposits	45,067	50,935	30,589
Interest expense on borrowings	2,085	3,407	4,754

Total Interest Expense	47,152	54,342	35,343

Net Interest Income	118,230	100,552	90,319
Provision (reversal) for credit losses	5,942	2,690	(6,146)

Net Interest Income After Provision (Reversal) for Credit Losses	112,288	97,862	96,465

Noninterest Income
Service charges on deposit accounts	2,214	1,880	1,344
Gain on sale of Small Business Administration (“SBA”) loans	2,320	2,861	1,547
Servicing income, net	680	456	545
Other fees and miscellaneous income	1,714	1,147	1,486

Total Noninterest Income	6,928	6,344	4,922

Noninterest Expense
Compensation and employee benefits	41,582	36,658	30,673
Occupancy and equipment	3,431	3,257	3,172
Data processing	5,498	4,674	3,887
Professional services	2,849	1,737	576
Director compensation	1,092	1,244	1,090
Regulatory assessments	1,399	1,444	1,191
Administrative and other expense	5,531	4,346	3,381

Total Noninterest Expense	61,382	53,360	43,970

Income Before Provision for Income Taxes	57,834	50,846	57,417
Provision for Income Taxes	17,168	15,024	16,561

Net Income	$40,666	$35,822	$40,856

Net income per common share information
Basic Earnings Per Share	$7.03	$6.24	$7.18
Diluted Earnings Per Share	6.92	6.15	7.11

See the accompanying Notes to Consolidated Financial Statements.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands)

	2025	2024	2023
Net income	$40,666	$35,822	$40,856
OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gains (losses) on securities available-for-sale:
Change in unrealized gains (losses)	5,168	22	2,223

	5,168	22	2,223

Related income tax effect:
Change in unrealized (gains) losses	(1,550)	(7)	(666)

	(1,550)	(7)	(666)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	3,618	15	1,557

TOTAL COMPREHENSIVE INCOME	$44,284	$35,837	$42,413

See the accompanying Notes to Consolidated Financial Statements.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares Outstanding	Amount
Balance, December 31, 2022	5,599,025	$72,221	$3,353	$77,810	$(10,060)	$143,324
Cumulative effect of change in accounting principles	—	—	—	(2,033)	—	(2,033)

Balance, January 1, 2023	5,599,025	72,221	3,353	75,777	(10,060)	141,291
Net income	—	—	—	40,856	—	40,856
Share-based compensation	—	—	1,485	—	—	1,485
Transfer of liability share-based compensation awards to equity	—	—	253	—	—	253
Exercise of stock options, net settled	83,926	995	(558)	—	—	437
Issuance of restricted shares, net	31,350	—	—	—	—	—
Vesting of restricted shares	—	258	(258)	—	—	—
Forfeitures of restricted stock	(7,600)	—	—	—	—	—
Repurchase of restricted stock for taxes	(3,386)	—	(67)	(29)	—	(96)
Issuance of unrestricted shares	15,800	529	(529)	—	—	—
Other comprehensive income (loss)	—	—	—	—	1,557	1,557

Balance, December 31, 2023	5,719,115	74,003	3,679	116,604	(8,503)	185,783
Net income	—	—	—	35,822	—	35,822
Share-based compensation	—	—	2,389	—	—	2,389
Exercise of stock options, net settled	3,105	33	—	—	—	33
Issuance of restricted shares, net	21,750	—	—	—	—	—
Vesting of restricted shares	—	194	(194)	—	—	—
Vesting of restricted stock units	18,209	503	(503)	—	—	—
Forfeitures of restricted stock	(1,450)	—	—	—	—	—
Repurchase of restricted stock for taxes	(5,501)	—	(99)	(174)	—	(273)
Repurchase of restricted stock units for taxes	—	—	(235)	—	—	(235)
Issuance of common shares to non-employee directors	11,582	644	(644)	—	—	—
Other comprehensive income (loss)	—	—	—	—	15	15

Balance, December 31, 2024	5,766,810	75,377	4,393	152,252	(8,488)	$223,534
Net income	—	—	—	40,666	—	40,666
Share-based compensation	—	—	1,968	—	—	1,968
Common stock repurchased	(86,594)	—	—	(5,023)		(5,023)
Exercise of stock options, net settled	7,000	109	—	—	—	109
Issuance of restricted shares, net	16,175	—	—	—	—	—
Vesting of restricted shares	—	266	(266)	—	—	—
Vesting of restricted stock units	22,077	695	(695)	—	—	—
Forfeitures of restricted stock	(2,025)	—	—	—	—	—
Repurchase of restricted stock for taxes	(4,486)	—	(135)	(422)	—	(557)
Repurchase of restricted stock units for taxes	—	—	(351)	—	—	(351)
Issuance of common shares to non-employee directors	9,230	525	(525)	—	—	—
Other comprehensive income (loss)	—	—	—	—	3,618	3,618

Balance, December 31, 2025	5,728,187	$76,972	$4,389	$187,473	$(4,870)	$263,964

See the accompanying Notes to Consolidated Financial Statements.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands)

	2025	2024	2023
Cash Flows From Operating Activities
Net income	$40,666	$35,822	$40,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,106	877	877
Provision (reversal) for credit losses	5,942	2,690	(6,146)
Net premium amortization on investment securities	1	(135)	194
Gain on sale of SBA loans	(2,320)	(2,861)	(1,547)
Proceeds from sale of SBA loans	44,798	45,605	23,839
Loans originated for sale	(42,534)	(45,235)	(16,830)
Amortization of servicing assets	908	947	1,359
(Recovery) impairment of servicing assets	—	—	(304)
Noncash interest on loans transferred to OREO	(617)	—	—
Amortization of deferred loan fees, costs, premiums and discounts	(2,650)	(3,169)	(4,073)
Amortization of debt issuance costs	7	7	7
Amortization of low-income housing tax credit investments	393	316	90
Share-based compensation expense	1,968	2,389	1,485
Deferred tax expense (benefit)	754	(29)	(202)
Change in accrued interest receivable and other assets	2,218	652	(2,484)
Change in accrued interest payable and other liabilities	(3,445)	(143)	(3,598)

Net Cash Provided by Operating Activities	47,195	37,733	33,523

Cash Flows From Investing Activities
Change in time deposits with other banks	(166)	(189)	3,923
Purchases of securities	(118,516)	(71,982)	(15,227)
Maturities and principal paydowns of securities	49,658	27,729	18,612
Purchase of Federal Home Loan Bank stock	(1,066)	(671)	(1,895)
Net increase in loans	(51,011)	(234,949)	(246,231)
Purchases of property and equipment	(1,554)	(1,511)	(835)

Net Cash Used in Investing Activities	(122,655)	(281,573)	(241,653)

Cash Flows From Financing Activities
Net increase in deposits	89,421	259,091	200,247
Net increase in (repayment of) borrowings	(17,000)	(29,000)	57,000
Share repurchases	(5,023)	—	—
Repurchase of restricted shares	(908)	(508)	(96)
Proceeds from exercise of stock options	109	33	437

Net Cash Provided by Financing Activities	66,599	229,616	257,588

Net (Decrease) Increase in Cash and Cash Equivalents	(8,861)	(14,224)	49,458
Cash and Cash Equivalents, Beginning of Year	163,876	178,100	128,642

Cash and Cash Equivalents, End of Year	$155,015	$163,876	$178,100

Supplemental Cash Flow Information
Interest paid	$55,613	$54,167	$33,507
Taxes paid	$16,438	$13,544	$18,474
Loans transferred to OREO	$7,951	$—	$—
Lease liabilities arising from obtaining right-of-use assets	$1,316	$5,210	$1,293

See the accompanying Notes to Consolidated Financial Statements.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Nature of Operations

The accompanying consolidated financial statements include the accounts of Private Bancorp of America, Inc. and its wholly-owned subsidiary CalPrivate Bank (the “Bank”), collectively referred to herein as “the Company.” All significant intercompany balances and transactions have been eliminated in consolidation. Private Bancorp of America, Inc. was formed in August 2015 as a bank holding company.

The Bank is a commercial bank chartered by the State of California. Deposits held at the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to applicable statutory limits. The Bank provides comprehensive banking services, including deposit accounts, treasury management services, and lending solutions tailored primarily to high-net-worth individuals, professionals, family offices, closely-held businesses, real estate entrepreneurs, and small to mid-sized businesses. Lending activities include commercial real estate loans, commercial and industrial loans, and government-guaranteed lending programs.

The Company is headquartered in La Jolla, California, with additional branches located in downtown San Diego, Coronado, Newport Beach, Beverly Hills, El Segundo, and Montecito, California. The Company also maintains administrative locations in Temecula, Mission Valley, and Redlands, California. The Bank also provides digital banking services to enhance client accessibility and efficiency.

The accounting and reporting policies of the Company are in accordance with the accounting principles generally accepted in the United States of America and conform to practices within the banking industry. The Company’s stock is traded in the over-the-counter markets (OTCQX: PBAM) and is therefore considered a public business entity for financial reporting purposes. Below is a summary of significant accounting policies.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassification had no effect on prior year net income or shareholders’ equity.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through March 13, 2026 which is the date the financial statements were available to be issued.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the balance sheets, and the reported amounts of revenues and expenses during the reporting periods covered. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, the fair value of servicing assets, and the valuation of deferred tax assets and liabilities.

Operating Segments

The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. While the Company’s CODM monitors multiple of the Company’s revenue sources, operations are managed, and financial performance is evaluated, on a Company-wide basis. Discrete operating results are not reviewed to make resource

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

allocation or performance decisions. Accordingly, all of the Company’s operations are considered to be one operating segment. The Company’s single reportable segment consists of the consolidated operations of Private Bancorp of America, Inc. and its wholly owned subsidiary, CalPrivate Bank. The Bank provides deposit accounts, treasury management services, commercial real estate loans, commercial and industrial loans, SBA lending, and other banking services. The Company does not manage its operations through multiple operating segments, and discrete operating results are not reviewed by the CODM by product, service line, branch, or business line for purposes of assessing segment performance or allocating resources.

The CODM assesses performance and allocates resources on a consolidated basis using consolidated net income. The significant expense categories regularly provided to the CODM and included in consolidated net income are the same categories presented in the Consolidated Statements of Income. Because the Company has one reportable segment, the segment revenues, significant segment expense categories, reported measure of segment profit or loss, and total assets are the same as the corresponding consolidated amounts presented in the consolidated financial statements.

The following table presents the Company’s segment revenues, significant segment expense categories, other segment items, reported measure of segment profit or loss, and total assets for its single reportable segment:

	2025	2024	2023
Segment Revenues
Interest and Dividend Income	$165,382	$154,894	$125,662
Noninterest Income	6,928	6,344	4,922

Total Segment Revenues	172,310	161,238	130,584

Segment Expenses
Interest expense on deposits	45,067	50,935	30,589
Interest expense on borrowings	2,085	3,407	4,754
Provision (reversal) for credit losses	5,942	2,690	(6,146)
Compensation and employee benefits	41,582	36,658	30,673
Occupancy and equipment	3,431	3,257	3,172
Data processing	5,498	4,674	3,887
Professional services	2,849	1,737	576
Director compensation	1,092	1,244	1,090
Regulatory assessments	1,399	1,444	1,191
Administrative and other expense	5,531	4,346	3,381
Provision for income taxes	17,168	15,024	16,561

Total Segment Expenses	131,644	125,416	89,728

Segment Net Income	$40,666	$35,822	$40,856

	December 31, 2025	December 31, 2024
Segment Assets	$2,535,057	$2,424,011

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks and term federal funds sold and interest-bearing deposits in other financial institutions with original maturities of less than 90 days. Net cash flows are reported for customer loan and deposit transactions and interest-bearing deposits in other financial institutions.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Cash and Due From Banks

The Company maintains amounts due from banks that exceed federally insured limits. The Company has not experienced any losses in such accounts.

Interest-Bearing Time Deposits with Other Financial Institutions

Interest-bearing time deposits with other financial institutions mature within one year and are carried at cost. The Company had cash balances of $8.2 million used as collateral for standby letters of credit at both December 31, 2025 and 2024, respectively.

Debt Securities

Debt securities are classified in three categories and accounted for as follows: debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are measured at amortized cost; debt securities bought and held principally for the purpose of selling in the near term are classified as trading securities and are measured at fair value, with unrealized gains and losses included in earnings; debt securities not classified as either held-to-maturity (“HTM”) or trading securities are deemed as available-for-sale (“AFS”) and are measured at fair value, with unrealized gains and losses, net of applicable taxes, reported in accumulated other comprehensive income of shareholders’ equity. Gains or losses on sales of debt securities are determined on the specific identification method. Premiums and discounts are amortized or accreted using the interest method over the expected lives of the related securities. A debt security is placed on nonaccrual status at the time any principal or interest payment becomes 90 days past due. Interest that had been accrued but not received for a security placed on non-accrual status is reversed against interest income. The Company does not recognize an allowance for credit losses on accrued interest receivable, consistent with its policy to write off uncollected accrued interest no later than 90 days past due by reversing interest income.

For HTM debt securities, the allowance for credit losses represents expected credit losses over the remaining expected life of the securities. The Company did not have any HTM debt securities at December 31, 2025 or 2024.

For AFS debt securities, the securities are considered impaired if the fair value is less than the amortized cost. The Company recognizes impairment losses in earnings if it has the intent to sell the debt security, or if it is more likely than not that the Company will be required to sell the debt security before recovery of its amortized cost. In these circumstances the impairment loss is recognized and is equal to the full difference between the amortized cost (net of allowance if applicable) and the fair value of the security. For impaired debt securities that the Company has the intent and ability to hold, the securities are evaluated to determine if a credit loss exists. The credit loss represents the difference between the present value of the cash flows expected to be collected and the amortized cost basis. If it is determined that a credit loss exists, that loss is recognized as an allowance for credit losses through the provision for credit losses, limited by the amount of impairment. Any impairment on debt securities that the Company has the intent and ability to hold not due to credit losses is recorded in other comprehensive income.

Loans Held for Sale

Small Business Administration (“SBA”) loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in earnings through a valuation allowance. Interest income on these loans is accrued daily. Loan origination fees and costs are deferred and included in the cost basis of the loan held for sale. Gains and losses on the sale of

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

loans are recognized pursuant to ASC 860, Transfers and Servicing. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing asset or liability. Gains and losses on sales of loans are included in noninterest income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Servicing Rights

Servicing rights are recognized separately when they arise through the sale of loans. Servicing rights are initially recorded at fair value with the statement of operations effect recorded in gain on sale of loans. Fair value is based on a valuation model that calculates the present value of estimated future cash flows from the servicing assets. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. In addition, servicing assets are assessed for impairment based on fair value at each reporting date.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal. The amortization of servicing rights and any impairment is netted against loan servicing fee income.

Loans Held for Investment

The Company originates real estate, commercial, SBA and consumer loans to borrowing customers. A substantial portion of the loan portfolio is represented by real estate loans in the Los Angeles, Orange, Santa Barbara, and San Diego counties. The ability of the Company’s borrowers to honor their contracts is dependent upon many factors, including the real estate market and general economic conditions in the Company’s lending regions. Loans that management has the intent and ability to hold for the foreseeable future, until maturity or until paid off are classified as held-for-investment (HFI) on the balance sheet. These loans are reported at their outstanding unpaid principal balances reduced by any charge-offs and net of deferred loan origination fees and costs, or unamortized premiums or discounts on purchased loans.

Interest income is accrued on the unpaid principal balance of the loans. Loan origination fees and costs are deferred and amortized as an adjustment of the loan’s yield over the life of the loan using the interest method for amortizing loans, and the straight-line method for interest-only loans and lines of credit.

The Company has elected to present accrued interest receivable balances separately from their underlying financial instruments on the Consolidated Balance Sheets. Therefore, accrued interest receivable balances are excluded from disclosures of loans held for investment.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on the contractual terms of the loan or when, in management’s judgment, there is reasonable doubt as to collectability. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest. The Company has elected to not measure an allowance for credit losses for accrued interest receivable due to the Company’s policy of writing off uncollectible accrued interest receivable balances in a timely manner.

Allowance for Credit Losses (“ACL”)

Loans HFI

The Company accounts for credit losses on loans HFI in accordance with ASC 326 under the current expected credit loss (“CECL”) methodology, which requires the Company to record an estimate of expected lifetime credit losses for loans at the time of origination or acquisition. The ACL is maintained at a level deemed appropriate by management to provide for expected credit losses in the portfolio as of the date of the consolidated statements of financial condition. Estimating expected credit losses requires management to use relevant forward-looking information, including the use of reasonable and supportable forecasts. The measurement of the ACL is performed by collectively evaluating loans with similar risk characteristics. The Company has established a methodology to determine the adequacy of the allowance for credit losses that assesses the risks and losses expected on the loan portfolio. Additions to the allowance for credit losses are made by charges to the provision for credit losses. Losses on loans and leases are charged off against the allowance when all or a portion of a loan or lease is considered uncollectible. Subsequent recoveries on loans previously charged off, if any, are credited to the allowance when realized.

To calculate the allowance for loans collectively evaluated, management uses models developed by an independent third party. These independent third-party models, the Commercial real estate (“CRE”), Commercial and industrial (“C&I”), and Consumer lifetime loss rate models, are used to estimate the expected losses over the life of the loan based on exposure at default, loan attributes as well as reasonable and supportable economic forecasts. The exposure at default considers the current unpaid balance, prepayment assumptions, and expected utilization assumptions.

Key assumptions used in the third-party models include portfolio segmentation, prepayments, risk ratings and certain calibration scalars, among others. The portfolios are segmented by loan level attributes such as loan type, loan size, date of origination, and delinquency status to create homogenous loan pools. Pool level metrics are calculated and loss rates are applied to the pools as the loans have like characteristics. Prepayment assumptions are embedded within the calculated loss rates and are based on the same data used for model development. The models also incorporate adjustments for reasonable and supportable forecasts in estimating expected credit losses.

The Company elected to use multiple economic scenarios in determining the allowance, to account for the reasonable and supportable forecasts. The scenarios include various projections of Gross Domestic Product (“GDP”), interest rates, property price indices, and employment measures. The scenarios are probability-weighted based on available information at the time of the forecasts. Scenario weighting and model parameters are reviewed for each calculation and are subject to change. The third-party models recognize that the life of a loan may exceed the economic forecast, as such, the models include an assumption that each macro-economic variable will revert to a long-term expectation starting in years 2-4 of the forecast and largely completing within the first five years of the forecast. Because each of the criteria used is subject to change, the analysis of the ACL is not necessarily indicative of the trend of future loan losses in any particular loan category. Instead, the total ACL is available to absorb losses from any segment of the loan portfolio.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The CRE lifetime loss rate, C&I lifetime loss rate, and Consumer lifetime loss rate models were developed using historical loss experience from banks within the third-party model’s dataset. Banks in the model’s dataset may have different loss experiences due to geography and portfolio as well as variances in operational and underwriting procedures, and therefore, the Company calibrates expected losses using a scalar for each model. Each scalar was calculated by examining the loss rates of peer banks that have similar operations, asset bases and geographical footprint to the Company and comparing these peer group loss rates to the third-party model results. Peer group loss rates were used in the scalar calculation to adjust the third-party model outputs because management determined that incorporating peer data provides a more representative view of the Company’s current portfolio credit risk profile than solely relying on the Company’s historical loss experience.

In addition to the quantitative assessment of the allowance, the Company’s ACL methodology also includes adjustments for qualitative factors, where appropriate, since historical information (such as historical net losses and economic cycles) may not always provide a sufficient basis for determining future expected credit losses. Qualitative adjustments may be related to and include, but not limited to factors such as: (i) management’s assessment of economic forecasts used in the model and how those forecasts align with management’s overall evaluation of current and expected economic conditions, (ii) organization specific risks such as credit concentrations, collateral specific risks, regulatory risks, and external factors that may ultimately impact credit quality, (iii) potential model constraints such as limitations identified through backtesting, and other limitations associated with factors such as underwriting changes, acquisition of new portfolios and changes in portfolio segmentation, and (iv) management’s overall assessment of the adequacy of the ACL, including an assessment of model data inputs used to determine the ACL.

The majority of the Company’s loans share risk characteristics with other similar loans, and as a result are collectively evaluated. If a loan does not share risk characteristics with other loans, the Company generally estimates expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual loan. Individually evaluated loans generally include loans that have been placed on nonaccrual status and collateral-dependent loans. If foreclosure is probable or the loan is collateral dependent, losses are measured using the fair value of the loan’s collateral, less estimated costs to sell.

Portfolio segments identified by the Company include commercial real estate, commercial business and consumer loans. Relevant risk characteristics for these portfolio segments generally include debt service coverage, loan-to-value ratios and financial performance on commercial real estate and commercial loans and credit scores, debt-to income, collateral type and loan-to-value ratios for consumer loans.

Unfunded Commitments

The Company estimates expected losses for unfunded commitments over the contractual period in which it is exposed to credit risk through a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. An allowance for off-balance-sheet financial instruments is established using the Credit Conversion Factors (CCF) to estimate Exposure at Default (EAD), and then using the method consistent with the ACL methodology for each loan type. Changes to the allowance for unfunded commitments are presented as a component of the provision for credit losses on the Consolidated Statements of Income. The allowance for unfunded commitments was $0.7 million and $1.5 million as of December 31, 2025 and 2024, respectively, and is presented as a component of accrued interest payable and other liabilities on the Consolidated Balance Sheets.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Loan balances in excess of the fair value less costs to sell of the real estate acquired at the date of acquisition are charged-off against the allowance for loan losses. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value less costs to sell declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

During the year ended December 31, 2025, the Company recorded $8.6 million for loans transferred to other real estate owned (“OREO”). The Company did not record any capitalized expenditures, direct write-downs or sales of OREO during the year ended December 31, 2025. The Company recorded OREO expenses of $0.3 million for the year ended December 31, 2025 within administrative and other expenses. There was no OREO balance or activity for the year ended December 31, 2024.

Qualified Affordable Housing Project Investments

The Company invests in partnerships that sponsor affordable housing projects utilizing the Low-Income Housing Tax Credit (“LIHTC”) pursuant to Section 42 of the Internal Revenue Code. These investments are recorded on the Consolidated Balance Sheets net of accumulated amortization, using the proportional amortization method. Under the proportional amortization method, the initial cost of the investments is amortized in proportion to the tax credits and other tax benefits received, and the amortization is recognized as a reduction to provision for income taxes in the Consolidated Statements of Income. At December 31, 2025 and 2024, the net LIHTC investment totaled $2.3 million and $2.7 million, respectively, and was included in other assets on the Consolidated Balance Sheets.

FHLB Stock

The Bank is a member of the Federal Home Loan Bank (“FHLB”) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as interest income.

Other Equity Investments

The Company carries equity securities at fair value when readily determinable market values are available. Any adjustments to the fair value of these investments are recorded in other fees and miscellaneous income on the Consolidated Statements of Income. The Company had equity investments carried at fair value of $0.1 million at both December 31, 2025 and 2024 that were included in other assets on the Consolidated Balance Sheets.

In addition, at December 31, 2025 and 2024, the Company had $3.3 million and $2.6 million, respectively, of other equity investments that were included in other assets on the Consolidated Balance Sheets that do not have readily determinable fair values (non-marketable) and are accounted for at cost, plus or minus changes resulting from observable transactions involving the same or similar investments from the same issuer, minus impairment, if any, also referred to as the measurement alternative. These other equity investments include Community Development Financial Institution (“CDFI”) stock, Small Business Investment Company (“SBIC”) investments and direct investments in financial technology (“Fintech”) ventures held by our parent bank holding company.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the related asset. The estimated useful lives of furniture, fixtures and equipment are estimated to be three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of estimated useful lives of the improvements or the remaining lease term (including periods covered by renewal options which were reasonably assured at the inception of the lease).

Leases

The Company determines if an arrangement contains a lease at contract inception and recognizes right-of-use (“ROU”) assets and operating lease liabilities based on their present value of lease payments over the lease term. While operating leases may include options to extend the term, the Company does not take into account the options in calculating the ROU asset and lease liability unless it is reasonably certain such provisions will be exercised. The present value of lease payments is determined based on the Company’s incremental borrowing rate and other information available at lease commencement. Leases with an initial term of 12-months or less are not recorded on the Consolidated Balance Sheets. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected to account for lease agreements with lease and non-lease components as a single lease component. Refer to Note 6 – Leases for further discussion on the Company’s leasing arrangements and related accounting.

Income Taxes

Deferred income taxes are recognized for estimated future tax effects attributable to income tax carryforwards as well as temporary differences between financial reporting and income tax purposes. Valuation allowances are established when necessary to reduce the deferred tax asset to the amount expected to be realized. Deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes.

The tax effects from an uncertain tax position are recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense; however, there was no penalty or interest expense recorded for the years ended December 31, 2025 and 2024.

Commitments and Contingencies

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note 11 – Commitments and Contingencies. Such financial instruments are recorded in the financial statements when they are funded, or related fees are incurred or received.

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Refer to Note 11 – Commitments and Contingencies for further information.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. That guidance describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs (other than Level 1 prices) such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect an entity’s own assumptions about the factors that market participants would use in pricing an asset or liability.

See Note 15 and 16 for more information and disclosures relating to the Company’s fair value measurements.

Advertising and Marketing Costs

The Company expenses the cost of advertising and marketing in the period incurred.

Revenue Recognition – Noninterest Income

In accordance with Accounting Standards Codification (“ASC”) Topic 606, revenues are recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services that are promised within each contract and identifies those that contain performance obligation and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

All of the Company’s revenue from contracts with customers within the scope of ASC 606 is recognized in non-interest income. The following is a discussion of key revenues within the scope of ASC 606.

Service Charges and Fees on Deposit Accounts

The Company earns fees from its deposit customers for account maintenance, transaction-based and overdraft services. Account maintenance fees consist primarily of account fees and analyzed account fees charged on deposit accounts on a monthly basis. The performance obligation is satisfied, and the fees are recognized on a monthly basis as the service period is completed. Transaction-based fees on deposits accounts are charged to deposit customers for specific services provided to the customer, such as non-sufficient funds fees, overdraft fees, wire fees, merchant services fees and foreign exchange fees. The performance obligation is completed as the transaction occurs and the fees are recognized at the time each specific service is provided to the customer.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Interchange Fees

Interchange fees represents fees earned when a debit card issued by the Company is used. The Company earns interchange fees from debit cardholder transactions through a payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. The performance obligation is satisfied, and the fees are earned when the cost of the transaction is charged to the card. Certain expenses directly associated with the debit card are recorded on a net basis with the fee income.

Comprehensive Income

The change in unrealized gains and losses on securities available for sale is the only component of other comprehensive income for the Company. There were no amounts reclassified out of accumulated other comprehensive income relating to realized gains on securities available for sale in 2025, 2024 and 2023.

Earnings Per Share (“EPS”)

Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period, excluding outstanding participating securities. Diluted EPS is computed using the weighted-average number of shares determined for the basic computation plus the dilutive effect of potential common shares issuable under certain stock compensation arrangements. Unvested share-based payment awards (Restricted Stock Awards) that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method. The Company has determined that its outstanding unvested stock awards are participating securities. See Note 14 for additional details of EPS calculations.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period, on a straight-line basis. The Company has elected to account for forfeitures of stock-based awards as they occur. For awards subject to both the service and performance conditions, the unrecognized compensation cost is recognized as expense when it is probable that the performance conditions will be achieved. If the performance conditions become probable of being achieved before the end of the requisite service period, the unrecognized compensation cost for which requisite service has not been provided will be recognized as expense prospectively on an accelerated attribution basis over the remaining requisite service period. Excess tax benefits and tax deficiencies relating to stock-based compensation are recorded as income tax expense or benefit in the Consolidated Statements of Income when incurred.

Recently Adopted Accounting Standards

On January 1, 2023, the Company adopted ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (ASC 326), as amended, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. ASC 326 is intended to

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The CECL methodology applies to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held-to-maturity securities, loan commitments, and financial guarantees. Under ASC 326, credit losses for available-for-sale (“AFS”) debt securities with unrealized losses are measured in a manner similar previously applicable U.S. GAAP except that the losses are recognized an allowance rather than as a reduction in the amortized cost of the securities. ASC 326 also simplifies the accounting model for purchased credit-impaired debt securities and loans and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for credit losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for reporting periods beginning after January 1, 2023 are presented under ASC 326 while prior period amounts continue to reflect previously applicable U.S. GAAP. The Company recorded on the Consolidated Balance Sheets a decrease to the allowance for loan losses of $1.9 million, an increase to deferred tax asset, net of $0.9 million, an increase to accrued interest payable and other liabilities of $1.0 million and a decrease to retained earnings of $2.0 million as of January 1, 2023 for the cumulative effect of adopting ASC 326.

The following table illustrates the impact of adopting ASC 326 on the allowance for credit losses.

	December 31, 2022	January 1, 2023
	Pre-ASC 326 Adoption	As Reported Under ASC 326	Impact of ASC 326 Adoption
Allowance for loan losses:
Commercial Real Estate	13,510	16,900	3,390
Commercial Business	5,619	4,092	(1,527)
Consumer	23	70	47

Total allowance for loan losses	19,152	21,062	1,910
Allowance for Unfunded Commitments	1,718	2,692	974

Total allowance for credit losses	$20,870	$23,754	$2,884

In addition, on January 1, 2023, the Company adopted ASU 2022-02, Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminated the accounting guidance on troubled debt restructurings (“TDRs”) and requires enhanced disclosures for loan modifications to borrowers experiencing financial difficulty. This guidance was applied on a prospective basis.

On January 1, 2024, the Company adopted ASU 2023-02, Investments — Equity Method and Joint Ventures (Topic 323). The amendments in this ASU expand the population of tax credit investments for which an investor may elect to apply the proportional amortization method and require certain disclosures for tax credit investments. The adoption of this ASU did not have an effect on our consolidated financial statements. However, the guidance requires additional disclosure for all investments that generate income tax credits and other income tax benefits from a tax-oriented investment program for which the Company has elected to apply the proportional amortization method. The guidance also requires a reevaluation of eligible investments when significant modifications or events occur that result in a change in the nature of the investment or a change in the

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Company’s relationship with the underlying project. Both before and after the adoption, the Company used the proportional amortization method for low income housing tax credit investments.

On January 1, 2024, the Company adopted ASU 2023-07, Segment Reporting — Improvements to Reportable Segment Disclosures (Topic 280). The amendments in the ASU improve reportable segment disclosure requirements and require disclosure of (1) significant segment expenses that are readily provided to the chief operating decision maker and included in segment profit or loss, (2) the composition and aggregate amount of other segment items, which represent the difference between profit or loss and segment revenues less significant segment expenses and (3) the title and position of the CODM and an explanation of how the CODM uses the reported segment measures in assessing segment performance and deciding how to allocate resources. The adoption of this ASU did not have an effect on the Company’s consolidated financial statements but did require additional disclosures addressed above under the heading Operating Segments.

On January 1, 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires expanded disclosure of income taxes paid disaggregated by federal, state, and foreign jurisdictions, as well as individual jurisdictions meeting a 5 percent quantitative threshold. The new standard also requires the effective tax rate reconciliation to be presented by specific categories with accompanying qualitative disclosures and further disaggregation of reconciling items based on quantitative thresholds. The standard is effective for annual financial statements for the year ending December 31, 2025. The requirements may be applied on a prospective basis with retrospective application permitted. The Company has presented the 2025 and 2024 income tax disclosures under the amended disclosure requirements. The 2023 income tax disclosures included in these consolidated financial statements are presented as previously reported prior to the adoption of ASU 2023-09. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements but resulted in additional disclosures within Note 9 – Income Taxes.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans, which requires an entity to apply the gross-up approach to purchased seasoned loans. Purchased seasoned loans are generally loans (excluding credit card receivables) acquired without credit deterioration that either are obtained in a business combination or are purchased more than 90 days after origination, provided the acquirer was not involved in the origination of the loans. The new standard eliminates the “Day-1” credit loss expense for these assets by requiring the initial allowance for credit losses to be recognized as an increase to the amortized cost basis at acquisition rather than as a charge to the income statement. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, and requires a prospective transition for loans acquired on or after the adoption date. Early adoption is permitted. The Company adopted this standard effective on January 1, 2025. Adoption of this standard had no impact on the Company’s Consolidated Financial Statements as of or for the year ended December 31, 2025.

Recent Accounting Guidance Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires additional disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement, as well as disclosures about selling expenses. The new standard is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively, with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating this standard.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends the cost capitalization guidance by removing references to software development project stages to better align with current development methods. The new standard requires software cost capitalization to begin when management has authorized and committed to funding the software project and it is probable that the software will be completed and used to perform its intended function. The standard is effective for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those annual reporting periods. The requirements may be applied on a prospective, modified, or retrospective transition basis, and early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its Consolidated Financial Statements, as well as the planned date of adoption.

NOTE 2 – DEBT SECURITIES

The following table summarizes the amortized cost and fair value of securities available for sale at December 31, 2025 and 2024, and the corresponding amounts of gross unrealized gains and losses (in thousands):

December 31, 2025	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale:
US Agency securities	$6,500	$14	$—	$6,514
Municipal securities	2,308	—	(5)	2,303
SBA Loan Pool securities	2,941	—	(127)	2,814
Mortgage-backed securities	211,295	1,077	(7,779)	204,593
Corporate debt securities	1,750	—	(137)	1,613

Total	$224,794	$1,091	$(8,048)	$217,837

December 31, 2024
Securities Available for Sale:
US Treasury securities	$4,999	$—	$(26)	$4,973
SBA Loan Pool securities	3,282	—	(241)	3,041
Mortgage-backed securities	147,332	206	(11,792)	135,746
Corporate debt securities	1,750	—	(272)	1,478

Total	$157,363	$206	$(12,331)	$145,238

At December 31, 2025 and December 31, 2024, there were no holdings of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of our shareholders’ equity.

The amortized cost and fair value of the investment securities portfolio as of December 31, 2025 are shown by contractual maturity below. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are presented separately.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Available for Sale
(in thousands)	Amortized Cost	Fair Value
Due within one year	$—	$—
Due after one year through five years	2,853	2,854
Due after five years through ten years	10,646	10,390
Mortgage-backed securities	211,295	204,593

Total debt securities	$224,794	$217,837

The following table summarizes the investment securities with unrealized losses by security type and length of time in a continuous, unrealized loss position as of the dates indicated (in thousands):

	Less than 12 Months		12 Months or Greater		Total
December 31, 2025	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
US Treasury securities	$—	$—	$—	$—	$—	$—
US Agencies securities	—	—	—	—	—	—
Municipal securities	2,303	(5)	—	—	2,303	(5)
SBA Loan Pool securities	—	—	2,814	(127)	2,814	(127)
Mortgage-backed securities	42,629	(271)	83,128	(7,508)	125,757	(7,779)
Corporate debt securities	—	—	1,613	(137)	1,613	(137)

Total	$44,932	$(276)	$87,555	$(7,772)	$132,487	$(8,048)

December 31, 2024
US Treasury securities	$—	$—	$4,973	$(26)	$4,973	$(26)
SBA Loan Pool securities	—	—	3,041	(241)	3,041	(241)
Mortgage-backed securities	45,644	(567)	70,573	(11,225)	116,217	(11,792)
Corporate debt securities	—	—	1,478	(272)	1,478	(272)

Total	$45,644	$(567)	$80,065	$(11,764)	$125,709	$(12,331)

As of December 31, 2025, there were 19 mortgage-backed securities with unrealized losses of $276 thousand that had been in a continuous loss position for less than 12 months and 43 securities (2 SBA Loan Pool securities, 39 mortgage-backed securities and 2 corporate securities) with unrealized losses of $7.8 million that had been in a continuous loss position for more than 12 months. Unrealized losses on debt securities have not been recognized in earnings because the issuers are of high credit quality, management does not intend to sell and it is not likely that management will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is due to changes in interest rates and other market conditions and are not due to credit concerns. The fair value of these securities in unrealized loss positions are expected to recover as the securities approach maturity. The Company had no realized gains or losses on sales of securities in 2025 and 2024.

The Company had pledged debt securities with a fair value of $5.3 million and $5.6 million to secure borrowing arrangements discussed in Note 8, as of December 31, 2025 and 2024, respectively.

At December 31, 2025 and December 31, 2024, the Company did not hold any held-to-maturity or trading securities.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company’s loan portfolio is divided into three portfolio segments, which are the same segments used to estimate the allowance for credit losses: Commercial Real Estate, which uses the CRE lifetime loss rate model; Commercial Business, which uses the C&I lifetime loss rate model; and Consumer, which uses the Consumer lifetime loss rate model. Within each portfolio segment the Company monitors and assesses the credit risk in the following classes of loans, based on the risk characteristics of each loan class, and the Company may apply qualitative adjustments to an individual loan class where appropriate.

Commercial Real Estate	Commercial Business	Consumer
• Investor owned • Owner occupied • Multifamily • Secured by single family • Land and construction • SBA secured by real estate	• Commercial and Industrial • SBA non-real estate secured	• Consumer

The following is a summary of the loans and allowance for loan losses as of December 31 (in thousands):

	2025	2024
Commercial Real Estate (CRE):
Investor owned	$577,730	$572,659
Owner occupied	236,623	223,442
Multifamily	155,941	162,330
Secured by single family	198,743	198,579
Land and construction	47,029	62,638
SBA secured by real estate	403,609	401,990

Total CRE	1,619,675	1,621,638
Commercial business:
Commercial and industrial	471,526	441,182
SBA non-real estate secured	32,853	20,205

Total commercial business	504,379	461,387
Consumer	2,093	2,124

Loans held for investment (1)	2,126,147	2,085,149
Allowance for loan losses	(29,323)	(27,267)

Loans held for investment, net (1)	$2,096,824	$2,057,882

(1)	Net of deferred loan origination fees and costs and unamortized discounts and premiums of $0.1 million and $0.8 million at December 31, 2025 and 2024, respectively.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The following table summarizes the allocation of the allowance as well as the activity in the allowance attributed to the loan portfolio segments and unfunded commitments as of and for the year ended December 31, 2025, 2024 and 2023 (in thousands):

December 31, 2025	Commercial Real Estate	Commercial Business	Consumer	Total
Allowance for Loan Losses:
Beginning of Year	$20,724	$6,507	$36	$27,267
Provision for (reversal of) credit losses	40	6,739	(12)	6,767
Gross charge-offs	(1,061)	(3,650)	—	(4,711)
Gross recoveries	—	—	—	—

End of Year	19,703	9,596	24	29,323

Allowance for Unfunded Commitments:
Beginning of Year	1,412	96	1	1,509
Provision for (reversal of) credit losses	(728)	(96)	(1)	(825)

End of Year	684	—	—	684

Allowance for Credit Losses	$20,387	$9,596	$24	$30,007

Allowance for Loan Losses by Methodology:
Individually evaluated	$—	$2,195	$—	$2,195
Collectively evaluated	19,703	7,401	24	27,128

	$19,703	$9,596	$24	$29,323

December 31, 2024	Commercial Real Estate	Commercial Business	Consumer	Total
Allowance for Loan Losses:
Beginning of Year	$18,655	$5,766	$55	$24,476
Provision for (reversal of) credit losses	2,069	871	(19)	2,921
Gross charge-offs	—	(130)	—	(130)
Gross recoveries	—	—	—	—

End of Year	20,724	6,507	36	27,267

Allowance for Unfunded Commitments:
Beginning of Year	1,170	571	—	1,741
Reversal of credit losses	242	(475)	1	(232)

End of Year	1,412	96	1	1,509

Allowance for Credit Losses	$22,136	$6,603	$37	$28,776

Allowance for Loan Losses by Methodology:
Individually evaluated	$—	$2,000	$—	$2,000
Collectively evaluated	20,724	4,507	36	25,267

	$20,724	$6,507	$36	$27,267

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

December 31, 2023	Commercial Real Estate	Commercial Business	Consumer	Total
Allowance for Loan Losses:
Beginning of Year	$13,510	$5,619	$23	$19,152
Cumulative effect of a change in accounting principle	3,390	(1,527)	47	1,910
Provision for (reversal of) credit losses	1,755	(6,935)	(15)	(5,195)
Gross charge-offs	—	(7)	—	(7)
Gross recoveries	—	8,616	—	8,616

End of Year	18,655	5,766	55	24,476

Allowance for Unfunded Commitments:
Beginning of Year	1,054	663	1	1,718
Cumulative effect of a change in accounting principle	742	232	—	974
Reversal of credit losses	(626)	(324)	(1)	(951)

End of Year	1,170	571	—	1,741

Allowance for Credit Losses	$19,825	$6,337	$55	$26,217

Allowance for Loan Losses by Methodology:
Individually evaluated	$—	$1,250	$—	$1,250
Collectively evaluated	18,655	4,516	55	23,226

	$18,655	$5,766	$55	$24,476

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. For the purpose of assigning internal risk ratings, we generally analyze larger, non-homogeneous loans (e.g., commercial real estate and commercial and industrial loans) on an individual basis, classifying them according to common credit-risk characteristics. This analysis is performed on an ongoing basis as new information is obtained.

For real estate collateral, the Bank typically relies on external appraisals from licensed or certified appraisers. We regularly reassess these values whenever borrower performance, market conditions, or new loan terms signal a potential change in collateral value. When necessary, we supplement these real estate valuations with broker price opinions or other market data. When a loan is secured by business assets or equipment (rather than real estate), the Bank uses standard underwriting practices—such as reviewing current financial statements, performing lien searches, or relying on recognized valuation sources—to confirm that collateral coverage remains sufficient.

The Company uses the following definitions for risk ratings:

Special Mention – Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Nonaccrual – Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on the contractual terms of the loan or when, in management’s judgment, there is reasonable doubt as to collectability.

Loans listed as pass include larger non-homogeneous loans not meeting the risk rating definitions above and smaller, homogeneous loans not assessed on an individual basis.

The risk category of loans by class of loans was as follows as of December 31, 2025 and 2024 (in thousands):

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
December 31, 2025	2025	2024	2023	2022	2021	Prior	Within the Revolving Period	Converted to Term Loans	Total
Commercial Real Estate (CRE):
Investor owned
Pass	$69,674	$47,701	$64,383	$158,733	$92,012	$123,112	$11,187	$6,467	$573,269
Substandard – Still accruing	—	—	—	2,049	—	835	—	—	2,884
Substandard – Nonaccrual	—	—	1,577	—	—	—	—	—	1,577

Total	69,674	47,701	65,960	160,782	92,012	123,947	11,187	6,467	577,730
Owner occupied
Pass	21,582	23,453	27,588	38,342	41,485	46,402	22,525	5,084	226,461
Substandard – Still accruing	—	—	—	—	—	8,055	—	—	8,055
Substandard – Nonaccrual	—	—	—	—	—	2,107	—	—	2,107

Total	21,582	23,453	27,588	38,342	41,485	56,564	22,525	5,084	236,623
Multifamily
Pass	10,268	13,726	15,152	51,326	31,931	15,244	17,590	704	155,941

Total	10,268	13,726	15,152	51,326	31,931	15,244	17,590	704	155,941
Secured by single family
Pass	17,882	50,369	14,880	17,824	24,631	16,053	41,528	2,466	185,633
Substandard – Still accruing	—	—	—	352	—	—	—	—	352
Substandard – Nonaccrual	—	3,960	3,876	4,922	—	—	—	—	12,758

Total	17,882	54,329	18,756	23,098	24,631	16,053	41,528	2,466	198,743
Land and construction
Pass	442	13,062	12,843	14,748	—	373	3,862	—	45,330
Substandard – Nonaccrual	—	—	—	—	1,699	—	—	—	1,699

Total	442	13,062	12,843	14,748	1,699	373	3,862	—	47,029
SBA secured by real estate
Pass	48,528	81,598	79,285	64,429	46,792	64,809	—	—	385,441
Special Mention	—	606	5,443	1,461	415	591	—	—	8,516

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
December 31, 2025	2025	2024	2023	2022	2021	Prior	Within the Revolving Period	Converted to Term Loans	Total
Substandard – Still accruing	—	1,297	—	1,360	145	2,278	—	—	5,080
Substandard – Nonaccrual	—	—	4,572	—	—	—	—	—	4,572

Total	48,528	83,501	89,300	67,250	47,352	67,678	—	—	403,609
Total commercial real estate
Pass	168,376	229,909	214,131	345,402	236,851	265,993	96,692	14,721	1,572,075
Special Mention	—	606	5,443	1,461	415	591	—	—	8,516
Substandard – Still accruing	—	1,297	—	3,761	145	11,168	—	—	16,371
Substandard – Nonaccrual	—	3,960	10,025	4,922	1,699	2,107	—	—	22,713

Total	168,376	235,772	229,599	355,546	239,110	279,859	96,692	14,721	1,619,675

Commercial business:
Commercial and industrial
Pass	23,596	37,142	2,655	33,660	12,519	9,467	325,040	5,451	449,530
Special Mention	—	221	—	—	—	—	—	170	391
Substandard – Still accruing	—	—	—	—	2,229	1,328	2,000	—	5,557
Substandard – Nonaccrual	—	4,600	350	4,165	4,073	—	2,860	—	16,048

Total	23,596	41,963	3,005	37,825	18,821	10,795	329,900	5,621	471,526
SBA non-real estate secured
Pass	10,296	8,738	5,444	1,041	275	3,473	—	—	29,267
Substandard – Still accruing	—	—	—	—	—	120	—	—	120
Substandard – Nonaccrual	—	607	2,859	—	—	—	—	—	3,466

Total	10,296	9,345	8,303	1,041	275	3,593	—	—	32,853
Total commercial business
Pass	33,892	45,880	8,099	34,701	12,794	12,940	325,040	5,451	478,797
Special Mention	—	221	—	—	—	—	—	170	391
Substandard – Still accruing	—	—	—	—	2,229	1,448	2,000	—	5,677
Substandard – Nonaccrual	—	5,207	3,209	4,165	4,073	—	2,860	—	19,514

Total	33,892	51,308	11,308	38,866	19,096	14,388	329,900	5,621	504,379

Consumer:
Total consumer
Pass	—	—	634	—	—	—	1,459	—	2,093

Total	—	—	634	—	—	—	1,459	—	2,093

Total loans:
Pass	202,268	275,789	222,864	380,103	249,645	278,933	423,191	20,172	2,052,965
Special Mention	—	827	5,443	1,461	415	591	—	170	8,907
Substandard – Still accruing	—	1,297	—	3,761	2,374	12,616	2,000	—	22,048

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis
December 31, 2025	2025	2024	2023	2022	2021	Prior	Within the Revolving Period	Converted to Term Loans	Total
Substandard – Nonaccrual	—	9,167	13,234	9,087	5,772	2,107	2,860	—	42,227

Total	$202,268	$287,080	$241,541	$394,412	$258,206	$294,247	$428,051	$20,342	$2,126,147

Gross charge offs:
Commercial Real Estate:
Owner occupied	$—	$—	$1,061	$—	$—	$—	$—	$—	$1,061

Total commercial real estate	—	—	1,061	—	—	—	—	—	1,061
Commercial business
Commercial and industrial	—	—	—	2,600	—	1,050	—	—	3,650

Total commercial business	—	—	—	2,600	—	1,050	—	—	3,650

Total gross charge offs	$—	$—	$1,061	$2,600	$—	$1,050	$—	$—	$4,711

	Term Loans Amortized Cost Basis by Origination Year					Revolving Loans Amortized Cost Basis
December 31, 2024	2024	2023	2022	2021	Prior	Within the Revolving Period	Converted to Term Loans	Total
Commercial Real Estate (CRE):
Investor owned
Pass	$38,197	$98,365	$164,189	$102,551	$136,758	$26,023	$6,576	$572,659

Total	38,197	98,365	164,189	102,551	136,758	26,023	6,576	572,659
Owner occupied
Pass	23,598	27,907	40,863	42,478	59,979	16,562	5,187	216,574
Special Mention	—	—	—	—	3,676	—	—	3,676
Substandard – Nonaccrual	—	3,192	—	—	—	—	—	3,192

Total	23,598	31,099	40,863	42,478	63,655	16,562	5,187	223,442
Multifamily
Pass	14,827	26,667	59,572	32,429	25,805	2,316	714	162,330

Total	14,827	26,667	59,572	32,429	25,805	2,316	714	162,330
Secured by single family
Pass	58,045	27,308	28,658	25,015	25,366	31,226	2,765	198,383
Substandard – Still accruing	—	—	—	—	—	—	196	196

Total	58,045	27,308	28,658	25,015	25,366	31,226	2,961	198,579
Land and construction
Pass	10,350	14,637	11,461	21,594	919	3,677	—	62,638

Total	10,350	14,637	11,461	21,594	919	3,677	—	62,638
SBA secured by real estate
Pass	90,275	91,905	76,807	51,325	76,780	—	—	387,092
Special Mention	—	4,605	460	145	703	—	—	5,913
Substandard – Still accruing	—	—	1,524	—	1,679	—	—	3,203
Substandard – Nonaccrual	—	—	—	2,120	3,662	—	—	5,782

Total	90,275	96,510	78,791	53,590	82,824	—	—	401,990

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Term Loans Amortized Cost Basis by Origination Year					Revolving Loans Amortized Cost Basis
December 31, 2024	2024	2023	2022	2021	Prior	Within the Revolving Period	Converted to Term Loans	Total
Total commercial real estate
Pass	235,292	286,789	381,550	275,392	325,607	79,804	15,242	1,599,676
Special Mention	—	4,605	460	145	4,379	—	—	9,589
Substandard – Still accruing	—	—	1,524	—	1,679	—	196	3,399
Substandard – Nonaccrual	—	3,192	—	2,120	3,662	—	—	8,974

Total	235,292	294,586	383,534	277,657	335,327	79,804	15,438	1,621,638

Commercial business:
Commercial and industrial
Pass	44,414	4,068	47,383	20,729	8,975	306,976	5,893	438,438
Substandard – Still accruing	—	—	—	—	—	—	244	244
Substandard – Nonaccrual	—	—	—	—	—	2,500	—	2,500

Total	44,414	4,068	47,383	20,729	8,975	309,476	6,137	441,182
SBA non-real estate secured
Pass	13,118	2,872	892	431	2,892	—	—	20,205

Total	13,118	2,872	892	431	2,892	—	—	20,205
Total commercial business
Pass	57,532	6,940	48,275	21,160	11,867	306,976	5,893	458,643
Substandard – Still accruing	—	—	—	—	—	—	244	244
Substandard – Nonaccrual	—	—	—	—	—	2,500	—	2,500

Total	57,532	6,940	48,275	21,160	11,867	309,476	6,137	461,387

Consumer:
Total consumer
Pass	—	715	—	—	—	1,409	—	2,124

Total	—	715	—	—	—	1,409	—	2,124

Total loans:
Pass	292,824	294,444	429,825	296,552	337,474	388,189	21,135	2,060,443
Special Mention	—	4,605	460	145	4,379	—	—	9,589
Substandard – Still accruing	—	—	1,524	—	1,679	—	440	3,643
Substandard – Nonaccrual	—	3,192	—	2,120	3,662	2,500	—	11,474

Total	$292,824	$302,241	$431,809	$298,817	$347,194	$390,689	$21,575	$2,085,149

Gross charge offs:
SBA non-real estate secured	$—	$—	$—	$—	$130	$—	$—	$130

Total commercial business	—	—	—	—	130	—	—	130

Total gross charge offs	$—	$—	$—	$—	$130	$—	$—	$130

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Past due and nonaccrual loans presented by loan class were as follows as of December 31, 2025 and 2024 (in thousands):

December 31, 2025	Total Nonaccrual	Nonaccrual With No Allowance for Credit Loss	Loans Past Due 90 or more Days and Still Accruing
Commercial Real Estate (CRE):
Investor owned	$1,577	$1,577	$—
Owner occupied	2,107	2,107	—
Multifamily	—	—	—
Secured by single family	12,758	12,758	—
Land and construction	1,699	1,699	—
SBA secured by real estate	4,572	4,572	—

Total CRE	22,713	22,713	—
Commercial business:
Commercial and industrial	16,048	12,788	—
SBA non-real estate secured	3,466	—	—

Total commercial business	19,514	12,788	—
Consumer	—	—	—

Total	$42,227	$35,501	$—

December 31, 2024	Total Nonaccrual	Nonaccrual With No Allowance for Credit Loss	Loans Past Due 90 or more Days and Still Accruing
Commercial Real Estate (CRE):
Investor owned	$—	$—	$—
Owner occupied	3,192	3,192	—
Multifamily	—	—	—
Secured by single family	—	—	—
Land and construction	—	—	—
SBA secured by real estate	5,782	5,782	—

Total CRE	8,974	8,974	—
Commercial business:
Commercial and industrial	2,500	—	—
SBA non-real estate secured	—	—	—

Total commercial business	2,500	—	—
Consumer	—	—	—

Total	$11,474	$8,974	$—

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The following table presents the amortized cost basis of collateral-dependent loans by class of loans and type of collateral as of December 31, 2025 and 2024 (in thousands).

December 31, 2025	Real Estate	Equipment	Business Blanket Lien	Total
Commercial Real Estate (CRE):
Investor owned	$1,577	$—	$—	$1,577
Owner occupied	2,107	—	—	2,107
Multifamily	—	—	—	—
Secured by single family	12,758	—	—	12,758
Land and construction	1,699	—	—	1,699
SBA secured by real estate	4,572	—	—	4,572

Total CRE	22,713	—	—	22,713
Commercial business:
Commercial and industrial	—	—	7,074	7,074
SBA non-real estate secured	1,363	—	2,103	3,466

Total commercial business	1,363	—	9,177	10,540
Consumer	—	—	—	—

Total	$24,076	$—	$9,177	$33,253

December 31, 2024	Real Estate	Equipment	Business Blanket Lien	Total
Commercial Real Estate (CRE):
Investor owned	$—	$—	$—	$—
Owner occupied	3,192	—	—	3,192
Multifamily	—	—	—	—
Secured by single family	—	—	—	—
Land and construction	—	—	—	—
SBA secured by real estate	5,782	—	—	5,782

Total CRE	8,974	—	—	8,974
Commercial business:
Commercial and industrial	—	—	—	—
SBA non-real estate secured	—	—	—	—

Total commercial business	—	—	—	—
Consumer	—	—	—	—

Total	$8,974	$—	$—	$8,974

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The following table presents the aging of the amortized cost basis in past-due loans as of December 31, 2025 and 2024 (in thousands).

December 31, 2025	Current	30 - 59 Days Past due	60 - 89 Days Past Due	90+ Days Past Due	Total Past Due	Total
Commercial Real Estate (CRE):
Investor owned	$576,153	$1,577	$—	$—	$1,577	$577,730
Owner occupied	234,516	—	—	2,107	2,107	236,623
Multifamily	155,941	—	—	—	—	155,941
Secured by single family	197,746	416	303	278	997	198,743
Land and construction	47,029	—	—	—	—	47,029
SBA secured by real estate	397,308	1,729	—	4,572	6,301	403,609

Total CRE	1,608,693	3,722	303	6,957	10,982	1,619,675
Commercial business:
Commercial and industrial	457,453	3,498	—	10,575	14,073	471,526
SBA non-real estate secured	29,387	—	1,495	1,971	3,466	32,853

Total commercial business	486,840	3,498	1,495	12,546	17,539	504,379
Consumer	2,093	—	—	—	—	2,093

Total	$2,097,626	$7,220	$1,798	$19,503	$28,521	$2,126,147

December 31, 2024	Current	30 - 59 Days Past due	60 - 89 Days Past Due	90+ Days Past Due	Total Past Due	Total
Commercial Real Estate (CRE):
Investor owned	$572,659	$—	$—	$—	$—	$572,659
Owner occupied	223,442	—	—	—	—	223,442
Multifamily	162,330	—	—	—	—	162,330
Secured by single family	198,579	—	—	—	—	198,579
Land and construction	62,638	—	—	—	—	62,638
SBA secured by real estate	400,830	—	1,160	—	1,160	401,990

Total CRE	1,620,478	—	1,160	—	1,160	1,621,638
Commercial business:
Commercial and industrial	437,890	792	—	2,500	3,292	441,182
SBA non-real estate secured	11,193	—	—	9,012	9,012	20,205

Total commercial business	449,083	792	—	11,512	12,304	461,387
Consumer	2,124	—	—	—	—	2,124

Total	$2,071,685	$792	$1,160	$11,512	$13,464	$2,085,149

The Company may grant certain modifications of loans to borrowers experiencing financial difficulty on a case-by-case basis. The following presents the amortized cost basis of loans at December 31, 2025 that were both experiencing financial difficulty and modified during the year ended December 31, 2025. The percentage of the

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

December 31, 2025	Principal Forgiveness	Payment Deferral	Term Extension	Interest Rate Reduction	Payment Deferral and Interest Rate Reduction	Total	Percentage of Class of Financing Receivable
Commercial Real Estate (CRE):
Investor owned	$—	$—	$—	$—	$—	$—	$—
Owner occupied	—	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—	—
Secured by single family	—	3,876	—	—	513	4,389	2.2%
Land and construction	—	1,699	—	—	—	1,699	3.6%
SBA secured by real estate	—	—	—	—	—	—	—

Total CRE	—	5,575	—	—	513	6,088	0.4%
Commercial business:
Commercial and industrial	—	17,075	450	—	—	17,525	3.7%
SBA non-real estate secured	—	—	—	—	—	—	—

Total commercial business	—	17,075	450	—	—	17,525	3.5%
Consumer	—	—	—	—	—	—	—

Total	$—	$22,650	$450	$—	$513	$23,613	1.1%

The Company has not committed to lend any additional amounts to the borrowers included in the previous tables.

The following table presents the performance of such loans that have been modified in the last 12 months:

December 31, 2025	30 - 59 Days Past due	60 - 89 Days Past Due	90+ Days Past Due	Total Past Due
Commercial Real Estate (CRE):
Investor owned	$—	$—	$—	$—
Owner occupied	—	—	—	—
Multifamily	—	—	—	—
Secured by single family	4,389	—	—	4,389
Land and construction	1,699	—	—	1,699
SBA secured by real estate	—	—	—	—

Total CRE	6,088	—	—	6,088
Commercial business:
Commercial and industrial	9,360	—	8,165	17,525
SBA non-real estate secured	—	—	—	—

Total commercial business	9,360	—	8,165	17,525
Consumer	—	—	—	—

Total	$15,448	$—	$8,165	$23,613

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the year ended December 31, 2025:

December 31, 2025	Principal Forgiveness	Weighted- Average Interest Rate Reduction	Weighted- Average Deferral or Extension (In Months)	Amortized Cost Basis Modified
Commercial Real Estate (CRE):
Secured by single family:
Payment Deferral	—	—	7	3,876
Payment Deferral and Interest Rate Reduction	—	2.9%	7	513
Land and construction - Payment Deferral	—	—	7	1,699
Commercial business:
Commercial and industrial:
Payment Deferral	—	—	9	17,075
Term Extension	—	—	85	450

As of and for the years ended December 31, 2024 and 2023, the Company had no loans that were both experiencing financial difficulty and were modified during the year.

The following table presents loans purchased and sold during the year by portfolio segment (in thousands):

	Commercial Real Estate	Commercial Business	Consumer	Total
Year ended December 31, 2025:
Purchases	$1,160	$3,511	$—	$4,671
Sales	$18,886	$24,326	$—	$43,212
Year ended December 31, 2024:
Purchases	$4,071	$—	$—	$4,071
Sales	$23,777	$19,683	$—	$43,460
Year ended December 31, 2023:
Purchases	$11,452	$—	$—	$11,452
Sales	$12,228	$10,430	$—	$22,658

NOTE 4 – TRANSFERS AND SERVICING

The Company sells the guaranteed portion of certain SBA loans in the secondary market and retains the servicing responsibility for those loans subsequent to the sale. The loans serviced for others are accounted for as sales and are therefore not included in the accompanying Consolidated Balance Sheets. The carrying value of loans sold was $43.2 million, $43.5 million and $22.7 million during 2025, 2024 and 2023, respectively. Loans serviced for others totaled $188.0 million and $147.3 million at December 31, 2025 and 2024, respectively.

Consideration for each SBA loan sale includes the cash received and the fair value of the related servicing asset. The Company receives servicing fees ranging from 0.25% to 1.00% for the services provided over the life of the loan. The servicing asset is based on the estimated fair value of these future cash flows to be collected. The risks inherent in SBA servicing assets primarily relates to accelerated prepayment of loans in excess of what was originally modeled driven by changes in interest rates and a reduction in the estimated future cash flows.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The activity in servicing assets during the year includes additions from loan sales with servicing retained and reductions from amortization as the serviced loans are repaid and the servicing fees are earned. The servicing asset activity is summarized below for the years ended December 31 (in thousands):

	2025	2024	2023
Balance, beginning of period	$2,087	$2,318	$3,007
Additions	734	716	366
Amortization	(908)	(947)	(1,359)
Reversal (Impairment)	—	—	304

Balance, end of period	$1,913	$2,087	$2,318

Key economic assumptions used in measuring the initial fair value of servicing assets were as follows for the years ended December 31:

(weighted average rates per annum)	2025	2024	2023
Constant prepayment rates (level 3)	23.34%	21.66%	22.53%
Discount rates (level 3)	11.00%	16.79%	16.93%

NOTE 5 – PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31 (in thousands):

	2025	2024
Leasehold improvements	$2,086	$1,984
Furniture, fixtures, equipment and software	5,880	5,448

	7,966	7,432
Accumulated depreciation and amortization	(5,183)	(5,097)

	$2,783	$2,335

Total depreciation and amortization expense for the years ended December 31, 2025, 2024 and 2023, was $1.1 million, $0.9 million and $0.9 million, respectively.

NOTE 6 – LEASES

All of the Company leases are operating leases for the main branch office in La Jolla, branch facilities in Coronado, San Diego, Newport Beach, Beverly Hills, El Segundo and Montecito, a loan servicing office in Temecula, an operations center in Mission Valley, and an office in Redlands. The Company is responsible for common area maintenance, taxes and insurance on these leases.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option.

In 2025, the Company entered into new or amended leases of office space in Montecito and Beverly Hills which added new or extended lease terms ranging from 38 to 47 months. As a result of these lease contracts, the Company obtained operating lease right-of-use assets in exchange for lease obligations of $1.3 million in 2025.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

In 2024, the Company entered into new or amended leases of office space for Temecula, San Diego, South Bay and Coronado which added new or extended lease terms ranging from 30 to 90 months. As a result of these lease contracts, the Company obtained operating lease right-of-use assets in exchange for lease obligations of $5.4 million in 2024.

The components of total lease costs were as follows for the years ended December 31 (in thousands):

	2025	2024	2023
Operating lease cost	$2,288	$1,980	$1,830
Less sublease income	—	—	(35)

Total lease cost, net	$2,288	$1,980	$1,795

Right-of-use assets and lease liabilities and the associated balance sheet classifications are as follows (in thousands):

	Balance Sheet Classification	December 31, 2025	December 31, 2024
Right-of-use assets:
Operating leases	Other assets	$6,352	$6,819

Total right-of-use assets		$6,352	$6,819

Lease liabilities:
Operating leases	Accrued interest payable and other liabilities	$6,698	$7,063

Total lease liabilities		$6,698	$7,063

The amount of the lease liability and right-of-use asset is impacted by the lease term and the discount rate applied to determine the present value of the future lease payments. The average remaining term of our operating leases is 4.6 years and 5.3 years as of December 31, 2025 and 2024, respectively. The Company used a weighted average discount rate of 4.64% and 4.69% for measuring its operating lease liability as of December 31, 2025 and 2024, respectively.

At December 31, 2025, future lease payments under these operating leases were as follows (in thousands):

Amount
2026	$1,943
2027	1,582
2028	1,379
2029	1,038
2030 and thereafter	1,524

Total undiscounted lease payments	7,466
Less: Imputed interest	(768)

Present value of lease liability	$6,698

In February 2026, the Company entered into an amendment to extend the lease agreement for its office space in La Jolla, California. The extension term is 60 months, beginning March 1, 2026, and includes total fixed lease payments of approximately $1.4 million. As a result of this amendment, the Company will record an additional operating lease right-of-use asset and a corresponding operating lease liability of approximately $1.3 million in the first quarter of 2026.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

NOTE 7 – DEPOSITS

Deposits at December 31 consist of the following (in thousands):

	2025	2024
Noninterest-bearing deposits	$606,105	$553,405
Interest-bearing checking accounts	309,013	251,594
Savings and money market	1,025,393	888,200
Time deposit accounts under $250,000	122,518	120,187
Time deposit accounts $250,000 and over	160,852	321,073

	$2,223,881	$2,134,459

As of December 31, 2025 and 2024, all noninterest-bearing deposits are demand deposits.

Total deposits above include brokered non-maturity deposits of $51.1 million and $51.3 million as of December 31, 2025 and 2024, respectively.

Time deposits accounts of $250,000 and over include fully insured brokered deposits of $63.3 million and $237.7 million at December 31, 2025 and 2024, respectively.

The Company participates in the IntraFi Network, which provides deposit placement services through Insured Cash Sweep (“ICS”) and Certificate of Deposit Account Registry Service (“CDARS”) reciprocal deposits. These services allocate deposits across multiple banks within the IntraFi network in amounts below the standard FDIC insurance limit. At December 31, 2025 and 2024, interest-bearing checking accounts included ICS reciprocal deposits of $18.0 million and $47.1 million, respectively, savings and money market accounts included ICS reciprocal deposits of $168.7 million and $112.0 million, respectively, and time deposits under $250,000 included CDARS reciprocal deposits of $108.3 million and $106.1 million, respectively.

The maturity of time deposits as of December 31, 2025 is as follows (in thousands):

Amount
2026	$222,174
2027	42,249
2028	15,409
2029	2,228
2030 and thereafter	1,310

$283,370

NOTE 8 – BORROWING ARRANGEMENTS

The Company’s borrowings include advances from the Federal Home Loan Bank (FHLB) of San Francisco and Subordinated Debt.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

A summary of FHLB borrowings as of December 31, 2025 and 2024, is as follows (in thousands):

Lender	Maturity	Rate of Interest	December 31, 2025	December 31, 2024
Federal Home Loan Bank	January 31, 2025	4.91%	$—	$5,000
Federal Home Loan Bank	March 24, 2025	5.11%	—	7,000
Federal Home Loan Bank	May 5, 2025	4.25%	—	5,000
Federal Home Loan Bank	March 12, 2026	4.77%	3,000	3,000
Federal Home Loan Bank	March 12, 2027	4.56%	3,000	3,000
Federal Home Loan Bank	March 17, 2028	3.96%	5,000	5,000

Total			$11,000	$28,000

At December 31, 2025 and 2024, loans with a principal balance of approximately $746.5 million and $786.2 million and securities with a principal balance of approximately $5.3 million and $5.5 million were pledged as collateral to the FHLB for the borrowings, respectively. At December 31, 2025 and 2024, the Company had remaining financing availability of approximately $535.0 million and $546.0 million based on the level of pledged loans and securities, respectively, after consideration of FHLB borrowings outstanding and a $6.0 million and $5.0 million letter of credit to secure deposits, respectively.

As of December 31, 2025 and 2024, loans with a principal balance of approximately $817.3 million and $730.9 million were pledged as collateral to the Federal Reserve Bank on a securitized borrowing arrangement with related borrowing capacity of approximately $607.4 million and $523.5 million, respectively. There was no balance outstanding on this borrowing arrangement at December 31, 2025 and 2024.

The Company has borrowing lines with correspondent banks totaling $100.0 million as of December 31, 2025. There were no balances outstanding on these borrowing lines as of or for the year ended December 31, 2025.

The Company issued Fixed-to-Floating Subordinated Notes (“Notes”) of $18 million on April 24, 2019 with final maturity on April 25, 2029. The Notes accrued interest at a 6.00% fixed rate for the first five years until April 25, 2024 with quarterly interest payments. After April 25, 2024, interest on the Notes accrues at a variable rate at the three-month Secured Overnight Financing Rate (“SOFR”) plus 3.42%. The total variable rate on the notes was 7.54% as of December 31, 2025. Debt issuance costs were $0.1 million and is being amortized through the maturity date. The balance net of issuance cost is $18.0 million as of December 31, 2025 and 2024.

NOTE 9 – INCOME TAXES

As discussed in Note 1 – Summary of Significant Accounting Policies, the following income tax disclosures for the years ended December 31, 2025 and 2024, have been presented under ASU 2023-09. The 2023 income tax disclosures included below are presented separately as previously reported prior to adoption of ASU 2023-09.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Income before provision for income taxes for the years ended December 31, 2025 and 2024 consisted of the following (in thousands):

	2025	2024
United States	$57,834	$50,846
Foreign	—	—

Income Before Provision for Income Taxes	$57,834	$50,846

The provision for income tax for the years ended December 31, 2025 and 2024 consisted of the following (in thousands):

	2025	2024
Current Taxes:
Federal	$10,860	$9,648
State	5,554	5,405
Foreign	—	—

	16,414	15,053
Deferred Taxes:
Federal	671	374
State	83	(403)
Foreign	—	—

	754	(29)

Provision for Income Tax	$17,168	$15,024

The following provision for income tax disclosure for the year ended December 31, 2023 is presented as previously reported prior to adoption of ASU 2023-09 (in thousands):

2023
Current Taxes:
Federal	$10,727
State	5,946

16,673
Deferred Taxes	(202)
Tax Credit Investment Amortization	90

Provision for Income Tax	$16,561

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

A comparison of the Federal statutory income tax rates to the Company’s effective income tax rate for the years ended December 31, 2025 and 2024 is as follows (in thousands):

	2025		2024
	Amount	Rate	Amount	Rate
Statutory Federal Tax	$12,145	21.0%	$10,678	21.0%
State Franchise Tax, Net of Federal Benefit (1)	4,441	7.7%	4,120	8.1%
Tax Credits	(257)	(0.4%)	(216)	(0.4%)
Nontaxable or nondeductible items	(196)	(0.3%)	(91)	(0.2%)
Other Items, Net	1,035	1.7%	533	1.0%

Actual Tax Expense	$17,168	29.7%	$15,024	29.5%

(1)	State taxes in California made up the majority (greater than 50 percent) of the tax effect in this category.

The following effective tax rate reconciliation for the year ended December 31, 2023 is presented as previously reported prior to adoption of ASU 2023-09 (in thousands):

	2023
	Amount	Rate
Statutory Federal Tax	$12,058	21.0%
State Franchise Tax, Net of Federal Benefit	4,761	8.3%
Other Items, Net	(258)	(0.5%)

Actual Tax Expense	$16,561	28.8%

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition.

The following is a summary of the components of the net deferred tax assets recognized in the accompanying Consolidated Balance Sheets at December 31 (in thousands):

	2025	2024
Deferred Tax Assets:
Operating loss carryforwards	$883	$926
California State Income Tax	1,213	1,216
Allowance for loan losses	8,567	8,059
Lease liability	1,957	2,088
Securities available for sale	2,087	3,638
Bonus accrual	1,114	1,069
Nonaccrual loan interest	1,129	438
Other	1,071	1,385

	18,021	18,819
Deferred Tax Liabilities:
Deferred loan costs	(3,726)	(3,179)
Deferred lease costs	(1,856)	(2,016)
Other	(1,931)	(811)
	(7,513)	(6,006)

Net Deferred Tax Assets	$10,508	$12,813

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

As of each reporting date, management considers the realizability of deferred tax assets based on management’s judgment of various future events and uncertainties, including the timing and amount of future taxable income, as well as the implementation of tax planning strategies to maximize the realizability of deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. As of December 31, 2025 and 2024, management determined that it was more likely than not that the deferred tax assets will be realized; therefore, no valuation allowance was required.

At December 31, 2025, the Company had total net operating loss carryforwards of approximately $2.1 million for Federal income and approximately $5.1 million for California franchise tax purposes. Net operating loss carryforwards, to the extent not used, will begin to expire in 2031 for Federal tax purposes and 2032 for California franchise tax purposes.

These NOL carryforwards relate to the 2011 acquisition of Coronado First Bank and the 2013 acquisition of San Diego Private Bank. They are subject to an annual limitation by Section 382 of the Internal Revenue Code. The amount of the annual limitation for Federal and California Franchise Tax purposes is $333 thousand for the 2011 acquisition, and $446 thousand for the 2013 acquisition. The Company anticipates that these carryforwards will be utilized prior to their expiration and therefore no valuation allowance has been provided.

On June 24, 2025, the Franchise Tax Board of the State of California amended Senate Bill 132 which, among other changes, enacted a single-sales-factor apportionment calculation for tax years beginning on or after January 1, 2025. The change in apportionment methodology did not have a material effect on the Company’s effective tax rate.

The Company’s Federal income tax returns for the years ended December 31, 2022 through 2024 have been filed, and are open to audit by the Internal Revenue Service. The Company’s California franchise tax returns for the years ended December 31, 2021 through 2024 have been filed, and are open to audit by the State of California.

In accordance with the provision of ASC 740, the Company periodically reviews its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This review takes into consideration the status of current taxing authorities’ examinations of the Company’s tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment. There were no unrecognized tax benefits that would affect our effective tax rate if recognized as of December 31, 2025 and 2024. The Company records interest expense and penalties related to unrecognized tax benefits in income tax expense. There was no accrued interest or penalties at December 31, 2025 and 2024.

The amounts of cash income taxes paid by the Company, net of amounts refunded, for the years ended December 31, 2025 and 2024, were as follows (in thousands):

	2025	2024
Federal	$10,600	$8,555
State and local:
California	5,800	4,930
All other state and local	38	59

	5,838	4,989

Income taxes paid, net of amounts refunded	$16,438	$13,544

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

NOTE 10 – SHARE-BASED COMPENSATION

In 2016, the Company adopted the Private Bancorp of America, Inc. Equity Incentive Plan (the “PBAM Plan”). The awards under the PBAM Plan are granted to directors, officers, key employees of the Company, and certain consultants. Under the PBAM Plan, incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards and restricted stock units (collectively “Equity Grants”) may be granted. The PBAM Plan provides for the issuance of up to 600,000 Equity Grants, of which 164,833 were available as of December 31, 2025. Equity Grant prices may not be less than 100 percent of the fair market value of the stock at the date of grant. Equity Grants expire no later than ten years from the date of grant and vest based on a schedule determined by the Company’s Board of Directors. The PBAM Plan provides for accelerated vesting, at the discretion of the Board, if there is a change of control, as defined in the PBAM Plan, and in certain other circumstances.

The Company recognized share-based compensation cost of $2.0 million, $2.4 million and $1.5 million in 2025, 2024 and 2023, respectively, related to options, restricted stock and restricted stock unit grants awarded. Tax benefits associated with share-based compensation amounted to $0.6 million, $0.7 million and $0.4 million in 2025, 2024 and 2023, respectively.

Stock Options

The weighted-average fair value of options was estimated using the Black-Scholes option-pricing model with the following inputs: (1) expected volatility based on historical volatility of the Company’s common stock; (2) the expected term of the option representing the estimated average period of time that the options remain outstanding; (3) the risk-free rate of return reflecting the grant date interest rate offered for zero coupon U.S. Treasury bonds over the expected term of the options; and (4) the expected dividend yield of the Company’s common stock.

The Company did not grant stock options in 2025 or 2024. The following table presents the assumptions used to estimate the grant-date fair value of stock options granted during 2023, as previously reported:

2023
Dividend yield	0.00%
Expected life	6.23 years
Expected volatility	32.60%
Risk-free interest rate	4.09%
Weighted-average fair value at grant date	$16.97

A summary of the activity for stock options in 2025 was as follows:

	Options	Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, beginning of year	88,000	$22.07
Granted	—	—
Exercised	(7,000)	15.57
Forfeited or expired	(15,000)	19.85

Balance, end of year	66,000	$23.26	4.49	$2,262

Options exercisable	36,000	$21.69	2.10	$1,290

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The intrinsic value of option shares exercised during 2025, 2024 and 2023 was $0.3 million, $0.1 million and $0, respectively. Of the share options exercised in 2025, none were withheld by the Company to satisfy employee minimum statutory tax withholding requirements. As of December 31, 2025, total unrecognized compensation cost related to outstanding stock options was $0.2 million.

Tax benefits recognized in income relating to exercised stock options was zero, $25 thousand and $0.6 million in 2025, 2024 and 2023, respectively.

As of December 31, 2025, there were 30,000 unvested stock options outstanding, which are all scheduled to cliff vest in 2026, subject to the participant’s continued employment and the achievement of specified annual performance criteria.

Restricted Stock Awards

The Company grants restricted stock awards (“RSAs”) to employees, which generally follow a graded vesting schedule where 25% of the shares vest annually over a four-year period, subject to continued employment.

The following table summarizes RSA activity for the year ended December 31, 2025:

	2025
	Restricted Stock Awards	Weighted- Average Grant Date Fair Value
Balance, beginning of year	45,234	$31.83
Granted	25,405	58.16
Shares Vested	(22,815)	41.68
Forfeited or expired	(2,025)	38.76

Balance, end of year	45,799	$41.22

The total fair value of RSAs that vested during 2025, 2024 and 2023 was $1.0 million, $1.1 million and $0.3 million, respectively. Of the RSAs that vested in 2025, 4,486 shares were withheld by the Company to satisfy employee minimum statutory tax withholding requirements. As of December 31, 2025, there was $1.3 million of total unrecognized compensation cost related to RSAs that will be recognized over a weighted-average period of 1.7 years.

Restricted Stock Units

The Company also grants restricted stock units (“RSUs”) to executive officers under its Long-Term Incentive Plan (“LTIP”). RSUs granted under the LTIP cliff vest after three years, with vesting contingent 50% on continued employment and 50% on the achievement of specified annual performance criteria.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The following table summarizes RSU activity for the year ended December 31, 2025:

	2025
	Unvested Restricted Stock Units	Weighted- Average Grant Date Fair Value
Balance, beginning of year	84,571	$33.59
Granted	16,250	53.50
Shares Vested	(33,222)	31.48
Forfeited or expired	(9,553)	33.10

Balance, end of year	58,046	$40.45

The total fair value of RSUs that vested during 2025 was $1.0 million. Of the RSUs that vested in 2025, 11,145 shares were withheld by the Company to satisfy employee minimum statutory tax withholding requirements. As of December 31, 2025, there was $0.7 million of total unrecognized compensation cost related to RSUs that will be recognized over a weighted-average period of 1.4 years subject to the achievement of specified performance criteria.

Non-Employee Director Grants

In addition to the share-based compensation awards described above, the Company issued 9,230, 11,582 and 15,800 shares of common stock to its non-employee directors during the years ended December 31, 2025, 2024 and 2023, respectively. These shares were fully vested upon issuance.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Company’s exposure to credit losses in the event of nonperformance by the other parties for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The following is a summary of contractual or notional amounts of off-balance sheet financial instruments that represent credit risk at December 31, 2025 and 2024 (in thousands).

	2025	2024
Financial instruments whose contract amounts represent credit risks:
Commitments to extend credit	$315,180	$357,840
Standby letters of credit	7,541	6,131

	$322,721	$363,971

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates of not more than 12 months and may require payment of a fee. Since many of the commitments are not expected to be drawn upon, the total commitment amounts may not represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include marketable investment securities, accounts receivable, inventory, property, plant, and equipment, real properties and deposits.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily used in public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments if deemed necessary.

The Company has committed to invest in partnerships that sponsor affordable housing projects utilizing the Low- Income Housing Tax Credit (“LIHTC”) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of additional affordable housing projects, and to assist in achieving goals associated with the Community Reinvestment Act (“CRA”). Capital contributions are called for up to an amount specified in the partnership agreements. In addition, the Company invests in other CRA investments including Small Business Investment Companies. At December 31, 2025 and 2024, the Company had unfunded commitments to contribute capital to these LIHTC and other CRA investments totaling $2.4 million and $3.3 million, respectively.

Contingencies

The Company is subject to legal proceedings arising in the ordinary course of business. The Company accrues losses for a legal proceeding when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to reasonably estimate the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued and could adversely affect the Company’s business, cash flows, results of operations, financial condition and prospects. Unless otherwise indicated, the Company is unable to estimate reasonably possible losses in excess of any amounts accrued. As of December 31, 2025 and 2024, there were no material loss contingency accruals nor are there matters that would have a material effect on the financial statements if accrued.

NOTE 12 – RELATED PARTY TRANSACTIONS

The following is a summary of changes in related party loans (in thousands):

	2025	2024
Balance, Beginning of Year	$2,915	$2,050
New Loans and Advances	426	1,765
Repayments	(901)	(900)

Balance, End of Year	$2,440	$2,915

As of December 31, 2025 and 2024, the Company held deposits from executive officers and directors and the companies and organizations with which they are associated totaling approximately $36.9 million and $15.4 million, respectively.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

In 2024, the Bank entered into a Director Services Agreement with its Chairman of the Board for 12 months effective on January 1, 2024. The contract was renewed through the end of 2025 and terminated at the end of that year. Under the Director Services Agreement, the Chairman provided various services, including client development and retention, shareholder development and communications, business model implementation and acquisition strategies. For the services provided, the Chairman received annual compensation of $120,000 and reimbursement for expenses.

During 2024 and into 2025, the Bank had a Director Services Agreement with a Director wherein various services were provided including planning, monitoring and business development. This Director did not serve on the Audit Committee or on the Compensation, Governance and Nominating Committee. For services provided, the Director received annual compensation of $120,000 per year and reimbursement for expenses, plus $1,400 monthly for country club dues, and a performance bonus opportunity based on origination of loan and deposit accounts. The term of the Director Services Agreement was for 12 months and was subject to annual renewal. The agreement was terminated in July of 2025 following the conclusion of the Director’s services to the Bank’s Board of Directors in June of 2025.

NOTE 13 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items, as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Bank is subject to rules approved by the federal bank regulatory agencies for implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks, commonly referred to as “Basel III.”

The rules include a common equity Tier 1 (“CET1”) capital to risk-weighted assets ratio with minimums for capital adequacy and prompt corrective action purposes of 4.5% and 6.5%, respectively. The minimum Tier 1 capital to risk-weighted assets ratio was raised from 4.0% to 6.0% under the capital adequacy framework and from 6.0% to 8.0% to be well-capitalized under the prompt corrective action framework. Based upon the Bank’s election, the net unrealized gain (loss) on available for sale securities is not included in computing regulatory capital.

In addition, the Basel III rules include the concept of a “conservation buffer” of 2.5% applicable to the three-capital adequacy risk-weighted asset ratios (CET1, Tier 1, and Total). If the actual risk-weighted capital ratios fall below the capital adequacy minimum ratios plus the phased-in conservation buffer amount then dividends, share buybacks and discretionary bonuses to executives could be limited in amount. The Bank was not limited by the provisions of the conservation buffer as of and for the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, the most recent notification from the FDIC categorized the Bank as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since the notification that management believes have changed the Bank’s category.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The Bank’s actual and required capital amounts and ratios as of December 31, 2025 and 2024, are presented below (dollar amounts in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2025
Total capital (to risk-weighted assets)	$308,562	13.9%	$178,212	8.0%	$222,765	10.0%
Tier 1 capital (to risk-weighted assets)	280,690	12.6%	133,659	6.0%	178,212	8.0%
CET1 capital (to risk-weighted assets)	280,690	12.6%	100,244	4.5%	144,798	6.5%
Tier 1 capital (to average assets)	280,690	10.8%	103,505	4.0%	129,381	5.0%

As of December 31, 2024
Total capital (to risk-weighted assets)	$272,063	12.5%	$173,553	8.0%	$216,942	10.0%
Tier 1 capital (to risk-weighted assets)	244,925	11.3%	130,165	6.0%	173,553	8.0%
CET1 capital (to risk-weighted assets)	244,925	11.3%	97,624	4.5%	141,012	6.5%
Tier 1 capital (to average assets)	244,925	10.4%	94,307	4.0%	117,884	5.0%

The California Financial Code generally acts to prohibit banks from making a cash distribution to its shareholders in excess of the lesser of the bank’s undivided profits or the bank’s net income for its last three fiscal years less the amount of any distribution made by the bank’s shareholders during the same period. With certain exceptions, a California corporation such as the Company, may not pay a dividend to its shareholders unless its retained earnings are at least equal to the amount of the proposed dividends. The Company’s principal source of funds, if it were to make dividend payments, would be from dividends received from the Bank. As of December 31, 2025, the Bank had $189.2 million of retained earnings. However, any dividend payment would need to consider the required capital ratios discussed above in addition to other federal and state statutes and regulations. In addition, federal bank regulatory agencies have authority under the Financial Institutions Supervisory Act to prohibit or to limit the payment of dividends by the banking organizations they supervise, including banks or bank holding companies, if, in the banking regulator’s opinion, payment of a dividend would constitute an unsafe or unsound practice in light of the financial condition of the banking organization.

NOTE 14 – EARNINGS PER SHARE (“EPS”)

The two-class method is used in the calculation of basic and diluted earnings per share. Under the two-class method, earnings available to common shareholders for the period are allocated between common shareholders

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

and participating securities according to participation rights in undistributed earnings. The following is a reconciliation (in thousands):

	2025		2024		2023
	Net Income	Shares	Net Income	Shares	Net Income	Shares
Net income as reported	$40,666		$35,822		$40,856
Less: Earnings allocated to participating securities	(332)		(281)		(293)

Net income available to common shareholders	40,334		35,541		40,563
Weighted average common shares outstanding		5,785		5,743		5,689
Less unvested restricted shares		(47)		(45)		(42)

Total weighted-average basic shares outstanding	40,334	5,738	35,541	5,698	40,563	5,647
Dilutive effect of outstanding stock options and unvested RSUs		87		84		58

Total weighted-average diluted shares outstanding	$40,334	5,825	$35,541	5,782	$40,563	5,705

There were no anti-dilutive options and unvested RSUs as of December 31, 2025 and December 31, 2024 and 26,000 as of December 31, 2023.

NOTE 15 – FAIR VALUE MEASUREMENTS

The following is a description of valuation methodologies used for assets measured at fair value on a recurring basis:

Securities available for sale: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2).

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at December 31, 2025 and 2024 (in thousands):

	Fair Value Measurements Using:
December 31, 2025	Level 1	Level 2	Level 3	Total
Assets Measured at Fair Value:
On a Recurring Basis:
Securities available for sale	$—	$217,837	$—	$217,837

December 31, 2024
Assets Measured at Fair Value:
On a Recurring Basis:
Securities available for sale	$—	$145,238	$—	$145,238

The Company had no assets or liabilities measured at fair value on a non-recurring basis as of or during the years ended December 31, 2025, 2024 and 2023.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of financial instruments fulfills the accounting requirements per the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) topic 825 — Financial Instruments. The fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The fair value hierarchy level and estimated fair value of financial instruments is summarized as follows (dollar amounts in thousands):

		December 31, 2025		December 31, 2024
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and due from banks	Level 1	$11,148	$11,148	$16,528	$16,528
Interest-bearing deposits-other	Level 1	13,523	13,523	10,419	10,419
Interest-bearing deposits at FRB	Level 1	130,344	130,344	136,929	136,929
Interest-bearing time deposits with other financial institutions	Level 1	4,355	4,355	4,189	4,189
Debt securities available for sale	Level 2	217,837	217,837	145,238	145,238
Loans held for sale	Level 3	2,330	2,330	3,008	3,008
Loans held for investment, net	Level 3	2,096,824	2,126,101	2,057,882	2,060,809
Servicing assets	Level 3	1,913	2,796	2,087	2,630
Accrued interest receivable	Level 1	8,284	8,284	7,993	7,993

Liabilities
Time deposits	Level 2	$283,370	$283,422	$441,260	$440,205
Other deposits (1)	Level 2	1,940,511	1,940,511	1,693,199	1,693,199
Borrowings	Level 2	28,976	29,113	45,969	46,478
Accrued interest payable	Level 1	1,087	1,087	2,350	2,350

(1)

Includes non-interest bearing deposits, interest bearing checking deposits, savings and money market deposits that have no stated maturities and are assumed to have a fair value equal to the carrying value.

NOTE 17 – 401K BENEFIT PLAN

The Company maintains a 401K benefit plan that provides for employee contributions up to maximums allowed by law, which are matched up to 5% by the Company. Matching contributions charged to expense amounted to $1.5 million, $1.3 million and $1.1 million in 2025, 2024 and 2023, respectively.

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

NOTE 18 – SHAREHOLDERS’ EQUITY

Stock Repurchase Program

On September 11, 2025 the Company announced that the Board of Directors has adopted a stock repurchase program, and authorized entering into a written stock repurchase agreement with a broker-dealer. That agreement included a trading plan in accordance with Rules 10b5-1 and 10b-18 of the Securities and Exchange Act of 1934. The Board authorized the Company to devote up to $5 million in aggregate consideration to the repurchase of shares in privately-negotiated transactions and in the open market. On November 20, 2025, the Company concluded all of its repurchases under the program, totaling $5.0 million for repurchasing 86,594 shares during 2025. The average cost per share, including brokerage commissions, excise taxes and other execution costs, was $58.01. All repurchased shares were retired and canceled, returning them to the status of authorized but unissued shares.

NOTE 19 – PARENT ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Private Bancorp of America, Inc. is as follows:

CONDENSED BALANCE SHEETS

December 31, 2025 and 2024

(Dollars in Thousands)

	2025	2024
ASSETS
Cash and cash equivalents	$2,673	$2,394
Due from interest-bearing	443	441
Other assets	1,811	943
Investment in bank subsidiary	277,267	237,863

Total Assets	$282,194	$241,641

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Other borrowings	$17,976	$17,969
Other liabilities	254	138

Total Liabilities	18,230	18,107

Shareholders’ Equity
Common Stock	76,972	75,377
Additional paid-in capital	4,389	4,393
Retained earnings	187,473	152,252
Accumulated other comprehensive (loss) income	(4,870)	(8,488)

Total Shareholders’ Equity	263,964	223,534

Total Liabilities and Shareholders’ Equity	$282,194	$241,641

PRIVATE BANCORP OF AMERICA, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024; YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

CONDENSED STATEMENTS OF OPERATIONS

Years Ended December 31, 2025, 2024 and 2023

(Dollars in Thousands)

	2025	2024	2023
Dividends from subsidiary	$7,725	$1,950	$1,551
Interest income	2	3	3
Interest expense on borrowings	(1,433)	(1,432)	(1,087)

Net interest and dividend income	6,294	521	467
Noninterest income	60	22	11
Noninterest expense	1,154	736	590

(Loss) income before equity in undistributed income of subsidiary	5,200	(193)	(112)
Equity in undistributed income of subsidiary	34,726	35,387	40,481

Income before income taxes	39,926	35,194	40,369
Income tax benefit	740	628	487

Net income	$40,666	$35,822	$40,856

CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2025, 2024 and 2023

(Dollars in Thousands)

	2025	2024	2023
Cash Flows from Operating Activities
Net income	$40,666	$35,822	$40,856
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed earnings of subsidiary	(34,726)	(35,387)	(40,481)
Amortization of debt issuance costs	7	8	7
Increase in other assets	(868)	(558)	(265)
Increase in other liabilities	1,024	577	103

Net Cash Provided By (Used in) Operating Activities	6,103	462	220
Cash Flows from Investment Activities
Increase in interest-bearing deposits	(2)	(2)	(3)

Net Cash Used In Investing Activities	(2)	(2)	(3)
Cash Flows from Financing Activities
Repurchase of common stock	(5,023)	—	—
Repurchase of restricted shares	(908)	(508)	(96)
Proceeds from exercise of stock options	109	33	437

Net Cash Provided By (Used In) Financing Activities	(5,822)	(475)	341
Change in Cash and Cash Equivalents	279	(15)	558
Cash and Cash Equivalents Beginning of Year	2,394	2,409	1,851

Cash and Cash Equivalents End of Year	$2,673	$2,394	$2,409

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Private Bancorp of America, Inc.

Date: July 13, 2026	By:	/s/ Richard L. Sowers
	Name:	Richard L. Sowers
	Title:	President and Chief Executive Officer